Founded on Principles.
Built on Values.

Apollo HOSPITALS
TOUCHING LIVES


Clinical Excellence
Patient Care Excellence
Technological Excellence
Value Excellence

Annual Report
2009 – 2010

Founded on Principles. Built on Values.

This sums up the ethos of Apollo Hospitals. Established at a time when primary healthcare was considered the Government's domain and advanced healthcare was out of reach for most, except for a chosen few who could afford access from the advanced nations of the west, Apollo Hospitals redefined the healthcare modalities in India. And within three decades has emerged as undeniably the most trusted healthcare major not just in India, but also among several countries across the world including technologically developed nations. Among the major factors which made this possible is the passion for excellence that is internalised by every member of the Apollo family and governs every activity of the Group.

Adopting scientific methods to continuously evaluate and monitor performance levels and regular upgrading of standards has helped Apollo Hospitals maintain consistent excellence in clinical, academic and research areas. In turn enabling it to deliver patient care and safety of the highest order matching the standards at the best healthcare institutions across the world.

At the same time, well planned growth strategies, thoughtful investments in technology and infrastructure, continuous strengthening of human resources, progressive improvement of operational efficiency at every stage and several other measures have ensured that Apollo Hospitals remains a successful corporate with uniformly excellent performance across every parameter. Consistently increasing stockholders' wealth year after year and justifying the trust reposed by them.

Apollo HOSPITALS
TOUCHING LIVES

"Our mission is to bring healthcare of international standards within the reach of every individual. We are committed to the achievement and maintenance of excellence in education, research and healthcare for the benefit of humanity"

Dr.Prathap C Reddy
Founder and Executive Chairman
Apollo Hospitals Group

Apollo HOSPITALS TOUCHING LIVES

Contents

BOARD OF DIRECTORS

Executive Chairman
Dr.Prathap C Reddy

Managing Director
Smt.Preetha Reddy

Executive Director- Finance
Smt.Suneeta Reddy

Executive Director-Operations
Smt.Sangita Reddy

Executive Director- Special Initiatives
Smt.Shobana Kamineni

Directors
Shri.Rajkumar Menon
Shri.Rafeeque Ahamed
Shri.N.Vaghul
Shri.Deepak Vaidya
Shri.T.K.Balaji
Shri.Habibullah Badsha
Shri. Khairil Anuar Abdullah
Shri.G.Venkatraman
Shri.Steven J Thompson
Shri.Sandeep Naik
Shri.Michael Fernandes
(Alternate Director to
Shri. Khairil Anuar Abdullah)

Group President
Shri.K.Padmanabhan

Chief Financial Officer
Shri.S.K.Venkataraman

Executive President - Healthcare
Shri.R.Basil

General Manager - Project Finance & Company Secretary
Shri.S.M.Krishnan

Corporate Information

Auditors	M/s. S. Viswanathan, Chartered Accountants, Chennai - 600 004
Bankers	Indian Overseas Bank, Andhra Bank, Canara Bank, Indian Bank, State Bank of Travancore, Bank of India, Citibank, IDBI Bank, HDFC Bank, ICICI Bank, Axis Bank, Oriental Bank of Commerce, Standard Chartered Bank.
Registered Office	# 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028
Administrative Office	Ali Towers, # 55, Greams Road, Chennai - 600 006 E-mail: apolloshares@vsnl.net, krishnan_sm@apollohospitals.com Website: www.apollohospitals.com
Apollo Hospitals Chennai	# 21 & 24, Greams Lane, Off Greams Road, Chennai - 600 006 # 320, Anna Salai, Nandanam, Chennai - 600 035 New No. 6, Old No. 24, Cenotaph Road, Chennai - 600 018 # 646, T.H. Road, Tondiarpet, Chennai - 600 081 # 154, E.V.R Periyar Salai, Chennai - 600 010 Apollo Children's Hospital 15-A Shafi Mohammed Road, Chennai - 600 006
Madurai	Lake View Road, KK Nagar, Madurai - 625 020
Karur	Apollo Loga Hospital, 3rd floor, 163, Allwyn Nagar, Kovai Road, Karur - 639 002
Karaikudi	Managiri Sukkanenthal Village, Thalakkavur Panchayat, Kallal Panchayat Union, Karaikudi - 630 001.
Aragonda	Thavanampalle Mandal, Chittoor District, Andhra Pradesh - 517 129
Hyderabad	Jubilee Hills, Hyderabad - 500 033 Old MLA Quarters, Hyderguda, Hyderabad- 500 029 Rajiv Gandhi Marg, Vikrampuri Colony, Secunderabad - 500 003 Apollo Hospitals - DRDO, DMRL 'X' Roads, Kanchanbagh, Hyderabad - 500 058 Bhagyanagar Colony, Opp. Kukatpally Housing Board, Hyderabad - 500 072 St. Johns Road, Near Keys High School, Secunderabad
Karim Nagar	Apollo Reach Hospital, H.No.G.P.No.4-72, Theegalagutta Pally, G.P., Arepally Rev. Village, Karimnagar
Vishakapatnam	# 10-50-80, Waltair Main Road, Vishakapatnam - 530 002

Kakinada	Main Road, Kakinada - 533 001
Mysore	Apollo BGS Hospitals, Adichunchanagiri Road, Kuvempu Nagar, Mysore - 570 023
Bilaspur	Lingiyadi Village, Bilaspur, Chattisgarh - 495 001
Bhubaneswar	#251, Sainik School Road, Unit 15, Bhubaneswar - 751 005
Bangalore	# 154/11, Bannerghatta Road, Opp. IIM, Bangalore - 560 076
Ahmedabad	Plot No. 1A, GIDC Estate, Bhat Village, Gandhi Nagar, Gujarat - 382 428
Kolkata	Apollo Gleneagles Hospital, # 58, Canal Circular Road, Kolkata - 700 054
New Delhi	Sarita Vihar, Delhi Mathura Road, New Delhi - 110 044
Mauritius	Apollo Bramwell Hospital, Royal Road, Moka, Republic of Mauritius
Life Style Centers	# 105, GN Chetty Road, T Nagar, Chennai - 600 017
	# T-95, 3rd Avenue, Anna Nagar, Chennai - 600 040
	City Centre, # 445 Mint Street, Chennai - 600 079
	Apollo Heart Centre, # 156, Greams Road, Chennai - 600 006
	# 12, Prithvi Avenue, Alwarpet, Chennai - 600 018
	Apollo Centre of Excellence for Women # 15/42, Gandhi Mandapam Road Kotturpuram, Chennai - 600 085
	Apollo Clinic, New No. 137 (Old No.70A) Velachery Road, Guindy, Chennai - 600 032
	Apollo Emergency Centre, Near Santi Fire Works, Malakpet, Hyderabad - 500 036
	Apollo Emergency Centre, Mehdipatnam 'X' Roads, Mehdipatnam, Hyderabad - 500 028
	Apollo Emergency Centre, Rajiv Gandhi International Airport, Samshabad, Hyderabad
	Apollo Gleneagles Clinic, # 48/1F, Leela Roy Sarani, Ghariahat, Kolkata - 700 019
	City Centre, # 1, Tulsibaug Society, Opp. Doctor House, Ellisbridge, Ahmedabad - 380 006
	Apollo Clinic, KR 28 VIP Road, Port Blair, Andaman - 744 101

Notice to the Shareholders

Notice is hereby given that the **Twenty Nineth Annual General Meeting** of the Company will be held on Monday, the 26th day of July 2010 at 10.15 A.M at Kamaraj Arangam, No. 492 Anna Salai, Teynampet, Chennai- 600 018 to transact the following business:

ORDINARY BUSINESS

1. To receive, consider and adopt the Audited Profit and Loss account for the year ended 31st March 2010 and the Balance Sheet as at that date, the Directors' and Auditors' Report thereon.

2. To declare a dividend on equity shares for the financial year ended 31st March 2010.

3. To appoint a Director in place of Shri. N. Vaghul, who retires by rotation and being eligible, offers himself for re-appointment.

4. To appoint a Director in place of Shri. T.K. Balaji, who retires by rotation and being eligible, offers himself for re-appointment.

5. To appoint a Director in place of Shri. Rajkumar Menon, who retires by rotation and being eligible, offers himself for re-appointment.

6. To appoint a Director in place of Shri. Khairil Anuar Abdullah, who retires by rotation and being eligible, offers himself for re-appointment.

7. To appoint Auditors for the current year and fix their remuneration, M/s.S.Viswanathan, Chartered Accountants, Chennai retire and are eligible for re-appointment.

SPECIAL BUSINESS

Item No. 8

To consider and, if thought fit, to pass with or without modification(s) the following resolution as an **ORDINARY RESOLUTION.**

"RESOLVED THAT, Shri. Habibullah Badsha who was appointed as a director at the meeting of the Board of Directors of the Company held on 30th January 2009 in the casual vacancy caused earlier due to his resignation and who holds office up to the date of this Annual General Meeting i.e., till the period, he would have held the office had he continued and in respect of whom the Company has received a notice in writing under Section 257 of the Companies Act, 1956 from a member proposing his candidature for the office of the Director, be and is hereby appointed as a Director of the Company, liable to retire by rotation."

Item No. 9

To consider and, if thought fit, to pass with or without modification(s) the following resolution as an **ORDINARY RESOLUTION.**

"RESOLVED THAT, Shri. Sandeep Naik who was appointed as an Additional Director at the meeting of the Board of Directors of the Company held on 29th October 2009 and who holds office up to the date of this Annual General Meeting and in respect of whom the Company has received a notice in writing under Section 257 of the Companies Act, 1956 from a member proposing his candidature for the office of the Director, be and is hereby appointed as a Director of the Company, liable to retire by rotation."

Item No. 10

To consider and, if thought fit, to pass with or without modification(s), the following resolution as an **ORDINARY RESOLUTION.**

"RESOLVED THAT, Smt. Shobana Kamineni who was appointed as an Additional Director at the meeting of the Board of Directors of the Company held on 28th January 2010 and who holds office up to the date of this Annual General Meeting and in respect of whom the Company has received a notice in writing under Section 257 of the Companies Act, 1956 from a member proposing her candidature for the office of the Director, be and is hereby appointed as a Director of the Company, liable to retire by rotation."

"RESOLVED THAT pursuant to Section 269 read with Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956, Smt. Shobana

Kamineni be and is hereby appointed as a Whole Time Director of the Company designated as Executive Director - Special Initiatives, for a period of five years from 1st February 2010 to 31st January 2015."

"RESOLVED THAT pursuant to Sections 198, 309, 310 and other applicable provisions of the Companies Act, 1956, if any, read with Schedule XIII of the said Act, remuneration at 0.50% of the net profits of the Company (as determined in accordance with the provisions of the Companies Act, 1956), be paid to Smt. Shobana Kamineni, Executive Director - Special Initiatives, for each financial year or part thereof subject to payment of minimum remuneration as specified in Section II of Part II of Schedule XIII to the Companies Act, 1956 as in force in each year, in the event of absence or inadequacy of profits in any year."

"RESOLVED FURTHER THAT subject to the provisions of Schedule XIII of the Companies Act, in the event of Smt. Shobana Kamineni drawing remuneration as managerial person from two companies, the total remuneration drawn from both the companies shall not exceed the higher maximum limit admissible from any one of the companies of which she is a managerial person."

"RESOLVED FURTHER THAT the Board be and is hereby authorized to do all such acts, deeds and things as may be necessary, proper or expedient to give effect to this resolution."

Item No. 11

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a **SPECIAL RESOLUTION**.

"RESOLVED THAT pursuant to the provisions of Section 94 and other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force) and in accordance with Article 59(1)(d) of Articles of Association of the Company, and subject to such other approvals, consents, sanctions, if any, required from any authority and subject to such conditions as may be prescribed while granting such approvals, consents and sanctions, which may be agreed to by the Board of directors of the Company (hereinafter referred to as the "Board" which shall be deemed to include any duly authorized committee thereof), the consent of the Members be and is hereby accorded for sub-dividing the Equity Shares of the Company, including the paid up shares, such that each existing Equity Share of nominal value of Rs.10/- (Rupees Ten) each be sub-divided into 2 (Two) Equity Shares of nominal value of Rs.5/- (Rupee Five) each, and consequently, the Authorized Share Capital of Rs.850,000,000/- (Rupees Eight Hundred and Fifty million only) would comprise of (i) 150,000,000 equity shares of Rs. 5/- each and (ii) 1,000,000 preference shares of Rs. 100/- each, with effect from the "Record Date" to be determined by the Board for this purpose".

"RESOLVED FURTHER THAT pursuant to the sub-division of the Equity Shares of the Company, each existing paid-up Equity Share of the Company of the nominal value of Rs.10/- (Rupees Ten) each, as existing on the Record Date, shall stand sub-divided into two equity shares of nominal value of Rs.5/- (Rupee Five) each fully paid up, with effect from the Record Date."

"RESOLVED FURTHER THAT the existing physical share certificates in relation to the issued Equity Shares of the Company be cancelled and the Board be and is hereby authorized to recall the same from the Shareholders, if necessary and to issue new share certificates in lieu thereof, with regard to the sub-divided Equity shares in accordance with the provisions of the Companies (Issue of Share Certificate) Rules, 1960 and in case Members holding the Equity Shares opt to receive the sub-divided Equity shares, in dematerialized form, the sub-divided Equity Shares shall be credited to the respective beneficiary accounts of the Members, with their respective Depository Participants and the Company shall take such corporate actions as may be necessary in relation to the existing Equity Shares".

"RESOLVED FURTHER THAT the Board be and is hereby authorized to do all such acts, deeds, matters and things and give such directions as may be necessary, in the best interest of the Company, for giving effect to the aforesaid resolution, including but not limited to signing and execution of necessary forms, papers, writings, agreement and documents, including giving customary representations and warranties, together with such indemnities as may be deemed necessary and expedient in its discretion and for settling any question, difficulty or doubt that may arise in this regard and the decisions of the Board shall be final and binding on all the Members".

Item No. 12

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a **SPECIAL RESOLUTION.**

"RESOLVED THAT pursuant to the provisions of section 16 and other applicable provisions, if any, of the Companies Act, 1956, (including any statutory modification or re-enactment thereof for the time being in force), the Memorandum of Association of the Company be and is hereby altered by substituting the existing clause V as under".

Clause V: The Authorized Share Capital of the Company is Rs.850,000,000/- divided into :-

i. 150,000,000 equity shares of Rs. 5/- each and

ii. 1,000,000 preference shares of Rs. 100/- each

with or without voting rights with a power to consolidate or subdivide into such classes and to increase or reduce the capital whenever the circumstances warrant."

"RESOLVED FURTHER THAT the nominal value of each Equity Share wherever it appears in the Memorandum of Association of the Company or any other documents of the Company be replaced by Rs.5/- in place of Rs.10/-."

"RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board of Directors of the Company be and is hereby authorized to take all such steps and actions and give such directions as it may in its absolute discretion deem necessary in this regard."

Item No. 13

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a **SPECIAL RESOLUTION**

"RESOLVED THAT pursuant to the provisions of Section 31 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force), the existing Article 4 of the Articles of Association of the Company be and is hereby altered by substitution with the following Article:

Article 4: The Authorized Share Capital of the Company is Rs.850,000,000/- divided into :-

i. 150,000,000 equity shares of Rs. 5/- each and

ii. 1,000,000 preference shares of Rs. 100/- each

with or without voting rights with a power to consolidate or subdivide into such classes and to increase or reduce the capital whenever the circumstances warrant."

"RESOLVED FURTHER THAT the nominal value of each Equity Share wherever it appears in the Articles of Association of the Company or any other documents of the Company be replaced by Rs.5/- in place of Rs.10/-."

"RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board of Directors of the Company be and is hereby authorized to take all such steps and actions and give such directions as it may in its absolute discretion deem necessary in this regard."

By order of the Board

For **APOLLO HOSPITALS ENTERPRISE LIMITED**

S.M. Krishnan
General Manager - Project Finance
and Company Secretary

Place : Chennai
Date : 28th May 2010

Notes

1. **A member entitled to attend and vote at this Annual General Meeting may appoint a proxy to attend and vote on his / her behalf. A proxy need not be a member of the Company.** The instrument appointing the proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of the power or other authority shall be deposited either at the Registered Office of the Company at No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028 or at the Secretarial Department, Ali Towers, No. 55 Greams Road, Chennai - 600 006 not less than 48 hours before the commencement of the meeting.

2. The Explanatory Statement pursuant to Section 173 (2) of the Companies Act, 1956 in respect of the Special Business as set out above is annexed hereto.

3. The Register of Members and Share Transfer Books will remain closed from **Saturday, 17th July 2010 to Monday, 26th July 2010 (both days inclusive).**

4. Dividend upon its declaration at the meeting will be paid to those members whose names appear:

   (i) As members on the Register of Members of the Company as on 26th July 2010 after giving effect to all valid share transfers in physical form which would be received by the company up to the closing hours of business as on 16th July 2010.

   (ii) As beneficial owners as per the list to be furnished by NSDL/CDSL as at the closing hours of business on 16th July 2010.

5. Members desiring any information as regards the accounts are requested to write to the Company at least seven days before the meeting so as to enable the management to keep the information ready.

6. The Company transferred all unclaimed dividend declared up to the financial year ended 31st March 1994 to the General Revenue Account of the Central Government as required by the Companies Unpaid Dividend (Transfer to the General Revenue Account of the Central Government) Rules, 1978. Those Shareholders who have so far not claimed or collected their dividend up to the aforesaid financial year may claim their dividend from the Registrar of Companies, Tamil Nadu, Shastri Bhavan, Haddows Road, Chennai - 600 006.

7. Pursuant to the provisions of Section 205A(5) of the Companies Act, 1956, as amended, the Company has transferred all unclaimed dividend for the financial year ended 31st March 1995, 31st March 1996, 31st March 1997, 31st March 1998, 31st March 1999, 31st March 2000, 31st March 2001 and 31st March 2002 to the Investor Education and Protection Fund (IEP Fund) established by the Central Government pursuant to Section 205 C of the Companies Act, 1956. It may also be noted that once the unclaimed dividend is transferred to the IEP Fund, no claim shall lie in respect thereof.

8. Pursuant to the provisions of Section 205A(5) of the Companies Act, 1956, as amended, dividend for the financial year ended 31st March 2003 and thereafter, which remains unclaimed for a period of 7 years from the date of transfer of the same to the unclaimed dividend account as referred to in sub-section (1) of section 205A of the Act, will be transferred to the Investor Education and Protection Fund (IEP Fund) of the Central Government. Shareholders who have not encashed the dividend warrant(s) so far for the financial year ended 31st March 2003 or subsequent financial years are requested to make their claim to the Secretarial Department, Ali Towers, III Floor, No.55 Greams Road, Chennai - 600 006. It may also be noted that once the unclaimed dividend is transferred to the IEP Fund as above, no claim shall lie in respect thereof.

Information in respect of such unclaimed dividend when due for transfer to the IEP Fund is given below:-

Financial Year Ended	Date of Declaration of Dividend	Last date for claiming unclaimed dividend
31/03/2003	22/08/2003	27/09/2010
31/03/2004	14/09/2004	20/10/2011
31/03/2005	11/08/2005	16/09/2012
31/03/2006	07/08/2006	02/09/2013
31/03/2007 (Interim)	24/03/2007	30/04/2014
31/03/2007 (Final)	24/08/2007	30/09/2014
31/03/2008	28/08/2008	05/10/2015
31/03/2009	26/08/2009	03/10/2016

9. Members holding shares in physical form are requested to intimate the following directly to the Company's Registrar and Share Transfer Agents, Integrated Enterprises (I) Limited, Kences Towers, II Floor, No, 1 Ramakrishna Street, North Usman Road, T. Nagar, Chennai - 600 017.

   a) Bank Mandate with full particulars for remittance of dividend directly into their bank accounts, if declared at the meeting.

   b) Changes, if any, in their address at an early date.

   c) Application for consolidation of folios, if shareholdings are under multiple folios.

   d) Despatch of share certificates for consolidation.

   e) Request for nomination forms for making nominations as per amended provisions of the Companies Act, 1956.

10. Members are requested to quote ledger folio numbers in all their correspondences.

11. Members holding shares in dematerialized form (electronic form) are requested to intimate any change in their address, bank mandate etc., directly to their respective Depository Participants.

12. **Electronic Clearing Service (ECS) Facility**

    With respect to payment of dividend, the Company provides the facility of ECS to shareholders residing at the following cities:

    Ahmedabad, Bangalore, Bhubaneshwar, Chandigarh, Chennai, Guwahati, Hyderabad, Jaipur, Kanpur, Kolkata, Mumbai, Nagpur, New Delhi, Patna and Thiruvananthapuram.

    Shareholders holding shares in physical form who now wish to avail ECS facility, are requested to forward their ECS mandate in the prescribed form to the Company's Registrar and Share Transfer Agent, Integrated Enterprises (I) Limited.

Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956.

Item No.8

Shri. Habibullah Badsha was appointed as a Director of the Company by the Board of Directors at its meeting held on 30th January 2009 in the casual vacancy created earlier due to his resignation and he holds office up to the date of this Annual General Meeting. The Company has received a notice in writing from a member together with a deposit amount of Rs.500/- proposing the candidature of Shri. Habibullah Badsha for the office of director of the Company under the provisions of the Companies Act, 1956. Accordingly, the Board recommends the resolution set out in Item No.8 of the Notice for approval of the members.

Memorandum of Interest

None of the Directors of the Company other than Shri.Habibullah Badsha may be deemed to be concerned or interested in this resolution.

Item No.9

Shri. Sandeep Naik was appointed as an Additional Director of the Company by the Board of Directors at its meeting held on 29th October 2009. Pursuant to Section 260 of the Companies Act 1956, Shri. Sandeep Naik will hold office of Director only up to the date of this Annual General Meeting. The Company has received a notice in writing from a member together with a deposit amount of Rs.500/- proposing the candidature of Shri. Sandeep Naik for the office of director of the Company under the provisions of the Companies Act, 1956. Accordingly, the Board recommends the resolution set out in Item No.9 of the Notice for approval of the members.

Memorandum of Interest

None of the Directors of the Company other than Shri. Sandeep Naik may be deemed to be concerned or interested in this resolution.

Item No.10

Smt. Shobana Kamineni was appointed as an Additional Director of the Company by the Board of Directors at its meeting held on 28th January 2010. Pursuant to Section 260 of the Companies Act 1956, Smt. Shobana Kamineni will hold office of Director only up to the date of this Annual General Meeting. The Company has received a notice in writing from a member together with a deposit amount of Rs.500/- proposing the candidature of Smt. Shobana Kamineni for the office of director of the Company under the provisions of the Companies Act, 1956.

Smt. Shobana Kamineni has a degree in Economics and completed an Accelerated Hospital Management course from Columbia University. She has over 20 years experience in the healthcare industry.

She was the chairperson of CII - Southern Region. She had also on earlier occasions chaired the CII National Committee on Entrepreneurship and the CII Southern Regional Sub-Committee on Social Development.

Her experience has largely been in the sphere of project management in establishing the Group's large projects including Apollo Chennai, Apollo Hyderabad & Apollo Delhi. She is currently involved with Pharmaceutical Retailing, Supply Chain Management, Franchising, Clinical Trials, Research and Health Insurance.

She was Chairman of Family Health Plan Limited. During her tenure she improved the business substantially and successfully steered the groups foray into Health Insurance concluding a Joint Venture with Munich Re.

Smt. Shobana Kamineni is also Executive Director of Apollo Munich Health Insurance Company Limited and is drawing a minimum remuneration of Rs. 48 lakhs per annum, as per Section II of Part II to the Schedule III of the Companies Act, 1956, as Apollo Munich Health Insurance Company Limited is a loss making company.

The Remuneration and Nomination Committee, after taking into account her extensive experience in Pharmaceutical Retailing, Supply Chain Management, Franchising, Clinical Trials, Research and Health Insurance is of the view that her appointment as Director would be beneficial and add value to Apollo especially, at this juncture when it is embarking on expansion activities in India and abroad and recommends her appointment to the Board.

The Board of Directors at its meeting held on 28th January 2010 appointed Smt.Shobana Kamineni as a Whole time Director designated as Executive Director - Special Initiatives for a period of five years with effect from 1st February 2010 at a remuneration calculated at 0.5% of net profits of the Company, as recommended by the Remuneration & Nomination Committee, subject to approval of the members in the ensuing Annual General Meeting.

The Board recommends the resolution set out in Item No.10 of the notice for approval of the members.

Memorandum of Interest

None of the Directors of the Company is in any way concerned or interested in the above appointment except Smt. Shobana Kamineni, Dr.Prathap C Reddy, Smt.Preetha Reddy, Smt.Suneeta Reddy and Smt.Sangita Reddy, who are relatives of Smt.Shobana Kamineni.

This statement may also be considered as an abstract of the notice under Section 302 of the Companies Act, 1956 to the Shareholders.

Item No.11

The present Authorized Share Capital of the Company is Rs.850,000,000/- (Rupees Eight Hundred and Fifty million only) divided into :-

(i) 75,000,000 equity Shares of Rs.10/- each and

(ii) 1,000,000 Preference shares of Rs.100/- each.

The present subscribed and paid up equity share capital of the Company is Rs.617,848,590/- divided into 61,784,859 equity shares of Rs.10/- each fully paid up.

The Members may be aware that the equity shares of the Company are presently listed on Bombay Stock Exchange Limited (BSE) and National Stock Exchange of India Limited (NSE), Mumbai.

In order to improve the liquidity of the Company's shares in the stock market and to make it affordable to the small investors, the Board of Directors of the Company at its meeting held on 28th May 2010 considered it desirable to sub-divide the equity shares of the Company.

Accordingly, 75,000,000 Equity Shares of Rs.10/- each of the Company comprised in its Authorized Share Capital is proposed to be sub-divided into 150,000,000 equity shares of Rs.5/- each. The subscribed and paid up Capital of the Company, as existing on the Record Date for the purpose of the sub-division of equity shares, will also be sub-divided into equity shares of a nominal value of Rs.5/- each fully paid up, with effect from the Record Date. The Record Date on which this sub-division would become effective will be decided by the Board after obtaining the shareholders' approval, which will be notified through the Stock Exchanges.

The consent of the Members is being sought in accordance with the provisions of Section 94 of the Companies Act, 1956 and Article 59(1)(d) of the Articles of Association of the Company.

Accordingly, the Board recommends the resolution set out in Item No.11 of the Notice for approval of the members.

Memorandum of Interest

The Directors of the Company may be deemed to be concerned or interested in the resolution to the extent of the shares held by them in the Company.

Items No.12 & 13

The proposed sub-division of the nominal value of the Equity Shares of the Company from Rs.10/- per share to Rs.5/- per share requires an amendment to the Capital Clause of the Memorandum of Association of the Company and the Articles of Association of the Company.

Accordingly, Clause V of the Memorandum of Association of the Company and Article 4 of the Articles of Association of the Company are proposed to be altered in the manner set out in the resolution, to reflect the alteration in the Authorized Share Capital of the Company.

The approval of the Members of the Company is sought pursuant to the provisions of Sections 16 and 31 of the Companies Act, 1956 for the proposed alterations to the Memorandum and Articles of Association of the Company or any other document(s) of the Company.

Accordingly, the Board recommends the resolutions set out in Items No.12 & 13 of the Notice for approval of the members.

Memorandum of Interest

The Directors of the Company may be deemed to be concerned or interested in the resolutions to the extent of the shares held by them in the company.

A copy of the Memorandum and Articles of Association of the Company, together with the proposed alterations, is kept open for inspection by the Members at the Registered Office of the Company between 9.00 A.M. and 5.30 P.M. on all working days of the Company excluding Saturday, Sunday and public holidays up to 26th July 2010.

By order of the Board
For **APOLLO HOSPITALS ENTERPRISE LIMITED**

S.M. Krishnan
General Manager - Project Finance
and Company Secretary

Place : Chennai
Date : 28th May 2010

Details of Directors seeking appointment/re-appointment in the Annual General Meeting to be held on 26th July 2010
Pursuant to Clause 49 of the Listing Agreement

Name of the Director	Shri. N. Vaghul	Shri. T.K. Balaji	Shri. Rajkumar Menon	Shri. Khairil Anuar Abdullah
Date of Birth	4th August 1936	12th July 1948	30th July 1944	29th January 1951
Date of Appointment on the Board	29th November 2000	17th September 2001	5th December 1979	25th November 2005
Relationship with other Directors	None	None	None	None
Expertise in Specific Function area	Specialization in Finance	General Management	Business Management	Governance, Strategic Planning, Finance, Information Technology
Qualification	B.Com (Hons.) from the University of Madras	Bachelor of Mechanical Engineering - Gold Medalist from the University of Madras Completed Business Management Studies at IIM, Ahmedabad - Awarded Gold Medal for outstanding scholastic performance	Graduated from St.Nicholas College, Somerset, England	Masters degree in Business Administration from Harvard Business School, USA
Board Membership of other companies as on March 31, 2010	**Listed Companies in India** Mahindra & Mahindra Limited, Director Wipro Limited, Director Piramal Healthcare Limited, Director **Listed Companies abroad** Arcelor Mittal (erswhile Mittal Steel N.V.,) Luxembourg **Unlisted Companies in India** Hemogenomics Private Limited, Director Mahindra World City Developers Limited, Chairman	India Nippon Electricals Limited, Chairman Lucas TVS Limited, Managing Director Delphi TVS Diesel Systems Limited, Managing Director Sundaram Clayton Limited, Director Lucas Indian Service Limited, Director T V Sundaram Iyengar & Sons Limited, Director Titan Industries Limited, Director TVS Automotive System Limited, Director TVS Investments Limited, Director	Nil	Nil

	Section 25 Companies ICICI Knowledge Park, Chairman Pratham India Education Initiative, Director IKP Centre for Technologies in Public Health, Director Kaivalya Education Foundation, Director	India Japan Lighting Private Limited, Chairman Punarvasu Swasthi Private Limited, Director Hastham Swathi Private Limited, Director Harita Electronics Private Limited, Director	-	-
Chairman/Member of the Committee of the Board of Directors of the Company as on March 31, 2010				
	Remuneration & Nomination Committee - Member Investment Committee - Chairman	Investment Committee - Member	Audit Committee - Member	Nil
Chairman/Member of the Committee of Directors of other Companies in which the person is a director as on March 31, 2010				
Audit Committee	**Chairman** 1. Wipro Limited **Member** 2. Piramal Healthcare Limited	**Member** 1.Sundaram Clayton Limited 2.Titan Industries Limited,	-	-
Shareholders' Grievance Committee		**Chairman** 1. India Nippon Electricals Limited **Member** 2.Sundaram Clayton Limited	-	-
Remuneration Committee	**Member** 1. Mahindra World City Developers Limited	**Chairman** Titan Industries Limited	-	-
Compensation Committee	**Chairman** 1. Mahindra & Mahindra Limited 2. Piramal Healthcare Limited **Member** 3.Wipro Limited	-	-	-
Shareholding in the Company (as on 31/03/2010)	nil	nil	nil	nil

Details of Directors seeking appointment/re-appointment in the Annual General Meeting to be held on 26th July 2010
Pursuant to Clause 49 of the Listing Agreement

Name of the Director	Shri. Habibullah Badsha	Shri. Sandeep Naik	Smt. Shobana Kamineni
Date of Birth	8th March 1933	29th October 1972	27th November 1960
Date of Appointment on the Board	30th January 2009	29th October 2009	28th January 2010
Relationship with other Directors	None	None	Daughter of Dr.Prathap C Reddy, Chairman, Sister of Smt.Preetha Reddy, Managing Director, Smt.Suneeta Reddy, Executive Director - Finance and Smt.Sangita Reddy, Executive Director - Operations
Expertise in Specific Function area	Law Senior counsel Former Advocate General, Former Public Prosecutor Former Central Govt.Standing Counsel Former Central Govt. Public Prosecutor	Finance & Hospital Management	Leading Startups, Strategy, comprehensive knowledge of the healthcare universe.
Qualification	Masters degree in Islamic History	MS in Bio Medical Engineering from Medical College of Virginia	B.A [Economics], Accelerated Hospital Management, Columbia university.
	Graduated in Law from Madras University	MBA Degree from Wharton School of Business	
Board Membership of other companies as on March 31, 2010	Maschmeijer Aromatics India Limited, Chairman	Nil	Apollo Munich Health Insurance Company Limited, Executive Director PCR Investments Limited, Director Apollo Sindoori Hotels Limited, Director Apollo Mumbai Hospitals Limited, Director Apollo Health Resources Limited, Director Lifetime Wellness Rx International Limited, Director Apollo Energy Company Limited, Director Indian Hospitals Corporation Limited, Director Apollo Health Street Limited, Director Keimed Limited, Director

			Apollo Lavasa Health Corporation Limited, Director Kei Energy Pvt Limited, Director Kamineni Builders Pvt Limited, Director Primetime Recreations Pvt Limited, Director Kiddy Concepts Pvt Limited, Director Trac India Private Limited, Director Kei Vita Private Limited, Director Kei Rajamahendri Resorts Pvt Ltd, Director KEI-RSOS Petroleum and Energy Pvt Ltd, Director KEI-RSOS Shipping Pvt Limited, Director Peninsular Tankers Pvt Limited, Director Health Super Hiway Pvt Limited, Director Kei Health Highway Pvt Limited, Director Quintiles Phase one Clinical Trials India Pvt.Ltd, Alternate Director TRAC Eco & Safari Park Pvt Limited, Director
Chairman/Member of the Committee of the Board of Directors of the Company as on March 31, 2010			
	Nil	Remuneration & Nomination Committee - Member	
Chairman/Member of the Committee of Directors of other Companies in which the person is a director as on March 31, 2010			
Audit Committee	Nil	Nil	**Member** Apollo Munich Health Insurance Company Limited
Shareholders' Grievance Committee	Nil	Nil	**Member** Apollo Health Street Limited
Remuneration Committee	Nil	Nil	**Chairman** Apollo Munich Health Insurance Company Limited
Compensation Committee	Nil	Nil	-
Shareholding in the Company (as on 31/03/2010)	5,403	Nil	1,094,976

Chairman's Message

Dear Members,

When the focus on excellence goes beyond being a pursuit and transcends into a passion, it empowers an organisation to be a change agent, which can bring about a positive difference in every human it touches.

At Apollo Hospitals, we have gone a step even further. We have broken down our focus on excellence into specific definable and measurable parameters, which drive every activity of ours. The critical areas, which we call our pillars of excellence have been identified as - clinical, technological, patient care and value delivered. In each of these I am proud to say, Apollo has been setting the standards.

Apollo was founded on principles, which we cherish to this day. Prominent among these is our staunch belief that a healthy life is the fundamental right of every human being and that its accessibility in terms of affordability or logistics should not be a deterrent or obstacle to enjoy it. Right from the beginning we had realised that harnessing relevant technology and putting it to judicious use so that it acts in tandem with the art of practice of medicine, is what can help us deliver healthcare of the highest quality. Today we are happy that Apollo Hospitals has been acknowledged as the pioneer and trail blazer in this part of the world in adopting and adapting the latest technologies to ensure that the best that medical science has to offer is made available.

Patient care and safety are two areas, which receive the maximum attention at Apollo Hospitals. Our Group has the most number of hospitals with quality certifications, a testimony to our commitment to patient care. It is gratifying to know that our patients perceive a great value and definite cost advantage in our services. It is even more gratifying when I hear a patient fondly recalling his Apollo experience as Tender Loving Care, he received so generously from everyone he came in contact with at our hospitals.

Our doctors, nurses and all other support personnel have always been a major strength for us. I am glad to note that our policy of encouraging talent and providing professional freedom has enabled Apollo Hospitals to remain undoubtedly the largest and the best human resource bank in the industry. Consistent and continuous training programmes and constant updation of knowledge and skills have ensured that we can deliver standards that match the best available in the world.

While Apollo Hospitals is well known for its commitment to treating illness, we have also led initiatives to bring in awareness of the need and modes of preventing illness and promoting wellness. Billion Hearts Beating is a fine example, where an initiative of Apollo has been responsible for huge public participation and for masses of people pledging to bring in desirable lifestyle and behaviour changes which could actually reduce the risk of heart ailments.

I am happy Apollo has touched great heights. I am also happy that we are now geared up with the strong team we have built over the years to achieve even greater heights. We have drawn up a challenging plan, which encompasses every aspect of integrated healthcare and focuses not just on clinical and service excellence, but also on education and research. In essence we have etched out a macro blue print to redefine healthcare in our country and help us move closer to our vision. For I have always believed that until the last sick man has access to the best healthcare, the job of the medical fraternity remains unfinished.

Dr.Prathap C Reddy
Founder and Executive Chairman
Apollo Hospitals Group

Corporate Highlights

- During the year, Apollo Hospitals added quite a few achievements to its credit and received several honours. Some of these are listed below.
- A special postage stamp in recognition of the contribution of Apollo Hospitals towards Indian Healthcare sector was released on 2nd November 2009.
- Several hospitals in the Apollo Group got top ratings in The Week-IMRB annual survey of the best hospitals in the country:
  - Apollo Hospitals at Chennai and Delhi in the list the top 10 hospitals in India.
  - Apollo Chennai was rated the best private hospital in the country.
  - Apollo Hospitals in Hyderabad and Kolkata were rated the best hospitals in their respective cities.
- Apollo Hospitals at Delhi and Chennai received re-accreditation from JCI.
- Apollo Specialty Hospital Madurai received NABH accreditation.
- The first standalone advanced paediatric care hospital was inaugurated in Chennai. Of the six hospitals inaugurated during the year, three offer specialised cancer care.
- Apollo Hospitals at Secunderabad was the 50th hospital in the Apollo Group.
- The Apollo Knee Clinic was launched across multiple locations across the country starting from Apollo Hospitals Hyderabad.
- Apollo Hospitals Lavasa opened as a state-of-the-art integrated healthcare and wellness centre.
- A new Apollo Medical Centre was inaugurated at the Airport Terminal 1D of Indira Gandhi International Airport, New Delhi.
- Apollo Gleneagles Cancer Hospitals (the first Comprehensive Cancer Care Hospital in Eastern India) commissioned.
- Apollo Bramwell Hospitals, Mauritius inaugurated in August 2009.
- Apollo Pharmacy chain now has 1,050 operational outlets.
- Spine Clinic and Liver Clinic launched in Oman.
- The hospitals in the Group performed over 7,600 cardiac surgeries (the highest in a year) with 99.2% success rate. Apollo Hospitals, Chennai completed 25,000 coronary bypass surgeries.
- Apollo Hospitals Group performed over 450 liver transplants including on both children and adults.
- Over 35,000 beneficiaries in the various medical camps and outreach programs organised by the hospitals in the group.
- MOU signed with Star Health Insurance for treatment under Kalaignar Kappeettu Thittam in Cardiology and Oncology.
- A critical care unit set up at Pamba. Over 15,000 pilgrims were provided medical aid.
- Apollo Hospitals, Bangalore set up 25 wellness centers at the premises of various corporates.
- Apollo Hospitals, Hyderabad received Indira Gandhi Excellence in Innovation Award and the Global Consumer Healthcare Award.
- India's first 64 slice PET-CT system installed at Apollo Speciality Cancer Hospital, Chennai.
- State-of-the-art radio surgery equipment, Novalis Tx commissioned at Apollo Hospitals Hyderabad.

- Apollo Hospitals Hyderabad participated in disaster management activities and provided medications, food, doctors, nurses, ambulances for flood relief in Andhra Pradesh.

- Apollo Hospitals Group forays into stem cell research and sets up a Molecular Biology Research Center.

- College of Nursing with affiliation for 60 seats inaugurated at Bilaspur.

- Apollo Telemedicine Networking Foundation expanded with 15 new centres. Launched 'Virtual Home Visits' by consultants using wireless webcam enabled laptops with telemedicine kits.

- Number of Information Centres go up to 36, with new centres opened at Agartala, Villupuram and Aizwal.

- Apollo Hospitals won the super brand award for having achieved the super brand status in the country.

- CRISIL has assigned to the company a grade of 4/5, indicating a superior rating with strong fundamentals.

- The Company received USD 15mn (INR 700.20 million) towards subscription of Foreign Currency Convertible Bonds by International Finance Corporation, Washington in January 2010.

Awards and Accolades

- Dr. Prathap C Reddy, Chairman of Apollo Hospitals group was conferred the PADMA VIBHUSHAN AWARD by the Government of India in recognition of his contribution towards the healthcare industry in the country.

- Rotary International bestowed Life Time Achievement Award to Dr Prathap C Reddy for his exemplary services in the medical field.

- Shri.N.Vaghul, a director on the board of our company, was awarded the PADMA BHUSHAN AWARD by the Government of India.

- His Excellency Thiru Surjit Singh Barnala, Governor of Tamil Nadu presented the Degree of Doctor of Science (Honoris Causa) to Smt. Preetha Reddy, Managing Director, at the Nineteenth Convocation of Tamil Nadu Dr. M.G.R Medical University on 10th November 2009 for her contributions to the health care industry.

Corporate Highlights


Revenue
Rs. Million
20000
18000
16000
14000
12000
10000
8000
6000
4000
2000
0
8995
11501
14803
18587
2007
2008
2009
2010


PAT
Rs. Million
1600
1400
1200
1000
800
600
400
200
0
676
1018
1181
1520
2007
2008
2009
2010


Earnings per Share
Rs.
25
20
15
10
5
0
13
19
20
25
2007
2008
2009
2010


Return on Capital Employed (%)
16
14
12
10
8
6
4
2
0
15
13
11
13
2007
2008
2009
2010

Directors' Report to the Shareholders

Your Directors are pleased to present the TWENTY NINETH ANNUAL REPORT and the audited statements of accounts for the year ended 31st March 2010.

Financial Results (Rs.in million)

For the year ended	31st March 2010	31st March 2009
Total Income	18587	14803
Profit before Extraordinary Items and Taxation	2222	1763
Provision for Taxation	702	542
Net Profit before Extraordinary Item after Taxation	1520	1221
Extraordinary Item	-	40
Net Profit after Extraordinary Item and Taxation	1520	1181
Balance of Profit brought forward	1209	1248
Profit Available for appropriations	2729	2429
Appropriations		
Dividend (inclusive of dividend tax)	504	470
Transfer to General Reserve	750	750
Balance carried forward to Balance sheet	1475	1209

Results of Operations

During the year under review, the gross revenue of the Company increased to Rs.18587 million compared to Rs. 14803 million in the previous year, registering an impressive growth of 26%. The profit after tax for the year increased by 29% to Rs.1520 million compared to Rs. 1181 million in the previous year.

During the year under review, the consolidated gross revenue of the Company increased to Rs.20587 million compared to Rs. 16350 million in the previous year, registering an impressive growth of 26%. Net profit after minority interest for the group increased to Rs.1376 million from Rs.1025 million representing a growth of 34%

Consolidated Financial Statements

Your Company has been granted exemption from attaching the financial statements of its subsidiary companies in India and abroad, to the balance sheet of your Company for the financial year 2009-2010, under Section 212(8) of the Companies Act, 1956 by the Ministry of Corporate Affairs (MCA). A statement of summarized financials of all subsidiaries of your Company, pursuant to the approval under Section 212(8) of the Companies Act, 1956 forms part of this report. Any further information in respect of the annual report and the financial statements of the subsidiary companies of your Company will be made available to the members on request. In accordance with the Accounting Standard, AS-21 issued by the Institute of Chartered Accountants of India, Consolidated Financial Statements presented by your Company include the financial information of all its subsidiaries.

Dividend

The Board of Directors recommend a dividend of Rs.7/- per Equity Share (70% on par value of Rs.10/-) (as against Rs.6.50 per Equity share, 65% in the previous year) on the paid up equity share capital of the Company for the financial year ended 31st March 2010, which if approved at the forthcoming Annual General Meeting on 26th July 2010 will be paid to those shareholders whose names appear in the Register of Members as at the closing hours of business on 16th July 2010. In respect of shares held in electronic form, the dividend will be paid on the basis of beneficial ownership information furnished by the depositories viz., NSDL and CDSL for this purpose.

The Register of Members and Share Transfer Books will remain closed from 17th July 2010 to 26th July 2010 (both days inclusive).

Transfer of Reserves

Your Company proposes to transfer Rs.750 million to the general reserve out of the amount available for appropriations. An amount of Rs.1475 million is proposed to be retained in the profit & loss account.

Credit Rating

CRISIL has assigned to the company a grade of 4/5, indicating a superior rating with strong fundamentals.

Subsidiaries

Your Company has ten subsidiary companies as on March 31, 2010. The statement in respect of the details of the subsidiary companies viz., Unique Home Health Care Limited (UHHCL), AB Medical Centres Limited (ABMCL), Samudra Healthcare Enterprises Limited (SHEL), Apollo Hospital (UK) Limited (AHUKL), Apollo Health and Lifestyle Limited (AHLL), Apollo Cosmetic Surgical Centre Pvt Limited (ACSPL), Pinakini Hospitals Limited (PHL), Imperial Hospital and Research Centre Limited (IHRCL), ISIS Healthcare India Private Limited (ISIS) and Mera Healthcare India Private Limited (MERA) pursuant to section 212 of the Companies Act, 1956, is attached to this report.

Unique Home Health Care Limited (UHHCL)

UHHCL, a wholly owned subsidiary of the Company provides medical and paramedical services including doctor's consultation, physiotherapy direct to patient homes and also offers paramedical service in hospitals to critically ill patients. For the year ended 31st March 2010, UHHCL recorded a revenue of Rs.23.60 million and net profit of Rs.11.08 million.

AB Medical Centres Limited (ABMCL)

ABMCL, a wholly owned subsidiary of the Company does not have any commercial operations as it has leased out its infrastructure viz., land, building and medical equipment to the Company for running the hospital. For the year ended 31st March 2010, ABMCL recorded an income of Rs.6.64 million and a net profit of Rs.3.98 million.

Samudra Healthcare Enterprises Limited (SHEL)

SHEL, a wholly owned subsidiary of the company, runs a 120 bed multi speciality hospital at Kakinada. For the year ended 31st March 2010 SHEL recorded revenues of Rs.216.79 million and a net profit of Rs.17.40 million.

Apollo Hospital (UK) Limited (AHUKL)

AHUKL is a wholly owned foreign subsidiary of the Company and is yet to commence its operations.

Apollo Health and Lifestyle Limited (AHLL)

AHLL, a subsidiary of the Company is engaged in the business of providing primary healthcare facilities through a network of franchised clinics across India offering specialist consultation, diagnostics, preventive health checks, telemedicine facilities and a 24-hour pharmacy all under one roof. For the year ended 31st March 2010 AHLL recorded a consolidated revenue of Rs.87.97 million and a net loss of Rs. 2.45 million.

Pinakini Hospitals Limited (PHL)

As a part of its strategy to reach out to the tier II towns and cities, the company intends to build a hospital in Nellore at a total project cost of Rs.600 million through a subsidiary company, Pinakini Hospital Limited.

Apollo Cosmetic Surgical Centre Pvt Limited (ACSPL)

ACSPL, a 66.91% subsidiary of the company is engaged in the business of running cosmetic surgical centres. For the year ended 31st March 2010 ACSPL recorded a revenue of Rs.10.72 million and a net loss of Rs.6.88 million

Imperial Hospital and Research Centre Limited (IHRCL)

IHRCL, a 51% subsidiary of the company owns a 240 bed multi speciality hospital at Bengaluru. For the year ended 31st March 2010 IHRCL recorded a revenue of Rs.704.17 million and a net loss of Rs. 67.94 million.

ISIS Healthcare India Private Limited (ISIS)

ISIS, a subsidiary of Apollo Health and Lifestyle Limited is engaged in the business of providing healthcare services. For the year ended 31st March 2010, ISIS recorded a revenue fo Rs.14.02 million and a net loss of Rs.1.58 million.

Mera Healthcare India Private Limited (MERA)

MERA, a subsidiary of Apollo Health and Lifestyle Limited is engaged in the business of providing healthcare services. For the year ended 31st March 2010, MERA recorded a revenue of Rs.8.99 million and a net loss of Rs.0.16 million (Mera was acquired by AHLL on July 11th 2009, the revenue and profitability is for the period 11th July 2009 to 31st March 2010)

Corporate Social Responsibility

This year too Apollo Hospitals undertook several initiatives as an expression of its deep commitment to societal welfare. Some of the more significant ones are listed below:

- "Billion Hearts Beating" campaign, our Corporate Social initiative in association with the Times of India Foundation for increasing awareness of Heart diseases across the country has evoked a tremendous response with more than 16,000 pledges within three weeks of launch. The momentum is expected to accelerate with several leading corporates expressing eagerness to participate in this fight against heart disease.

- The Apollo Hospitals Group signed a memorandum of understanding with the Union Government to set up "Central Government Health Scheme - Apollo Dialysis Clinics" to provide specialised services to kidney patients enrolled under the CGHS.

- Apollo Group completed 2,500 cardiac surgeries performed under the auspices of SACH - Save A Child's Heart, our endeavour to support the medical treatment expenses of underprivileged children ailing with serious congenital heart disease.

- Under SAHI, our initiative to aid the hearing impaired children, almost 1,000 children were screened, over 150 were referred for surgery and 160 were provided with hearing aids.

- Apollo Hospitals set up on-site medical centres, to provide immediate attention at various international sports events, exhibitions and pilgrim congregations. This apart different hospitals in the group conducted several free medical camps in their neighbouring areas, which were highly appreciated.

Increase in Paid-up Share Capital

During the year, the paid-up share capital of the Company increased from Rs.602,357,020/- (consisting of 60,235,702 equity shares of Rs.10/- each) to Rs.617,848,590/- (consisting of 61,784,859 equity shares of Rs.10/- each) consequent to the allotment of 1,549,157 equity shares to Dr. Prathap C Reddy upon conversion of 1,549,157 warrants on 18th April 2009 at a price of Rs.497.69 per share including a premium of Rs. 487.69 per share.

These shares have been listed at Bombay Stock Exchange Limited (BSE) and National Stock Exchange India Limited, (NSE), Mumbai.

Issue of Foreign Currency Convertible Bonds (FCCBs)

During the year, your company issued 1500 Unsecured Foreign Currency Convertible Bonds (FCCB) with a face value of USD 10,000 each aggregating to US$ 15,000,000 to International Finance Corporation, Washington, with an option of converting the FCCBs into equity shares at a price of Rs.605/- per share.

Issue of warrants convertible into equity shares to Dr.Prathap C Reddy

Your company has issued 1,544,621 convertible share warrants to Dr. Prathap C Reddy, one of the promoters of the company on a preferential basis under the applicable SEBI guidelines.

These warrants have been issued with a convertible option to be exercised within a period of 18 months from the date of allotment. Each warrant issued can be converted into one equity share of the company of nominal value of Rs.10/- each at a price of Rs.771.76 which includes a premium of Rs.761.76 per share calculated in accordance with the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009.

The objective of this preferential issue was to part fund the expansion activities, finance additional working capital requirements and general corporate purposes.

Proceeds of Preferential Issues

The details of utilization of proceeds of preferential issues upto 31st March 2010, are set out in the statement attached herewith as Annexure - A.

Corporate Governance

Pursuant to clause 49 (VII) of the Listing Agreement with the Stock Exchanges, a separate report on Corporate Governance forms part of the Directors' Report in the Annual Report. Your Company is compliant with the requirements of the Listing Agreement and necessary disclosures have been made in this regard in the Corporate Governance Report.

A certificate from the Auditors of the Company regarding compliance with conditions of Corporate Governance as stipulated under Clause 49 of the Listing Agreement is attached to this report.

Human Resources Development

We at Apollo believe that employees are our most valued assets who live the values of the enterprise in delivering excellence in patient care at every touch point 24/7 symbolizing a ray of hope for millions, looking for a cure. All our employees embrace the philosophy of "Tender Loving Care" (TLC) as a way of life and the entire Apollo family is committed towards touching a billion lives.

Our human resources team strives to align the HR policies with the business goals and help in creating a performance driven culture. Various initiatives such as performance linked to rewards, transparent and consultative review process, building a high performance work system have facilitated businesses growth. The total employee strength as on March 2010 is 21,080 as against 19,088 for the year ended March 2009.

We believe that "employee opinion matters "and hence carry out climate surveys on a regular basis. The Organization Climate Survey 2009 covered responses from employees on various themes such as Sense of belonging, Organization, Work environment, Role of HOD / Superior, Role Clarity, Employees Initiatives, Communication, Decision Making process, Training, Team Building, Interdepartmental Coordination, Compensation, Staff Welfare & Customer satisfaction and based on the feedback development action plans were evolved.

Highly structured Performance Management System (Apollo Performance Management System) across the Group covering all Management cadre employees was institutionalized focusing on alignment, measurement and reward and recognition including Personal Development Plan.

In our endeavour to improve the efficiency and effectiveness of our processes, we embarked on the journey of Lean Six Sigma (LSS) with an objective to become the pioneer in Indian Healthcare adopting LSS for "next practices" in establishing world class reliability standards for excellence in patient care service.

To integrate Six Sigma with every part of our organization we have launched 'Mission 2012' with a unique Apollo Logo - To have certified 50 Black belts, 500 Green belts & 5,000 Yellow belts across the group. Today we have 400 Trained Green Belts in our group and 12 Black Belts. Black Belt and Green Belt certification will be based on projects focusing on cost saving and process improvement which helps in improving customer satisfaction followed by an examination by the Indian Statistical Institute.

The HR teams have prioritized Excellence in Patient Care through TLC as a way of life as the theme for the year with focus on Personal productivity and Team work, improving young talent ratios and developing the next generation leadership for the Group.

Directors' Responsibility Statement

Pursuant to Section 217(2AA) of the Companies (Amendment) Act 2000, the Directors of the Company hereby state and confirm that:

- In the preparation of the annual accounts for the year, the applicable accounting standards had been followed along with proper explanations and there were no material departures;
- The Directors had selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period;
- The Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;
- The Directors had prepared the annual accounts on a going concern basis.

Fixed Deposits

The total deposits with the Company as on 31st March 2010 was Rs.510.67 million (Rs.136.15 million as on 31st March 2009) which include deposits for an aggregate value of Rs. 7.53 million (Rs.4.64 million as on 31st March 2009) not claimed by the depositors. Out of these deposits, an aggregate value of Rs.2.37 million have since been repaid / renewed.

Directors

As per the provisions of the Articles of Association of Company, four Directors of the Company viz., Shri. N. Vaghul, Shri. T.K. Balaji, Shri. Rajkumar Menon and Shri.Khairil Anuar Abdullah retire by rotation at the ensuing Annual General Meeting and are eligible for re-appointment.

Shri. Neeraj Bharadwaj resigned as a Director with effect from 29th October 2009.

Shri. P. Obul Reddy relieved from the Board with effect from 28th January 2010 consequent to his inability to continue as a director on health grounds.

The Board wishes to place on record its appreciation for the contributions made by Shri.P.Obul Reddy and Shri.Neeraj Bharadwaj during their tenure on the Board of the Company.

New Directors

Shri. Sandeep Naik, was appointed as an Additional Director with effect from 29th October 2009.

Smt. Shobana Kamineni was appointed as an Additional Director and Whole Time Director designated as Executive Director - Special Initiatives with effect from 1st February 2010.

Auditors

The Auditors, M/s. S. Viswanathan, Chartered Accountants, retire at the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept office, if reappointed.

Particulars of Employees as per Section 217(2A) of the Companies Act, 1956.

In terms of provisions of Section 217(2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975, the names and other particulars of employees are set out in the Annexure to the Directors' Report. However, having regard to the provisions of Section 219(1)(b)(iv) of the Companies Act, 1956, the Annual Report excluding the aforesaid information is being sent to all the members of the company and others entitled thereto. Any member interested in obtaining such particulars may write to the Company Secretary at the Registered Office of the Company

Particulars regarding Conservation of Energy, Technology Absorption and Foreign Exchange Earnings and Outgo.

Particulars as required to be disclosed as per the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 are set out in the statement attached herewith as Annexure - B.

Acknowledgement

Your Directors wish to place on record their appreciation of the contribution made by the employees at all levels, to the continued growth and prosperity of your company.

Your Directors also wish to place on record their appreciation of business constituents, banks and other financial institutions and shareholders, of the Company for their continued support.

For and on behalf of the Board of Directors

Place : Chennai — **Dr. Prathap C Reddy**
Date : 28th May 2010 — Executive Chairman

Annexure A to the Directors' Report

Details of Utilization of Proceeds of Preferential Issues upto 31st March 2010.

			(Rs. in million)
A.	**Funds Received through Preferential Issue**		
	Opening Balance as on 1st April 2009	2400.00	
	Amount received from the Promoter during the year	693.00	
	Total Funds Received		**3093.00**
B.	**Particulars of Utilisation**		
	Investment into New Projects		1091.00
	Investment into equity/debentures of /Loans to group Companies		825.00
	Capital Expenditure & Working Capital		1177.00
	Total Amount Utilised upto 31st March 2010		**3093.00**

Annexure - B to the Directors' Report

Energy Conservation, Technology Absorption and Foreign Exchange Earnings and Outgo:-

Conservation of Energy

The operations of the company are not energy-intensive. However, significant measures are being taken to reduce energy consumption by using energy-efficient equipment.

Your Company constantly evaluates and invests in new technology to make its infrastructure more energy efficient.

As energy costs comprise a very small part of your Company's total expenses, the financial implications of these measures are not material.

Technology Absorption

Over the years your Company has brought into the country the best that the world has to offer in terms of technology. In its continuous endeavour to serve the patients better and to bring healthcare of international standards within the reach of every individual your company has introduced the latest technology in its hospitals.

1. PET/CT scanner

PET/CT is a powerful non-invasive diagnostic tool that in many cases renders answers that no other imaging test can provide. PET imaging can reveal metastatic changes in a patient's body that will be further examined by a physician.PET/CT streamlines clinical care by facilitating clinical decisions and avoiding needless surgery or hospital stays with earlier staging, and monitoring of disease and drug therapy.

Apollo Specialty Hospital, Chennai is equipped with India's First Phillips GEMINI Time-of-flight -64 slice PET/CT system, which provides very high resolution clinical images for better, accurate and early diagnosis. In addition to its use in diagnosing and staging cancer, PET/CT is changing the way cancer therapies are evaluated by predicting therapeutic responses very early in the course of therapy. Based on changes in the tumor's glucose metabolism, physicians can decide if chemotherapy treatment should continue or if they should switch to another treatment modality. PET/CT is also being used to improve radiation therapy planning. Physicians are able to specifically target the metabolically active portions of the patient's tumor – they can increase the radiation dose to active areas while reducing the dosage to adjacent areas. Physicians can look for a decrease in the tumor's metabolic activity following one or more rounds of treatment.

Philips exclusive **4D Time-Of-Flight** (4D-TOF)PET/CT technology represents the latest step forward in imaging tumors in the chest, abdomen and pelvis. 4D PET/CT takes advantage of the new faster, more accurate PET and CT technology to capture the internal movement of the organs and the tumor over time, while also capturing the metabolism of the tumor. With the help of 4D-TOF an oncologist can see how the tumor moves with breathing and other normal body motions, and also see what parts of the tumor require more or less radiation.

The **Emory Cardiac Toolbox** 3.1™ (ECTb) software provides advanced tools for comprehensive cardiac PET analysis including fast and enhanced assessment of myocardial perfusion and viability with minimal operator interaction.

The **NeuroQ** is an automated display and analysis program to quantify regional cerebral activity from PET images and compares PET image data with FDG-PET human brain study data from defined group of asymptomatic controls. NeuroQ is an advanced quantitative analysis software and is very useful in FDG imaging of dementia.

2.State-of-the-art Radiotherapy equipment at Apollo Gleneagles Hospital, Kolkata

Novalis Tx is useful for highly advanced stereotactic radiosurgery. The Novalis Tx platform incorporates two complementary imaging systems that work together to enhance treatment precision by enabling doctors to target areas being treated. The ETX™(ExacTrac®) room-based X-ray imaging system provides real-time imaging and fine-tuning of a robotic couch that moves in six dimensions to ensure that the targeted lesion is aligned with the treatment beam during treatment. The OBI® (On-Board Imager) cone-beam CT imaging system quickly generates a high-quality 3-D image of the targeted lesion and surrounding tissues, so clinicians can see the precise location and shape of the tumor, fine-tune the patient's position, and make sure that the internal anatomy has not shifted or changed prior to treatment. The platform's complementary imaging tools make it possible to track motion during treatment, so targeting can be adjusted if the patient shifts by even a few millimeters. The Novalis Tx platform also can synchronize treatment with the patient's normal breathing patterns to compensate for motion when treating in or near the lungs.

The Clinac iX is an ideal platform for Dynamic IMRT and beyond. It is designed to enable therapists to deliver the most sophisticated, complex treatments within a normal treatment timeframe. It is a comprehensive, workflow-oriented solution that will enable treatment facilities to implement IMRT/IGRT more quickly and easily.

Foreign Exchange Earnings & Outgo:

Foreign Exchange Earnings : Rs.180.45 million (This is exclusive of Rupee payment made by Non-Resident Indians and Foreign Nationals)

Foreign Exchange Outgo : Rs.863.52 million which includes a sum of Rs.808.97 million towards puchase of medical equipment and capital expenditure.

Corporate Governance Report

Company's philosophy on code of governance

The basic objective of corporate governance policies adopted by the Company is to attain the highest levels of transparency, accountability and integrity. This objective extends not merely to meet with statutory requirements but also to go beyond them by putting into place procedures and systems, which are in accordance with best practices of governance. Your Company believes that good Corporate Governance enhances the trust and confidence of all the stakeholders. Good practice in corporate behaviour helps to enhance and maintain public trust in companies and the stock markets.

Your Company reviews its corporate governance practices to ensure that they reflect the latest developments in the corporate arena and thus position itself to conform to the best corporate governance practices. Your Company is committed to pursue excellence in all its activities and maximize its shareholders' wealth.

The Company's corporate governance policies and practices focus on the following principles:-

1. To recognize the respective roles and responsibilities of the Board and Management.
2. To achieve the highest degree of transparency by maintaining a high degree of disclosure levels.
3. To ensure and maintain high ethical standards in its functioning.
4. To give the highest importance to investor relations.
5. To ensure a sound system of risk management and internal controls.
6. To ensure that employees of the company subscribe to the corporate values and apply them in their conduct.
7. To ensure that the decision making process is fair and transparent
8. To ensure that the company follows globally recognized corporate governance practices.

I. Board of Directors

The Company has an Executive Chairman. As per Clause 49 of the Listing Agreement, if the Chairman is an Executive Chairman, at least half of the Board should comprise independent directors. The Board comprises more than 65 per cent of Non Executive Directors and 60 per cent of independent directors. The Board of Directors of the Company has a healthy blend of executive and non-executive directors, and consequently ensures the desired level of independence in functioning and decision-making. Moreover all the non-executive directors are eminent professionals, and bring the wealth of their professional expertise and experience to the management of the Company.

(A) Composition of Board of Directors and details of external directorships and memberships of board/ committees

Director	Category	Designation	Share holding in the Company	Number of Directorships (out of which as Chairman) other than AHEL #	Number of Memberships in Board Committees other than AHEL ##	Whether Chairman / Member
Dr. Prathap C Reddy	Promoter	Executive Chairman	1,579,650	14(12)	-	-
Smt. Preetha Reddy	Promoter	Managing Director	1,683,270	13	-	-

Smt. Suneeta Reddy	Promoter	Executive Director - Finance	1,500,795	13(3)	1 2	Chairman Member
Smt. Sangita Reddy	Promoter	Executive Director - Operations	2,486,254	10	1	Member
Smt. Shobana Kamineni[1]	Promoter	Executive Director - Special Initiatives	1,094,976	11	2	Member
Shri. P. Obul Reddy [2]	Non Executive	Director	9,000	-	-	Member
Shri. Rajkumar Menon	Indepen-dent	Director	-	-	-	-
Shri. Rafeeque Ahamed	Indepen-dent	Director	27,950	-	-	-
Shri. Habibullah Badsha	Indepen-dent	Director	5,403	(1)	-	-
Shri. Deepak Vaidya	Indepen-dent	Director	-	5(1)	2 3	Chairman Member
Shri. N. Vaghul	Indepen-dent	Director	-	4(1)	1 1	Chairman Member
Shri. T.K. Balaji	Indepen-dent	Director	-	9(1)	1 3	Chairman Member
Shri.Khairil Anuar Abdullah	Indepen-dent	Director	-	-	-	-
Shri.G.Venkatraman	Indepen-dent``	Director	-	4	4 1	Chairman Member
Shri.Steven J Thompson	Indepen-dent	Director	-	-	-	-
Shri. Sandeep Naik[3]	Non Executive	Nominee - Apax Mauritius FDI One Ltd	-	-	-	-
Shri. Neeraj Bharadwaj[4]	Non Executive	Nominee - Apax Mauritius FDI One Ltd	-	-	-	-
Shri.Michael Fernandes	Non Executive	Alternate Director to Shri.Khairil Anuar Abdullah	--	1	-	-

1. Appointed w.e.f 1st February 2010
2. Due to his inability to continue as a director on health grounds w.e.f 28th January 2010
3. Appointed w.e.f 29th October 2009
4. Ceased to be a director w.e.f 29th October 2009

\# Excluding Directorships in Foreign Companies, Private Companies and Section 25 companies.

\## Represents Membership/Chairmanship of Audit Committees and Shareholders'/Investors' Grievance Committee.

None of the Directors on the Board hold the office of Director in more than 15 Companies, or Membership of Committees of the Board in more than 10 Committees and Chairmanship of more than 5 Committees, across all companies.

Pecuniary relationship or transactions of Non executive directors vis-a-vis the company

As regards the disclosure in respect of pecuniary relationship or transactions of Non-Executive directors vis-à-vis the company it is stated that Shri.P.Obul Reddy, who was a Director of the company till 27th January 2010 could be deemed to be interested through his relatives in M/s.P.Obul Reddy & Sons, a partnership firm which deals in Godrej Products.

The Company had entered into a contract with the above firm with the prior approval of the Central Government pursuant to Section 297 of the Companies Act 1956, for purchase of furniture & fittings from this firm at the prevailing market prices for the hospitals run by the Company at various places for a period of three years from 1st June 2009 to 31st May 2012.

All transactions with this firm have been in the ordinary course of business and the total value of goods purchased from this firm during the year amounted to Rs.17.50 million.

Apart from the above, the Company does not have any direct pecuniary relationship/transaction with any of its Non Executive Directors.

(B) Remuneration policy of Directors

(a) Executive Directors

The remuneration paid to Executive Directors is recommended by the Remuneration & Nomination Committee and approved by the Board of Directors subject to the approval of the Shareholders in General Meeting.

(b) Non Executive Directors

Non Executive Directors are paid sitting fee for the meetings of the Board and Committees, if any, attended by them. The commission paid to Non-Executive Directors is approved by the Board of Directors subject to approval of the Shareholders in the General Meeting.

(c) Details of remuneration paid to the Directors

The details of the remuneration paid/accrued to the Directors for the year ended 31st March 2010 along with their relationships and business interests is detailed below:-

(Amount in Rs.)

Name of the Director	Relationship with other Directors	Remuneration paid/payable for the year ended 31st March 2010			
		Sitting Fee	Remunera-tion	Commission	Total
Dr. Prathap C Reddy	Father of Smt.Preetha Reddy, Smt.Suneeta Reddy, Smt. Sangita Reddy & Smt. Shobana Kamineni	NA	109,443,120	-	109,443,120
Smt. Preetha Reddy	Daughter of Dr. Prathap C Reddy, Sister of Smt.Suneeta Reddy, Smt.Sangita Reddy & Smt. Shobana Kamineni	NA	43,777,248	-	43,777,248
Smt. Suneeta Reddy	Daughter of Dr. Prathap C Reddy, Sister of Smt.Preetha Reddy, Smt.Sangita Reddy & Smt. Shobana Kamineni	NA	27,360,780	-	27,360,780

Smt. Sangita Reddy	Daughter of Dr. Prathap C Reddy, Sister of Smt.Preetha Reddy, Smt. Suneeta Reddy & Smt. Shobana Kamineni	NA	10,944,312	-	10,944,312
Smt. Shobana Kamineni	Daughter of Dr. Prathap C Reddy, Sister of Smt.Preetha Reddy, Smt. Suneeta Reddy & Smt. Sangita Reddy	NA	1,824,052	-	1,824,052
Shri. P. Obul Reddy	Father-in-law of Smt.Preetha Reddy and Smt. Suneeta Reddy	20,000	-	620,548	640,548
Shri. Rajkumar Menon	-	300,000	-	750,000	1,050,000
Shri. Rafeeque Ahamed	-	40,000	-	750,000	790,000
Shri. Habibullah Badsha	-	100,000	-	750,000	850,000
Shri. Deepak Vaidya	-	280,000	-	750,000	1,030,000
Shri. N. Vaghul	-	180,000	-	750,000	930,000
Shri. T.K. Balaji	-	100,000	-	750,000	850,000
Shri.Khairil Anuar Abdullah	-	100,000	-	750,000	850,000
Shri.G.Venkatraman	-	280,000	-	750,000	1,030,000
Shri.Steven J Thompson	-	80,000	-	750,000	830,000
Shri.Neeraj Bharadwaj	-	100,000	-	433,562	533,562
Shri. Sandeep Naik	-	40,000	-	316,438	356,438
Shri. Michael Fernandes, Alternate Director to Shri. Khairil Anuar Abdullah	-	20,000	-	NA	20,000

Notes :

(i) The term of executive directors is for a period of 5 years from the respective dates of appointment.

(ii) The Company does not have any service contract with any of the directors.

(iii) None of the above persons is eligible for any severance pay.

(iv) Commission to the Non-Executive Directors for the year ended 31st March 2010 @ Rs. 750,000/- each per annum will be paid, subject to deduction of tax after adoption of accounts by shareholders at the Annual General Meeting to be held on 26th July 2010. Sitting fee also includes payment of fees for attending Board-level Committee Meetings.

(v) The Company has no stock option plans and hence, such instrument does not form part of the remuneration package payable to any Executive Director and/or Non-Executive Director.

(vi) The Company did not advance any loan to any of its directors during the year.

(d) Criteria for payment to Non-Executive Directors

Compensation to the non-executive directors takes the form of commission on profits. The shareholders and the Ministry of Corporate Affairs have approved for payment of commission to Non Executive and Independent Directors within the overall maximum ceiling limit of 1% (one percent) of net profits of the Company for a period of five years with effect from 1st April 2009, in addition to the sitting fees being paid by the Company for attending the Board/Committee Meetings of the Company.

The Board approved the payment of commission of Rs. 750,000/- to each Non Executive and Independent Director for the year ended 31st March 2010. The aggregate commission payable to all non-executive directors is well within the limit of 1% of net profits of the Company calculated in accordance with the provisions of the Companies Act, 1956.

The sum is reviewed periodically taking into consideration various factors such as performance of the Company, time spent by the directors for attending to the affairs and business of the Company, and the extent of responsibilities cast on the directors under various laws and other relevant factors. Further, the aggregate commission paid to all non-executive directors is well within the limit of 1 percent of net profits as approved by the shareholders. The non-executive directors are also paid sitting fees as permitted by government regulations for all board and committee meetings attended by them.

(C) Board Procedures

(a) Number of Board Meetings held and dates on which held:

Six board meetings were held during the financial year from 1st April 2009 to 31st March 2010. The dates on which the meetings were held are as follows:-

5th May 2009, 29th June 2009, 18th July 2009, 26th August 2009, 29th October 2009 and 28th January 2010.

(b) Attendance details of each director at the Board Meetings and at the last AGM are set out below:-

Director	Number of Board Meetings held	Number of Board Meetings Attended	Last AGM attendance (Yes/No)
Dr. Prathap C Reddy	6	5	Yes
Smt. Preetha Reddy	6	6	Yes
Smt. Suneeta Reddy	6	6	Yes
Smt. Sangita Reddy	6	5	Yes
Smt. Shobana Kamineni	1*	-	NA
Shri. P. Obul Reddy	6	-	No
Shri. Rajkumar Menon	6	6	Yes
Shri. Rafeeque Ahamed	6	2	Yes
Shri. Habibullah Badsha	6	4	Yes
Shri. Deepak Vaidya	6	5	Yes
Shri. N. Vaghul	6	4	No
Shri. T.K. Balaji	6	3	No
Shri. Neeraj Bharadwaj	4@	4	Yes
Shri. Khairil Anuar Abdullah	6	5	Yes
Shri. G. Venkatraman	6	6	Yes
Shri. Steven J Thompson	6	4	No
Shri. Sandeep Naik	2*	2	-
Shri. Michael Fernandes, Alternate Director to Shri.Khairil Anuar Abdullah	6	1	-

* Details provided from the date of appointment.

@ Details provided till the date of resignation.

(c) The information made available to the Board includes the following

1. Annual Operating plans and budgets and any updates.

2. Capital budgets and any updates

3. Quarterly results for the Company and its operating divisions or business segments

4. Minutes of meetings of the audit committee and other committees of the Board.

5. The information on recruitment and remuneration of senior officers just below the board level, including appointment and removal of the Chief Financial Officer and the Company Secretary.

6. Show cause, demand, prosecution notices and penalty notices, which are materially important.

7. Fatal or serious accidents, dangerous occurrences, any material effluent or pollution problems.

8. Any material default in financial obligations to and by the Company or substantial non-payment for goods sold by the Company.

9. Any issue which involves possible public or product liability, claims of substantial nature including any judgment or order which, may have passed strictures on the code of conduct of the Company or taken an adverse view regarding another enterprise that can have negative implications on the Company.

10. Details of joint venture or collaboration agreements.

11. Transactions that involve substantial payment towards goodwill, brand equity or intellectual property.

12. Significant labour problems and their resolutions. Any significant development on the Human Resources / Industrial Relations front like signing of wage agreement, implementation of VRS scheme etc.

13. Sale of material nature such as investments, subsidiaries, assets, which is not in normal course of business.

14. Quarterly details of foreign exchange exposures and the steps taken by management to limit the risks of adverse exchange rate movement if material.

15. Non-compliance of any regulatory, statutory or listing requirements and shareholders service such as non-payment of dividend, delay in share transfer etc.

(d) The Board reviews periodically the compliance reports of all laws applicable to the Company.

(D) Code of Conduct for Board Members and Senior Management Personnel

The Board of Directors had adopted a Code of Conduct for the Board Members and Senior Management Personnel. This Code helps the Company to maintain the standard of the Business Ethics and ensure compliance with the legal requirements, specifically under Clause 49 of the Stock Exchange Listing Agreements applicable to the Company. The Code is aimed to prevent any wrongdoing and to promote ethical conduct at the Board and Senior Management level.

The Company Secretary has been appointed as the Compliance Officer and is responsible to ensure adherence to the Code by all concerned. A copy of the code of conduct has been posted at the Company's official website www.apollohospitals.com

The declaration regarding compliance with the code of conduct as required under clause 49 of the Listing Agreement with the stock exchanges is appended to this report.

Code of Conduct for prevention of Insider Trading

The Company has adopted a code of conduct for prevention of insider trading in accordance with the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992. Shri. S.M. Krishnan, General Manager - Project Finance & Company Secretary is the Compliance Officer with effect from 30th April 2010. All the Directors and Senior Management Personnel and such other designated employees of the Company who are expected to have access to unpublished price sensitive information relating to the Company are covered under the said code. The Directors, their relatives, senior management personnel, designated employees etc., are restricted from purchasing, selling and dealing in the shares while being in possession of unpublished price sensitive information about the Company during certain prohibited periods.

II. Composition of Board Committees

Audit Committee	Investors Grievance Committee	Remuneration & Nomination Committee	Investment Committee	Share Transfer Committee
Shri. Deepak Vaidya, Chairman	Shri. Rajkumar Menon, Chairman	Shri. N.Vaghul, Member	Smt. Preetha Reddy, Member	Dr. Prathap C Reddy, Chairman
Shri.G.Venkatraman, Member	Smt. Preetha Reddy, Member	Shri. Deepak Vaidya, Member	Smt.Suneeta Reddy, Member	Smt. Preetha Reddy, Member
Shri.Rajkumar Menon, Member	Smt.Suneeta Reddy, Member	Shri.G.Venkatraman, Member	Shri. N. Vaghul, Member	Shri. Rajkumar Menon, Member
		Shri. Sandeep Naik[1], Member	Shri. Deepak Vaidya, Member	
		Shri. Rafeeque Ahamed[2], Member	Shri. T.K. Balaji, Member	

Shri. P.Obul Reddy due to his inability to continue as a member of the Audit Committee and Remuneration & Nomination Committee on health grounds with effect from 28th January 2010.

Shri.Neeraj Bharadwaj ceased to be member of the Remuneration & Nomination Committee with effect from 29th October 2009.

1. Appointed as a member w.e.f 29th October 2009
2. Appointed as a member w.e.f 17th April 2010

1. AUDIT COMMITTEE

(a) Composition of the Audit Committee

The Company continued to derive immense benefit from the deliberations of the Audit Committee comprising of the following Independent Directors.

1. Shri. Deepak Vaidya, Chairman
2. Shri. G. Venkatraman
3. Shri. Rajkumar Menon

The committee comprises of eminent professionals with expert knowledge in corporate finance. The Minutes of each audit committee meeting are placed before and discussed by the Board of Directors of the Company.

(b) Meetings of the Audit Committee

The Audit Committee met five times during the year on 4th May 2009, 27th June 2009, 17th July 2009, 28th October 2009 and 27th January 2010.

Sl.No	Name of the Member	Designation	Number of Meetings Held	Number of Meetings attended
1.	Shri. Deepak Vaidya	Chairman	5	4
2.	Shri. P. Obul Reddy (Due to his inability to continue as a member on health grounds w.e.f. 28th January 2010)	Member	5	1
3.	Shri. G. Venkatraman	Member	5	5
4.	Shri. Rajkumar Menon	Member	5	5

(c) Powers of the Audit Committee

The powers of the Audit Committee include the following:

1. To investigate any activity within its terms of reference.

2. To seek information from any employee.

3. To obtain outside legal or other professional advice.

4. To secure attendance of outsiders with relevant expertise, if it considers necessary

(d) Functions of the Audit Committee

The role of the Audit Committee includes the following:

1. Oversight of the company's financial reporting process and the disclosure of its financial information to ensure that the financial statements are correct, sufficient and credible.

2. Recommending to the Board, the appointment, re-appointment and, if required, the replacement or removal of the statutory auditor and the fixation of audit fees.

3. Approval of payment to statutory auditors for any other services rendered by the statutory auditors.

4. Reviewing, with the management, the annual financial statements before submission to the board for approval, with particular reference to;

   (a) Matters required to be included in the Director's Responsibility Statement to be included in the Board's report in terms of clause 2AA of Section 217 of the Companies Act, 1956.

   (b) Changes, if any, in accounting policies and practices and reasons for the same.

   (c) Major accounting entries involving estimates based on the exercise of judgement by management.

   (d) Significant adjustments made in the financial statements arising out of audit findings.

   (e) Compliance with listing and other legal requirements relating to financial statements.

   (f) Disclosure of any related party transactions.

   (g) Qualifications in the draft audit report.

5. Reviewing, with the management, the quarterly financial statements before submission to the board for approval

6. Reviewing, with the management, performance of the statutory and internal auditors and adequacy of the internal control systems.

7. Reviewing the adequacy of internal audit function, if any including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit.

8. Discussing with internal auditors any significant findings and follow up thereon.

9. Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matters to the board.

10. Discussion with statutory auditors before the audit commences about the nature and scope of audit as well as post-audit discussions to ascertain any area of concern.

11. To look into the reasons for substantial defaults in the payments to the depositors, debenture holders, shareholders (in case of non payment of declared dividends) and creditors.

12. To review the functioning of the Whistle Blower Mechanism, in case the same is existing.

13. Carrying out any other function as is mentioned in the terms of reference of the Audit Committee

14. The Audit Committee shall mandatorily review the following information.

    (i) Management discussion and analysis of financial condition and results of operations.

(ii) Statement of significant related party transactions (as defined by the audit committee, as submitted by management

(iii) Management letters / letters of internal control weaknesses issued by the statutory auditors.

(iv) Internal audit reports relating to internal control weaknesses; and

(v) The appointment/removal and terms of remuneration of the Chief Internal Auditor shall be subject to review by the Audit Committee.

In addition to the areas noted above, the audit committee looks into controls and security of the Company's critical IT applications, the internal and control assurance audit reports of all major divisions and profit centers and deviations from the code of business principle, if any.

2. REMUNERATION & NOMINATION COMMITTEE

(a) Composition and Scope of the Remuneration & Nomination Committee

The Remuneration & Nomination Committee comprises the following Independent and Non-Executive Directors.

1. Shri. N. Vaghul
2. Shri. Deepak Vaidya
3. Shri. G. Venkatraman
4. Shri. Sandeep Naik
5. Shri. Rafeeque Ahamed

The Scope of the Remuneration & Nomination Committee includes:

1. To submit recommendations to the Board with regard to -
   a) Filling up of vacancies in the Board that might occur from time to time and appointment of additional non-whole time Directors. In making these recommendations, the Committee shall take into account the special professional skills required for efficient discharge of the Board's functions;
   b) Directors liable to retire by rotation; and
   c) Appointment of whole time Directors.
2. To determine and recommend to the Board from time to time -
   a) the amount of commission and fees payable to the Directors within the applicable provisions of the Companies Act, 1956.
   b) the amount of remuneration, including performance or achievement bonus and perquisites payable to the whole-time Directors.
3. To frame guidelines for reward management and recommend suitable schemes for the Whole Time Directors and Senior Management and
4. To determine the need for key man insurance for any of the company's personnel.

(b) Meetings of the Remuneration and Nomination Committee

During the year, the Remuneration and Nomination Committee met on 29th June 2009 and 27th January 2010.

Sl. No	Name of the Member	Designation	Number of Meetings Held	Number of Meetings attended
1.	Shri. N. Vaghul	Chairman	2	2
2.	Shri. P. Obul Reddy (Due to his inability to continue as a member on health grounds w.e.f. 28th January 2010)	Member	2	--
3.	Shri. Deepak Vaidya	Member	2	2
4.	Shri. G. Venkatraman	Member	2	2
5.	Shri. Neeraj Bharadwaj (ceased to be a member w.e.f. 29th October 2009)	Member	1@	1
6.	Shri. Sandeep Naik (appointed as a member w.e.f. 29th October 2009)	Member	1*	-
7.	Shri. Rafeeque Ahamed (appointed as a member w.e.f. 17th April 2010)	Member	-	-

* Details provided from the date of appointment.

@ Details provided till the date of resignation.

3. INVESTMENT COMMITTEE

(a) Composition and Scope of the Investment Committee

The Investment committee comprises of a majority of Independent Directors.

1. Smt. Preetha Reddy
2. Smt. Suneeta Reddy
3. Shri.N. Vaghul
4. Shri.T.K. Balaji and
5. Shri. Deepak Vaidya

The Scope of the Investment Committee is to review and recommend the investment in expansion projects of the Company.

(b) Meetings of the Investment Committee

During the year, the Investment Committee met on 4th May 2009, 29th June 2009 and 27th January 2010.

Sl.No	Name of the Member	Designation	Number of Meetings Held	Number of Meetings attended
1.	Shri. N. Vaghul	Chairman	3	3
2.	Smt. Preetha Reddy	Member	3	3
3.	Smt. Suneeta Reddy	Member	3	3
4.	Shri. Deepak Vaidya	Member	3	3
5.	Shri. T.K. Balaji	Member	3	2

4. INVESTORS' GRIEVANCE COMMITTEE

(a) Composition and Scope of the Investors' Grievance Committee

The Shareholder/Investors' Grievance Committee specifically looks into issues such as redressing of shareholders' and investors' complaints such as transfer of shares, non-receipt of shares, non-receipt of declared dividends and ensuring expeditious share transfers.

This Committee comprises the following Directors:-

1. Shri. Rajkumar Menon, Chairman
2. Smt. Preetha Reddy and
3. Smt. Suneeta Reddy

(b) Meetings of Investors Grievance Committee

The Committee met four times during the year on 4th April 2009, 4th July 2009, 7th October 2009 and 8th January 2010.

Sl.No.	Name of the Member	Designation	No.of Meetings Held	No.of Meetings attended
1.	Shri. Rajkumar Menon	Chairman	4	4
2.	Smt. Preetha Reddy	Member	4	4
3.	Smt. Suneeta Reddy	Member	4	4

Name and designation of the Compliance Officer:-

Shri. S.K.Venkataraman, Chief Financial Officer and Company Secretary (upto 29th April 2010)

Shri. S.M. Krishnan, General Manager - Project Finance and Company Secretary (w.e.f 30th April 2010)

5. SHARE TRANSFER COMMITTEE

Composition and Scope of the Share Transfer Committee

The Share transfer committee comprises the following directors:

1. Dr. Prathap C Reddy
2. Smt. Preetha Reddy
3. Shri. Rajkumar Menon

The Share Transfer Committee, constituted by the Board has been delegated powers to administer the following:-

- To effect transfer of shares
- To effect transmission of shares
- To issue duplicate share certificates as and when required; and
- To confirm demat/remat requests

The Committee attends to the share transfers and other formalities once in a fortnight

III. SUBSIDIARIES

As per the revised clause 49 of the Stock Exchange Listing Agreement, your Company does not have any Material non-listed Subsidiary Company whose turnover or networth exceeds 20% of the consolidated turnover or networth respectively of the Company and its subsidiaries in the immediately preceding accounting year.

IV. Disclosures

(A) Related Party Transactions

There were no materially significant related party transactions, pecuniary transactions or relationships between the Company and its directors, promoters or the management that may have potential conflict with the interests of the Company at large except the details of transactions disclosed in Schedule J - Notes forming part of Accounts as required under Accounting Standards 18 of the Institute of Chartered Accountants of India, except the pecuniary relationship with Shri. P. Obul Reddy as disclosed in Clause I(A) of the report and all related party transactions are negotiated on arms length basis.

During the year, the Company has allotted 1,549,157 equity shares to Dr. Prathap C Reddy, one of the promoters of the company as disclosed in Clause IV(D) of the disclosure.

All details relating to financial and commercial transactions, where directors may have a potential interest are provided to the Board and the interested Directors neither participate in the discussion, nor do they vote on such matters. The Audit Committee of the Company also reviews related party transactions periodically.

(B) Accounting Treatment

The Company follows the Accounting Standards issued by the Institute of Chartered Accountants of India and in preparation of financial statements, the Company has not adopted a treatment different from that prescribed in any Accounting Standards.

(C) Risk Management

Business Risk Evaluation and management of such risks is an ongoing process within the organization. The Board constituted a Risk Management Committee headed by the Managing Director which would review the probability of risk events that adversely affect the operations and profitability of the Company and suggest suitable measures to mitigate such risks.

A Risk Management Framework is already in place and the Executive Management reports to the Board periodically on the assessment and minimization of risks.

(D)Proceeds of Public, Rights and Preferential Issues

During the year, the Company had allotted 1,549,157 equity shares to Dr. Prathap C Reddy upon conversion of 1,549,157 warrants allotted to him, at a price of Rs.497.69 per equity share including a premium of Rs. 487.69 per equity share.

The Audit Committee reviews the utilization of proceeds on a quarterly basis.

(E) Management

The Management's Discussion and Analysis Report is appended to this report.

(F) Shareholders

(1) Disclosures regarding appointment or re-appointment of Directors

As per the Companies Act, 1956, atleast two thirds of the Board should consist of retiring Directors, of these atleast one third are required to retire every year. Except the Chairman and the Managing

Director, all other Directors are liable to retire by rotation as per the provisions of the Companies Act, 1956. As per the Articles of Association, Shri. N. Vaghul, Shri. T.K. Balaji, Shri. Rajkumar Menon and Shri.Khairil Anuar Abdullah will retire and are eligible for re-appointment at the ensuing Annual General Meeting.

The detailed resumes of all these directors are provided as part of the Notice of the Annual General Meeting.

(2) Communication to shareholders

The unaudited quarterly/half yearly financial statements are announced within forty five of the end of the quarter. The aforesaid financial statements are taken on record by the Board of Directors and are communicated to the Stock Exchanges where the Company's securities are listed. Once the Stock Exchanges have been intimated, these results are given by way of Press Release to various news agencies/analysts and published within 48 hours in two leading daily newspapers - one in English and one in Tamil.

The audited annual results are announced within two months from the end of the last quarter as stipulated under the Listing Agreement with the Stock Exchanges. For the financial year ended 31st March 2010, the audited annual results were announced on 28th May 2010. The audited annual results are taken on record by the Board of Directors and are communicated to the Stock Exchanges where these results are given by way of a Press Release to various news agencies/analysts and are also published within 48 hours in two leading daily newspapers - one in English and one in Tamil. The audited financial results form a part of the Annual Report which is sent to the Shareholders prior to the Annual General Meeting.

The Company also informs by way of intimation to the Stock Exchanges all price sensitive matters or such other matters which in its opinion are material and of relevance to the shareholders.

The quarterly/half yearly and the annual results of the company are put on the Company's website www.apollohospitals.com

(3) Investors' Grievances and Share Transfer

As mentioned earlier, the Company has a Board-level Investors Grievance Committee to examine and redress shareholders and investors' complaints. The status on complaints and share transfers is reported to the Committee. The details of shares transferred and nature of complaints is provided in the Additional information to shareholders section of the Annual Report.

For matters regarding shares transferred in physical form, share certificates, dividends, change of address etc., shareholders should communicate to Integrated Enterprises (India) Ltd the Company's designated registrar and share transfer agent. Their address is given in the section on Shareholder Information.

(4) Details of Non-Compliances

There are no non-compliances by the Company and no penalties or strictures have been imposed on the Company by the Stock Exchanges or SEBI or any statutory authority, on any matter related to capital markets, during the last three years.

(5) General Body Meetings

The location, date and time of Annual General Meetings held during the preceding three years are given below:

Location, date and time of the Annual General Meetings held during the preceding three years are given below:

Year	Date	Venue	Time	Special Resolutions Passed
2006-2007	Aug 24, 2007	Kamaraj Arangam, Chennai	10.00 A.M.	❖ Payment of remuneration equivalent to 5% of the net profits of the company to Dr. Prathap C Reddy, Permanent Chairman for a period of five years with effect from 25th June 2007.
2007-2008	Aug 28, 2008	Kamaraj Arangam, Chennai	10.00 A.M.	No special resolutions were passed
2008-2009	Aug 26, 2009	Kamaraj Arangam, Chennai	10.00 A.M.	❖ Issue of 1,500 Foreign Currency Convertible Bonds (FCCBs) of face value of USD 10,000 each aggregating to USD 15 million to International Finance Corporation, Washington. ❖ Payment of Commission to Non Executive and Independent Directors within the maximum limit of 1% of net profits of the company, for a period of five years w.e.f. 1st April 2009.

(6) Postal Ballots

During the year there were no ordinary or special resolutions passed by the members through Postal Ballot.

V. CEO/CFO Certification

As required by clause 49 of the Listing Agreement, the certificate from Smt. Preetha Reddy, Managing Director and Smt. Suneeta Reddy, Executive Director-Finance was placed before the Board of Directors at their meeting held on 28th May 2010. A copy of which is appended to this report.

VI. Compliance with Corporate Governance Norms

(i) Mandatory Requirements

The Company has complied with all the mandatory requirements of Corporate Governance norms as enumerated in Clause 49 of the Listing Agreement with the Stock Exchanges.

(ii) Non-Mandatory Requirements

The status of compliance in respect of non-mandatory requirements of Clause 49 of the Listing Agreement is as follows:-

1. The Board

(a) There is no Non-Executive Chairman for the Company.

(b) No specific tenure has been specified for any of the Independent Directors.

2. Remuneration Committee

Details are given under the heading 'Remuneration & Nomination Committee'.

3. Shareholder Rights

Details are given under the heading 'Communication to Shareholders'

4. Audit Qualifications

During the year under review, there was no audit qualification in the Company's financial statements.

The Company has not adopted non-mandatory requirements such as training of board members, mechanism for evaluating the non-executive board members and whistle blower policy. However the company has fully complied with the SEBI guidelines relating to Corporate Governance in respect of compliance of mandatory requirements.

VII. Auditors Report on Corporate Governance

As required by Clause 49 of the Listing Agreement, the auditors' certificate is given as an annexure to the Directors' Report.

General Shareholders' information

(i) AGM date, time and venue	26th July 2010 at 10.15 a.m. at Kamaraj Arangam, No. 492 Anna Salai, Teynampet, Chennai - 600 006.
(ii) Financial Calendar	
1st Quarter	1st April to 30th June
2nd Quarter	1st July to 30th September
3rd Quarter	1st October to 31st December
4th & last Quarter	1st January to 31st March
(iii) Date of Book Closure	17th July 2010 to 26th July 2010 (both days inclusive)
(iv) Dividend Payment	On or before 10th August 2010
(v) Listing of	
(1) Equity Shares	(i) Bombay Stock Exchange Ltd (BSE) Phiroze Jheejheebhoy Towers, Dalal Street, Mumbai - 400 001 Tel :91-22-2272 1234, 1233, Fax : 91-22-2272 3353/3355 Website : www.bseindia.com (ii) National Stock Exchange of India Ltd (NSE) Exchange Plaza, Bandra-Kurla Complex, Bandra (E), Mumbai - 400 051 Tel : 91-22-2659 8100 - 8114 Fax : 91-22-26598237/38 Website : www.nseindia.com
(2) GDRs	EuroMTF of Luxembourg Stock Exchange, BP 165 L-2011 Luxembourg Traded at : Nasdaq - Portal Market
(3) Listing Fees	Paid for all the above stock exchanges for 2009-2010 and 2010-2011
(vi) Address of the Registered Office	No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028.
(vii) a) Stock Exchange Security Code for	
(1) Equity Shares	
(i) The Bombay Stock Exchange Limited, Mumbai	(i) 508869
(ii) National Stock Exchange of India Limited, Mumbai	(ii) APOLLOHOSP
(2) GDRs	
(i) Luxembourg Stock Exchange	US0376082055
(ii) Nasdaq - Portal Market	AHELYP05

b) **Demat ISIN Numbers in NSDL & CDSL for Equity Shares**	INE437A01016
c) **ISIN Numbers of GDRs**	Reg. S GDRs - US0376082055 Rule 144a GDRs - US0376081065
d) **Overseas Depositary for GDRs**	The Bank of New York Mellon 101 Barclay Street, 22W New York, NY 10286
e) **Domestic Custodian for GDRs**	ICICI Bank Limited Securities Markets Services 1st Floor, Empire Complex, 414 Senapati Bapat Marg, Lower Parel, Mumbai - 400 013 Tel. +91-22-6667 2026 Fax +91-22-6667 2779/2740

(viii) Monthly High and Low quotations along with the volume of shares traded in NSE & BSE during the year 2009-2010

Month	National Stock Exchange (NSE)			The Bombay Stock Exchange, (BSE)		
	High	Low	Volume	High	Low	Volume
	(Rs.)		Numbers	(Rs.)		Numbers
Apr-09	434.00	381.95	402,165	440.00	380.70	190,502
May-09	565.00	375.00	1,137,928	558.00	375.00	485,576
Jun-09	605.00	450.05	2,625,131	609.00	452.50	904,768
Jul-09	624.90	490.20	882,169	625.00	505.00	394,213
Aug-09	595.00	520.00	1,176,215	594.00	510.00	748,735
Sep-09	588.00	505.70	1,213,823	587.00	510.25	379,456
Oct-09	599.00	530.00	463,920	568.80	531.00	156,863
Nov-09	547.00	521.00	855,506	561.55	465.00	358,686
Dec-09	696.00	529.00	2,001,563	694.00	455.45	789,088
Jan-10	749.00	627.10	1,644,536	749.00	627.00	515,782
Feb-10	734.90	643.00	914,184	735.00	642.30	386,648
Mar-10	760.00	678.10	1,014,507	757.80	682.05	436,726

(ix) Apollo Price vs Sensex



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(x) **Registrar & Share Transfer Agent:**

Integrated Enterprises (India) Limited
"Kences Towers", II Floor,
No.1 Ramakrishna Street, North Usman Road,
T. Nagar, Chennai - 600 017,
Tel. No. : 044 - 2814 0801, 2814 0803,
Fax No. : 044 - 2814 2479
E-mail : sureshbabu@iepindia.com

(xi) 1. Share Transfer System

The share transfer requests for shares held in physical form received by the Company are processed and the share certificates are returned within the stipulated time under the Companies Act, 1956 and the listing agreement, provided that the documents received are in order and complete in all respects. Delays beyond the stipulated period were mainly due to disputes over the title to the shares.

The shares transferred (in physical form) during the year are as under.

	2009-2010	2008 - 2009
Shares Transferred	44,325	28,878
Total No. of Shares as on 31st March	61,784,859	60,235,702
% on Share Capital	0.07	0.05

The Company obtains from a Company Secretary in Practice a half-yearly certificate of compliance with the share transfer formalities as required under Clause 47(c) of the Listing Agreement with the Stock Exchanges and files a copy of the certificate with the Stock Exchanges.

2) Shareholders' Services

The status on the total number of requests / complaints received during the year were as follows:

Sno.	Nature of Complaints/Requests	Received	Replied	Pending
1.	Change of Address	236	236	-
2.	Revalidation and issue of duplicate dividend warrants	248	248	-
3.	Share transfers	198	198	-
4.	Split of Shares	4	4	-
5.	Change of Bank Mandate	125	125	-
6.	Correction of Name	10	10	-
7.	Dematerialisation Confirmation	526	526	-
8.	Rematerialisation of shares	5	5	-
9.	Issue of duplicate share certificates	26	26	-
10.	Transmission of shares	83	83	-
11.	General enquiry	317	317	-

The Company usually attended to the investor grievances/correspondence within a period of 2 days from the date of receipt of the same during the financial year, except in cases that were constrained by disputes and legal impediments.

3) Legal Proceedings

There are five pending cases relating to dispute over the title to shares, in which Company had been made a party. However these cases are not material in nature.

4) Change of Address, Bank Details, Nomination etc.

All the members are requested to notify immediately any change in their address, bank mandate and nomination details to the Company's Registrar and Share Transfer Agents, Integrated Enterprises (I) Limited. Members holding shares in electronic segment are requested to notify the change of address, bank details, nomination etc to the depository participants (DP) with whom they maintain client accounts for effecting necessary corrections. Any intimation made to the Registrar without effecting the necessary correction with the DP cannot be updated. It is therefore necessary on the part of the shareholders to inform the changes to their DPs with whom they have opened the accounts.

5) Transfer of unclaimed amounts to the Investor Education and Protection Fund

During the year, the Company has transferred a sum of Rs. 1,256,097/- in aggregate which comprises Rs. 1,122,139/- as unclaimed dividend and Rs. 133,958/- as unclaimed deposit to the Investor Education and Protection Fund pursuant to Section 205C of the Companies Act, 1956 and the Investor Education and Protection Fund (Awareness and Protection of Investor) Rules, 2001.

(xii) 1 Distribution of Shareholding as on March 31, 2010

Category	No. of Shares held	Percentage of holding
Promoters	20,723,919	33.54
Foreign Institutional Investors	14,785,898	23.92
Foreign Corporate Bodies	13,189,219	21.35
Equity Shares underlying GDRs	4,663,000	7.55
Overseas Corporate Bodies	79,339	0.13
Non Resident Indians	1,006,501	1.63
Financial Institutions	1,908,445	3.09
Mutual Funds	371,386	0.60
Banks	4,069	0.01
Corporate Bodies	854,265	1.38
Individuals	4,198,818	6.80
Grand Total	**61,784,859**	**100**



Promoters 33.54%
Equity Shares underlying GDRs 7.55%
Foreign Institutional Investors 23.92%
Non Resident Indians 1.63%
Financial Institutions 3.09%
Foreign Corporate Bodies 21.35%
Individuals 6.80%
Overseas Corporate Bodies 0.13%
Corporate Bodies 1.38%
Banks 0.01%
Mutual Funds 0.60%

2) Distribution of Shareholdings as on 31st March 2010

No. of Equity Shares	Shares				Holders			
	Physical		Electronic		Physical		Electronic	
	Nos.	%	Nos.	%	Nos.	%	Nos.	%
1 - 500	1,047,385	1.70	1,277,607	2.07	10,602	37.34	15,919	56.06
501 - 1000	351,009	0.57	388,068	0.63	409	1.44	486	1.71
1001 - 2000	439,843	0.71	339,834	0.55	292	1.03	228	0.80
2001 - 3000	91,924	0.15	194,528	0.31	36	0.13	73	0.26
3001 - 4000	197,527	0.32	132,704	0.21	53	0.19	37	0.13
4001 - 5000	245,350	0.40	95,454	0.15	55	0.19	21	0.07
5001 - 10000	156,037	0.25	314,611	0.51	22	0.08	46	0.16
10001 - above	1,854,915	3.00	54,658,063	88.47	20	0.07	95	0.33
Total	**4,383,990**	**7.10**	**57,400,869**	**92.90**	**11,489**	**40.46**	**16,905**	**59.54**
Grand Total	**61,784,859**				**28,394**			

3) GDRs

The details of high / low market price of the GDRs at The Luxembourg Stock Exchange and Rule 144 A GDRs at Portal Market of NASDAQ during the financial year 2009-2010 are as under

Month	Reg. S			Rule 144 - A		
	High ($)	Low ($)	Closing ($)	High ($)	Low ($)	Closing ($)
Apr-2009	8.07	7.66	7.69	8.08	7.61	7.68
May-2009	10.96	7.63	10.61	11.60	7.68	10.86
Jun-2009	12.54	10.26	11.95	12.49	10.28	11.96
Jul-2009	12.52	10.04	11.59	12.52	10.31	11.57
Aug-2009	11.86	10.68	10.73	11.83	10.72	10.75
Sep-2009	11.92	10.62	11.56	12.06	10.61	11.38
Oct-2009	12.19	11.28	11.39	12.17	11.27	11.41
Nov-2009	11.61	11.08	11.37	11.65	11.10	11.40
Dec-2009	14.23	11.51	14.10	14.25	11.50	14.11
Jan-2010	15.88	13.90	14.82	15.85	13.91	14.77
Feb-2010	15.60	14.06	14.90	15.58	14.04	14.81
Mar-2010	16.33	14.90	16.25	16.25	14.81	16.25

Note : 1 GDR = 1 equity share.

(xiii) 1) Dematerialization of Shares

As on 31st March 2010, 92.90% of the Company's paid up equity capital was held in dematerialized form. Trading in equity shares of the Company is permitted only in dematerialized form as per a notification issued by the Securities and Exchange Board of India (SEBI).

2) Secretarial Audit Report

As stipulated by the Securities and Exchange Board of India, a qualified Practicing Company Secretary carries out Secretarial Audit to reconcile the total admitted capital with National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) and the total listed and paid up capital. This audit is carried out every quarter and the report thereon is submitted to the Stock Exchanges and is also placed before the Board of Directors. The audit, interalia, confirms that the total listed and paid up capital of the Company is in agreement with the aggregate of the total number of shares in dematerialised form (held with NSDL and CDSL) and total number of shares in physical form.

(xiv) Outstanding GDRs or Warrants or any convertible instrument, conversion dates and likely impact on equity

(i) Pursuant to the resolution passed by the members in an Extraordinary General Meeting held on 24th May 2005, the Company has issued 9,000,000 Global Depositary Receipts (GDRs) and the details of GDRs issued and converted and outstanding as on 31st March 2010 are given below :

Particulars		Nos.
Total GDRs issued		9,000,000
GDRs converted into underlying equity shares		
2005-2006	2,207,534	
2006-2007	1,173,356	
2007-2008	757,800	
2008-2009	173,510	
2009-2010	24,800	4,337,000
Outstanding GDRs as on 31st March 2010		4,663,000

There is no change in the equity capital on conversion of GDRs into equity shares

(ii) Pursuant to the resolution passed by the members in an Extraordinary General Meeting held on 6th October 2007, 1,549,157 Equity Warrants with each warrant convertible into one equity share of the Company of nominal value of Rs.10/- each at a price of Rs.497.69 which includes a premium of Rs.487.69 per share was allotted to Dr. Prathap C Reddy, one of the Promoters of the Company on 19th October 2007. These warrants were issued with a convertible option to be exercised within a period of 18 months from the date of allotment i.e., on or before 18th April 2009 and 1,549,157 equity shares were allotted to Dr.Prathap C Reddy on 18th April 2009.

(xv) Investors Correspondence

1) For queries relating to shares
Shri. Suresh Babu, Asst. Vice President
Integrated Enterprises (India) Limited
"Kences Towers", II Floor,
No.1 Ramakrishna Street,
North Usman Road, T. Nagar,
Chennai - 600 017,
Tel. No. : 044 - 2814 0801, 2814 0803,
Fax No. : 044 - 2814 2479
E-mail : sureshbabu@iepindia.com

2) For queries relating to dividend
Shri. L. Lakshmi Narayana Reddy
General Manager -Secretarial
Apollo Hospitals Enterprise Limited,
Ali Towers, III Floor, No. 55,
Greams Road, Chennai -600 006.
Tel. No. : 044 -2829 0956, 2829 3896,
Fax No. : 044 -2829 0956,
E-mail : apolloshares@vsnl.net
lakshminarayana_r@apollohospitals.com

Designated Exclusive email-id :

The company has designated the following email-id exclusively for investor grievances/services.
investor.relations@apollohospitals.com

(xvi) Hospital Complexes

Apollo Hospitals

Chennai	No. 21 & 24 Greams Lane, Off. Greams Road, Chennai - 600 006.Tel : 044 - 2829 3333/ 28290200
	320 Anna Salai, Nandanam,Chennai - 600 035. Tel : 044 - 2433 1741, 2433 6119, 4229 1111
	No. 646 T.H. Road, Tondiarpet, Chennai - 600 081. Tel : 044 - 2591 3333, 2591 5858
	No.159 E.V.R. Periyar Salai, Chennai - 600 010. Tel : 044 - 2821 1111, 2821 2222
	Apollo Childrens Hospital,15-A Shafi Mohammed Road, Chennai - 600 006. Tel : 044 - 2829 8282, 2829 6262
	New No. 6, Old No. 24, Cenotaph Road, Chennai - 600 018. Tel : 044 - 2433 4455
Madurai	Lake View Road, K.K.Nagar, Madurai-625 020. Tel : 0452 - 2580 199 / 2580 892 / 893
Karur	Apollo Loga Hospital, No.163.Allwyn Nagar, Kovai Road, Karur - 639 002. Tel : 04324 - 241900

Karaikudi	Managiri Sukkanenthal Village, Thalakkavur Panchayat, Kallal Panchayat Union, Karaikudi - 630 001.
Aragonda	Thavanampallee Mandal, Chittoor District, Andhra Pradesh - 517 129 Tel : 08573-283 220, 221, 222, 231
Hyderabad	Jubilee Hills, Hyderabad - 500 033 Tel : 040-2360 7777
	Old MLA Quarters, Hyderguda, Hyderabad - 500 029 Tel : 040-2338 8338
	Rajiv Gandhi Marg, Vikrampuri Colony, Secunderabad - 500 033 Tel : 040- 2789 5555
	Apollo Hospitals - DRDO, DMRL 'X' Roads, Kanchanbagh, Hyderabad - 500 058 Tel : 040 - 2434 2222 / 2211 / 3333
	Bhagyanagar Colony, Opp. Kukatpally Housing Board, Hyderabad - 500 072 Tel : 040 - 2316 0039
	PET-CT Scan Centre, Apollo Hospitals Complex,Jubilee Hills, Hyderabad - 500 033 Tel : 040-2360 7777
	St. Johns Road, Near Keys High School, Secunderabad Tel : 040-2771 8888
Karim Nagar	Apollo Reach Hospital, H.No.G.P.No.4-72, Theegalagutta Pally, G.P., Arepally Rev. Village, Karimnagar. Tel: 087-8220 0000
Visakapatnam	No.10-50-80 Waltair Main Road, Vishakapatnam - 530 002. Tel : 0891 - 272 7272, 252 9619
Kakinada	Main Road, Kakinada - 533 001. Tel : 0884 - 2345 700/800/900
Mysore	Apollo BGS Hospitals, Adichunchanagiri Road, Kuvempu Nagar, Mysore - 570 023. Tel : 0821 - 256 6666, 256 8888
Bilaspur	Lingiyadi Village, Bilaspur - 495 001. Chattisgarh Tel : 07752-240390 /243300-02
Bhubaneswar	#251, Sainik School Road, Unit 15, Bhubaneswar - 751 005. Tel : 0674 - 2304400 / 6661066
Bangalore	154/11 Bannerghatta Road, Opp. IIM, Bangalore - 560 076. Tel : 080-4030 4050
Ahmedabad	Plot No.1A, GIDC Estate, Bhat Village,Gandhi Nagar, Gujarat - 382 428. Tel : 079-6670 1800
Kolkata	No. 58, Canal Circular Road, Kolkata - 700 054. Tel : 033-2320 3040 / 2122
New Delhi	Sarita Vihar, Delhi Mathura Road, New Delhi - 110 044. Tel : 011-2692 5858
Mauritius	Apollo Bramwell Hospital Royal Road, Moka, Republic of Mauritius, Tel : (230) 6051000
Life Style Centres	105 G.N. Chetty Road, T.Nagar, Chennai - 600 017. Tel : 2834 0410, 2834 1066, 3912 4444
	T-95, 3rd Avenue, Anna Nagar, Chennai - 600 040. Tel : 2622 3233, 2622 4504, 2620 6666
	City Centre, 445 Mint Street, Chennai 600 079. Tel : 2529 5500/ 6081, 6082, 6083

No. 12 Prithvi Avenue, Alwarpet, Chennai - 600 018.
Tel : 2499 6236, 2467 2200, 2467 2211

ACE for Women # 15/42, Gandhi Mandapam Road,
Kotturpuram, Chennai - 600 085. Tel : 2447 1212 / 1222

Apollo Heart Centre, # 156, Greams Road,
Chennai - 600 006. Tel : 044 2829 6923

Apollo Clinic,
New No. 137 (Old No.70A) Velachery Road,
Guindy, Chennai - 600 032 Tel : 044 - 2244 1111 / 2244 2222

Apollo Emergency Centre, Near Santi Fire Works, Malakpet,
Hyderabad - 500 036 Tel : 040-2455 7551, 2455 7552

Apollo Emergency Centre, Mehdipatnam 'X' Roads,
Mehdipatnam, Hyderabad - 500 028. Tel : 040-2359 0677

Apollo Emergency Centre, Rajiv Gandhi International
Airport, Samshabad Hyderabad. Tel : 040- 2400 8346

Apollo Gleneagles Clinic, 48/1F, Leela Roy Sarani,
Ghariahat, Kolkata - 700 019. Tel : 033 2461 8028

City Center, 1 Tulsibaug Society,Opp. Doctor House,
Ellisbridge, Ahmedabad - 380 006. Tel : 079 - 6630 5800

Apollo Clinic, KR 28, VIP Road,Port Blair, Andaman - 744 101.
Tel : 03192 233550

Declaration under Clause 49 of the Listing Agreement regarding adherence to the Code of Conduct

I, Preetha Reddy, Managing Director of the Company, hereby declare that the Board of Directors has laid down a Code of Conduct for its Board Members and Senior Management Personnel of the Company and the Board Members and Senior Management Personnel have affirmed compliance with the said code of conduct.

For **APOLLO HOSPITALS ENTERPRISE LIMITED**

PREETHA REDDY
Managing Director

Place : Chennai
Date : 28th May 2010

CEO / CFO CERTIFICATION

To
The Board of Directors,
Apollo Hospitals Enterprise Limited
Chennai.

We, Preetha Reddy, Managing Director and Suneeta Reddy, Executive Director - Finance of Apollo Hospitals Enterprise Limited to the best of our knowledge and belief certify that:

1. We have reviewed the balance sheet and profit and loss account (consolidated and unconsolidated), and all its schedules and notes on accounts, as well as the cash flow statements for the year ended 31st March 2010 ;

2. Based on our knowledge and information, these statements do not contain any untrue statement of a material fact or omit to state a material fact necessary to make statements made, in light of the circumstances under which such statements were made, not misleading with respect to the statements made;

3. Based on our knowledge and information, the financial statements, and other financial information included in this report, present in all material respects, a true and fair view of affairs of the Company, the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report, and are in compliance with the existing accounting standards and /or applicable laws and regulations;

4. To the best of our knowledge and belief, no transactions entered into by the Company during the year are fraudulent, illegal or violative of the code of conduct of the Company;

5. We accept responsibility for establishing and maintaining internal controls for financial reporting and we have evaluated the effectiveness of the internal control systems of the company pertaining to financial reporting and we have disclosed to the auditors and the Audit Committee, deficiencies in the design or operation of the internal controls, if any, of which we are aware and the steps we have taken or propose to take to rectify these deficiencies.

6. We have disclosed based on our most recent evaluation, wherever applicable, to the company's auditors and the Audit Committee of the Company's Board of Directors (and persons performing the equivalent functions)

   a) significant changes in internal controls over financial reporting during the year covered by this report;

   b) all significant changes in accounting policies during the year, if any, and that the same have been disclosed in the notes to the financial statements;

   c) instances of significant fraud of which we have become aware and the involvement therein, if any, of the management or an employee having significant role in the company's internal controls system over financial reporting;

PREETHA REDDY
Managing Director

SUNEETA REDDY
Executive Director- Finance

Place : Chennai
Date : 28th May 2010

Auditors' Report on Corporate Governance

To

The Members,

Apollo Hospitals Enterprise Limited

We have examined the compliance of conditions of Corporate Governance by Apollo Hospitals Enterprise Limited, for the year ended 31st March 2010, as stipulated in Clause 49 of the Listing Agreement of the said Company with Stock Exchanges in India.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore
Chennai - 600 004

Place : Chennai
Date : 28th May 2010

For **M/s. S. VISWANATHAN**
Chartered Accountants
Firm Registration No.004770S

V.C. KRISHNAN
Partner
Membership No. 22167

Management Discussion and Analysis

We recommend that you read this discussion together with our financial statements and related notes included elsewhere in this report. Unless otherwise indicated, all relevant financial and statistical information included herein relates to our continuing operations.

We make forward looking statements in this report; In addition, our senior management makes forward-looking statements orally to analysts, investors, the media and others. Do not unduly rely on forward-looking statements, which give our expectations about the future and are not guarantees. We do not undertake any obligation to update our forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Global Perspective

World Economy

The global economy has been improving since the second quarter of 2009. International trade and global industrial production have recovered noticeably, with an increasing number of countries registering positive quarterly growth of gross domestic product (GDP). The economic revival has been driven in no small part by the effects of the massive policy stimuli injected worldwide since late 2008.

However, the recovery is uneven and conditions for sustained growth remain fragile. Credit conditions are still tight in major developed economies, where many major financial institutions need to continue the process of de-leveraging and cleansing their balance sheets.


Across the Globe Growth is Returning, but at Different Speeds
(Percent; quarter-over-quarter,annualized)
Emerging
World
Advanced
15
10
5
0
-5
-10
11Q4
2005
2006
2007
2008
2009
2010
2011

Going forward, global economic recovery is expected to remain sluggish, unemployment rates will stay high and inflation will remain low. Developing countries, especially those in Asia, are expected to show the strongest recovery in 2010. Nonetheless, growth in the developing world is expected to remain sluggish and it would be difficult to achieve the pre-crisis levels of performance in the short-term.

Indian Economy

GDP growth in 2008-09 was lower at 6.7% as it was impacted by the after effects of the financial crisis which originated in September, 2008 and the effects of the crisis were carried forward in FY09-10. However, the elections in May, 2009 were an inflection point for the Indian economy as a favourable result for the ruling party dispelled the overhang of political instability. This was a catalyst for the Indian economy to shake off the effects of the last one year and to resume its normal cycle of growth led by domestic demand.

As a result, there was a recovery in GDP growth in 2009-2010. While the GDP estimates for 2009-10 projected a growth rate of at 7.2% in 2009-10, the reported GDP growth was ahead of expectations at 7.4%. This was buoyed by strong GDP growth of 8.7% in the fourth quarter.

There has been an improvement in almost all sub-sectors of the economy with core sectors of manufacturing, mining, power generation, automobiles, telecom & IT reporting robust growth rates. Positive factors such as of improved liquidity, moderate interest rates, buoyant capital markets and resumption of international trade have brought the Indian economy within touching distance of pre-crisis growth rates.

Given the momentum, the Finance Ministry is projecting a growth rate of 8.5% in GDP for FY2010-11. However, there are conflicting reports which state that constraints like manpower shortage, inadequate infrastructure and the growing crisis in Europe may be impediments limiting further increases in the GDP growth rate.

Industry Structure & Developments

Global Healthcare

The people today are healthier, wealthier with a longer life span today than 30 years ago. There have also been significant improvements in access to water, sanitation and antenatal care. This shows that progress is possible and can be accelerated.

There have never been more resources available for health than now. The global health economy is growing faster than gross domestic product (GDP), having increased its share from 8% to 8.6% of the world's GDP between 2000 and 2005. In absolute terms, adjusted for inflation, this represents a 35% growth in the world's expenditure on health over a five-year period.

While the events over the last two financial years have severely impacted all industries worldwide, the Global Healthcare sector has historically been fairly resilient to recessions, though it is not 'recession proof'. The long-term prospects for the sector are good, due to strong growth in emerging markets, coupled with ageing population, and growing levels of lifestyle-related chronic diseases in the developed world drive demand. However, the industry dynamics are fundamentally changing. The application of newer technologies and marketing strategies are transforming healthcare delivery systems worldwide.

The developed nations have well established systems in place and have reached maturity in their domestic healthcare industries. However, there are critics who argue that healthcare is extremely expensive in these countries and is out of reach for the poorest families. It is believed that the intermediaries in the system are causing greater inefficiencies and not achieving their objective of increasing penetration of healthcare coverage. The healthcare reforms in the U.S. aim to address some of these concerns and attempt to make healthcare available to all. These reforms aims to cover 95% of all Americans and to make the systems more competitive and accountable.

Further, healthcare delivery in developed countries is facing increasing competition from developing countries, especially India, Thailand and Singapore which are able to provide comparable quality of healthcare at a fraction of the cost.

The most significant catalyst for change in the Global Healthcare industry will not be new regulations but the increasing use of technology. Technology is giving rise to new clinical therapies which in turn are addressing more and more medical ailments and aiding in earlier diagnosis and prevention of diseases. Another emerging trend is the paperless hospital or digitized patient information that can be accessed from numerous locations. Thus reports do not have to be processed and printed and can be made available instantly and at multiple locations to facilitate consultation between the doctor and the patient even when they are not at the same location.

All these trends lead to an increase in healthcare productivity—this means more patients can be put through the healthcare system by using better. faster diagnostic equipment, which leads to early ailment diagnosis and treatment. When the paperless hospital becomes a reality, productivity is further enhanced because of instant patient test results and records access. Such initiatives will be imperative for healthcare providers in the developed world if they are to compete with emerging competition from developing countries.

Healthcare in India

The healthcare industry in India, which comprises hospital and allied sectors, is projected to grow 23% every year and touch a figure US$ 77 billion by 2012 according to a Yes Bank and ASSOCHAM report.

The sector has registered a growth of 9.3 per cent between 2000-2009, comparable to the sectoral growth rate of other emerging economies such as China, Brazil and Mexico. According to the report, the growth in the sector would be driven by healthcare facilities - both private and public, medical diagnostic and pathlabs as well as the medical insurance sector.

These projections are reinforced in a separate report by KPMG which states that the Indian healthcare industry is estimated to double in value by 2012 and more than quadruple by 2017.

Such a robust pace of growth is being driven by several factors, viz. a large and growing population, increasing per capita income leading to a desire for a better quality of life which includes superior healthcare facilities and historical under-investment in healthcare infrastructure.

Although over half of India's population is under the age of 30, suggesting below average demand for healthcare, there is an increasing prevalence of lifestyle diseases. India is already home to the largest population of persons affected by diabetes and heart disease and is projected to become the cancer capital of the world.

Consumer expectations for improved healthcare are increasing in the country and affordability of premium quality healthcare is on the rise due to the increase in per-capita income, exposure to global trends and standards, increasing prevalence of corporate healthcare plans in line with growth of the domestic workforce and increasing penetration of health insurance.

India is also emerging as a favoured destination for medical tourism. India's private hospitals have gained international recognition for their state-of-the-art facilities and diagnostic centres besides comparable skill sets. Their technology and procedures are on par with hospitals in developed nations. Thus the ability to provide quality medical care at a fraction of the cost has established India as a preferred destination for medical tourism contributing to the burgeoning demand for healthcare in India. A McKinsey survey forecasts the arrival of foreign patients to expand at over 40% annually and this segment alone is expected to record revenues of USD 2 billion by 2012.

The Indian healthcare sector has been plagued by under investment over the years. India lags behind in terms of availability of hospital beds as there are only 0.7 beds per 1,000 population in our country against a world average of 4 beds per 1,000 population. This is attributable to a mix of factors including restricted availability of capital, lack of regulatory intent, etc. among others. Over the last decade India's economic position has improved significantly with a steadily improving GDP, increasing foreign exchange reserves and higher capital inflows. Further, factors such as substantial increase in domestic savings, growth of capital markets and easier access to overseas borrowings have contributed to a significant improvement in the supply of capital to invest in healthcare infrastructure and facilities.

Lastly, there is an increase in regulatory focus and intent towards the healthcare sector. The Government has mandated a 4 fold increase in allocation to the Ministry of Health & Family Welfare in its five year plans - from Rs. 36,079 crore in the 10th Plan to Rs. 140,135 crore in the 11th Plan. This focus is being implemented through flagship schemes such as the National Rural Health Mission and the Pradhan Mantri Swasthya Suraksha Yojana (PMSSY) among others.

The Central Government also proposes to initiate an urban health mission similar to the National Rural Health Mission owing to large migration from rural to urban areas and the rising expectations of a steadily increasing urban population going forward. There are also expectations that there will be reforms in the healthcare infrastructure development process, such as use of the public private partnership (PPP) model on a larger scale as well as allowing foreign investment in the sector. All of these factors bode well for the healthcare industry in India.

Pharmacies

India has an estimated 600,000 pharmacies across the country. However, the structure of the pharmacy retailing industry is largely unorganized with a large proportion of such pharmacies being standalone or self owned stores. These are then represented by regional associations or unions formed to protect the interests of their members. The pan-India Pharmacy Chains section is dominated by 12-15 big players though they form a miniscule proportion of this industry.

Despite the seemingly large number of stores in operation the opportunity for this business remains very attractive. Earlier this year, BMI revised upwards its forecast for medicine sales in India. Combined sales of prescription drugs and over-the-counter (OTC) medicines are expect to increase from INR771bn (US$17.12bn) in 2009 to INR889bn (US$21.29bn) in 2010.

Significant market growth is expected to be sustained over the medium term. By 2014 and 2019, overall pharmaceutical sales will reach INR 1,488bn (US$38.86bn) and INR 2,486bn (US$66.29bn) respectively. Key drivers of medicine demand are the country's booming economy and greater state involvement in the healthcare sector.

India is the most improved Asia Pacific market in BMI's CY10 Pharmaceuticals & Healthcare Business Environment Ratings. However, it is expected that the Indian per-capita spending on medicine is, and will remain, relatively low (US$15 in 2009, US$31 in 2014E and US$50 in 2019E).

Further the potential of India's non-urban areas is immense. There is large scale under-penetration in these areas. There is now greater scope to address these areas owing to increasing per-capita incomes as well as greater demand for facilities comparable to urban areas. A network of pharmacies of reasonable scale established in rural areas can also be leveraged as a distribution centre for non pharmaceutical products.

Health Insurance

According to estimates, the health insurance market is the fastest growing and second largest non-life insurance segment in the country. The IRDA annual report stated that health insurance premium collections touched US$ 1.31 billion in 2008-09 compared to US$ 1.3 billion in the previous year. Furthermore, health insurance premium collections are expected to grow at a CAGR of over 25% for the period spanning from 2009-10 to 2013-14.

Currently, the market consists of largely general insurance companies who also offer health insurance as a part of their overall offering. There are very few pure play health insurers. Apollo Munich believes there is a significant opportunity in the health insurance space in India. Despite a fairly large amount of players, the market consists largely of corporate health plans. The penetration of health insurance at the retail stage is still nascent and there continue to be significant opportunities in that space.

Healthcare BPO

Apollo Health Street specializes in revenue cycle management for the healthcare industry. This includes a range of services beginning from the admission to post-discharge of a patient including medical coding, billing, medical transcription, claims generation and patient follow-up.

The prospects for this industry are fairly strong as more than half of the US hospitals are directly or indirectly offshoring various components of healthcare services. The share of work from hospitals is estimated to be nearly a quarter of the total medical billing and coding work offshored to Indian vendors. Although the market is still nascent, the potential revenues is are expected to multiply manifold.

Offshoring of healthcare revenue cycle management services is set to gain traction with the healthcare reforms in the US. Emphasis on increased coverage and intensifying regulations are expected to place pressure on suppliers and providers across the health insurance space to identify avenues for cost savings and the outsourcing industry is well placed to capitalize on these opportunities.

Opportunities & Threats

Opportunities

India - favourable demand supply equation

India has historically been plagued with a situation of under penetration and under investment in healthcare. There is a significant demand for quality healthcare services owing to the growth in population, increase in purchasing power and greater prevalence of lifestyle diseases. The demand supply equation is currently in favour of healthcare service providers as there are large pockets within the country that are inadequately addressed. Such a scenario is proving to be a significant tailwind, especially for larger players in the Industry who are able to obtain the capital required and absorb the losses arising during the start up phase of new hospitals.

Healthcare spending forecast to grow

The nature of health problems is changing in ways that were only partially anticipated, and at a rate that was wholly unexpected. Ageing and the effects of ill-managed urbanization and globalization accelerate worldwide transmission of communicable diseases, and increase the burden of chronic and noncommunicable disorders. India has the largest population of diabetes patients as well as patients with cardiac disorders and is slated to become the cancer capital of the world. These factors are expected to significantly contribute to a steady increase in the demand for quality healthcare.

Per capita health care expenditure

As the Indian economy continues on its high growth path there will be a steady improvement in the per capita income. This is likely to drive an improvement in the need for a better quality of life resulting in a quantum leap in demand for quality healthcare. As the purchasing power of its citizens increase, there is bound to be greater demand along with the ability to pay for quality healthcare. Further the growth in the workforce backed by corporate health plans and the increasing penetration of retail health insurance will help to drive up the per capita expenditure on healthcare.

Public Health Infrastructure

In developed countries, the public health infrastructure is comparable to private healthcare facilities. Therefore citizens of these countries are divided in selecting between private and public healthcare facilities. Except for a few public healthcare institutions in India, the overall public health infrastructure is below par. Thus, given a choice, patients with the requisite purchasing power would opt for treatment at reputed private healthcare facilities. An increase in footprint with a larger number of established facilities across the country would be the focus point for private healthcare providers since they would be able to attract patients currently served by public healthcare facilities.

Medical Tourism

Medical tourism has emerged as the fastest growing segment of the tourism industry in India despite the global economic downturn. High cost of treatments in the developed countries, particularly the USA and UK, has been forcing patients from such regions to look for alternative and cost-effective destinations for healthcare services. Further, India's private hospitals have gained international recognition for their state-of-the-art facilities. With aggressive marketing strategies, India can further increase its attractiveness as a destination for medical tourism and claim a greater market share of the Global Medical Tourism industry.

Investments in Healthcare

While India has faced a situation of historical under-investment in healthcare infrastructure and facilities, significant improvement is underway. The ever improving economic situation, impressive GDP growth, high savings rate channelised through bank credit, efficient capital markets as well as strong inflows provide adequate funds for expansion. Further government incentives for estapilishing new healthcare facilities contribute to heightened attractiveness of investments in the space. All of these factors provide a conducive environment for expansion and further growth.

Threats

Shortage of trained staff

There is a shortage of trained and skilled medical staff throughout the World. While developed countries are able to address this issue by attracting staff from other countries, developing countries are unable to compete with better pay, higher professional development and the career opportunities offered elsewhere.

In India, staff shortages occur at every level of the health-care system. For example, in India 2.4 million nurses will be needed by 2012 to provide a nurse-patient ratio of one nurse per 500 patients. This is essential as the states with the worst health-care human resource shortages are also the ones with the worst health indicators and highest infant and child mortality. The main reasons for the shortage of medical staff are lack of quality training and high attrition.

Apollo is overcoming these challenges by establishing itself as an attractive destination for junior doctors and an ideal platform through which NRI doctors can return to India. It is addressing shortage in nursing staff through its training centres which are able to churn out approximately 750 nurses per year.

Capital Intensive Nature of business

While the investment environment has improved, the fact remains that the healthcare business requires significant domain expertise as well as large amounts of capital. While the Company has achieved a significant amount of scale, it will still need to invest considerable amount of capital to set up new facilities. The Company also seeks to generate a reasonable return on such new investments. Thus, the company will have to adopt a measured approach while expanding its business.

Intensifying Competition

As there are several factors favouring the healthcare industry, it has emerged as an attractive investment destination. While the market currently offers adequate growth to all players there are pockets of oversupply especially in the metros. The intensifying competition in select areas has the potential to impact returns on hospitals set up in those locations by reducing occupancy levels for all. The Apollo brand currently enjoys a premium positioning and is a trusted brand across the country. This is helping it to compete well in the areas with competition.

Inflation & Rising costs

There has been a significant increase in inflation in India. While food inflation has been grabbing headlines due to its impact on a larger proportion of the population, there have been increases in operating costs for the Company ranging from salaries, medical supplies, to general and administrative costs. Further, the cost of land in suitable areas and cost of construction and equipping hospitals have increased manifold. The cost burden is set to increase due to limited resources, this will add to the higher costs of healthcare delivery which has to be borne by the consumer.

Obsolence of Medical Equipment

The medical equipment and healthcare industries are characterized by rapid technological change. The development by others of new or improved products, processes, or technologies may make our existing equipment and treatments obsolete or less competitive. Accordingly, we plan to devote continued resources, to the extent available, to further develop and enhance existing products and to monitor market developments to ensure that we are abreast of latest technologies and treatments in the sector.

Company Overview

Apollo Hospitals started in 1983 with 150 beds in Chennai. Apollo Hospitals today is not only one of the country's premier healthcare providers but has also played a pioneering role in helping India become a center-of-excellence in global healthcare. The Apollo Hospitals group today includes over 8,000 beds across 47 hospitals in India, neighbourhood diagnostic clinics, an extensive chain of Apollo Pharmacies, medical BPO and health insurance services and clinical research divisions that are working on the cutting edge of medical science. The largest achievement of the Apollo Group has been to take quality healthcare to across the length and breadth of India.

In addition, the group's service offerings include healthcare at the patient's doorstep, clinical & diagnostic services, medical business process outsourcing, third party administration services and health insurance. To enhance performance and service to customers, the company also makes available services to support the business of healthcare such as telemedicine services, education and training programmes & research services and a host of not-for-profit projects.

Hospitals

We have over 8,000 beds across 47 hospitals in India. We reported Rs.9,235 million, Rs.11,238 million and Rs.13,415 million in revenues from the hospitals segment during the years 2008, 2009 and 2010 respectively. This includes revenues from our hospitals business along with revenues from our Global projects and consulting as well as revenues from Hospital Based Pharmacies (HBP) which, as the name suggests, are pharmacies located within the premises of our hospitals.

We launched a new hospital at Secunderabad on 2nd April, 2010. It is a 150-bed tertiary care hospital. During FY2009-10, we launched one international hospital and four hospitals in our domestic business, viz.

- The first standalone advanced care pediatric hospital in order to provide comprehensive pediatric care was inaugurated by Oscar Award Winner A R Rahman. The hospital facilitates complex cardiac surgeries, procedure rooms and has dedicated clinics for chronic ailments, development disorder and counseling services also.

- Apollo Hospitals, Bhubaneshwar launched on March 5th, 2010 by Shri Naveen Patnaik, Chief Minister of Orissa. Apollo Hospitals, Bhubaneswar, is a 350-bedded tertiary care hospital with state-of-the-art technology, spread over a campus area of about 7.5 acres.

- The Apollo Gleneagles Cancer Hospital, Kolkata was inaugurated on March 23rd, 2010. Apollo Gleneagles is Eastern India's first super speciality Cancer Hospital and will have 100 beds. It is equipped with state-of-the-art equipment such as the Novalis Tx system with BrainLAB facility, Chemo-therapy Unit, Onco-Surgical Unit and Bone Marrow Transplant Unit with specialized wards.

- Apollo Hospital, Lavasa was inaugurated by Shri Ashok Chavan, Chief Minister of Maharashtra on January 15, 2010. The 100 bed facility at Dasve, Lavasa, is a one-of-its kind healthcare and wellness destination in the world that will encompass rejuvenation, world-class medical care, health education, research and others. The hospital is equipped to provide services in the departments of orthopaedics, paediatrics, rehabilitation, obstetrics and gynaecology, cardiology, emergency medicine, gastroenterology while other departments like Oncology, IVF, neurology and other specialities shall be introduced in a phased manner.

International Operations

- Apollo Bramwell Hospitals, Mauritius was inaugurated by Hon`ble Shri. Navinchandra Ramgoolam, Prime Minster, Republic of Mauritius on 19th August, 2009. Apollo Bramwell Hospital is a state-of-the-art 220 bed multi-specialty hospital located in Moka - Mauritius. It is a Joint Venture with British American Investment Co. (Mauritius) Ltd.

- Apollo Group launched a Spine Clinic and Apollo Information Center in Oman.

- Apollo Group launch a first of its kind liver clinic in Oman.

Projects and Consulting

Apollo Global Projects is amongst the largest hospital consultants in the world. It is the planning, implementation and operations management arm of the Apollo Hospitals Group. It is the trusted advisor of investors, Governments and other entities who wish to establish world-class healthcare facilities or improve the clinical quality and operating efficiencies of existing healthcare facilities. AHEL provides project management and operations consulting services to other hospitals. It deploys staff and shares hospital management expertise with clients and derives revenues either as a flat fee or as a percentage of the overall value of the project.

Apollo Global Projects reported Rs. 220 million, Rs. 266 million and Rs. 205 million in revenues for the years 2008, 2009 and 2010 respectively.

Apollo Reach Hospitals

A commitment by the Apollo Group to increase availability of healthcare to all led to the birth of Apollo Reach - a first of its kind endeavour to make advanced technology and experienced medical professionals accessible to the masses.

Setting up hospitals in rural or semi-urban areas is a rigorous, time-consuming procedure. Apollo leverages on its 25 years of rich experience in setting up hospitals across the country and the world, to accurately identify cities and towns that are in urgent need of healthcare facilities.

Apollo Hospitals has some of the best medical professionals across various specialities on board, and they can now be accessed by individuals in semi-urban regions through the telemedicine platform which will be available in Apollo Reach hospitals.

The set of offerings apart from regular medical facilities from pharmacies to insurance services, will now be available to those in semi-urban regions as a result of this initiative.

The Apollo Group is in the process of setting up hospitals in Karaikudi, Nellore, Ayanambakkam (Chennai), Chittoor and Nashik and has in place plans of establishing more facilities across the country. The Group has identified tier II cities across the country for its expansion plan and will undertake expansion in a phased manner.

Pharmacies

The Standalone Pharmacies segment continues to progress well. The company segregates the performance of the mature stores, i.e. stores set up prior to March, 2007 and stores set up after that date. The mature stores indicate the potential of the business after the stabilization phase. There has been a steady increase in EBITDA margins within this category of stores and there are plans underway to further improve the financial performance.

During the year, the retail pharmacy segment crossed the milestone of 1,000 stores during the year and consisted of 1,049 stores as of March 31, 2010. Profitability continues to improve as the EBITDA margin from mature stores improved to 3.50% in FY10 from 0.47% in FY09. In Q4FY10, the overall SAP business consisting of mature stores as well as new stores reached a breakeven at the EBITDA level.

Further, the company is present in the pharmacy retailing space as it strongly believes it can add value to this business. Rather than selling drugs at a marginal discount to generate sales volume, Apollo Pharmacies would like to be a trusted partner to its customers. It assures its customers of the quality of its products, offers a guarantee about the genuineness of the medicines it stocks, offers value added services like home delivery, a nurse station within the premises and a reminder service to customers who require regular supply of prescription medicine.

The Company prides itself on maintaining an uniform standard across all its stores with correct temperature setting to ensure preservation of medicines on shelves, an integrated supply chain to drive efficiencies as well as significant investments in best-in-class retailing software which provides data analysis to support business decisions.

Strategies for increasing profitability in this business include organic improvements in profitability due to a progressive improvement in the ratio of mature stores to new stores, the introduction of generic and self branded products which provide a higher margin and increasing bulk distribution of medical supplies and disposable equipment to hospitals and other healthcare providers.

Medical Insurance - Apollo Munich Health Insurance

The Indian health insurance market has emerged as a new and lucrative growth avenue for both the existing players as well as the new entrants. According to research, the health insurance market represents one the fastest growing and second largest non-life insurance segment in the country. The Indian health insurance market has posted record growth in the last two fiscals (2008-09 and 2009-10). Moreover, health insurance premiums collection are expected to grow at a CAGR of over 25% for the period spanning from 2009-10 to 2013-14.

To address opportunities in the Indian health insurance market, Apollo Hospitals entered into a JV with Munich Health, a subsidiary of Munich Re. Munich Re is a world leader in the field of health insurance with over 5,000 employees and caters to clients in more than 40 countries.

During the FY2010, the company achieved a gross written premium of Rs. 1,140 Million against a full year premium of Rs. 481 Million in FY 2009. There has been an overall positive trend in the top line with improvements in operating parameters. The company surpassed its target of Rs. 1 billion in Gross Written Premium in FY 2009-10 .

Apollo Health Street

Apollo Health Street is a leading Business Processing Outsourcing company specializing in solutions catering to the Healthcare Industry. AHS's offerings include a range of outsourcing services catering to Hospitals, Physicians and Payers as well as Information Technology solutions.

Apollo Health Street continues to demonstrate good traction during the year as it has added new clients, new centres and new service offerings.

In May, 2010; Apollo Health Street named Ms. Karen Ferrell as President and CEO and to serve as a member of the Board of Directors. Karen has over 25 years of experience in the healthcare industry and has previously served as the Senior Vice President of provider contracting and medical management for CIGNA Healthcare, Executive Director at Scripps Health, Vice President of provider contracting at Prudential HealthCare, and president of Aetna Health Plans of Florida.

New clients during the year included a contract to provide Accounts Receivable Management for Hazel Hawkins Memorial Hospital of Hollister, California and a contract to provide Accounts Receivable Management for St. Mary's Health System of Evansville, Indiana.

New facilities included the first self owned office in Siruseri near Chennai. The facility will have a capacity of 3,000-seats and will be set up at an investment of $20 million including funds from three private equity companies to part finance the project. Apollo Health Street also opened a new office to service healthcare providers in Boston, Massachusetts. The Boston office will offer its full range of revenue cycle solutions to healthcare providers.

Telemedicine

Telemedicine is a provision of healthcare services that uses telecommunication technology and multimedia equipment to provide healthcare solutions over a geographic distance. It includes Teleradiology, Teleconsulting, Telemonitoring, and Telesurgery. Teleradiology, the electronic transmission of radiographic images (from radiologists sitting at a distant location) from one location to another for interpretation and consultation, has the largest share among all the segments of Telemedicine.

The application of telemedicine is expanding virtually across all the medical areas. The global market for Telemedicine is valued at $9 billion in 2008, and it is expected to grow at double digit rates in the next five years.

Healthcare organizations are adopting Telemedicine technologies to cater to the demand for healthcare services. Among other factors, shortage of health professionals, high number of aged patients and penetration of broadband internet access are encouraging the adoption of Telemedicine.

Corporate Highlights

- Dr Prathap C Reddy Chairman of Apollo Hospitals group has been conferred with the PADMA VIBHUSHAN AWARD by the Government of India in recognition of his contribution towards the healthcare industry in the country.
- Shri.N.Vaghul, a director on the board of our Company, was awarded PADMA BHUSHAN AWARD by the Government of India.
- A Special postage stamp in recognition of the contribution of Apollo Hospitals towards Indian Healthcare sector was released on the 2nd of November 2009.
- His Excellency Thiru Surjit Singh Barnala, Governor of Tamil Nadu presented the Degree of Doctor of Science (Honoris Causa) to Smt. Preetha Reddy, Managing Director, at the Nineteenth Convocation of Tamil Nadu Dr. M.G.R Medical University on 10th November 2009 for her contributions to the healthcare industry.
- CRISIL has assigned to the company a grade of 4/5, indicating a superior rating with strong fundamentals.

Deep Strengths

History

Established in 1983, Apollo is the pioneering professional healthcare group in India. It has over 25 years of experience in the Indian healthcare industry and is a pioneer in several initiatives in healthcare in India. Through its rich experience and legacy, the Group is well positioned to work on and execute new initiatives in the dynamic healthcare industry in India. Further, the group is well positioned in its related avenues of REACH hospitals, consulting, pharmacies, health insurance and BPO operations.

Management Depth

The Group was founded by Dr. Prathap C Reddy and he is ably supported by Smt. Preetha Reddy, MD, Smt. Suneeta Reddy, ED - Finance, Smt. Shobana Kamineni, ED - Speical Initiatives and Smt. Sangita Reddy, ED - Operations. All above directors have thorough technical expertise and professional knowledge, and have made significant contribution to the growth of the Company for the past two decades.

In addition to the Management Team Members mentioned above, the Group is professionally managed with a large number of qualified professionals at various levels of management. Further the company has several Independent Directors on its Board of Directors all of whom are specialists in various aspects of business and industry.

Domain Expertise

The founder of the group - Dr. Prathap C Reddy is a qualified technocrat. The Group has several doctors associated with it of which many are leaders in their area of operations. In addition to that the group has rich experience in the industry and has a history of successful expansion and positive outcomes on several initiatives. The healthcare business requires a significant amount of expertise compared to most other businesses and Apollo is well served by the domain expertise of its large population of well qualified and experienced professionals.

Addressing multiple segments

Apollo addresses several areas of the healthcare industry through its hospitals in India and overseas, neighbourhood diagnostic clinics, an extensive chain of Apollo Pharmacies, medical BPO and health insurance services and clinical research divisions that are working on the cutting edge of medical science.

All of these areas are synergistic in nature and Apollo benefits from economies of scale. Apollo is able to cover a greater number of customers through its various businesses and this provides it with opportunities to cross-sell its offerings. Further, there are opportunities to generate revenues between various organizations within the group.

JCI Accreditation

Indraprastha Apollo, Delhi; Apollo Main, Chennai; Apollo Hospitals, Hyderabad; Satguru Pratap Singh Apollo Hospital, Ludhiana; Apollo Hospital, Dhaka, Apollo Hospitals, Bangalore and Apollo Gleneagles, Kolkata have been accredited by Joint Commission International, USA. The International division of Joint Commission Resources, Joint Commission International (JCI) has been working with health care organizations, ministries of health, and global organizations in over 80 countries since 1994.

Through JCI accreditation and certification, health care organizations have access to a variety of resources and services that connect them with the international community it is an international quality measurement system for benchmarking; risk reduction strategies and best practices. This helps us to be on par with other healthcare institutions across the globe and is a key factor in attracting international patients to our facilities.

Clinical Outcomes - Smart Metrics

Apollo Hospitals is focused on Clinical Outcomes. Clinical Excellence is a bedrock for Apollo Hospitals as attaining benchmarks on account of clinical outcomes are paramount to the quality of operations.

Monitoring Clinical Outcomes is a continuous and regular process at Apollo. The Company uses a wide array of parameters used in the benchmarking process and benchmarks itself against the best in the world. Apollo Hospitals has always believed in investing in the right technology that will help in improving clinical outcomes and enhancing the service delivery to patients

Fee for service model

Apollo Hospitals works on a fee-for-service model with its doctors. This is an important component of the doctor-hospital relationship and has helped in the process of retention of doctors and specialists. Further it helps the Group to increase the variable component of costs in its business model.

Weakness

We have added 6 Hospitals and 166 Stand-alone pharmacies during the year. Since these new hospitals and pharmacies are in the stabilization phase they will have an impact on margins as they progress towards maturity.

The relatively high attrition rates among the nursing staff due to higher emoluments being offered by competitors and in overseas countries necessitates continuing investments in training to ensure that the clinical staff is equipped with the right skills, competencies and expertise needed to provide quality healthcare.

There is an increase in competition in the Indian Healthcare space. As the number of providers increase there is bound to be an increase in competitive intensity. At present, the market opportunity remains large with abundant opportunity for all. However, in some of the metros there is already indication of competition with in the various healthcare providers. Apollo enjoys a rich history and is one of the earliest entrants in this space and is confident of continuing its growth through a focus on clinical excellence

Awards

The week-IMRB exclusively survey 2009 on India's top hospitals has rated Apollo Hospitals Chennai as the best hospital among the private sector hospitals in the country; Apollo Hospitals Hyderabad and Kolkata have also been ranked the best Hospital in their respective cities while Apollo Hospitals Delhi and Apollo Hospitals Bangalore were rated the second best in their respective cities.

Apollo Hospitals Hyderabad and Indraprastha Apollo Hospitals Delhi won the FICCI Healthcare awards for Excellence in Patient Care and Excellence in Healthcare Delivery. Apollo Hospitals Hyderabad also bagged the FICCI Healthcare award for Excellence in HR Practices.

Apollo Specialty Hospital, Madurai was awarded the NABH accreditation.

Apollo Specialty Hospital, Chennai was awarded the NABH accreditation.

Risk Management and Internal Controls

The management of the Company focuses immensely on risk management and internal controls, as these factors are co-related with the business operations. The Company has in place a detailed Risk Management system covering legal, treasury, regulatory and financial reporting to name a few. Authority and responsibility have been clearly defined at all stages of the hierarchy to mitigate risks. Issues raised by the Internal and Statutory Auditors are addressed with utmost importance, so as to identify loopholes and eliminating bottlenecks to established processes.

Risk Management Model

Various risk-related initiatives and activities form part of the Risk Management Model at Apollo Hospitals:

- **Risk Identification:** Committed monitoring and identification of risks is carried out at regular intervals towards improving the processes and procedures. This assessment is based on risk perception survey, business environment scanning and inputs from stakeholders.
- **Risk measurement and Treatment:** Post identification of risks, measurement and treatment is a crucial step in operation of the business. Risk mitigation and solutions are defined, so as to align the risk exposure levels to the risk appetite.
- **Risk reporting:** Risk reporting brings risk management back to the core business. The reporting process at AHEL is aimed to be knowledge based and consistent with the organization's outlook of rules, regulations and accounting conventions. Besides risk reporting, there is an established Risk Council which deals with the reported risks. In addition, a quarterly report is presented to the Risk Management Committee, which reviews the ERM program, the status and trends available on the material risks highlighted.

Internal control systems and their adequacy

AHEL has an established internal control system in place for the Company and its subsidiaries. The company deploys a robust system of internal controls to allow optimal use and protection of assets, facilitate accurate and timely compilation of financial statements and management reports, and ensure compliance with statutory laws, regulations and company policies. The company has also put in place an extensive budgetary control review mechanisms whereby the management regularly reviews actual performance with reference to the budgets and forecasts.

Discussion on Financial Performance and Results of operations

The following table summaries results of operations for the years ended 31st March

(Rs in million)

	2010		2009		2008	
	Amount (Rs.)	% of Revenues	Amount (Rs.)	% of Revenues	Amount (Rs.)	% of Revenues
Revenues	18587	100%	14804	100%	11516	100%
Salaries and benefits	2864	15.4%	2211	14.9%	1685	14.6%
Material costs	9504	51.1%	7686	51.9%	5817	50.5%
Other operating & administrative expenses	3074	16.5%	2517	17.0%	1988	17.2%
Depreciation and amortization	546	2.9%	445	3.0%	376	3.2%
Interest expense	377	2.0%	223	1.5%	199	1.7%
Profit before Income Tax	2222	12.8%	1723	11.6%	1451	12.6%
Provision for Income Taxes	702	3.8%	542	3.7%	433	3.8%
Profit after Tax	1520	8.2%	1181	8.0%	1018	8.8%

Revenues

The 26% change in our revenues for 2010 compared to 2009 was primarily the result of an increase in occupancy and revenue per bed day (RPBD) for hospitals as well as a higher number of SAPs. RPBD increased from Rs. 9,667 to Rs. 10,750. The increase in RPBD is largely a result of changes in the acuity of patients as well as better price realizations.

AHEL rolled out SAPs rapidly from last year 873 stores as at March 2009 to 1,049 stores as at March 2010. These rollouts together with maturity of existing stores led to 45% yoy revenue growth in the pharmacy segment.

The following table shows the key drivers of our revenues for the periods presented:

Years ended 31st March

	2010	2009	Increase (Decrease)	% Increase (Decrease)
Admissions	144,038	131,558	12,480	9.5%
Revenues per patient Rs.	41,634	35,165	6,469	18.4%
Average length of stay (days)	5.25	5.15	0.10	-
Out-patients	1,239,957	1,059,916	180,041	17.0%
Revenue per bed day (Rs)	10,756	9,667	1,083	11.2%

Expenses

Salaries and Benefits

Our salaries (excluding managerial remuneration) and benefits expense of Rs. 2671 million during 2010 increased by Rs. 610 million from Rs. 2061 million in 2009. This increase was a result of annual compensation increases for our employees, plus the impact of an increasing number of employed physicians within our hospitals and pharmacists for the SAPs.

Year Ended 31st March (Rupees in million)

	2010	% of Revenues	2009 Rs.	% of Revenues	Rs. Increase (Decrease)	% Increase (Decrease)
Salaries, wages and benefits (excluding Managerial Remuneration)	2671	14.6%	2061	13.9%	610	29.5%
No. of employees	21080		19088		1992	10.4%
Average salary per employee per month (Rs)	10559		8998		1561	17.3%
Employee to bed ratio	4.46		4.52		0.06	

Material costs

During 2010, our supplies expense of Rs. 9504 million increased 24%, as compared to Rs. 7686 million in 2009. The increase in supplies cost was in line with the revenues.

Other Operating Expenses

The following table summarizes our administrative expenses for the periods presented

Year Ended 31st March (Rupees in million)

	2010 (Rs.)	% of Revenues	2009 (Rs.)	% of Revenues	Rs. Increase/ (Decrease)	% Increase/ (Decrease)
Repairs and maintenance	451	2.4%	367	2.5%	84	22.9%
Rents and leases	703	3.8%	571	4.0%	132	23.1%
Outsourced expenses	306	1.6%	182	1.2%	124	68.1%
Marketing and advertising	168	0.9%	188	1.3%	(20)	10.6%
Legal and professional fees	149	0.8%	113	0.8%	36	31.9%
Rates & taxes	50	0.3%	45	0.3%	5	11.1%
Provision for doubtful debts	90	0.5%	35	0.2%	55	157.1%
Other administrative expenses	717	3.9%	565	3.8%	152	26.9%
	2,634		2,066		568	27.5%

Depreciation and Amortization

Depreciation and amortization expense increased to Rs. 546 million during 2010, as compared to Rs. 445 million during 2009. The increase in our depreciation and amortization expense is largely due to projects completed during 2010 and normal replacement costs of facilities and equipment.

Financial Expenses

Financial expenses increased to Rs. 377 million during 2010, as compared to Rs. 223 million during 2009. The increase is largely due to additional borrowings for financing the projects completed during 2010 and normal replacement costs of facilities and equipment.

Provision for income taxes

The provision for taxes during the year ended 31st March 2010 is Rs. 702 million as compared to Rs. 542 million in the previous year ended 31st March 2009.

Liquidity and Capital Resources Liquidity

Our primary sources of liquidity are cash flows provided by our operations and our debt borrowings. We believe that our internally generated cash flows, amounts available under our debt agreements and the further debt that is proposed to be raised will be adequate to service existing debt, finance internal growth, expend funds on capital expenditures and fund certain small to mid-size hospital acquisitions, based on our Board approved plans.

Capital Expenditures

We continue to increase bed capacity and roll-out new hospitals, capital expenditures continue to be high. We have made significant, targeted investments at our hospitals to add new technologies, modernize facilities and expand our services. These investments should assist in our efforts to attract and retain physicians and to make our hospitals more desirable to our patients.

The following table reflects our capital expenditures for the years indicated.

(Rupees in million)

	2010	2009	2008
Capital Work In Progress	361	1,665	260
Capital Expenditure including technical upgradation	3,148	1,814	1,608
	3,509	3,479	1,868
ROCE	12.80%	11.33%	13.5%

Human Resources

We at Apollo believe that employees are our most valued assets who live the values of the enterprise in delivering excellence in patient care at every touch point 24/7 symbolizing a ray of hope for millions, looking for a cure. All our employees embrace the philosophy of "Tender Loving Care" (TLC) as a way of life and the entire Apollo family is committed towards touching a billion lives.

Our human resources team strives to align the HR policies with the business goals and help in creating a performance driven culture. Various initiatives such as performance linked to rewards, transparent and consultative review process, building a high performance work system have facilitated businesses growth. The total employee strength as on 31st March 2010 is 21,080 as against 19,088 for the year ended March 2009.

We believe that "employee opinion matters "and hence carry out climate surveys on a regular basis. The **Organization Climate Survey 2009** covered responses from employees on various themes such as Sense of belonging, Organization, Work environment, Role of HOD / Superior, Role Clarity, Employees Initiatives, Communication, Decision Making process, Training, Team Building, Interdepartmental Coordination, Compensation, Staff Welfare & Customer satisfaction and based on the feedback development action plans are evolved.

Highly structured Performance Management System (**Apollo Performance Management System**) across the Group covering all Management cadre employees was institutionalized focusing on alignment, measurement and reward and recognition including Personal Development Plan.

In our endeavour to improve the efficiency and effectiveness of our processes, we embarked on the journey of **Lean Six Sigma (LSS)** with the objective to become the pioneer in Indian Healthcare adopting LSS for " next practices " in establishing world class reliability standards for excellence in patient care service.

To integrate Six Sigma with every part of our organization we have launched 'Mission 2012' with a unique Apollo Logo - To have certified 50 Black belts, 500 Green belts & 5000 Yellow belts across the group. Today we have 400 Trained Green Belts in our group and 12 Black Belts. Black Belt and Green Belt certification will be based on projects focusing on cost saving, process improvement which helps in improving customer satisfaction followed by an examination by the Indian Statistical Institute.

The HR team has prioritized Excellence in Patient Care through TLC as a way of life as the theme for the year with focus on Personal productivity and Team work, improving young talent ratios and developing the next generation leadership for the Group.

Cautionary Statement

Statements in this Management Discussion and Analysis describing the company's objectives, projections, estimates and expectations may be 'forward looking statements' within the meaning of applicable laws and regulations. Actual results may differ substantially or materially from those expressed or implied. Important developments that could alter your company's performance include increase in material costs, technology developments, and significant changes in political and economic environment, tax laws and labour relations.

Clinical Governance

Clinical governance is given paramount importance at Apollo Hospitals. Appropriate systems and processes are in place to monitor clinical practice and safeguard high quality of care.

Apollo Clinical Excellence - ACE @ 25 is a model developed to enable objective and quantitative measurement of all parameters that could have a bearing on the quality of services. 25 hospitals have completed one year of reporting of clinical parameters under ACE @ 25.

ACAT (Apollo Clinical Audit Team) of 15 auditors from 12 locations was constituted to carry out the audit across 25 Group hospitals and review the data, methodology and definitions used by each of the participating hospitals.

DMS Handbook was created to define the role of the DMS and the activities to be pursued by the various medical heads in the Apollo Group to enable uniformity in clinical governance.

Apollo Data Point - a single point of reference for information on hospital data, volumes, specialties, doctors - created to help analyze the results and forecast projections for the group hospitals.

To stimulate academic and research activities across the Group, policies on Academics and Research have been implemented. This includes details of grants, citations and awards.

Seven hospitals in the group - Delhi, Chennai, Hyderabad, Bangalore, Dhaka, Kolkata and Ludhiana were accredited by JCI. Apollo Specialty Hospitals, Madurai and Apollo Specialty Cancer Hospital, Chennai accredited by NABH.

Regular internal mock surveys are carried out to review compliance 24x7x365 to JCI norms.

Pain management policy, infection control policies, blood transfusion policy, radiation policy and antimicrobial guidelines policy have been standardized and shared with group locations.

With a view to learn from best practices at each location, 25 best practices projects were undertaken and shared with all locations

For the first time, 25 group locations conducted annual departmental reviews to focus on Clinical, Academic and Research excellence along with financial performance.

Uniform appraisal for all the medical heads is designed based on the conviction that the best medical institutions of the world thrive upon the pillars of Clinical, Academic and Research excellence. Objective scoring based on education, research, consultant relation, innovation, ACE@25, finance and local KRAs is built into the appraisal process.

Infection control is a area of major focus at Apollo Hospitals. To build and maintain awareness about its importance, a special event titled "zero tolerance to infection" was successfully conducted.

To combat the HINI epidemic, exclusive units set up at Chennai, Delhi, Hyderabad, Kolkata and Pune. Several patients including serious cases requiring mechanical ventilation were treated successfully.

A unique concept 'The Apollo Way' with the support of the McKinsey Group was initiated to continuously maintain operational and clinical excellence. This has helped significantly to increase the operational efficiencies and reducing the delays at various stages, adding comfort and convenience leading to patient delight.

Apollo Health Check department was awarded by Director General of Civil Aviation for excellence in clinical and managerial services.

Auditors' Report to the Members of Apollo Hospitals Enterprise Limited

1. We have audited the attached Balance Sheet of **APOLLO HOSPITALS ENTERPRISE LIMITED** as at 31st March 2010, the related Profit and Loss Account and the Cash Flow statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement(s). An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. We have also considered the independent audit observations of the divisional auditors for the Pharmacy Division, Projects Division, Hyderabad Division, Bilaspur Division, Mysore Division, Vizag Division, Pune Division, Karim Nagar Division and Mandya Division for forming an opinion on the accounts for the respective Divisions.

4. As required by the Companies (Auditor's Report) Order 2003, as amended by the Companies (Auditor's Report) (Amendment) Order 2004, issued by the Central Government of India, in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, and on the basis of such checks of the books and records of the Company as we considered appropriate and according to the information and explanations given to us, we set out in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

5. In the absence of any notification from the Central Government with respect to the Cess payable under Section 441A of the Companies Act, 1956, no quantification is made. Hence, no opinion is given on Cess unpaid or paid, as per the provisions of Section 227(3) (g) of the Companies Act, 1956.

6. Further to our comments in the Annexure referred to in paragraph 4 above, we report that:

   (i) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit ;

   (ii) In our opinion, proper books of account as required by law have been kept by the company so far as appears from our examination of those books;

   (iii) The Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account ;

   (iv) In our opinion, the Balance Sheet , the Profit and Loss Account and the Cash Flow Statement dealt with by this report comply with the Accounting Standards specified by the Institute of Chartered Accountants of India, referred to in subsection (3C) of Section 211 of the Companies Act, 1956;

   (v) On the basis of written representations received from the directors, as on March 31 ,2010 and taken on record by the Board of Directors, we report that none of the directors is disqualified as on March 31, 2010 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956, and

(vi) In our opinion and to the best of our information and according to the explanations given to us, the said financial statements together with the notes thereon and attached thereto, give the information required by the Companies Act, 1956, in the prescribed manner and also give a true and fair view in conformity with the accounting principles generally accepted in India:

(a) in the case of the Balance Sheet, of the state of affairs of the company as at 31st March 2010;

(b) in the case of the Profit and Loss Account, of the PROFIT of the company for the year ended on that date; and

(c) in the case of the Cash Flow Statement , of the cash flows of the company for the year ended on that date.

17, Bishop Wallers Avenue (West),
CIT Colony, Mylapore,
Chennai - 600 004.

For M/s. **S. VISWANATHAN**
Chartered Accountants
Firm Registration No:004770S

Place : Chennai
Date : 28th May 2010

V.C. KRISHNAN
Partner
Membership No.: 22167

Annexure to the Auditors' Report

(i) (a) The Company is maintaining proper records showing full particulars including quantitative details and situation of fixed assets.

(b)The Company has a programme of physical verification of its fixed assets by which all fixed assets are verified in a phased manner over a period of three years. In our opinion, this periodicity of physical verification is reasonable having regard to the size of the company and the nature of its assets. According to the information and explanations given to us, no material discrepancies were observed by the management on such verification.

(c) In our opinion and according to the information and explanation given to us, the fixed assets that have been sold /disposed off during the year do not constitute a substantial part of the total fixed assets of the Company. Hence, the going concern assumption has not been affected.

(ii) (a) Stock of medicines, stores, spares, consumables, chemicals lab materials and surgical instruments have been physically verified at reasonable intervals by the management.

(b) In our opinion and according to the information and explanations given to us, the procedures of physical verification of stock of medicines, stores, spares, consumables, chemicals lab materials and surgical instruments followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.

(c) In our opinion and according to the information and explanations given to us and on the basis of our examination, the Company is maintaining proper records of inventory. Further in our opinion and according to the information and explanations given to us no material discrepancies were noticed between the physical stocks verified and book records.

(iii) In respect of loans, secured or unsecured, granted to companies, firms or other parties covered in the Register maintained under Section 301 of the Companies Act, 1956.

(a) The company has given unsecured loan to its subsidiary on various terms and conditions. In respect of the said loan the year end balance is Rs. 214 million.

(b) In our opinion and according to the information and explanations given to us, the rate of interest and other terms and conditions given by the company are prima facie not prejudicial to the interest of the company.

(c) In our opinion and according to the information and explanations given to us, the Company is regular in receipt of interest as per the terms and conditions. With respect to the principal we have been informed that the subsidiary company will start repaying as and when the subsidiary makes positive cash flows.

(d) In our opinion and according to the information and explanations given to us, reasonable steps have been taken by the company to recover the principal and interest where the amount overdue is more than rupees one lakh.

(e) The Company has not taken any loans, secured or unsecured, from companies, firms or other parties covered in the register maintained under Section 301 of the Companies Act, 1956. Hence sub clauses (e), (f) and (g) of clause (iii) of the Order are not applicable to the Company.

(iv) In our opinion and according to the information and explanations given to us, and having regard to the explanation that some of the items purchased are of a special nature and suitable alternative sources do not exist for obtaining comparable quotations, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business for the purchase of stores, medicines and fixed assets and for sale of goods and services. During the course of our audit, we have not observed any major weaknesses in the internal control system.

(v) (a) In our opinion, the particulars of contracts or arrangements referred to in Section 301 of the Companies Act, 1956 have been entered in the register required to be maintained under that section.

(b) In our opinion and according to the information and explanation given to us the transactions made in pursuance of such contracts or arrangements have been made at prices which are reasonable, having regard to the prevailing market prices.

(vi) In our opinion and according to the information and explanations given to us, the Company has complied with the directives issued by the Reserve Bank of India and provisions of Section 58A, Section 58AA and other relevant provisions of the Companies Act, 1956 and Companies (Acceptance of Deposits) Rules, 1975 with regard to the deposits accepted from the public including unclaimed deposits matured in earlier years that are outstanding during the year. To the best of our knowledge and according to the information and explanations given to us, no order has been passed by the Company Law Board, National Company Law Tribunal or Reserve Bank of India or any Court or any other Tribunal on the company in respect of the aforesaid deposits.

(vii) The Company has firms of Chartered Accountants including a Private Limited Company as Internal Auditors for its various Divisions and pharmacies. On the basis of the reports submitted by them to the management, in our opinion, the internal audit system is reasonable having regard to the size and nature of its business.

(viii) According to the information and explanations given to us, the Central Government has not prescribed the maintenance of cost records under Section 209(1) (d) of the Companies Act, 1956 for any of the activities of the Company.

(ix) (a)According to the information and explanations given to us, the Company is regular in depositing with appropriate authorities undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Employees' State Insurance, Income Tax, Sales Tax, Service tax , Customs Duty, Cess, Wealth Tax and other statutory dues applicable to it. To the best of our knowledge and according to the information and explanations given to us, there are no arrears of outstanding statutory dues as at 31st March 2010 for a period of more than six months from the date they became payable. To the best of our knowledge and belief and according to the information and explanations given to us, excise duty is not applicable to this Company.

(b) According to the information and explanations given to us and the records of the company examined by us, there are no dues disputed with respect to Cess, Wealth Tax and Service tax. The particulars of Sales tax, Customs duty and Income tax which have not been deposited on account of any dispute are as follows:

Name of the statute	Nature of the dues	Amount (Rs.)	Period to which the amount relates	Forum where dispute is pending
Andhra Pradesh General Sales Tax	Sales tax	1,013,687	Assessment Years 2000-01, 2001-02 & 2003-04	Appellate Tribunal Hyderabad
Customs Act, 1962	Customs duty	99,700,026	1996,1997	# Assistant Collector of Customs (Chennai & Hyderabad)
Value Added Tax Act, 2004	Value Added Tax	1,273,277	2008-09	##Deputy Commissioner of Commercial Tax (Enforcement), Mysore
Income Tax Act, 1961	Income Tax	10,342,623	Assessment Years 2002-2003	Income Tax Appellate Tribunal has reverted the case back to the Assessing Officer
		168,180,493*	Assessment Years 1997-1998, 1998-1999, 2001-2002, 2006-2007, 2007-08	CIT (Appeals)
		136,760,038**	Assessment Year 2000-2001	Honourable Supreme Court
TOTAL		**417,270,144**		

@ Refer Clause (3) (i) Schedule (J) - Notes forming part of Accounts

Refer Clause (3) (g) Schedule (J) - Notes forming part of Accounts

Refer Clause (3) (c) Schedule (J) - Notes forming part of Accounts

* The disputed dues other than Rs.136.70 million stayed by supreme court has been adjusted by the Income Tax Department from various amounts refundable to the Company.

** Refer Clause (3) (d) Schedule (J) - Notes forming part of Accounts.

(x) In our opinion and according to the information and explanations given to us, the company has no accumulated losses as at 31st March 2010. The company has also not incurred cash losses in such financial year and in the immediately preceding financial year.

(xi) In our opinion and according to the information and explanations given to us, the Company has not defaulted in repayment of any dues to financial institutions, banks and debenture holders.

(xii) In our opinion and according to the information and explanations given to us, the Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

(xiii) In our opinion and according to the information and explanations given to us, the company is not a Chit Fund, Nidhi, Mutual Benefit Fund or Society and hence Clause (xiii) of the Companies(Auditor's Report) Order, 2003, as amended by the Companies (Auditor's Report) (Amendment) Order , 2004 is not applicable to the company

(xiv) Based on our examination of the records and evaluation of the related internal controls, we are of the opinion that proper records have been maintained of the transactions and contracts relating to shares, securities, debentures and other investments dealt in by the company and timely entries have been made in the records. We also report that the company has held and dealt with shares, securities, debentures and other investments in its own name.

(xv) In our opinion and according to the information and explanations given to us, the Company has given guarantees for loans taken by Joint Venture Companies from banks and financial institutions, the terms and conditions whereof are not prejudicial to the interest of the Company.

(xvi) In our opinion and according to the information and explanations given to us, the Company has availed term loans and a portion of these loans have been applied for the purpose for which the loans have been obtained, Pending utilization of the term loan for the stated purpose, the funds have been temporarily kept in a separate account.

(xvii) In our opinion and according to the information and explanations given to us, the Company has not used any funds raised on short term basis for long term investments.

(xviii) The 1,549,157 share warrants issued to a party covered in the register maintained under Section 301 of the Companies Act, 1956 during the year 2007-08 at the minimum price of Rs.497.69 as fixed in accordance with the guidelines for preferential issue of the Securities and Exchange board of India (Disclosure and Investor Protection) Guidelines 2000 has been converted into Equity shares of Rs. 10/- each fully paid on 18th April 2009. (Refer Clause 12 of Schedule J- Notes forming part of Accounts)

(xix) The Company has not issued any debentures during the year. Hence clause (xix) of the Order is not applicable to the Company.

(xx) During the year the management has not raised money through public issue and hence we offer no comments on the same.

(xxi) According to the information and explanations given to us, by the Company, no fraud on or by the Company has been noticed or reported, during the year.

17, Bishop Wallers Avenue (West),
CIT Colony, Mylapore,
Chennai - 600 004.

For M/s. **S. VISWANATHAN**
Chartered Accountants
Firm Registration No: 004770S

V.C. KRISHNAN
Partner
Membership No.: 22167

Place : Chennai
Date : 28th May 2010

Balance Sheet

as at 31st March 2010

	Schedule	31.03.2010 Rs.	Rs.	31.03.2009 Rs.	Rs.
I. SOURCES OF FUNDS					
(1) Shareholders' Funds					
(a) Share capital	A	**617,848,590**		602,357,020	
(b) Preferential issue of equity share warrants (Refer clause 12 of Schedule (J))		-		77,099,995	
(c) Reserves & Surplus	B	**14,799,931,524**	**15,417,780,114**	13,029,112,296	13,708,569,311
(2) Loan Funds					
(a) Secured Loans	C	**4,714,300,000**		4,365,524,963	
(b) Unsecured Loans	D	**2,185,565,500**	**6,899,865,500**	129,291,000	4,494,815,963
(3) Deferred Tax Liability *			**751,455,029**		626,560,116
*Refer Clause 18 of Schedule (J)					
Total			**23,069,100,643**		**18,829,945,390**
II. APPLICATION OF FUNDS					
(1) Fixed Assets	F				
(a) Gross Block		**12,555,108,384**		9,406,666,748	
(b) Less : Depreciation		**3,314,739,531**		2,779,915,727	
(c) Net Block		**9,240,368,853**		6,626,751,021	
(d) Capital Work in progress		**2,734,122,593**		2,372,642,095	
			11,974,491,446		8,999,393,116
(2) Investments	G		**4,897,875,008**		6,292,795,165
(3) Current Assets, Loans & Advances	H				
(a) Inventories		**1,343,439,673**		1,088,417,301	
(b) Sundry Debtors		**2,055,335,318**		1,607,354,960	
(c) Cash and bank balances		**2,855,584,217**		646,160,389	
(d) Loans & Advances		**5,170,716,311**		3,693,223,781	
		11,425,075,519		7,035,156,431	
Less : Current Liabilities & Provisions	E				
(a) Liabilities		**2,621,025,358**		1,527,005,836	
(b) Provisions		**2,607,435,972**		1,970,851,061	
		5,228,461,330		3,497,856,897	
Net Current Assets			**6,196,614,189**		3,537,299,534
(4) Miscellaneous Expenditure (to the extent not written off or adjusted)	I		**120,000**		457,575
Total			**23,069,100,643**		**18,829,945,390**

Schedules 'A' to 'I' and notes in schedule 'J' form part of this Balance Sheet

As per our report annexed

For **M/s. S. Viswanathan**
Chartered Accountants
Firm Registration No: 004770S

V.C.Krishnan
Partner
(Membership No: 22167)
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai 600 004.

Place : Chennai
Date : 28th May 2010

For and on behalf of the Board of Directors

S.K. Venkataraman
Chief Financial Officer

S.M.Krishnan
General Manager - Project Finance and Company Secretary

Dr. Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Executive Director - Finance

Profit and Loss Account

for the year ended 31st March 2010

	Schedule	31.03.2010 Rs.	31.03.2009 Rs.
INCOME			
(a) Income from Health-care Services		**18,257,789,678**	14,579,776,424
(b) Other Income	I	**329,662,827**	223,725,582
Total		**18,587,452,505**	**14,803,502,006**
EXPENDITURE			
(a) Operative Expenses	II	**9,944,641,471**	8,096,509,722
(b) Payments to and Provisions for Employees	III	**2,863,810,505**	2,210,510,008
(c) Administration and Other Expenses	IV	**2,633,370,924**	2,065,738,372
(d) Financial Expenses	V	**377,471,696**	223,160,437
(e) Preliminary & Other Expenses Incl.Public Issue		**175,000**	2,178,347
(f) Deferred Revenue Expenditure (Refer clause 1(D)(v)(b) of Schedule (J)		**3,265,704**	3,625,704
Total		**15,822,735,300**	**12,601,722,590**
PROFIT BEFORE DEPRECIATION & TAX		**2,764,717,205**	**2,201,779,416**
Less : Depreciation		**543,063,370**	439,203,799
PROFIT BEFORE EXTRAORDINARY ITEM & TAX		**2,221,653,835**	**1,762,575,617**
Extraordinary Item		-	40,188,525
PROFIT BEFORE TAX		**2,221,653,835**	**1,722,387,092**
Less : Fringe Benefit Tax		-	25,040,922
Less : Provision for Taxation		**577,122,209**	479,789,281
Less : Deferred Tax		**124,894,914**	36,863,326
PROFIT AFTER TAX		**1,519,636,713**	**1,180,693,563**
Surplus in Profit & Loss account brought forward		**1,208,763,469**	1,247,923,680
AMOUNT AVAILABLE FOR APPROPRIATIONS		**2,728,400,182**	**2,428,617,243**
APPROPRIATIONS			
Dividend		**432,494,014**	401,601,584
Dividend tax payable		**71,831,849**	68,252,190
Transfer to General Reserve		**750,000,000**	750,000,000
Balance of Profit in Profit & Loss Account		**1,474,074,319**	1,208,763,469
Total		**2,728,400,182**	**2,428,617,243**
Earnings Per Share (Refer clause 30 of Schedule (J))			
Before Extraordinary Item			
Basic Earnings Per Share of face value Rs.10/- (2008-09: Rs.10/-) each		**24.62**	20.25
Diluted Earnings Per Share of face value Rs.10/-(2008-09: Rs.10/-) each		**24.52**	19.54
After Extraordinary Item			
Basic Earnings Per Share of face value Rs.10/- (2008-09: Rs.10/-) each		**24.62**	19.80
Diluted Earnings Per Share of face value Rs.10/-(2008-09: Rs.10/-) each		**24.52**	19.11

Schedules 'I' to 'V' and notes in Schedule 'J' form part of this Profit and Loss Account

As per our report annexed

For **M/s. S. Viswanathan**
Chartered Accountants
Firm Registration No: 004770S

V.C.Krishnan
Partner
(Membership No: 22167)
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai 600004
Place : Chennai
Date : 28th May 2010

For and on behalf of the Board of Directors

S.K. Venkataraman
Chief Financial Officer

S.M.Krishnan
General Manager - Project Finance and Company Secretary

Dr. Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Executive Director - Finance

Schedules to Balance Sheet

	31.03.2010 Rs.	31.03.2010 Rs.	31.03.2009 Rs.	31.03.2009 Rs.
SCHEDULE (A)				
Share Capital				
Authorised				
75,000,000 Equity Shares of Rs. 10/- each (2008-09 : 75,000,000 Equity Shares of Rs.10/- each)	**750,000,000**		750,000,000	
1,000,000 Preference Shares of Rs.100/- each (2008-09 : 1,000,000 Preference Shares of Rs. 100/-each)	**100,000,000**		100,000,000	
Issued		**850,000,000**		850,000,000
a) 62,051,368 Equity Shares of Rs. 10/-each (2008-09 : 60,502,211 equity shares of Rs.10/- each)		**620,513,680**		605,022,110
Subscribed and Paid up *				
b) 61,784,859 Equity Shares of Rs. 10/- each fully paid up(2008-09 : 60,235,702 Equity Shares of Rs.10/- each fully paid up)		**617,848,590**		602,357,020

*(a) Includes 918,298 Equity shares of Rs. 10/- each fully paid up allotted on conversion of first 2 years interest on debentures, 20% on the face value of debentures and 20,812,231 Equity shares of Rs. 10/- each fully paid up allotted to the shareholders of amalgamated companies for consideration other than cash

(b) Includes 2,079,930 Equity shares of Rs. 10/- each fully paid up allotted on preferential basis during the year 2004-05

(c) Includes 4,663,000(2008:09 4,687,800) underlying Equity shares of Rs. 10/- each fully paid up, representing Global Depository Receipts issued during the year 2005-06 (Refer Clause 13 of Schedule 'J')

(d) Includes 1,039,965 Equity shares of Rs. 10/- each fully paid up allotted during the year 2006-07 on conversion of Equity share warrants issued on preferential basis during the year 2005-06

(e) Includes 7,047,119 Equity shares of Rs. 10/- each fully paid up were allotted to Apax Mauritius FDI One Limited during the year 2007 - 08 on preferential basis

(f) Includes 1,550,000 Equity shares of Rs. 10 /-each fully paid up allotted during the year 2008-09 on conversion of Equity share warrants issued on preferential basis during the year 2006-07

(g) Includes 1,549,157 Equity shares of Rs. 10 /-each fully paid up allotted during the year 2009-10 on conversion of Equity share warrants issued on preferential basis during the year 2007-08 (Refer Clause 12 in Schedule J)

	31.03.2010		31.03.2009	
	Rs.	Rs.	Rs.	Rs.
SCHEDULE (B)				
Reserves & Surplus				
A. Capital Reserve				
(1) Capital reserve		**17,846,142**		17,846,142
(2) Profit on forfeited shares		**414,120**		414,120
B. Capital Redemption Reserve		**60,022,900**		60,022,900
C. Securities Premium Account:				
Balance as per last Balance sheet	**9,735,223,137**		9,064,770,637	
Add : Premium received from Promoter's issue #	**755,508,378**		670,452,500	
		10,490,731,515		9,735,223,137
D. General Reserve				
Balance as per last Balance sheet	**1,999,029,276**		1,249,029,276	
Add : Transfer during the year	**750,000,000**	**2,749,029,276**	750,000,000	1,999,029,276
E. Other Reserves				
Investment allowance reserve		**7,626,657**		7,626,657
Foreign exchange fluctuation reserve		**186,595**		186,595
Profit & Loss Account		**1,474,074,319**		1,208,763,469
Total		**14,799,931,524**		**13,029,112,296**

Refer Clause 12 of Schedule 'J'

	31.03.2010		31.03.2009	
SCHEDULE (C)				
Secured Loans				
Loans And Advances From Banks				
i) Cash credit		**-**		168,889,346
ii) Indian Bank	**952,380,000**		1,000,000,000	
iii) Bank of India	**904,760,000**		1,000,000,000	
iv) Canara Bank	**2,160,000,000**		2,160,000,000	
ADD Interest accrued and due	**-**	**4,017,140,000**	36,635,617	4,196,635,617
Other Loans and Advances				
IFC Loan (External Commercial Borrowings)		**697,160,000**		
Total		**4,714,300,000**		**4,365,524,963**

Refer clause 7 of Schedule'J' for details & security Amount repayable within one year Rs. 642,120,000/- (Previous year Rs.142,857,143/-) excluding Cash Credit

	31.03.2010		31.03.2009	
SCHEDULE (D)				
Unsecured Loans				
i) Fixed Deposits		**507,518,000**		129,291,000
ii) Short Term Loans and Advances				
a) From Banks		**1,000,000,000**		-
Other Loans and Advances				
Foreign Currency Convertible Bonds refer clause 8 of Schedule J		**678,047,500**		-
Total		**2,185,565,500**		**129,291,000**

Amount repayable within one year Rs. 84,200,000/-
(Previous year Rs. 84,075,000/-)

	31.03.2010		31.03.2009	
	Rs.	Rs.	Rs.	Rs.
SCHEDULE (E)				
Current Liabilities & Provisions :				
A) Current Liabilities				
(1) Acceptances		302,345,876		284,916,973
(2) Sundry Creditors *				
a) For Goods	968,238,631		441,353,353	
b) For Expenses	448,713,405		206,419,858	
c) For Capital Goods	171,904,545		55,677,303	
d) For others	192,210,696		46,598,187	
		1,781,067,277		750,048,701
(3) Advances				
a) Inpatient Deposits	97,794,307		76,603,885	
b) Rent	35,258,678		39,545,834	
c) Others	13,604,109		22,280,465	
		146,657,094		138,430,184
(4) Investor Education and Protection Fund shall be credited by the following (Not due)				
a) Unclaimed Dividend		16,360,908		15,177,365
b) Unclaimed Deposits		3,151,000		6,861,000
(5) Other Liabilities				
a) Tax Deducted at source	77,730,680		58,017,884	
b) Retention money on capital contracts	1,375,823		1,695,833	
c) Outstanding expenses	245,352,971		260,513,754	
		324,459,474		320,227,471
(6) Interest accrued but not due		46,983,729		11,344,142
		2,621,025,358		1,527,005,836
B) Provisions				
(7) For Taxation (Includes dividend Tax)	2,050,950,283		1,470,248,415	
(8) For Dividend				
i) Equity shares	432,494,013		401,601,584	
(9) Bonus	115,179,657		93,682,091	
(10) Staff benefits	8,812,019		5,318,971	
		2,607,435,972		1,970,851,061
Total of Current Liabilities & Provisions		5,228,461,330		3,497,856,897

* Refer Clause 35 of Schedule (J)

SCHEDULE(F)
Fixed Assets

Sl No	Name of the Assets	GROSS BLOCK				DEPRECIATION / AMORTIZATION				NETBLOCK	
							For the year				
		As at 01.04.2009 Rs.	Additions Rs.	Deletions Rs.	As at 31.03.2010 Rs.	As at 01.04.2009 Rs.	Additions (withdrawn) Rs.	Deletions	As at 31.03.2010 Rs.	As at 31.03.2010 Rs.	As at 31.03.2009 Rs.
	Tangible Assets										
1	Land	1,023,212,754	58,785,588	-	1,081,998,342	-	-	-	-	1,081,998,342	1,023,212,754
2	Buildings	1,385,746,389	1,183,094,877	-	2,568,841,266	209,214,612	51,974,389	-	261,189,001	2,307,652,265	1,176,531,777
3	Leasehold Building *	289,100,291	74,153,690	-	363,253,981	67,289,455	3,696,416	-	70,985,871	292,268,110	221,810,836
4	Medical equipement & Surgical insturments	4,047,147,041	1,034,646,317	24,554,636	5,057,238,722	1,560,667,299	284,942,161	373,945	1,845,235,515	3,212,003,207	2,486,479,742
5	Electrical Installations & Generators	637,022,852	238,093,120	-	875,115,972	221,928,331	36,945,860	-	258,874,191	616,241,781	415,094,521
6	Airconditioning plant & airconditioners	208,679,504	141,257,859	2,659,594	347,277,769	77,349,064	14,959,619	249,484	92,059,199	255,218,570	131,330,440
7	Office equipment	483,789,410	180,210,462	3,470,964	660,528,908	248,151,726	56,757,821	1,088,170	303,821,377	356,707,531	235,637,684
8	Furniture & Fixtures	1,040,689,535	257,408,996	28,806,582	1,269,291,949	283,465,514	75,412,266	2,916,874	355,960,906	913,331,043	757,224,021
9	Fire fighting equipment	18,792,110	13,939,639	-	32,731,749	4,449,899	311,647	-	4,761,546	27,970,203	14,342,211
10	Boilers	1,869,715	-	-	1,869,715	1,002,827	-	-	1,002,827	866,888	866,888
11	Kitchen equipment	25,136,538	901,329	-	26,037,867	8,404,817	159,533	-	8,564,350	17,473,517	16,731,721
12	Refrigerators	24,884,023	3,274,463	358,256	27,800,230	5,321,609	809,071	41,026	6,089,654	21,710,576	19,562,414
13	Vehicles	193,350,213	34,395,642	12,100,789	215,645,066	68,725,017	17,023,920	3,570,067	82,178,870	133,466,196	124,625,196
14	Wind electric generator	26,849,994	-	-	26,849,994	23,794,449	-	-	23,794,449	3,055,545	3,055,545
	Intangible Assets										
15	Computer Software	396,379	230,475	-	626,854	151,108	70,667	-	221,775	405,079	245,271
	Total	**9,406,666,748**	**3,220,392,457**	**71,950,821**	**12,555,108,384**	**2,799,915,727**	**543,063,370**	**8,239,566**	**3,314,739,531**	**9,240,368,853**	**6,626,751,021**
	Previous year	**7,591,784,175**	**1,908,496,437**	**93,613,864**	**9,406,666,748**	**2,348,323,005**	**439,203,799**	**7,611,077**	**2,779,915,727**	**6,626,751,021**	**5,243,461,170**
	Capital work-in-Progress (Includes capital advances) * *									2,734,122,593	
	Capital Work-in-Progress (Previous year)									2,372,642,095	

* Refer clause 1 (D) (v) in Schedule J

* * Refer clause 1 (F) (b) in Schedule J

Apollo HOSPITALS

Description	Face Value Rs.	31.03.2010 No of Equity Shares	31.03.2010 Total Rs.	31.03.2009 No of Equity Shares	31.03.2009 Total Rs.
SCHEDULE (G)					
Investments					
Investment in Government Securities Current Investments(lower of cost and market value)					
A) Unquoted					
National Savings Certificate			**290,300**		260,300
Trade Investments :					
Long Term Investments (at cost)					
A) Unquoted					
In fully paid up Preference Share Capital					
Zero % Non Cumulative Redeemable Preference Shares of Apollo Hospitals International Limited (55,200,000 shares allotted during the year)	100	**1,104,000**	**110,400,000**	-	-
A) Quoted					
In fully paid up Equity Share Capital					
Associates					
Indraprastha Medical Corporation Limited					
Market Value as on 31.03.2010 Rs. 45.20/- per share (2,290,067 Equity shares purchased during the year)	10	**19,023,541**	**347,219,145**	16,733,474	246,067,591
B) Unquoted					
I) Subsidiaries :					
i) Unique Home Health care Limited	10	**29,823,012**	**297,400,000**	29,823,012	297,400,000
ii) AB Medical Centres Limited	1,000	**16,800**	**21,799,899**	16,800	21,799,899
iii) Samudra Health Care Enterprise Limited	10	**8,887,934**	**101,100,000**	8,887,934	101,100,000
iv) # Imperial Hospitals & Research Centre Ltd	10	**15,271,000**	**351,710,000**	15,271,000	351,710,000
v) Apollo Hospitals (U K) ltd	1£	**5,000**	**390,000**	5,000	390,000
vi) Pinakini Hospitals Limited	10	**855,228**	**13,959,511**	855,228	13,959,511
vii) Apollo Cosmetic Surgical Centre Private Limited (1,500,000 Equity shares allotted during the year)	10	**1,500,000**	**15,000,000**	-	-
II) Joint Ventures					
i) Apollo Hospitals International Limited (3,540,333 Equity shares allotted during the year)	10	**3,752,050**	**214,537,150**	211,717	2,117,170
ii) Apollo Gleneagles Hospitals Limited (10,000,000 Equity shares allotted during the year)	10	**54,675,697**	**393,121,930**	44,675,697	293,121,930
iii) * Apollo Gleneagles Hospitals PET CT Private Limited	10	**8,500,000**	**85,000,000**	8,500,000	85,000,000
iv) Western Hospital Corporation Limited	10	**7,200,000**	**72,000,000**	7,200,000	72,000,000
v) Qunitiles Phase One Clinical Trials India Pvt Ltd (40,800 Equity Shares allotted during the year)	1,000	**40,800**	**40,800,000**	-	-
vi) Aollo Lavasa Health Corporation Limited (50,000 Equity Shares allotted during the year)	10	**50,000**	**50,000,000**	-	-
	C/f		**2,114,727,935**		**1,484,926,401**

Description	Face Value Rs.	31.03.2010 No of Equity Shares	31.03.2010 Total Rs.	31.03.2009 No of Equity Shares	31.03.2009 Total Rs.
	B/f		**2,114,727,935**		**1,484,926,401**
III) Associates					
British American Hospitals Enterprise Ltd	100MUR	**1,393,079**	**203,823,163**	1,393,079	203,823,163
Stemcyte India Therapautics Private Limited (88,303 Equity Shares allotted during the year)	1	**88,303**	**50,000,000**	-	-
IV) long Term - Others :					
Kurnool Hospitals Enterprises Limited	10	**157,500**	**1,732,500**	157,500	1,732,500
Non Trade Investments :					
LongTerm Investments (at cost)					
A) Quoted					
Debentures					
Debentures of Citi Corp Finance (india) Limited ("Company") CFIL NCD Series 214 Non-Convertible Redeemable Debentures @ (250 debentures sold during the year)	1,000,000	-	-	250	250,000,000
i) Unquoted					
Debentures					
* *Debentures of Apollo Health Street Limited Optionally Redeemable Convertible Debenture (3,682,725 Debentures purchased during the year)	160	**3,682,725**	**589,236,000**	-	-
Subsidiaries :					
Apollo Health & Lifestyle Limited	10	**6,451,723**	**64,517,229**	6,451,723	64,517,229
Joint Ventures :					
## Apollo Munich Health Insurance Company Limited	10	**21,600,000**	**216,000,000**	21,600,000	216,000,000
Associates :					
i) Family Health Plan Limited	10	**490,000**	**4,900,000**	490,000	4,900,000
ii) * * Apollo Health Street Limited	10	**11,181,360**	**1,231,854,880**	11,181,360	1,231,854,880
Unquoted					
Current Investment - Others :					
Current Investment (lower of cost and market value)					
i) Certificate of Deposit - HDFC Bank					
Non-Cumulative Fixed Deposits					100,000,000
Others - Mutual Fund					
Reliance Income Fund-Retail Plan - Quarterly dividend Plan (No. of units sold during the year 11,546,810)	10	-	-	11,546,810	150,000,000
Reliance Fixed Time Horizon Fund VII-series 5 Institutional Dividend plan (1,228,652.40 units cumulated during the year 76,228,652 units sold during the year)	10	-	-	75,000,000	750,000,000
HDFC Cash Management Fund - Treasury Advantage Plan - Wholesale-Daily Dividend, Option : Reinvest (49,842,994.57 units purchased during the year. 227,192.31 units cumulated during the year. 65,336,288.28 units sold during the year)	10	-	-	15,266,101	153,141,896
	C/f		**4,476,791,707**		**4,610,896,069**

Description	Face Value Rs.	31.03.2010 No of Equity Shares	31.03.2010 Total Rs.	31.03.2009 No of Equity Shares	31.03.2009 Total Rs.
	B/f		4,476,791,707		4,610,896,069
HDFC-FMP 370D Mar 2008(Vii)(2) Whole sale plan GrowthPayout option (50,000,000 units sold during the year)	10	-	-	50,000,000	500,000,000
Canara Robeco Fixed Maturity Institutional Growth- Plan 2 (13 Months) (25,000,000 units sold during the year)	10	-	-	25,000,000	250,000,000
Kotak FMP 13M series 4 Institutional Growth (25,000,000 units sold during the year)	10	-	-	25,000,000	250,000,000
Reliance Liquidity Fund - Daily Dividend Reinvestment Option (135,458,008.02 units purchased during the year. 1,241,859.53 units cumulated during the year. 136,699,867.55 units sold during the year)	10	-	-	-	-
Reliance Floating rate fund - daily dividend reinvestment plan (37,736,973.30 units purchased during the year 616,813.15 units cumulated during the year 38,353,786.45 units sold during the year)	10	-	-	-	-
HDFC Cash Management Fund - Savings Plan - Daily Dividend Reinvestment, Option : Reinvest (82,734,759.88 units purchased during the year. 9,086.649 units cumulated during the year. (82,743,846.53 units sold during the year)	10	-	-	-	-
HDFC Floating Rate Income Fund - Short Term Plan - Wholesale Option - Dividend Reinvestment - Daily, Option : Reinvest (137,332,856.03 units purchased during the year. 1,119,233.912 units cumulated during the year.138,452,089.945 units sold during the year)	10	-	-	-	-
ICICI Prudential Flexible Income Plan Premium - Daily Dividend (23,645,763.762 units purchased during the year. 203,073.197 units cumulated during the year. 23,848,836.959 units sold during the year)	10	-	-	-	-
ICICI Prudential Institutional Liquid Plan - Super Institutional Daily Div (29,995,950.763 units purchased during the year. 3,259.096 units cumulated during the year. 29,999,209.859 units sold during the year)	10	-	-	-	-
IDFC Cash Fund - Super Inst Plan C- Daily Dividend (19,995,001.250 units purchased during the year. 2,290.074 units cumulated during the year. 19,997,291.324 sold during the year)	10	-	-	-	-
	C/f		4,476,791,707		5,610,896,069

Description	Face Value Rs.	31.03.2010 No of Equity Shares	31.03.2010 Total Rs.	31.03.2009 No of Equity Shares	31.03.2009 Total Rs.
	B/f		4,476,791,707		5,610,896,069
IDFC Money Manager Fund - TP - Super Inst Plan C - Daily Div (19,999,290.753 units purchased during the year. 256, 277.781 cumulated during the year. 20,255,568.534 units sold during the year)	10	-	-	-	-
Kotak Flexi Debt Scheme Insitutional-Daily Dividend (11,943,269.48 units purchased during the year. 89,008.015 units cumulated during the year. 12, 032,277.486 units sold during the year)	10	-	-	-	-
ICICI Prudential Flexible Income Plan Premium - Daily Dividend (966,245.495 units purchased during the year. 5,454.974 units cumulated during the year. 971,700.469 units sold during the year)	100	-	-	-	-
ICICI Prudential Liquid Super Institutional Plan - Div - Daily (1,026,915.201 units purchased during the year.370.205 units cumulated during the year.1,027,285.406 units sold during the year)	100	-	-	-	-
Reliance Money Manager - Institutional Option - Daily dividend plan (1,515,272.10 units purchased during the year. 7062.02 units cumulated during the year 1,522,334.12 units sold during the year)					
4. Advance for Investments in shares for various projects under construction			421,083,301		681,899,096
Total Investments			4,897,875,008		6,292,795,165
# Formerly Imperial Cancer Hospitals and Research Centre Limited					
## Formerly Apollo DKV Insurance Company Limited					
* Formerly Apollo Gleneagles PET CT Limited					
* * Formerly Apollo Health Street Private Limited					
Aggregate amount of Quoted Investments					
Market Value Rs. 5,328,403,266/- (31.03.2009 Rs. 740,998,700/-)			347,219,145		496,067,591
Aggregate amount of Unquoted Investment			4,129,572,562		5,114,828,478
Advance for Investments in shares			421,083,301		681,899,096
Total			4,897,875,008		6,292,795,165
Dividend from Long Term Investment			25,812,912		20,658,759
Dividend from Current Investment			94,343,888		146,622,614
Profit/(Loss) on disposal of Current Investment			61,657,137		5,967,484
(Profit on sale of Current Investment Rs.62,090,228/-					
Loss on sale of Current Investment Rs. 433,091/-)					

	31.03.2010 Rs.	31.03.2010 Rs.	31.03.2009 Rs.	31.03.2009 Rs.
SCHEDULE (H)				
Current Assets, Loans & Advances				
A. Current Assets				
(1) Inventories (at cost)**				
i) Medicines	**1,059,826,217**		858,350,326	
ii) Stores, Spares	**60,927,939**		47,651,607	
iii) Lab Materials	**23,954,799**		16,661,834	
iv) Surgical Instruments	**125,449,289**		103,158,331	
v) Other Consumables	**73,281,429**		62,595,203	
		1,343,439,673		1,088,417,301
(As taken, certified, and valued by the management)				
** Refer Clause 1(B) of Schedule (J)				
(2) Sundry Debtors (Unsecured)				
(Refer Clause 22 in Schedule (J))				
a) Debtors Outstanding for a period exceeding six months	**417,862,879**		581,979,532	
Less : Provision for Bad debts	**13,485,712**	**404,377,167**	5,593,603	576,385,929
b) Other debts (Considered good)		**1,650,958,151**		1,030,969,031
(3) Cash and Bank Balances				
a) Cash Balance on hand	**33,291,051**		32,425,398	
b) Bank Balance:				
(i) with schedule Banks :				
a) On current account	**1,715,513,850**		485,609,675	
b) On deposit account	**1,106,779,316**		128,125,316	
		2,855,584,217		646,160,389
(B) Loans and Advances				
(Unsecured and considered good)				
(4) Loans :				
i) To Subsidiary				
a) Imperial Hospital & Research Centre Ltd		**214,000,000**		194,000,000
(5) Advances:				
Subsidiaries :				
i) Unique Home Health Care Limited	**53,835**		84,391,934	
ii) Imperial Hospital & Research Centre Ltd	**35,994,977**		13,228,344	
iii) A B Medical Center Limited	**1,465,555**		6,840,715	
C/f		**6,468,359,208**		**3,535,932,650**

		31.03.2010		31.03.2009	
		Rs.	**Rs.**	Rs.	Rs.
	B/f		**6,468,359,208**		**3,535,932,650**
iv)	Samudra Health Care Enterprises Ltd	**14,720,545**		15,791,895	
v)	Apollo Health & Lifestyle Limited	**965,652**		-	
vi)	Apollo Hospitals (UK) Limited	**319,905**		-	
vii)	Pinakini Hospitals Limited	**9,656,546**		12,366,987	
Others :					
i)	For capital items	**202,370,565**		78,876,655	
ii)	To suppliers	**124,320,368**		64,796,102	
iii)	Other advances	**1,337,937,025**		917,395,008	
iv)	Staff advances	**37,974,232**	**1,765,779,205**	35,067,694	1,228,755,334
(6)	**Advance tax**		**1,750,638,123**		1,235,908,655
(7)	**Deposits:**				
a)	With Government	**50,537,202**		41,728,346	
b)	With others	**580,163,705**		495,143,177	
			630,700,907		536,871,523
(8)	**Prepaid expenses**		**64,028,070**		55,351,284
(9)	**Rent receivables**		**4,334,678**		4,419,689
(10)	**Service charges receivables**		**2,830,723**		1,792,820
(11)	**Tax deducted at source**		**689,521,466**		426,060,476
(12)	**Interest receivable**		**40,179,684**		3,849,576
(13)	**Franchise Fees Receivable**		**6,567,555**		4,078,524
(14)	**Royalty Receivable**		**2,135,900**		2,135,900
Total of Current Assets, Loans & Advances (A+B)			**11,425,075,519**		7,035,156,431

SCHEDULE (I)

Miscellaneous Expenditure

[To the extent not written off or adjusted)

(a)	Preliminary & Other Expenses Including commission,brokerage underwriting of subscription of shares and debentures	-	217,575
(b)	Deferred Revenue Expenditure	120,000	240,000
	Total	120,000	**457,575**

Schedules to Profit & Loss Account

Particulars	31.03.2010 Rs.	31.03.2010 Rs.	31.03.2009 Rs.	31.03.2009 Rs.
SCHEDULE - I				
Other Income				
(a) Interest earned (TDS Rs. 11,546,602/- 2008-09 : Rs.6,309,793/-)		**115,466,016**		34,744,317
(b) Dividend				
(i) From Current Investment		**94,343,888**		146,622,614
(ii) From Long Term Investment		**25,812,912**		20,658,759
(c) Income from Treasury operations		**31,350,000**		11,285,870
(d) Profit on sale of investment				
Current Investment		**62,090,228**		10,092,109
(e) Profit on sale of Asset		**599,783**		321,913
Total		**329,662,827**		223,725,582
SCHEDULE - II				
Operative Expenses				
Materials Consumed				
(a) Opening stock	**1,045,555,065**		760,835,554	
Add:				
Purchases	**9,763,523,460**		7,955,662,218	
Customs Duty	**-**		4,993,390	
Freight Charges	**18,715,445**		10,583,421	
	10,827,793,970		8,732,074,583	
Less : Closing stock	**1,323,422,749**		1,045,555,065	
		9,504,371,221		7,686,519,518
(b) Fees to Consultants		**-**		4,146,231
(c) Power & Fuel		**302,294,987**		246,942,821
(d) House Keeping expenses		**99,299,039**		125,081,841
(e) Water charges		**38,676,224**		33,819,311
Total		**9,944,641,471**		8,096,509,722
SCHEDULE - III				
Payments to and Provisions for Employees				
(a) Salaries & Wages		**2,376,726,378**		1,852,540,324
(b) Contribution to Provident Fund		**132,293,788**		101,232,024
(c) Employee State Insurance		**16,215,946**		13,459,577
(d) Employee Benefits		**57,559,179**		882,441
(e) Staff Welfare expenses		**155,470,490**		136,756,794
(f) Staff Education & Training		**10,365,067**		11,956,487
(g) Bonus		**115,179,657**		93,682,361
Total		**2,863,810,505**		2,210,510,008

Particulars	31.03.2010 Rs.	Rs.	31.03.2009 Rs.	Rs.
SCHEDULE - IV				
Adminstrative & Other Expenses				
(a) Rent		**703,407,192**		571,420,839
(b) Rates & Taxes		**49,556,848**		44,669,155
(c) Printing & Stationery		**159,430,005**		148,577,798
(d) Postage & Telegram		**23,302,450**		11,405,966
(e) Insurance		**28,859,021**		23,843,499
(f) Directors Sitting Fees		**1,640,000**		1,680,000
(g) Advertisement, Publicity & Marketing		**168,117,327**		188,279,810
(h) Travelling & Conveyance		**165,112,318**		165,028,199
(i) Subscriptions		**7,948,854**		2,579,724
(j) Security charges		**49,657,724**		39,761,690
(k) Legal & professional fees		**149,486,424**		113,328,126
(l) Continuing Medical Education & Hospitality Expenses		**11,217,188**		4,748,568
(m) Hiring charges		**27,569,855**		5,418,013
(n) Seminar expenses		**2,328,982**		4,203,313
(o) Audio & Video Charges		**-**		22,037,347
(p) Telephone expenses		**67,588,067**		66,499,798
(q) Books & Periodicals		**6,930,335**		5,971,933
(r) Miscellaneous Expenses		**137,489,647**		48,571,427
(s) Bad Debts Written off		**82,463,013**		30,604,270
(t) Provision for Bad Debts		**7,892,108**		4,620,050
(u) Donations		**4,046,763**		5,895,769
(v) Repairs & Maintenance				
i) Buildings	**125,944,484**		101,492,680	
ii) Equipments	**199,756,575**		154,697,160	
iii) Vehicles	**18,231,418**		18,061,137	
iv) Office maintenance & others	**106,820,567**	**450,753,044**	92,247,625	366,498,602
(w) Royalty paid		**1,562,609**		1,422,803
(x) Outsourcing expenses		**306,491,110**		182,415,369
(y) Loss on sale of assets		**20,086,949**		2,131,679
(z) Loss on sale of current investment		**433,091**		4,124,625
Total		**2,633,370,924**		**2,065,738,372**
SCHEDULE V				
Financial Expenses				
(a) Interest on				
i) Fixed Loans	**305,277,186**		149,582,069	
ii) Fixed Deposits	**29,790,941**		12,922,272	
		335,068,127		162,504,341
(b) Bank charges		**25,096,297**		28,433,732
(c) Brokerage & commission		**2,257,446**		1,134,926
(d) Foreign Exchange Loss		**15,049,826**		31,087,438
Total		**377,471,696**		223,160,437

Notes Forming Part of Accounts

SCHEDULE (J)

ACCOUNTING POLICIES & NOTES FORMING PART OF ACCOUNTS

1. SIGNIFICANT ACCOUNTING POLICIES

A. **Basis of Preparation of Financial Statements**

The financial statements are prepared under the historical cost convention under accrual method of accounting and as a going concern, in accordance with the Generally Accepted Accounting Principles (GAAP) prevalent in India and the Mandatory Accounting Standards issued by the Institute of Chartered Accountants of India (ICAI) and according to the provisions of the Companies Act, 1956.

B. **Inventories**

1. The inventories of all medicines, medicare items traded and dealt with by the Company are valued at cost. In the absence of any further estimated costs of completion and estimated costs necessary to make the sale, the Net Realisable Value is not applicable. Cost of these inventories comprises of all costs of purchase and other costs incurred in bringing the inventories to their present location after adjusting for VAT wherever applicable, applying the FIFO method.

2. Stock of provisions, stores (including lab materials and other consumables), stationeries and housekeeping items are stated at cost. The net realisable value is not applicable in the absence of any further modification/ alteration before being consumed in-house only. Cost of these inventories comprises of all costs of purchase and other costs incurred in bringing the inventories to their present location, after adjusting for VAT wherever applicable applying the FIFO method.

3. Surgical instruments, linen, crockery and cutlery are valued at cost and are subject to 1/3 write off wherever applicable applying the FIFO method. The net realisable value is not applicable in the absence of any further modification/alteration before being consumed in-house. Cost of these inventories comprises of all costs of purchase and other costs incurred in bringing the inventories to their present location.

4. Imported inventories are accounted for at the applicable exchange rates prevailing on the date of transaction. (Also refer Note 10 in the Notes forming part of Accounts).

C. **Prior Period Items and Extraordinary Items**

Prior period items and extraordinary items are separately classified, identified and dealt with as required under Accounting Standard 5 on 'Net Profit or Loss for the Period, Prior Period Items and Changes in Accounting Policies' issued by the Institute of Chartered Accountants of India.

D. **Depreciation and Amortisation**

i. Depreciation has been provided

   a. On assets installed after 1st April, 1987 on straight line method at rates specified in Schedule XIV of the Companies Act, 1956 on a single shift basis.

   b. On assets installed prior to 2nd April 1987 on straight-line method at the rates equivalent to the Income Tax rates.

ii. Depreciation on new assets acquired during the year is provided at the rates applicable from the date of acquisition to the end of the financial year.

iii. In respect of the assets sold during the year, depreciation is provided from the beginning of the year till the date of their disposal.

iv. Individual assets acquired for Rs.5,000/- and below are fully depreciated in the year of acquisition.

v. Amortization

   a. The cost/premium of land and building taken on lease by the company from Orient Hospital, Madurai will be amortised over a period of 30 years though the lease is for a period of 60 years.

The Company has entered into a lease agreement for a period of 9 years with an option to extend the lease by another 16 years. The depreciation on the leasehold building is charged on a straight line basis with the lease period being considered as 25 years. This is in conformity with the definition of lease term as per Clause 3 of AS 19 'Leases' issued by the Institute of Chartered Accountants of India.

b. Unrealised amounts on project development and pre-operative project expenses incurred at Bilaspur Hospital amounting to Rs. 56,622,740/- are included in advances and deposits account. The above expenses incurred on project will be amortised over the balance lease period of 10 years. The balance yet to be amortised as on 31.03.2010 is Rs. 31,457,082/- (Rs. 34,602,786/-).

c. A lease rental on operating leases is recognised as an expense in the Profit & Loss Account on straight-line basis as per the terms of the agreement in accordance with Accounting Standard 19 'Leases' issued by the Institute of Chartered Accountants of India.

E. Revenue Recognition

Income from Healthcare Services is recognised on completed service contract method. The hospital collections of the company are net of discounts of Rs. 59,991,432/- (Rs. 20,519,381/-). Revenue also includes the value of services rendered pending billing in respect of in-patients undergoing treatment as on 31st March 2010.

a. Pharmacy Sales are stated net of returns, discounts and exclusive of VAT wherever applicable.

b. Hospital Project Consultancy income is recognised as and when it becomes due, on percentage completion method, on achievement of milestones.

c. Income from Treasury Operations is recognised on receipt or accrual basis whichever is earlier.

d. Interest income is recognised on a time proportion basis taking into account the amount outstanding and the rate applicable.

e. Royalty income is recognised on an accrual basis in accordance with the terms of the relevant agreement.

f. Dividend income is recognised as and when the owner's right to receive payment is established.

F. Fixed Assets

a. All Fixed Assets are stated at their original cost of acquisition less accumulated depreciation and impairment losses are recognised where necessary (Also refer Clause N in the Notes forming part of Accounts). Additional cost relating to the acquisition and installation of fixed assets are capitalised. Wherever VAT is eligible for input availment, fixed assets are stated at cost of acquisition after deduction of input VAT.

b. Capital work - in - progress comprises of outstanding advances paid to acquire fixed assets and amounts expended on development/acquisition of Fixed Assets that are not yet ready for their intended use at the Balance Sheet Date. Expenditure during construction period incurred on projects under implementation is treated as pre-operative expenses, pending allocation to the assets and is included under Capital work- in -progress.

c. Assets acquired under Hire Purchase agreements are capitalised to the extent of principal value, while finance charges are charged to revenue on accrual basis.

d. Interest on borrowings for acquisition of fixed assets and related revenue expenditure incurred for the period prior to the commencement of operations for the expansion activities of the company are capitalised.

G. Transactions in Foreign Currencies

a. Monetary items relating to foreign currency transactions remaining unsettled at the end of the year are translated at the exchange rates prevailing at the date of Balance Sheet. The difference in translation of monetary items and the realised gains and losses on foreign exchange transactions are recognised in the Profit & Loss Account in accordance with Accounting Standard 11 - 'Accounting for the Effects of Changes in Foreign Exchange Rates (Revised 2003)', issued by the Institute of Chartered Accountants of India. (Also refer Note 10 in the Notes forming part of Accounts).

b. Exchange differences arising on settlement or restatement of foreign currency denominated liabilities relating to the acquisition of fixed assets, which is in accordance with Accounting Standard 11 "The effects of changes in foreign exchange rates", are recognised in the Profit and Loss Account. (Also refer Note 10 in the Notes Forming part of Accounts).

c. The use of foreign currency forward contract is governed by the company's policies approved by the Board of Directors. These hedging contracts are not for speculation. All outstanding derivative instruments at close are marked to market by type of risk and the resultant losses relating to the year, if any, are recognised in the Profit and Loss Account; (Also refer Note 21 in the Notes Forming part of Accounts).

H. Investments

Investments are classified as current or long term in accordance with Accounting Standard 13 on 'Accounting for Investments'

a. Long-term investments are stated at cost to the Company in accordance with Accounting Standard 13 on 'Accounting for Investments'. The Company provides for diminution in the value of long-term investments other than those temporary in nature.

b. Current investments are valued at lower of cost and fair value. Any reduction to carrying amount and any reversals of such reductions are charged or credited to the profit and loss account.

c. In case of foreign investments,

   i. The cost is the rupee value of the foreign currency on the date of investment.

   ii. The face value of the foreign investments is shown at the face value reflected in the foreign currency of that country.

I. Employee Benefits

Short-term employee benefits (benefits which are payable within twelve months after the end of the period in which the employees render service) are measured at cost.

Long-term employee benefits (benefits which are payable after the end of twelve months from the end of the period in which employees render service), and post employment benefits (benefits which are payable after completion of employment), are measured on a discounted basis by the Projected Unit Credit Method, on the basis of annual third party actuarial valuations.

In terms of the opinion of the Expert Advisory Committee of the ICAI, the Company provides for liability accruing on account of deferred entitlement towards LTC in the year in which the employees concerned render their services.

Defined Contribution Plan

The Company makes contribution towards Provident Fund and Employees State Insurance as a defined contribution retirement benefit fund for qualifying employees.

The Provident Fund Plan is operated by the Regional Provident Fund Commissioner. Under the scheme, the company is required to contribute a specified percentage of payroll cost, as per the statute, to the retirement benefit schemes to fund the benefits. Employees State Insurance dues are remitted to the Employees State Insurance Corporation.

Defined Benefit Plans

For Defined Benefit Plan the cost of providing benefits is determined using the Projected Unit Credit Method with actuarial valuation being carried out at each Balance Sheet date. Actuarial Gains or Losses are recognised in full in the Profit and Loss Account for the period in which they occur.

a. Gratuity

The Company makes annual contributions to the Employees' Group Gratuity-cum-Life Assurance Scheme of the ICICI and Life Insurance Corporation of India for funding defined benefit plans for qualifying employees and recognised as an expense. The Scheme provides for lump sum payment to vested employees at retirement / death while in employment or on termination of employment of an amount equivalent to 15 days salary payable for each completed year of service, or part thereof in excess of six months. Vesting occurs upon completion of five years of service. The Company restricts the payment of gratuity to the class of employees of below the rank of General Managers to the limits specified in the payment of Gratuity Act, 1972. However the company complies with the norms of Accounting Standard 15.

b. Leave Encashment Benefits

The Company pays leave encashment benefits to employees as and when claimed, subject to the policies of the Company. The Company provides leave benefits through Annual Contribution to the fund managed by HDFC Life.

J. Borrowing Cost

Borrowing costs that are attributable to the acquisition or construction of qualifying assets are capitalised as part of the cost of such asset. As per Accounting Standard 16 'Borrowing costs', a qualifying asset is one that takes necessarily substantial period of time to get ready for its intended use. All other borrowing costs are expensed as and when incurred.

K. Segment Reporting

Identification of Segments

The company has complied with Accounting Standard 17- 'Segment Reporting' with Business as the primary segment.

The company operates in a single geographical segment, which is India, and the products sold in the pharmacies, are regulated under the Drug Control Act, which applies uniformly all over the country. The risk and returns of the enterprise are very similar in different geographical areas within the country and hence there is no reportable secondary segment as defined in Accounting Standard 17.

Segment Policies

The accounting policies adopted for segment reporting are in line with the accounting policies adopted in consolidated financial statements with the following additional policies for Segment Reporting:

i. Revenue and expenses have been identified to segments on the basis of their relationship to the operating activities of the segment. Revenue and expenses, which relate to the enterprise as a whole and are not allocable to segments on a reasonable basis, have been included under "unallocable expenses".

ii. Inter segment revenue and expenses are eliminated.

The Company has disclosed this Segment Reporting in Consolidated Financial Statements as per para (4) of Accounting Standard - 17- 'Segment Reporting'

L. Earnings per Share

In determining the earnings per share, the Company considers the net profit after tax before extraordinary item and after extraordinary items and includes post - tax effect of any extraordinary items. The number of shares used in computing the earnings per share is the weighted average number of shares outstanding during the period. For computing diluted earnings per share, potential equity is added to the above weighted average number of shares.

M. Taxation

i. Income Tax

Income tax is computed using the tax effect accounting method, where taxes are accrued in the same period as and when the related revenue and expense arise. A provision is made for Income Tax annually based on the tax liability computed after considering tax allowances and exemptions.

ii. Deferred Tax

The differences that result between the profit calculated for income tax purposes and the profit as per the financial statements are identified and thereafter deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and get reversed in another, based on the tax effect of the aggregate amount being considered. Deferred tax asset are not recognized unless there is virtual certainty that sufficient future taxable income will be available against which such deferred tax asset can be realized. The tax effect is calculated on the accumulated timing differences at the beginning of this accounting year based on the prevailing enacted or substantially enacted regulations.

iii. Fringe Benefit Tax

Fringe Benefit Tax is provided in respect of benefits, defined under Section 115WB of the Income Tax Act 1961, provided to the employees during this year at the prescribed rates. The Advance Tax paid in respect of Fringe Benefit Tax for the Assessment Year 2010-11 has been treated as Advance Tax paid for the assessment year 2010-11 vide Circular No. 2/2010 dated January 29, 2010 due to the abolition of Fringe Benefit Tax with effect from the Assessment year 2010-11.

N. Impairment

The carrying amounts of assets are reviewed at each balance sheet date to ascertain if there is any indication of impairment based on internal/ external factors. An asset is treated as impaired based on the cash generating concept at the year end, when the carrying cost of assets exceeds its recoverable value, in terms of Para 5 to Para 13 of AS-28 'Impairment of Assets' issued by the Institute of Chartered Accountants of India, for the purpose of arriving at impairment loss thereon, if any. An impairment loss is charged to the profit and loss account in the year in which an asset is identified as impaired. The impairment loss recognized in prior accounting periods is reversed if there has been a change in the estimate of the recoverable amount.

O. Bad Debts Policy

The Board of Directors approves the Bad Debt Policy, on the recommendation of the Audit Committee, after the review of debtors every year. The standard policy for write off of bad debts is as given below subject to management inputs on the collectability of the same,

Period	% of write off
0-1 year	0%
1-2 years	25%
2-3 years	50%
Over 3 years	100%

P. Miscellaneous Expenditure

Preliminary, Public Issue, Rights Issue Expenses and Expenses on Private Placement of shares are amortised over 10 years.

Q. Intangible Assets

Intangible assets are initially recognised at cost and amortised over the best estimate of their useful life. Cost of software including directly attributable cost, if any, acquired for internal use, is allocated / amortised over a period of 36 months.

R. Provisions, Contingent Liabilities and Contingent Assets

A provision is recognised when the company has a present obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Contingent liabilities are not provided for unless a reliable estimate of probable outflow to the company exists as at the Balance Sheet date. Contingent assets are neither recognised nor disclosed in the financial statements.

2. RELATED PARTY DISCLOSURES

A. List of Related Parties and their relationships with the Company

Sl No	Name of related parties	Nature of relationship
1	Unique Home Health Care Limited	Subsidiary Companies (control exists)
2	AB Medical Centres Limited	
3	Samudra Healthcare Enterprises Limited	
4	Apollo Hospital (UK) Limited	
5	Apollo Health and Lifestyle Limited	
6	Imperial Hospital and Research Centre Limited	
7	Pinakini Hospitals Limited	
8	Apollo Cosmetic Surgical Centre Private Limited	
9	ISIS Healthcare India Private Limited	
10	Mera Healthcare Private Limited	
11	Apollo Hospitals International Limited	Joint Venture
12	Apollo Gleneagles Hospitals Limited	
13	Apollo Gleneagles PET-CT Private Limited	
14	Western Hospitals Corporation Pvt. Limited	
15	Apollo Munich Health Insurance Company Limited	
16	Apollo Lavasa Health Corporation Limited	
17	Quintiles Phase One Clinical Trials India Private Limited	
18	Family Health Plan Limited	Associates
19	Apollo Health Street Limited	
20	British American Hospitals Enterprises Limited	
21	Indraprastha Medical Corporation Limited	
22	Stemcyte India Therapautics Private Limited	
23	Dr. Prathap C Reddy	Key Management Personnel
24	Smt. Preetha Reddy	
25	Smt. Suneeta Reddy	
26	Smt. Sangita Reddy	
27	Smt. Shobana Kamineni	
28	Shri.P.Obul Reddy	

29	PCR Investments Limited	
30	Indian Hospitals Corporation Limited	
31	Alliance Medicorp (India) Limited	
32	Apollo Sindoori Hotels Limited	
33	PPN Power Generating Company Private Limited	
34	Health Super Hiway Private Limited	
35	Faber Sindoori Management Services Private Limited	
36	Ashok Birla Apollo Hospitals Private Limited	
37	Apollo Mumbai Hospital Limited	
38	Lifetime Weellness Rx International Limited	
39	Apollo Clinical Excellence Solutions Limited	
40	PPN Holding Private Limited	
41	Preetha Investments Private Limited	
42	PPN Power Generation (Unit II) Private Limited	
43	PDR Investments Private Limited	
44	TRAC India Private Limited	Enterprises over which Key Management Personnel are able to exercise significant influence
45	PPN Holdings (Alfa) Private Limited	
46	Aircel Limited	
47	Aircel Cellular Limited	
48	Dishnet Wireless Limited	
49	Apollo Infrastructure Project Finance Company Limited	
50	Vasumathi Spinning Mills Limited	
51	Kalpatharu Infrastructure Development Company Private Limited	
52	Sindya Aqua Minerals Private Limited	
53	Prescient Consulting India Private Limited	
54	FSM Labs Services Private Limited	
55	Sindya Securities & Investments Company Private Limited	
56	Deccan Digital Networks Private Limited	
57	Kalpatharu Enterprises Private Limited	
58	Marakkanam Port Company Private Limited	
59	Sindya Builders Private Limited	
60	Tharani Energy India Private Limited	
61	Sindya Properties Private Limited	

62	KAR Auto Private Limited	Enterprises over which Key Management Personnel are able to exercise significant influence
63	Nippo Batteries Company Limited	
64	Panasonic Carbon India Company Limited	
65	Panasonic Home Appliances India Company Limited	
66	Zodiac Travels Private Limited	
67	M/s. Apex Agencies	
68	Obul Reddy Investments Private Limited	
69	Sindya Infrastructure Development Company Private Limited	
70	Apollo Infrastructure Development Company Private Limited	
71	Keesara Plastics Private Limited	
72	Safe Corrugated Containers Private Limited	
73	Associated Electrical Agencies	
74	P. Obul Reddy & Sons	
75	Apex builders	
76	Apex Construction	
77	Kalpatharu Enterprises	
78	Kei Energy Private Limited	
79	Kamineni Builders Private Limited	
80	Primetime Recreations Private Limited	
81	Kiddy Concepts Private Limited	
82	Kei Vita Private Limited	
83	Kei Rajamahendri Resorts Private Limited	
84	KEI-RSOS Petroleum and Energy Private Limited	
85	KEI-RSOS Shipping Private Limited	
86	Peninsular Tankers Private Limited	
87	Kei Health Highway Private Limited	
88	TRAC Eco & Safari Park Private Limited	
89	Keimed Limited	
90	Medvasity Online Limited	
91	Spectra Clinical Laboratory	
92	Kamineni Builders	

(Amt. in Rs.)

Sl No	Name of related parties	Nature of Transaction	31.03.2010	31.03.2009
1	Unique Home Health Care Limited	a) Investment in Equity	**297,400,000**	297,400,000
		b) Advance given	**53,835**	84,391,934
		c) Cumulative deposit accepted	**10,000,000**	-
		d) Payables as at year end	**256,600**	62,424
		e) Interest payable	**20,466**	36,607
2	AB Medical Centers Limited	a) Investment in Equity	**21,799,899**	21,799,899
		b) Advance given	**1,465,555**	6,840,715
		c) Payables as at year end	**5,381,160**	-
		d) Lease Rentals paid	**7,200,000**	7,200,000
3	Samudra Healthcare Enterprises Limited	a) Investment in Equity	**101,100,000**	101,100,000
		b) Advance for Investment	**149,500,001**	149,500,000
		c) Advance given	**14,720,545**	15,791,895
		d) Reimbursement on account of Salaries	**1,348,006**	1,244,846
		e) Commission on Turnover	**1,368,234**	1,086,338
		f) Investigation Income	**398,857**	-
		g) Hospital Services	**-**	687,205
4	Apollo Hospital (UK) Limited	a) Investment in Equity	**390,000**	390,000
		b) Advance Given	**319,905**	-
5	Apollo Health and Lifestyle Limited	a) Investment in Equity	**64,517,229**	64,517,229
		b) Receivables at year end	**965,652**	11,719,321
		c) Payables as at year end	**1,944,988**	-
		d) Rent received	**866,987**	501,750
		e) Reimbursement of Expenses	**574,326**	4,499,555
		f) Fees	**1,589,983**	559,225
		g) Advance given	**-**	12,366,987
6	Imperial Hospital and Research Centre Limited	a) Investment in Equity	**351,710,000**	351,710,000
		b) Loan given	**214,000,000**	194,000,000
		c) Interest receivable	**-**	15,298,234
		d) Advance given	**35,994,977**	13,228,344
		e) Receivables as at year end	**135,809,828**	162,543,456
		f) Investigation Income	**29,820**	-
		g) Hospital Services	**-**	42,910
		h) Reimbursement of Expenses	**12,683,647**	10,827,984
		i) OMA Fees	**52,720,868**	33,552,684

(Amt. in Rs.)

7	Pinakini Hospitals Limited	a) Investment in Equity	**13,959,511**	13,959,511
		b) Advance for Investment	**57,902,722**	57,398,347
		c) Advance given	**9,656,546**	-
		d) Transactions during the year	**-**	55,397,898
8	Apollo Cosmetic Surgical Centre Private Limited	a) Investment in Equity	**15,000,000**	-
9	ISIS Healthcare India Private Limited	a) Advance for Investment	**50,000,000**	-
10	Apollo Hospitals International Limited	a) Investment in Equity	**214,537,150**	2,117,170
		b) Investment in Preference Shares	**110,400,000**	-
		c) Corporate Guarantees executed	**207,500,000**	207,500,000
		d) Receivables as at year end	**9,280,741**	944,488
		e) Payables as at year end	**-**	1,240,128
11	Apollo Gleneagles Hospitals Limited	a) Investment in Equity	**393,121,930**	293,121,930
		b) Advance given	**42,647,586**	37,972,674
		c) Receivables as at year end	**54,959,359**	44,257,975
		d) Commission on Turnover	**59,095,778**	45,266,341
		e) Reimbursement of Expenses	**662,742**	571,923
		f) Fees	**19,401,048**	22,423,448
		g) Rent and Electricity Charges	**150,000**	-
		h) Payables as at year end	**-**	47,831
12	Apollo Gleneagles PET-CT Private Limited	a) Investment in Equity	**85,000,000**	85,000,000
		b) Advance given	**965,151**	2,920,636
		c) Receivables as at year end	**349,250**	1,393,384
		d) Payables as at year end	**2,640,155**	1,473,211
		e) Rent received	**2,038,241**	2,085,828
		f) Salaries	**960,626**	805,850
		g) Fees	**1,110,560**	-
		h) Reimbursement of Expenses	**3,835**	-
		i) Deposits refundable	**26,927,577**	28,344,818
13	Western Hospitals Corporation Pvt. Limited	a) Investment in Equity	**72,000,000**	72,000,000
		b) Receivables as at year end	**-**	3,165,693
		c) Reimbursement of Expenses	**-**	25,179,301
		d) Advance Received	**5,000,000**	-
14	Apollo Munich Health Insurance Company Limited	a) Investment in Equity	**216,000,000**	216,000,000
		b) Receivables as at year end	**-**	7,500
		c) Payables as at year end	**26,363**	-

(Amt. in Rs.)

15	Apollo Lavasa Health Corporation Limited	a) Investment in Equity	**50,000,000**	-
		b) Advance for Investment	**60,000,000**	-
		c) Reimbursement of Expenses	**3,802,647**	-
16	Quintiles Phase One Clinical Trials India Private Limited	a) Investment in Equity	**40,800,000**	-
17	Family Health Plan Limited	a) Investment in Equity	**4,900,000**	4,900,000
		b) Receivables as at year end	**1,462,299**	1,031,065
		c) Transaction during the year	**4,129,704**	-
		d) Reimbursement of Expenses	**3,165,693**	-
18	Apollo Health Street Limited	a) Investment in Equity	**1,231,854,880**	1,231,854,880
		b) Investment in Debenture	**589,236,000**	-
		c) Advance given	**-**	7,911,408
		d) Rent received	**18,720,129**	21,266,232
		e) Receivables as at year end	**5,243,066**	-
		f) Interest Receivable	**-**	2,245,512
19	British American Hospitals Enterprises Limited	a) Investment in Equity	**203,823,163**	203,823,163
		b) Receivables as at year end	**-**	45,264,668
		c) Fees received	**76,518,075**	45,602,090
		d) Reimbursement of Expenses	**31,253,407**	5,050,920
20	Indraprastha Medical Corporation Limited	a) Investment in Equity	**347,219,145**	246,067,591
		b) Receivables as at year end	**88,090,185**	30,255,147
		c) Dividend Received	**20,658,759**	-
		d) Commission on Turnover	**30,844,043**	27,546,201
		e) Payable as at year end	**3,648,064**	-
		f) Transaction during the year	**4,709**	-
		g) License Fees	**9,480,000**	-
21	Stemcyte India Therapautics Private Limited	a) Investment in Equity	**50,000,000**	-
22	Dr. Prathap.C.Reddy	a) Remuneration paid	**109,443,120**	86,214,617
23	Smt. Preetha Reddy.	a) Remuneration paid	**43,777,248**	34,485,847
24	Smt. Suneeta Reddy.	a) Remuneration paid	**27,360,780**	21,553,654
25	Smt. Sangita Reddy.	a) Remuneration paid	**10,944,312**	8,621,462
26	Smt. Shobana Kamineni	a) Remuneration paid	**1,824,052**	-
27	Alliance Medicorp (India) Limited	a) Advance for Investment	**50,000,000**	10,000,000

(Amt. in Rs.)

28	Apollo Sindoori Hotels Limited	a) Payables as at year end	**11,201,491**	477,673
		b) Transactions during the year	**129,293,917**	101,371,887
29	Health Super Hiway Private Limited	a) Advance for Investment	**28,430,774**	26,979,963
		b) Receivables as at year end	**1,756,695**	-
		c) Payables as at year end	**830,774**	-
30	Faber Sindoori Management Services Private Limited	a) Payables as at year end	**12,188,134**	-
		b) Transactions during the year	**91,629,567**	-
31	Lifetime Wellness Rx International Limited	a) Payables as at year end	**416,600**	114,730
		b) Transactions during the year	**1,826,324**	-
32	Panasonic Home Appliances India Company Limited	a) Receivables as at year end	**90,000**	90,000
33	P. Obul Reddy & Sons	a) Payables as at year end	**308,700**	1,129,898
		b) Transaction during the year	**17,503,038**	18,901,990
		c) Receivables as at year end	**137,016**	53,756
34	Keimed Limited	a) Receivables as at year end	**794,135**	610,190
		b) Payables as at year end	**48,576,309**	79,025,569
		c) Purchases	**1,648,303,925**	1,436,694,782
35	Medvarsity Online Limited	a) Rent received	**778,457**	707,688
36	Nippo Batteries Company Limited	a) Payables as at year end	**611,632**	73,580
		b) Transaction during the year	**1,269,746**	-
37	Apollo Health Resources Limited	a) Receivables as at year end	**11,773,431**	11,773,431
38	Apollo Mumbai Hospital Limited	a) Receivables as at year end	**6,126,352**	4,734,327
		b) Reimbursement of Expenses	**12,980,571**	10,101,769
39	Aircell Cellular Limited	a) Payables as at year end	**202,911**	34,929
		b) Transaction during the year	**2,255,556**	-
40	Dishnet Wireless Limited	a) Payables as at year end	**55,150**	-
		b) Transaction during the year	**162,663**	-

3. **Contingent Liabilities**

a. Claims against the company not acknowledged as debts- Rs. 242,240,183/- (Rs. 267,121,672/-).

b. The Company has to pay a sum of Rs. 1,601,887 by way of Redemption premium to International Finance Corporation, Washington as on March 31, 2010 if the FCCB conversion option is not exercised by IFC. Till this date the company has not received any Conversion request from IFC so the same has not been provided in the books and has been treated as a contingent liability.

c. Demand raised by Deputy Commissioner of Commercial Taxes (Enforcement) for VAT payable on the sale of food and beverages to patients, against which the Company has preferred an appeal with the Joint Commission of Commercial Taxes(Appeals) Mysore is Rs. 1,273,277/- (Rs. 1,273,277/-)

d. The Company filed a Special Leave Petition on 6th May 2008 before the Honourable Supreme Court against the judgement of the Divisional Bench of the Madras High Court dated 10th March 2008 allowing the reopening of the assessment for Assessment Year 2000-01 and disallowing the claim for set off of the unabsorbed depreciation. The Special Leave Petition has been admitted by the Honourable Supreme Court on 15th May 2008. The Assessment Officer completed the assessment and raised a demand of Rs. 136,760,038/- which has since been stayed by the Honourable Supreme Court in its order dated 16th June 2008. Since in our opinion the amount is subjudice, the same has been treated as a contingent liability for the financial year ended 31st March 2010.

e. Estimated amount of contracts remaining to be executed on capital account not provided for on account of the expansion cum diversification programme of the company Rs. 4,391,857,496/- (Rs. 4,986,109,680/-).

f. Export obligation to be fulfilled in the next eight years on availing of concessional excise duty on imports under 5% EPCG Scheme to the extent of eight times the duty saved, amounts to Rs. 905,455,224/- (Rs. 884,188,176/-). The amount of duty saved during the year was Rs. 36,999,059/- (Rs. 65,522,104/-).

g. The estimated customs duty guarantees given by the company in favour of the Assistant Collector of Customs, pending receipt of customs duty exemption certificates amounts to Rs. 99,700,026/- (Rs. 99,700,026/-).

- This is subject to the result of writ petition pending in the Madras High Court with respect to the Chennai Hospital division Rs. 73,709,545/- (Rs. 73,709,545/-).
- Application has been made for duty exemption certificates by the erstwhile Indian Hospitals Corporation Limited (Pharmaceutical division), which is pending with the Government. The estimated customs duty is R.14,825,739/- (Rs.14,825,739/-).
- The Company has executed bonds in favour of the President of India to the extent of Rs. 11,164,742/- (Rs. 11,164,742/-) pending its application for receipt of customs duty exemption certificates from the Government.

h. Letters of credit opened by various banks in favour of foreign suppliers for consumables, spares, medicines and medical equipments amounts to Rs. 135,288,815/- (Rs. 267,407,927/-).

a. Bank Guarantees as on 31.03.2010 Rs. 151,514,600/- (Rs. 36,231,640/-)

b. Corporate Guarantees

Rs. in million

On Behalf of	In Favour of	As at 31.03.2010	As at 31.03.2009
Apollo Hospitals International Limited	IDBI	**50.00**	50.00
	IDFC	**157.50**	157.50
TOTAL		**207.50**	207.50

i. Additional liability for payment of sales tax on work orders pursuant to court proceedings between contractors and the State Governments amounts to Rs. 206,076/- (Rs.206,076/-)

In respect of the claim for sales tax made by the Commercial Tax Department for Rs. 1,013,687/- (Rs. 1,013,687/-) for the various assessment years, the matter is under contest.

4. The Company has pledged its 20,775,197 (20,775,197) shares in Apollo Gleneagles Hospitals Limited as a security for the loan advanced by IDFC and HDFC to Apollo Gleneagles Hospitals Limited.

5. Capital work -in-progress comprises amounts spent on assets under construction and related pre-operative expenses. The amount of interst included in capital work-in-progress is Rs.170.60 million.

* Includes Interest on borrowings capitalised during the year amounts Rs. 198,677,302/- (Rs. 254,643,471/-)

6. **Details of utilization of funds received on preferential allotment of equity shares:**

			Rs. in million
A.	**Funds Received through Preferential Issue**		
	Opening Balance as on 1st April 2009	2400.00	
	Amount received from the Promoter during the year	693.00	
	Total Funds Received		**3093.00**
B.	**Particulars of Utilisation**		
	Investment into New Projects		1091.00
	Investment into equity/debentures of /Loans to group Companies		825.00
	Capital Expenditure & Working Capital		1177.00
	Total Amount Utilised upto 31st March 2010		**3093.00**

7. Details of Secured Loans and Security

a. Indian Bank

Loan from Indian Bank is secured by way of:

Equitable mortgage by deposit of title deeds/ registered mortgage of unencumbered property of the Company at Greams road, Chennai, Teynampet, Chennai and all fixed assets on pari passu basis.

Hypothecation to the bank by way of First Charge of inventory of goods, produce and merchandise, vehicles, plant & machinery, consumer durables which are now in the possession of the company and/or to be purchased out of the bank's loan, book debts, outstanding monies, recoverable claims, bills, contracts, engagements, securities, investments and rights.

Pari passu charge on the fixed assets of the Company existing and future along with Bank of India, Canara Bank and International Finance Corporation, Washington.

b. Bank of India

Loan from Bank of India is secured by way of:

Hypothecation by way of first charge on all tangible movable properties, all tangible movable machineries and plants (both present and future), assets and stocks (both present and future), all the present and future book debts, outstandings, money receivables, claims, bills which are now due and owing or which may at any time during the continuance of this security become due and owing to the Company.

Pari passu charge on the fixed assets of the Company existing and future along with Indian Bank, Canara Bank and International Finance Corporation, Washington.

c. Canara Bank

The loan is secured by way of Pari passu charge on the fixed assets of the Company existing and future along with Indian Bank, Bank of India and International Finance Corporation, Washington.

d. International Finance Corporation (External Commercial Borrowings)

The Company has been sanctioned a sum of 35 million US$ from International Finance Corporation, Washington by way of External Commercial Borrowings (ECB). The Company has withdrawn a sum of 15 million US$ as of March 31, 2010 on the above loan. The ECB loan is secured by way of pari passu first ranking charge on the entire movable plant and machinery and equipment including all the spare parts and all other fixed assets such as furniture, fixtures, fittings, installations, vehicles, office equipment, computers and all other fixed assets owned by the company (excluding immovable property), both present and future belonging or hereafter belonging to or at the disposal of the Company. The Loan is repayable in 15 equal Semi-annual Instalments starting from September 15, 2012.

Pari passu charge in favour of IFC over specified fixed assets of the Company (identified mutually by the Company and IFC), such pari passu charge ensuring at least a cover of 1.25 times the value of the outstanding principal amount of the Loan.

e. Loans and advances/Credit facilities from Banks are secured by hypothecation of inventories and book debts, and a second charge on specific fixed assets of the company.

f. The Company's Fixed Deposit receipts as detailed below are under lien with the bankers for obtaining Letters of credit and Bank Guarantee.

Rs.

Division	As on 31.03.2010	As on 31.03. 2009
Hyderabad Hospital Division	9,439,210	6,540,475
Chennai Hospital Division	15,000,000	15,000,000

8. The Company has issued Foreign Currency Convertible Bonds (FCCBs) to International Finance Corporation, Washington to the value of US $ 15 million on January 28, 2010. These bonds are convertible into equity shares based on the rupee dollar parity exchange rate at any time before the end of final repayment date. The underlying number of Equity shares as on March 31, 2010 is 1,120,740 equity shares based on the exchange rate ($1 = Rs.45.20) and if the option is not exercised, the same shall be repayable in full in two approximately equal semi-annual instalments commencing from the final repayment date by way of redemption of such FCCBs in respect of which IFC has not exercised its Conversion option.

9. As per the requirements of Accounting Standard 15 'Employee Benefits' (Revised 2005) issued by the Institute of Chartered Accountants of India, the contribution to the gratuity is determined using the projected unit credit method with actuarial valuation being carried out at each balance sheet date. Only the additional provision as required is charged to the profit and loss account for the relevant year -Rs. 57,559,179/- (Rs. 500,000/-). (Also refer Clause (I) of Notes Forming part of Accounts.)

Particulars	As at 31.03.2010		As at 31.03.2009	
	Gratuity	Earned Leave	Gratuity	Earned Leave
Assumptions				
Discount Rate	8.00%	8.00%	7.50%	7.50%
Rate of Increase in Salaries	6.00%	8.00%	7.50%	11.00%
	LIC	LIC	LIC	LIC
	1994-96	1994-96	1994-96	1994-96
	Ultimate	Ultimate	Ultimate	Ultimate
Disability	Nil	Nil	Nil	Nil
Attrition	23.00%	23.00%	23.00%	23.00%
Estimated rate of return on plan assets	8.00%	8.00%	7.50%	7.50%
Investment details on plan assets	100% of the plan Assets are invested in debt instruments			

Rs. in million

Particulars	As at 31.03.2010			As at 31.03.2009		
	Gratuity	Earned Leave	Total	Gratuity	Earned Leave	Total
Present Value of Obligation as on 1st April 2009	**165.91**	**121.99**	**287.90**	171.28	125.00	296.28
Interest Cost	**13.18**	**9.62**	**22.80**	12.71	9.24	21.95
Current Service Cost	**18.64**	**9.45**	**28.09**	12.66	12.63	25.29
Benefit Paid	**(2.25)**	**(3.56)**	**(5.81)**	(3.52)	(3.65)	(7.17)
Actuarial (gain) / Loss on obligation	**(45.22)**	**(46.44)**	**(91.66)**	(27.22)	(21.23)	(48.45)
Present Value of Obligation as on 31st March 2010	**150.26**	**91.06**	**241.32**	165.91	121.99	287.90
Defined benefit obligation liability as at the balance sheet is wholly funded by the company						
Change in plan assets						
Fair Value of Plan Assets as on 1st April 2009	**118.29**	**61.12**	**179.41**	116.83	71.45	188.28
Expected return on plan assets	**10.31**	**5.42**	**15.73**	8.82	4.97	13.79
Contributions	**30.00**	**-**	**30.00**	-	-	-
Benefits paid	**(2.25)**	**-**	**(2.25)**	(3.52)	(3.65)	(7.17)
Actuarial gain / (loss)	**(16.85)**	**7.85**	**(9.00)**	(3.84)	(11.65)	(15.49)
Fair Value of Plan Assets as on 31st March 2010	**139.50**	**74.39**	**213.89**	118.29	61.12	179.41
Reconciliation of present value of the obligation and the fair value of the plan assets						
Fair value of the defined benefit	**150.26**	**91.06**	**241.32**	165.91	121.99	287.90
Fair value of plan assets at the end of the year	**(139.50)**	**(74.39)**	**(213.89)**	(118.29)	(61.12)	(179.41)
Liability / (assets)	**10.76**	**16.67**	**27.43**	47.62	60.87	108.49
Unrecognised past service cost	**-**	**-**	**-**	-	-	-
Liability / (assets) recognised in the balance sheet	**10.76**	**16.67**	**27.43**	47.62	60.87	108.49
Gratuity & Leave Encashment cost for the period						
Service Cost	**18.64**	**9.45**	**28.09**	12.66	12.63	25.29
Interest Cost	**13.18**	**9.62**	**22.80**	12.71	9.24	21.95
Expected return on plan assets	**(10.31)**	**(5.42)**	**(15.73)**	(8.82)	(4.97)	(13.79)
Actuarial (gain) / loss	**(28.37)**	**(54.29)**	**(82.66)**	(23.39)	(9.58)	(32.97)
Past Service Cost	**54.45**	**49.99**	**104.44**	-	-	-
Net gratuity cost	**47.59**	**9.35**	**56.94**	(6.84)	7.32	0.48
Investment details of plan assets						
100% of the plan assets are invested in debt instruments						
Actual return on plan assets	**(6.54)**	**13.27**	**6.73**	4.98	(6.68)	(1.70)

i. Expected return on plan assets is based on expectation of the average long term rate of return expected on investments of the fund during the estimated term of the obligations. The Gratuity scheme is invested in Gratuity Pay plan offered by ICICI.

ii. The estimate of future salary increase, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as demand and supply in the employment market.

10. During the year, the Foreign Exchange loss (the difference between the spot rates on the date of the transactions, and the actual rates at which the transactions are settled) amounting to Rs. 15,049,826/- (31,087,438/) and the Foreign Exchange gain arising out of the restatement of the monetary items as on the Balance Sheet date is Rs. 22,200,000/-. The above exchange difference have been adjusted to the Profit and Loss Account, which is in conformity to the Accounting Standard 11 on 'Accounting for the effects of changes in Foreign Exchange rates' issued by the Institute of Chartered Accountants of India.

11. Leases

In respect of Non- cancellable Operating Leases

Lease payments recognised in the Profit & Loss Account is Rs. 703,407,192/- (Rs. 571,420,839/-)

Minimum Lease Payments	31.03.2010 (Rs.)	31.03.2009 (Rs.)
Not later than one year	**291,140,665**	284,438,230
Later than one year and not later than five years	**669,279,557**	764,916,926
Later than five years	**7,157,506,723**	1,484,697,002

Lease agreements are renewable for further period or periods on terms and conditions mutually agreed between the lessor and AHEL.

Variations/Escalation clauses in lease rentals are made as per mutually agreed terms and conditions by the lessor and AHEL.

12. The 1,549,157 Share warrants issued to Dr. Prathap C Reddy on 19th October 2007 was converted into 1,549,157 equity shares of Rs.10/-each fully paid up at a price of Rs. 497.69 per equity share including premium of Rs.487.69 per equity share on 18th April 2009.

13. The Company had issued 9,000,000 Global Depository Receipts during the year 2005-06. Total GDR's converted into underlying equity shares during the year is 24,800 (2008-09: 173,510) and the total GDR's converted upto 31st March 2010 is 4,337,000 (2008-09: 4,312,200).

14. During the year 2002-03, on a review of fixed assets, certain selected medical equipment were identified and impaired. For the current year, on a review as required by Accounting Standard 28 ' Impairment of Assets', the management is of the opinion that no impairment loss or reversal of impairment loss is required, as conditions of impairment do not exist.

15. Earnings in Foreign Exchange

Particulars	31.03.2010	31.03.2009
	Amount (Rs.)	Amount (Rs.)
Hospital Fees	**50,928,564**	58,201,061
Project Consultancy Services	**124,352,670**	134,736,152
Software Consultancy - Others	**4,672,501**	-
Pharmacy Sales*	**491,554**	219,787

* Pharmacy sales are sales made within India to inpatients that have paid in foreign currency.

16. Directors travelling included in travelling and conveyance amounts to Rs. 5,827,561/- (Rs. 7,552,119/-).

17. **Unclaimed Dividend**

Year	Amount in Rs.
2002-03	1,385,330
2003-04	1,684,223
2004-05	1,865,468
2005-06	2,173,462
2006-07 (*)	1,676,650
2006-07	1,095,716
2007-08	2,946,264
2008-09	3,533,795
Total	**16,360,908**

(*) Interim Dividend

During the year, the amount transferred to Investors Education and Protection Fund of the Central Government as per the provisions of Section 205A and 205C of the Companies Act, 1956 is Rs. 1,231,097/- (Rs. 1,668,843/-) in aggregate which comprises of Rs. 1,122,139/- (Rs. 1,386,843/) as unclaimed dividend and Rs. 133,958/- (Rs. 282,000/-) as unclaimed deposit.

18. Additional net deferred tax liability of Rs. 124,894,914/- (Rs. 36,863,326/-) for the period has been recognized in the Profit & Loss account.

Particulars	Deferred Tax Liability as at 31.03.2009	Current year charge /(credit)	Deferred Tax Liability as at 31.03.2010
	(Rs.)	(Rs.)	(Rs.)
Deferred Tax Liability on account of Depreciation	571,037,943	**126,064,409**	**697,102,352**
Deferred Tax Liability on account of Deferred Revenue Expenditure (also refer clause 1 (D) (v) (b) of Schedule J)	55,522,173	**(1,169,495)**	**54,352,678**
Total	**626,560,116**	**124,894,914**	**751,455,030**

The company adjusts the amount of deferred tax liability carried forward by applying the tax rate that has been enacted or substantively enacted at the date of the Balance Sheet on accumulated timing differences. Such adjustment has not been effected this year since the tax rates have not changed for the fiscal year 2010.

The effects on such Deferred Tax Liability, if any, arising out of assessments completed but under contest under various stages will be made on the appeals being decided.

19. (a) The jointly controlled entities considered in the Consolidated Financial Statements are

Name of the Company	Country of Incorporation	Proportion of ownership Interest (%)	Proportion of ownership Interest (%)
		31.03.2010	31.03.2009
Apollo Hospitals International Limited	India	**50***	50*
Apollo Gleneagles Hospital Limited	India	**50**	50
Apollo Gleneagles PET CT Private Limited	India	**50**	50
Apollo Munich Health Insurance Company Limited	India	**16.71**	20.12
Western Hospitals Corporation Private Limited	India	**40**	40
Quintiles Phase One Clinical Trials India Private Limited	India	**40**	-
Apollo Lavasa Health Corporation Limited	India	**6.77**	-

*-Inclusive of 42.09% (49.48%) shares held by Unique Home Health Care Limited, a 100% subsidiary of Apollo Hospitals Enterprise Limited.

(b) The groups interests in the joint venture accounted for using proportionate consolidation in the Consolidated Financial Statements are:

I	ASSETS	As at 31.03.2010 (Rs.)	As at 31.03.2009 (Rs.)
	1. Net Fixed Assets	**1,576,387,333**	1,597,262,724
	2. Capital Work-in-Progress	**294,202,496**	72,934,481
	3. Investments	**296,163,792**	208,714,659
	4. Current Assets, Loans and Advances		
	a) Inventories	**26,011,409**	24,294,880
	b) Sundry Debtors	**135,534,675**	101,918,513
	c) Cash and Bank Balances	**155,856,061**	183,330,234
	d) Loans and Advances	**119,657,785**	84,122,705
	5. Deferred Tax Asset	**99,344,396**	101,175,521
II	**LIABILITIES**		
	1. Secured Loans	**1,073,764,617**	1,091,053,432
	2. Unsecured Loans	**169,405,114**	162,320,836
	3. Current Liabilities and Provisions		
	a) Liabilities	**518,372,829**	421,262,053
	b) Provisions	**7,066,295**	6,335,139
III	**INCOME**	**For the year ended 31.03.2010 (Rs.)**	**For the year ended 31.03.2009 (Rs.)**
	1. Income from healthcare services	**1,058,156,717**	831,326,840
	2. Other Income	**29,880,069**	18,961,558
IV	**EXPENSE**		
	1. Operating Expenses	**345,001,584**	298,016,734
	2. Payment and provisions to employees	**207,329,710**	175,060,657
	3. Administrative and other expense	**453,199,143**	326,653,977
	4. Financial expense	**117,323,295**	136,327,444
	5. Depreciation / Amortisation	**118,724,277**	110,903,651
	6. Profit Before Taxation	**(153,541,223)**	(196,674,065)
	7. Provision for Taxation (Including Deferred Tax Liability and Fringe Benefit Tax)	**2,660,972**	2,094,338
	8. Deferred Tax Asset	**-**	1,549,899
	9. Proft after taxation before minority interests	**(156,202,195)**	(197,218,504)
	10. Minority interests	**-**	-
	11. Net Profit	**(156,202,195)**	(197,218,504)
V	**OTHER MATTERS**	**As at 31.03.2010 (Rs.)**	**As at 31.03.2009 (Rs.)**
	1. Contingent Liabilities	**153,672,720**	118,091,560
	2. Capital Commitments	**84,560,668**	48,026,000

20. International Finance Corporation has granted a loan US$ 35 million during the year. During the year the company has drawn a sum of 15 million US$ of the sanctioned amount of 35 million US$ and the company had entered into a forward contract with HDFC Bank for draw down and hedged the loan for interest rate and foreign currency fluctuation risk. The tenure of this derivative contract matches with the tenure of the loan outstanding as of March 31, 2010.

21. Gain/loss on forward contract during the year ended 31st March 2010 accounted for in the Profit and Loss Account is Rs. 31,350,000/- (Nil).

22. **Sundry Debtors, Loans and Advances**

    i. Confirmations of balances from Debtors, Creditors and for Deposits are yet to be received in a few cases though the company has sent letters of confirmation to them. The balances adopted are as appearing in the books of accounts of the Company.

    ii. Sundry Debtors represent the debt outstanding on sale of pharmaceutical products, hospital services and project consultancy fees and is considered good. The company holds no other securities other than the personal security of the debtors.

    iii. Sundry Debtors and Loans and Advances shown under the head Current Assets includes the amounts due from concerns which are under the same management or in which some of the Directors are interested as Directors, which amounts to Rs. 629,493,062/- (Rs. 449,633,277/-).

    iv. Accrued patient collections constitute Rs. 123,855,977/- (Rs. 85,110,193/-) of Sundry Debtors.

Loans and advances due from Subsidiaries, Joint Ventures and Associate are as follows **Rs.**

COMPANY	2009-10		2008-09	
	As on 31.03.2010	Maximum Out standing during 2009-10	As on 31.03.2009	Maximum Outstanding during 2008-09
Subsidiaries				
Unique Home Health Care Limited	**53,835**	**84,443,805**	84,391,934	84,619,394
AB Medical Centres Limited	**1,465,555**	**1,465,555**	6,840,715	9,542,994
Samudra Healthcare Enterprises Limited	**14,720,545**	**248,576**	15,791,895	19,057,095
Apollo Hospitals (UK) Limited	**319,905**	**319,905**	-	-
Apollo Health and Lifestyle Limited	**965,652**	**965,652**	12,366,987	12,366,987
Imperial Hospital and Research Centre Limited	**249,994,977**	**252,514,264**	207,228,344	208,174,679
Pinakini Hospitals Limited	**9,656,546**	**9,656,546**	-	-
Joint Ventures				
Apollo Hospitals International Limited	**-**	**7,623,200**	-	-
Apollo Gleneagles Hospitals Limited	**42,647,586**	**53,622,867**	37,972,674	52,972,674
Apollo Gleneagels PET-CT Private Limited	**965,151**	**3,530,568**	2,920,636	2,920,636
Associates				
Apollo Health Street Limited	**-**	**1,449,315**	-	-
Indraprastha Medical Corporation Limited	**-**	**155,100**	-	-

v. Advances and deposits represent the advances recoverable in cash or in kind or for value to be realised. The amounts of these advances and deposits are considered good for which the company holds no security other than the personal security of the debtors.

23. **Power Generation**

The Electricity charges incurred in respect of main hospital is net of Rs. 7,473,635/- (Rs.8,078,300/-) [units qualified KWH- 1,590,948 (1,615,660)], being the rebate received from TNEB for Wind Electric Generators owned & run by the Company.

24. The company has been exempted by the Ministry of Corporate Affairs, vide Order No: 46/66/2010 - CL-III, from publishing the quantitative particulars as per Para 3(ii)d of Part II of Schedule VI of the Companies Act, 1956 with respect to the total value of turnover, purchases, goods traded, sales, consumption of raw materials etc., for the financial year ended 31.03.2010 and hence the same is not disclosed for this financial year.

25. The Company has been exempted from publishing the financial statements for ten of its subsidiaries which are required to be attached to the company's accounts, under Sec.212(1) of the Companies Act, 1956 for the financial year ended 31.03.2010.

26. Expenditure in Foreign Currency

Particulars	For the year ended 31.03.2010	For the year ended 31.03.2009
a. CIF Value of Imports:	**Rs.**	**Rs.**
Machinery and Equipment	**808,968,673**	864,536,634
Stores and Spares	**17,772,600**	16,638,037
Other Consumables	**10,449,638**	10,894,711
b. Investments	**-**	108,949,100
c. Expenditure		
Travelling Expenses	**15,040,553**	22,075,383
Professional Charges	**5,549,995**	12,983,176
Staff Welfare Expenses	**-**	1,518,880
Transport Charges	**-**	243,180
Project Expenses	**-**	12,384
Rent	**-**	85,620
Business Promotion	**1,965,232**	-
Amount paid in pursuance of Arbitration	**-**	40,188,525
d. Dividends		
Amount remitted during the year in foreign currency on account of dividends excluding the payment of dividends directly to the share holder's Non-resident external bank account.	**3,775,686**	3,890,184
Non-Residents shareholders to whom remittance was made	**224 (Nos)**	237 (Nos)
Shares held by non-resident share-holders on which dividend was paid.	**580,869 (Nos)**	648,364 (Nos)

27. In the process of acquiring Apollo Gleneagles Hospitals Limited (AGHL) in Kolkata, Apollo Hospitals Enterprise Limited had initially invested Rs.30 million (5 million towards equity and Rs.25 million to discharge other liabilities of AGHL, erstwhile Duncan Gleneagles Hospital Limited (DGHL)] to acquire 50.26% holding in DGHL (subsequently reduced to 49%,now increased to 50%). AGHL assigned an unsecured debt of Rs.176 million existing in its books to Apollo Hospitals Enterprise Limited. As a measure of prudence, this amount is not recognized as an advance or investment in the books of Apollo Hospitals Enterprise Limited currently and will be accounted for as and when the amount(s) are received.

28. On review of the operations of setting up the Hospital in Noida, the Company has re-assigned the lease agreement between itself and the lessor to its associate, Indraprastha Medical Corporation Limited by extinguishing its rights and privileges in the original lease deed dated 27.10.2001.

29. Managerial Remuneration

(Amount in Rs.)

PARTICULARS	31.03.2010	31.03.2009
Profit before Tax and Managerial Remuneration	**2,415,241,827**	1,873,262,672
Add: Provision for Bad debts	**7,892,108**	4,620,050
Add: Loss on Sale of Assets and Investments	**20,520,040**	6,256,304
Add: Wealth Tax	**1,247,942**	1,120,996
Less: Profit on Sale of Assets and Investments	**62,690,011**	10,092,109
Divisible Profit to Managerial Remuneration	**2,382,211,906**	1,875,167,913
Remuneration		
Chairman (5% of profits)	**109,443,120**	86,214,617
Managing Director (2% of profits)	**43,777,248**	34,485,847
Executive Director - Finance (1.25% of profit)	**27,360,780**	21,553,654
Executive Director - Operations (0.50% of profits)	**10,944,312**	8,621,462
Executive Director - Special Initiatives (0.50% of profits) (from 01.02.2010 to 31.03.2010)	**1,824,052**	-
Commission to Non Executive Directors	**8,120,548**	5,417,808

30. Earnings per Share

Particulars	31.03.2010	31.03.2009
Profit before extraordinary items attributable to equity shareholders (Amount Rs.) (A1)	**1,519,636,712**	1,207,222,008
Weighted Averaged Equity Shares outstanding during the year (Nos) - (B1)	**61,712,706**	59,628,442
Basic Earnings Per Share before extra-ordinary item - (A1/B1) (Rs.)	**24.62**	20.25
Foreign Currency Convertible Bond issued (C1)* (Nos.)	**1,120,740**	-
Weighted Averaged Equity Shares outstanding for Diluted Earnings Per Share. (Nos) - (D1)	**61,978,302**	61,784,859
Diluted Earnings Per Share before extra-ordinary item - (A1/D1) (Rs.)	**24.52**	19.54
Profit after extraordinary items attributable to equity shareholders (Amount Rs.) (A)	**1,519,636,712**	1,180,693,563
Weighted Averaged Equity Shares outstanding during the year (Nos) - (B)	**61,712,706**	59,628,442
Basic Earnings Per Share after extra-ordinary item - (A/B) (Rs.)	**24.62**	19.80
Foreign Currency Convertible Bond issued (C)* (Nos.)	**1,120,740**	-
Weighted Averaged Equity Shares outstanding for Diluted Earnings Per Share. (Nos) - (D)	**61,978,302**	61,784,859
Diluted Earnings Per Share after extra-ordinary item - (A/D) (Rs.)	**24.52**	19.11

*The Company has issued Foreign Currency Convertible Bonds (FCCBs) to International Financial Corporation (IFC), Washington convertible to equity shares at the option of IFC during the year. The Bonds are convertible at any time during the tenure of the loan. To comply with the requirements of Accounting Standard-20 (Earnings Per Share) the underlying number of equity shares equivalent to 1,120,740 equity shares (computed on the basis of exchange rates prevailing on the date of March 31, 2010) have been considered for the purpose of computing potential number of equity shares.

31. Consumption of Materials

Particulars	31.03.2010		31.03.2009	
	Value (Rs.)	%	Value (Rs.)	%
Total Consumption of Materials	**9,835,074,032**	**100.00**	7,686,519,518	100.00
Indigenous Materials	**9,806,851,794**	**99.71**	7,639,631,749	99.39
Imported Materials	**28,222,238**	**0.29**	46,887,769	0.61

(Consumption relates to items used for medical services only.)

32. Audit Expenses

As Statutory Auditors

Amount in Rs.

Particulars	31.03.2010	31.03.2009
Audit Fees*	**1,654,500**	1,103,000
Tax Audit*	**193,025**	193,025
Others	**496,350**	330,900
Expenses	**285,392**	316,928
Total	**2,629,267**	1,943,853
* Inclusive of Service Tax @10.3%		

33. In respect of the Income Tax claims of Rs. 315.28 million (Rs. 243.73 million) by the Income Tax Department, the amount is under contest. The disputed dues other than Rs.136.70 million stayed by supreme court has been adjusted by the Income Tax Department from various amounts refundable to the Company.

34. National Saving Certificates shown under investments are pledged with the Chief Ration Officer, Government of Andhra Pradesh.

35. Details of Sundry Creditors under Current Liabilities are based on the information available with the Company regarding the status of Suppliers as defined under the 'Micro, Small and Medium Enterprises Development Act, 2006. The amount due to Micro, Small and Medium Enterprises for the financial year ended 31st March 2010 is Rs.153,257,088/-.

36. Figures of the current period and previous year have been rounded off to the nearest rupee.

37. Figures in brackets relate to the figures for the previous year.

38. Previous year figures have been regrouped and reclassified wherever necessary to conform with current years classification.

As per our report annexed

For **M/s. S. Viswanathan**
Chartered Accountants
Firm Registration No: 004770S

V.C.Krishnan
Partner
(Membership No: 22167)
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai 600 004.

Place : Chennai
Date : 28th May 2010

For and on behalf of the Board of Directors

S.K. Venkataraman
Chief Financial Officer

S.M.Krishnan
General Manager - Project Finance and Company Secretary

Dr. Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Executive Director - Finance

Cash Flow Statement
for the year ended 31st March 2010

	31.03.2010		31.03.2009	
	Rs.	Rs.	Rs.	Rs.
A Cash Flow from operating activities				
Net profit before tax and extraordinary items		**2,221,653,835**		1,762,575,617
Adjustment for				
Depreciation	**543,063,370**		439,203,799	
Profit on sale of assets	**(599,783)**		(321,913)	
Profit on sale of investment	**(62,090,228)**		(10,092,109)	
Loss on sale of Investment	**433,091**		4,124,625	
Loss on sale of asset	**20,086,949**		2,131,679	
Interest paid	**362,421,870**		192,072,998	
Foreign Exchange Loss/(Gain)	**(7,150,174)**		31,087,438	
Misc.Exp.written off	**3,440,704**		5,804,051	
Interest received	**(146,816,016)**		(46,030,187)	
Dividend received	**(120,156,800)**		(167,281,373)	
Provision for Bad debts	**7,892,108**		4,620,050	
Bad debts Written off	**82,463,013**	**682,988,104**	30,604,270	485,923,328
Operating profit before working capital changes		**2,904,641,939**		2,248,498,945
Adjustment for				
Trade or other receivables	**(538,335,479)**		(380,993,254)	
Inventories	**(255,022,372)**		(297,526,838)	
Trade payables	**1,048,447,479**		108,764,745	
Others	**(664,379,002)**	**(409,289,374)**	(426,528,083)	(996,283,431)
Cash generated from operations		**2,495,352,565**		1,252,215,514
Foreign Exchange (Loss)/Gain		**7,150,174**		(31,087,438)
Taxes paid (incuding Fringe Benefit Tax)		**(846,442,648)**		(587,473,626)
Adjustments for Misc.Exp.written off		**(3,103,129)**		(3,191,626)
Net cash from operating activities		**1,652,956,962**		630,462,824
B Cash flow from Investing activities				
Purchase of fixed assets (Includes Capital Work in Progress) #		**(3,581,872,955)**		(3,572,819,016)
Sale of fixed assets		**44,224,089**		84,193,021
Investment in Subsidiaries, Joint Venture & Associates		**(2,280,472,956)**		(250,729,129)
Purchase of investments		**(881,187,554)**		(6,574,181,599)
Sale of investments		**4,618,237,803**		7,613,191,912
Interest received		**146,816,016**		27,786,440
Dividend received		**120,156,800**		167,281,373
Cash flow before extraordinary item		**(1,814,098,757)**		(2,505,276,997)
Arbitrage paid		-		(40,188,525)
Net cash used in Investing activities		**(1,814,098,757)**		(2,545,465,522)
Cash flow from financing activities				
Proceeds from issue of equity shares		**13,942,413**		617,357,250
Proceeds from Securities Premium		**679,957,540**		-
Proceeds from issue of Equity Share warrants		-		-

	31.03.2010		31.03.2009	
	Rs.	Rs.	Rs.	Rs.
Proceeds from long term borrowings		**1,375,207,500**		1,410,000,000
Proceeds from short term borrowings		**1,378,227,000**		36,835,498
Repayment of finance/lease liabilities		**(311,749,346)**		(33,562,000)
Interest paid		**(363,417,900)**		(162,926,311)
Dividend paid		**(401,601,584)**		(352,114,212)
C Net cash from financing activities		**2,370,565,623**		1,515,590,225
Net increase in cash and cash equivalents (A+B+C)		**2,209,423,828**		(399,412,473)
Cash and cash equivalents (opening balance)		**646,160,389**		1,045,572,862
Cash and cash equivalents (Closing balance)		**2,855,584,217**		646,160,389
Component of Cash and cash equivqlents				
Cash on Hand		**33,291,051**		32,425,398
Balance with Banks *				
i) Available with the company for day to day operations		**2,802,781,258**		591,696,626
*ii) Amount available in unclaimed dividend and unclaimed deposit payment accounts		**19,511,908**		22,038,365

Notes:

1. Previous year figures have been regrouped wherever necessary.
2. Figures in bracket represent outflow

Purchase of Fixed Assets includes and Interest paid excludes Rs. 198,677,302/- (previous year - Rs. 254,643,471/-) of Interest Capitalised

As per our report annexed

For and on behalf of the Board of Directors

For **M/s. S. Viswanathan**
Chartered Accountants
Firm Registration No: 004770S

V.C.Krishnan
Partner
(Membership No: 22167)
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai 600004

Place : Chennai
Date : 28th May 2010

S.K. Venkataraman
Chief Financial Officer

S.M.Krishnan
General Manager - Project Finance and Company Secretary

Dr. Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Executive Director - Finance

AUDITORS' CERTIFICATE

We have examined the attached Cash Flow Statement of Apollo Hospitals Enterprise Limited for the year ended 31.03.2010. The statement has been prepared by the company in accordance with the requirements of Clause 32 of the listing agreement with the Stock Exchanges and is based on and in agreement with corresponding Profit & Loss Account and the Balance Sheet of the company covered by our report of 28.05.2010 to the members of the company.

Place : Chennai
Date : 28th May 2010

For **M/s. S. Viswanathan**
Chartered Accountants
Firm Registration No.: 004770S

V.C. Krishnan
Partner
Membership No.: 22167

Balance Sheet Abstract
& Company's General Business Profile

Balance Sheet Abstract & Company's General Business Profile of the Company under Part IV to Schedule -VI of the Companies Act, 1956

I. Registration Details

Registration No.	L85110TN1979PLC008035	State Code	18
Balance Sheet Date	31032010		

II. Capital Raised during the year (Amount in Rs. Million)

Public Issue	NIL	Rights Issue	NIL
Bonus Issue	NIL	Private Placement	693.90

III. Position of Mobilisation and Deployment of Funds (Amount in Rs. Million)

Total Liabilities	23069.10	Total Assets	23069.10
Sources of Funds			
Paid up Capital	617.85	Reserves & Surplus	14799.93
Secured Loans	4714.30	Unsecured Loans	2185.56
Deferred Tax Liability	751.45		
Application of Funds			
Net Fixed Assets	11974.49	Investments	4897.88
Net Current Assets	6196.61	Misc. Expenditure	0.12

IV. Performance of the Company (Amount in Rs. Million)

Turnover	18257.78	Other Income	329.67
Total Expenditure	16365.80	Profit before Tax	+2221.65
		Profit After Tax	+1519.64
Dividend Rate %	70	Earnings Per Share (Basic) Rs.	24.62

V. Generic Names of three principle/product services of Company (as per monetary terms)

Item Code No.	NIL
Service Description	HOSPITAL

As per our report annexed

For and on behalf of the Board of Directors

For **M/s. S. Viswanathan**
Chartered Accountants
Firm Registration No: 004770S

V.C.Krishnan
Partner
(Membership No: 22167)
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai 600004

S.K. Venkataraman
Chief Financial Officer

S.M.Krishnan
General Manager - Project Finance and Company Secretary

Dr. Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Executive Director - Finance

Place : Chennai
Date : 28th May 2010

Financial Highlights

(Rs. in million)

Year Ended	31st Mar 10	31st Mar 09	31st Mar 08	31st Mar 07	31st Mar 06
Balance Sheet					
Sources					
Share Capital	**617.85**	602.35	586.85	516.38	505.99
Reserve and Surplus	**14,799.93**	13,106.20	11,793.51	7,016.90	6,038.83
Networth	**15,417.66**	13,708.11	12,377.30	7,525.48	6,527.08
Loans	**6,899.86**	4,494.82	3,056.35	1,441.80	827.71
Capital Employed	**22,317.52**	18,202.93	15,433.65	8,967.28	7,354.79
Deferred Tax Liability	**751.45**	626.56	589.70	570.64	550.19
Applications					
Gross Block	**15,289.23**	11,779.31	8,300.10	6,435.85	5,213.00
Accumulated Depreciation	**3,314.74**	2,779.92	2,348.32	1,982.88	1,682.52
Less : Lease Adjustment	**-**	-	...	...	...
Net Block	**11,974.49**	8,999.39	5,951.78	4,452.97	3,530.48
Investments	**4,897.88**	6,292.80	7,060.11	3,229.60	2,729.95
Current Assets, Loans & Advances					
Inventory	**1,343.43**	1,088.42	790.89	551.95	457.18
Debtors	**2,055.34**	1,607.35	1,261.59	978.92	890.36
Cash & Bank	**2,855.58**	646.16	1,045.57	644.03	364.39
Loans & Advances	**5,170.72**	3,693.22	2,721.10	1,847.08	1,835.57
(A)	**11,425.07**	7,035.16	5,819.15	4,021.98	3,547.50
Current Liabilities & Provisions					
Creditors	**1,781.07**	750.05	725.74	557.64	608.25
Other Liabilities	**839.95**	776.96	677.20	696.94	401.62
Provisions	**2,607.44**	1,970.85	1,404.75	912.05	893.08
(B)	**5,228.46**	3,497.86	2,807.69	2,166.63	1,902.95
Net Current Assets (A - B)	**6,196.61**	3,537.30	3,011.46	1,855.35	1,644.55
Miscellaneous Expenditure	**0.12**	0.45	3.07	7.80	17.74
Key Indicators					
O P M%	**16.90**	16.38	17.54	16.71	18.83
N P M%	**8.18**	7.98	8.85	11.12	8.37
Collection Growth %	**25.56**	28.72	27.85	25.10	20.73
O P Growth%	**29.72**	20.27	14.15	21.82	18.17
Earnings Per Share (Rs.) (Basic)	**24.62**	19.80	18.61	19.63	12.53
R O I (PBIT / AV.CE) %	**12.83**	11.33	13.52	14.95	16.72
RONW%	**10.43**	9.09	10.22	9.84	12.32
Employee Cost to Collections %	**15.40**	14.93	14.65	14.21	13.69
Debt / Equity Ratio	**0.44**	0.33	0.25	0.19	0.13

Financial Highlights

(Rs. in million)

Year Ended	31st Mar 10		31st Mar 09		31st Mar 08		31st Mar 07		31st Mar 06	
		%		%		%		%		%
PROFIT AND LOSS ACCOUNT										
Income	18,587.45		14,803.50		11,500.66		8,995.15		7,190.54	
Operative Expenses	9,944.64	53.50	8,096.51	54.69	6,207.33	53.97	4,901.83	54.49	3,905.90	54.32
Salaries and Wages	2,863.81	15.41	2,210.51	14.93	1,684.82	14.65	1,278.70	14.21	984.16	13.69
Administrative Expenses	2,633.37	14.17	2,065.74	13.95	1,582.37	13.76	1,297.76	14.43	927.68	12.90
Other Expenses	3.43	0.02	5.81	0.04	8.72	0.08	13.68	0.15	19.04	0.26
Operating Profit	3,145.63	16.92	2,424.94	16.38	2,017.41	17.54	1,503.48	16.71	1,353.76	18.83
Financial Expenses	377.47	2.03	223.16	1.51	198.98	1.73	164.24	1.83	117.50	1.63
Depreciation	543.06	2.92	439.20	2.97	367.46	3.19	308.01	3.42	261.33	3.63
Provision for loss on Investment			-	-	-	-	-	-	-	-
Extraordinary Items	-	-	40.19	0.27	-	-	325.07	3.61	92.00	1.28
P B T	2,221.65	11.95	1,722.39	11.63	1,450.98	12.62	1,356.30	15.08	882.93	12.28
Tax - Current	577.12	3.10	479.79	3.24	381.12	3.31	288.16	3.20	252.92	3.52
Previous	-	-	-	-	13.27	0.12	33.48	0.37	-	-
Deferred	124.89	0.67	36.86	0.25	19.06	0.17	20.44	0.23	14.54	0.20
Fringe Benefit Tax	-	-	25.04	0.17	20.07	0.17	13.52	0.15	13.01	0.10
P A T	1,519.63	8.18	1,180.69	7.97	1,017.45	8.85	1,000.70	11.12	602.16	8.37
Dividend	432.49		401.60	-	352.11	-	258.18	-	227.18	-

CONSOLIDATED FINANCIAL STATEMENTS

Auditors' Report

To the Board of Directors of Apollo Hospitals Enterprise Limited on the Consolidated Financial Statements of Apollo Hospitals Enterprise Limited.

i. We have examined the attached Consolidated Balance Sheet of Apollo Hospitals Enterprise Limited and its Subsidiaries, Associates and Joint Ventures as at 31st March 2010, and the related Consolidated Profit and Loss Account and the Consolidated Cash Flow Statement for the year ended on that date annexed thereto.

ii. These financial statements are the responsibility of the management of Apollo Hospitals Enterprise Limited. Our responsibility is to express an opinion on these financial statements based on our audit.

iii. We conducted our audit in accordance with Generally Accepted Auditing Standards in India. These standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared in all material aspects, in accordance with an identified financial reporting framework and are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

iv. The financial statements of the Subsidiaries (AB Medical Centres Limited, Apollo Health and Lifestyle Limited, Samudra Healthcare Enterprises Limited, Imperial Hospitals and Research Centre Limited, Pinakini Hospitals Limited, Apollo Hospital (UK) Limited and Apollo Cosmetic Surgical Centre Private Limited), Joint Ventures (Apollo Gleneagles Hospitals Limited, Apollo Gleneagles PET CT Private Limited, Apollo Munich Health Insurance Company Limited, Western Hospitals Corporation Private Limited, Quintiles Phase One Clinical Trials India Private Limited, Apollo Lavasa Health Corporation Limited and Apollo Hospitals International Limited) which in the aggregate represents total assets (net) as at 31st March 2010 of Rs. 3178.09 Million (31.03.2009: Rs. 2691.98 Million) and total revenues (net) for the year ended on that date of Rs. 3782.93 Million (31.03.2009 : Rs 2718.89 Million) and of Associates (Indraprastha Medical Corporation Limited, Apollo Health Street Limited, British American Hospitals Enterprises Limited, Family Health Plan Limited and Stemcyte India Therapautics Private Limited) which reflect the Group's share of profit of Rs. 39.09 million (31.03.2009: profit of Rs. 115.24 Million) for the year, and upto 31st March 2010 profit of Rs. 1141.55 million(31.03.2009 : Profit of Rs 1298.60 Million), is subject to adjustment based on the observation of the independent auditor of Apollo Health Street Limited as stated in clause (viii) of this Auditors Report and the profit for the year will be consequently less by Rs. 257.16 million resulting in the Group's share of loss of Rs. 218.07 million for the year and profit upto 31st March will be less by Rs. 257.16 million , have been audited by other auditors whose reports have been furnished to us, and in our opinion:

a) The effect of the impairment loss, if any which has been reported by the auditors of Apollo Health Street Limited, an associate, has not been considered for the purpose of consolidation and no adjustment has been made to the group share of total assets as the auditors have not quantified the quantum of impairment loss.

b) The consolidated financial statements include the group share of loss of Rs. 0.83 millions Previous year (nil) of Stemcyte India Therapautics Private Limited, an associate, which is based only on the board adopted accounts.

c) In sofar as it relates to the amounts included in respect of the Subsidiaries, Joint Ventures and Associates these are based solely on the report of the other independent auditors (in the case of Unique Home Health Care Limited audited by us).

v. ***In the case of Apollo Health Street Limited, an associate, as discussed more fully in Note 27 (h) (iii) of Schedule J of Consolidated Financial Statements, the Company has not recorded mark-to-market losses as at 31st March 2010, on outstanding interest rate swaps executed by its overseas subsidiary aggregating to Rs.651,691,988 (March 31, 2009-Rs. 597,718,345/-) as required by the Institute of Chartered Accountants of India's announcement on derivatives, since in the opinion of management such swap instruments were executed to hedge interest rates movements and loss as at the Balance Sheet date is notional. Accordingly derivative expense is lower by Rs 651,691,988 /- and the reported profit is higher by Rs.651,691,988/-***

vi. ***In the case of Apollo Health Street Limited, an associate, the financial statements do not include any adjustments for impairment loss if any, on the carrying value of Goodwill paid on various acquisitions made by the Company. Management on the basis of its estimates and projections of future cash flows believes that the entire carrying value of Goodwill of Rs.6,992,903,855 (March 31, 2009-Rs.8,174,899,796/-) is recoverable in the ordinary course of business. Based on our review of the projections and our understanding of the underlying assumptions, we are unable to comment on appropriateness of the assumptions and consequently on the achievability of the projected cash flows.***

vii. ***In the absence of any notification from the Central Government with respect to the Cess payable under Section 441(A) of the Companies Act, 1956, no quantification is made. Hence, no opinion is given on cess unpaid or payable, as per the provisions of Section 227(3)(g) of the Companies Act, 1956.***

viii. We report that the Consolidated Financial Statements have been prepared by the Company's management in accordance with the requirements of Accounting Standard 21, 'Consolidated Financial Statements', Accounting Standard 23, 'Accounting for Investment in Associates in Consolidated Financial Statements' and Accounting Standard 27, 'Financial Reporting of Interests in Joint Ventures' issued by The Institute of Chartered Accountants of India.

ix. Based on our audit and on consideration of the reports of other independent auditors on separate financial statements and on the other financial information of the components, and to the best of our information and according to the explanations given to us, and subject to the clauses (iv), (iv)(a), (iv)(b), (v), (vi) and (vii) referred above, we are of the opinion that the attached Consolidated Financial Statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(a) In the case of the Consolidated Balance Sheet, of the state of affairs of the group as at 31st March 2010;

(b) In the case of the Consolidated Profit and Loss Account, of the results of operations of the group for the year ended on that date; and

(c) In the case of the Consolidated Cash Flow Statement, of the cash flows of the group for the year ended on that date.

17, Bishop Wallers Avenue (West)
CIT Colony,
Mylapore, Chennai - 600 004

Place : Chennai
Date : 28th May 2010

For **M/s S Viswanathan**
Chartered Accountants
Firm Registration No.: 004770S

V. C. Krishnan
Partner
Membership No.: 22167

Consolidated Balance Sheet

as at 31st March 2010

		Schedule	31.03.2010 Rs.	31.03.2010 Rs.	31.03.2009 Rs.	31.03.2009 Rs.
1	**Sources of Funds**					
(i)	**Shareholder's Funds**					
	(a) Share Capital	A	617,848,590		602,357,020	
	(b) Preferential Issue of equity share warrants (Refer clause II of Schedule J)		-		77,099,995	
	(c) Reserves & Surplus	B	15,786,242,989	16,404,091,579	13,878,537,577	14,557,994,592
	(d) Capital Reserve on Consolidation			130,677,506		130,802,459
(ii)	**Minority Interest**			241,420,450		265,409,555
(iii)	**Loan Funds**					
	(a) Secured Loans	C	6,764,679,410		6,401,409,151	
	(b) Unsecured Loans	D	2,367,287,410	9,131,966,820	304,486,836	6,705,895,987
(iv)	**Deferred Tax Liability**			776,264,043		651,846,633
	Total			26,684,420,398		22,311,949,226
2	**Application of Funds**					
(i)	**Goodwill on Consolidation**			499,798,773		293,780,558
(ii)	**Fixed Assets**	F				
	(a) Gross Block		16,950,399,078		13,657,341,910	
	(b) Less Depreciation		4,230,586,724		3,512,967,886	
	(c) Net Block		12,719,812,354		10,144,374,024	
	(d) Add: Capital Work in Progress		3,037,065,069		2,445,576,576	
				15,756,877,423		12,589,950,600
(iii)	**Investments**	G		4,165,775,345		5,914,316,232
(iv)	**Deferred Tax Asset**			240,245,982		205,385,696
(v)	**Current Assets, Loans & Advances**	H				
	(a) Current Assets					
	(i) Inventories		1,412,238,846		1,161,637,242	
	(ii) Sundry Debtors		2,228,376,178		1,744,143,224	
	(iii) Cash and Bank Balances		3,116,729,541		876,044,804	
	(b) Loans & Advances		5,237,656,993		3,663,100,759	
			11,995,001,558		7,444,926,029	
	Less:					
(vi)	**Current Liabilities & Provisions**	E				
	(a) Current Liabilities		3,340,344,422		2,148,190,995	
	(b) Provisions		2,633,054,261		1,988,676,469	
			5,973,398,683		4,136,867,464	
	Net Current Assets			6,021,602,875		3,308,058,565
(vii)	**Miscellaneous Expenditure**	I		120,000		457,575
	Total			26,684,420,398		22,311,949,226

Schedules 'A' to 'I' and notes in schedule 'J' form part of this Balance Sheet

As per our report annexed

For M/s. S. Viswanathan
Chartered Accountants
Firm Registration No: 004770S

V.C.Krishnan
Partner
(Membership No: 22167)
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai 600 004.

Place : Chennai
Date : 28th May 2010

For and on behalf of the Board of Directors

S.K. Venkataraman
Chief Financial Officer

S.M.Krishnan
General Manager - Project Finance and Company Secretary

Dr. Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Executive Director - Finance

Consolidated Profit and Loss Account

for the year ended 31st March 2010

	Schedule	31.03.2010 Rs.	31.03.2009 Rs.
Income			
(a) Income from Operations		19,206,508,869	15,310,725,343
Add : Share of Joint Ventures		1,058,142,297	831,326,840
(b) Other Income	I	322,390,677	207,989,006
Total		20,587,041,843	16,350,041,189
Expenditure			
(a) Operative Expenses	II	10,725,985,608	8,728,006,531
(b) Payments to & Provisions for Employees	III	3,307,927,152	2,594,344,457
(c) Administration & Other Expenses	IV	3,217,638,387	2,545,293,727
(d) Financial Expenses	V	602,058,389	458,790,112
(e) Preliminary Expenses		1,074,439	2,217,413
(f) Deferred Revenue Expenditure		6,405,253	5,311,873
Total		17,861,089,228	14,333,964,113
Profit Before Depreciation & Tax		2,725,952,615	2,016,077,076
Less : Depreciation		749,513,749	632,171,256
Profit Before Extraordinary Item & Tax		1,976,438,866	1,383,905,820
Less : Extraordinary Item		-	40,188,525
Profit Before Tax		1,976,438,866	1,343,717,295
Less : Fringe Benefit Tax		-	28,622,039
Less : Provision for Taxation - Current		582,685,503	483,532,664
Less : Provision for Taxation - Previous		751,847	(43,879)
Less : Deferred Tax Liability		128,619,444	32,871,122
Add : Deferred Tax Asset		(35,911,748)	(55,044,310)
Profit After Tax		1,300,293,820	853,779,658
Less : Minority Interest		(36,298,770)	(55,917,113)
Profit After Minority Interest		1,336,592,590	909,696,772
Add : Share in Associates		39,087,312	115,240,506
Profit After Share In Associates		1,375,679,902	1,024,937,278
Add : Surplus in Profit & Loss Account brought forward		399,339,876	594,256,372
Amount available for Appropriations		1,775,019,778	1,619,193,650
Appropriations			
Final Dividend		432,494,012	401,601,584
Dividend Tax Payable		71,831,850	68,252,190
Transfer to General Reserve		750,000,000	750,000,000
Balance of Profit in Profit & Loss Account		520,693,916	399,339,876
Total		1,775,019,778	1,619,193,650
Earnings Per Share (Refer clause 29 of Schedule (J))			
Before Extraordinary Item			
Basic Earnings Per Share of face value Rs.10/- (2008-09: Rs.10/-) each		22.29	17.63
Diluted Earnings Per Share of face value Rs.10/-(2008-09: Rs.10/-) each		22.20	17.02
After Extraordinary Item			
Basic Earnings Per Share of face value Rs.10/- (2008-09: Rs.10/-) each		22.29	17.19
Diluted Earnings Per Share of face value Rs.10/-(2008-09: Rs.10/-) each		22.20	16.59

Schedules 'I' to 'V' and notes in Schedule 'J' form part of this Profit and Loss Account

As per our report annexed

For and on behalf of the Board of Directors

For **M/s. S. Viswanathan**
Chartered Accountants
Firm Registration No: 004770S

V.C.Krishnan
Partner
(Membership No: 22167)
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai 600 004.

Place : Chennai
Date : 28th May 2010

S.K. Venkataraman
Chief Financial Officer

S.M.Krishnan
General Manager - Project Finance and Company Secretary

Dr. Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Executive Director - Finance

Schedules to Consolidated Balance Sheet

	31.03.2010		31.03.2009	
	Rs.	Rs.	Rs.	Rs.
SCHEDULE - 'A'				
Share Capital				
Authorised				
(a) 75,000,000 (2008-09 : 75,000,000) Equity Shares of 10/- each	**750,000,000**		750,000,000	
(b) 1,000,000 - Preference Shares of 100/- each (2008-09: 1,000,000 Preference Shares of Rs.100/-each)	**100,000,000**	**850,000,000**	100,000,000	850,000,000
Issued				
(a) 62,051,368 Equity Shares of Rs.10/- each (2008-09 : 60,502,211) Equity Shares of Rs.10/- each		**620,513,680**		605,022,110
Subscribed and Paid up				
b) 61,784,859 Equity Shares of Rs. 10/- each fully paid up(2008-09 : 60,235,702 Equity Shares of Rs.10/- each fully paid up)		**617,848,590**		**602,357,020**

(a) Includes 918,298 Equity shares of Rs. 10/- each fully paid up allotted on conversion of first 2 years interest on debentures, 20% on the face value ofdebentures and 20,812,231 Equity shares of Rs. 10/- each fully paid up allotted to the shareholders of amalgamated companies for consideration other than cash

(b) Includes 2,079,930 Equity shares of Rs. 10/- each fully paid up allotted on preferential basis during the year 2004-05

(c) Includes 4,663,000 (2008-09 4,687,800) underlying Equity shares of Rs. 10/- each fully paid up, representing Global Depository Receipts issued during the year 2005-06 (Refer Clause 12 of Schedule 'J')

(d) Includes 1,039,965 Equity shares of Rs. 10/- each full paid up allotted during the year 2006-07 on conversion of Equity share warrants issued on preferential basis during the year 2005-06

(e) Includes 7,047,119 Equity shares of Rs. 10/- each fully paid up allotted to Apax Mauritius FDI One Limited during the year 2007 - 08 on preferential basis

(f) Includes 1,550,000 Equity shares of Rs. 10 /-each fully paid up allotted during the year 2008-09 on conversion of Equity share warrants issued on preferential basis during the year 2006-07

(g) Includes 1,549,157 Equity shares of Rs. 10 /-each fully paid up allotted during the year 2009-10 on conversion of Equity share warrants issued on preferential basis during the year 2007-08 (Refer Clause 11 in Schedule J)

	31.03.2010 Rs.	31.03.2010 Rs.	31.03.2009 Rs.	31.03.2009 Rs.
SCHEDULE - 'B'				
Reserves and surplus				
A. Capital Reserve				
(1) Capital Reserve		**17,846,142**		17,846,142
(2) Profit on forfeited Shares		**414,120**		414,120
B. Capital Fund	**2,613,750**		2,613,750	
Add: Membership fees Received during the year	**-**	**2,613,750**	-	2,613,750
C. Capital Redemption Reserve	**60,022,900**		60,022,900	
Add: Transfer during the year	**-**	**60,022,900**		60,022,900
D. Securities Premium Account	**9,735,223,137**		9,064,770,637	
Add: Premium received from Promoter's issue #	**755,508,378**		670,452,500	
	10,490,731,515		9,735,223,137	
Share Premium from Group Companies	**467,519,619**	**10,958,251,134**	188,052,143	9,923,275,280
E. General Reserve	**1,999,029,276**		1,249,029,276	
Add: Transfer During the year	**750,000,000**		750,000,000	
Add: Share of Associates	**1,060,098,791**		1,152,566,185	
Add: Share of Profit/(loss) Subsidiaries	**174,163,734**		172,839,621	
Add: Profit From Joint Venture	**235,218,758**	**4,218,510,559**	143,125,105	3,467,560,187
F. Foreign Currency Translation Reserve		**50,656**		19,213
G. Other Reserves				
Fair Value Change Account		**26,561**		(367,142)
Investment Allowance Reserve		**7,626,657**		7,626,657
Foreign Exchange Fluctuation Reserve		**186,595**		186,595
Profit and Loss Account		**520,693,916**		399,339,876
Total		**15,786,242,989**		**13,878,537,577**

Refer clause 11 of schedule J

	31.03.2010 Rs.	31.03.2010 Rs.	31.03.2009 Rs.	31.03.2009 Rs.
SCHEDULE - 'C'				
Secured Loans				
A. Loans and Advances from Banks				
(i) Cash credit		**91,478,654**		219,108,283
(ii) Jammu & Kashmir Bank		**270,085,813**		270,085,813
(iii) Canara Bank	**2,160,000,000**		2,160,000,000	
(iv) Indian Bank	**904,760,000**		1,000,000,000	
(v) Bank of India	**952,380,000**		1,000,000,000	
Add : Interest accrued and due	**-**	**4,017,140,000**	36,635,617	4,196,635,617
(vi) Hire Purchase Loans		**50,326**		9,526,006
(vii) Canara Bank		**388,000,000**		388,000,000
(viii) Indian Overseas Bank		**227,000,000**		227,000,000
B. Other Loans and Advances				
International Finance Corporation (IFC) (External Commercial Borrowings)		**697,160,000**		-
		5,690,914,793		5,310,355,719
Add : Share of Joint Ventures Refer clause 2 (C) (3) of Schedule J		**1,073,764,617**		1,091,053,432
Total		**6,764,679,410**		**6,401,409,151**

Refer clause 7 of schedule J for Details & security

	31.03.2010		31.03.2009	
	Rs.	Rs.	Rs.	Rs.
SCHEDULE - 'D'				
Unsecured Loans				
(i) **Fixed Deposits**		**498,503,250**		130,991,000
(ii) **Short Term Loans & Advances**				
(a) From Banks		**1,021,156,546**		-
(b) From Directors		**175,000**		11,175,000
(iii) **Other Loans & Advances**				
Foreign Currency Convertible Bonds		**678,047,500**		-
		2,197,882,296		142,166,000
Add : Share of Joint Ventures Refer clause 2 (C) (3) of Schedule J		**169,405,114**		162,320,836
Total		**2,367,287,410**		**304,486,836**
SCHEDULE - 'E'				
Current Liabilities & Provisions				
(A) **Current Liabilities**				
(a) **Acceptances**		**302,345,876**		284,916,973
(b) **Sundry Creditors** *				
(i) For Goods	**986,035,411**		466,497,026	
(ii) For Expenses	**499,140,347**		256,874,533	
(iii) For Capital Goods	**173,607,274**		57,134,094	
(iv) For Others	**308,601,479**		127,843,827	
		1,967,384,511		908,349,480
(c) **Advances**				
(i) Inpatient Deposits	**97,794,307**		76,603,885	
(ii) Rent	**21,794,890**		25,373,425	
(iii) Others	**13,606,395**		24,270,352	
		133,195,592		126,247,662
(d) **Investor Education and Protection Fund shall be credited by the following (not due)**				
(i) Unclaimed dividend		**16,360,908**		15,177,365
(ii) Unclaimed deposits		**3,151,000**		6,861,000
(e) **Other Liabilities**				
(i) Tax Deducted at source	**83,276,777**		64,574,603	
(ii) Retention money on capital contracts	**1,375,823**		1,695,833	
(iii) Outstanding expenses	**267,897,378**		307,761,884	
		352,549,978		374,032,320
(f) **Interest accrued but not due**		**46,983,729**		11,344,142
		2,821,971,593		1,726,928,942
Add : Share of Joint Ventures Refer clause 2 (C) (3) of Schedule J		**518,372,829**		421,262,053
		3,340,344,422		2,148,190,995
(B) **Provisions**				
(a) For Taxation	**2,067,020,284**		1,480,833,122	
(b) For Dividend	**432,494,012**		401,601,584	
(c) Bonus	**116,016,449**		93,682,091	
(d) Staff Benefits	**10,457,221**		6,224,533	
		2,625,987,966		1,982,341,330
Add : Share of Joint Ventures Refer clause 2 (C) (3) of Schedule J		**7,066,295**		6,335,139
		2,633,054,261		1,988,676,469
Total of current liabilities & provisions (A+B)		**5,973,398,683**		**4,136,867,464**

* Refer clause 35 of schedule J

SCHEDULE - F

Fixed Assets

Amount in Rs.

Sl. No.	Name of the Assets	Gross Block			Depreciation Block					Net Block	
	Tangible Assets	As at 01.04.2009	Additions	Deletions	As at 31.03.2010	As at 01.04.2009	For the year	Deletions	As at 31.03.2010	As at 31.03.2010	As at 31.03.2009
1	Land	1,249,183,273	58,785,588	-	**1,307,968,861**	-	-	-	-	**1,307,968,861**	1,249,183,273
2	Building	2,260,914,272	1,189,580,894	-	**3,450,495,166**	252,511,913	65,049,690	-	317,561,603	**3,132,933,563**	2,008,402,359
3	Leasehold Building*	299,678,016	74,182,924	-	**373,860,940**	68,504,251	5,602,365	-	74,106,616	**299,754,324**	231,173,765
4	Medical Equipment & Surgical instruments	4,868,723,421	1,059,396,376	25,994,414	**5,902,125,383**	1,675,263,455	335,270,692	1,410,640	2,009,123,507	**3,893,001,876**	3,193,459,966
5	Electrical Installation & Generators	692,037,112	253,816,621	29,259	**945,824,474**	253,624,238	47,865,808	29,259	301,460,787	**644,363,687**	438,412,874
6	Airconditioning Plant & Airconditioners	208,851,440	141,257,859	2,659,594	**347,449,705**	77,474,062	14,989,220	249,484	92,213,798	**255,235,907**	131,377,378
7	Office Equipment	566,006,898	183,941,647	4,466,867	**745,481,678**	273,483,684	62,489,452	1,308,756	334,664,380	**410,817,298**	292,523,214
8	Furniture & Fixtures	1,059,121,530	264,212,163	28,806,582	**1,294,527,111**	290,000,627	77,083,883	2,916,874	364,167,636	**930,359,475**	769,120,903
9	Fire Fighting equipment	18,792,108	13,939,639	-	**32,731,747**	4,449,897	311,647	-	4,761,544	**27,970,203**	14,342,211
10	Library	175,520	-	-	**175,520**	175,520	-	-	175,520	-	-
11	Boilers	1,869,715	-	-	**1,869,715**	1,002,828	-	-	1,002,828	**866,887**	866,887
12	Kitchen equipment	37,201,920	901,329	-	**38,103,249**	9,391,836	732,639	-	10,124,475	**27,978,774**	27,810,084
13	Refrigerators	24,884,023	3,274,463	358,256	**27,800,230**	5,321,609	809,071	41,026	6,089,654	**21,710,576**	19,562,414
14	Vehiles	207,369,067	34,439,552	12,965,629	**228,842,990**	72,563,476	18,399,699	4,152,375	86,810,800	**142,032,190**	134,805,591
15	Wind Electric Generator	26,849,994	-	-	**26,849,994**	8,545,827	1,771,750	-	10,317,577	**16,532,417**	18,304,167
	Intangible Assets										
1	Software	5,725,699	6,983,115	2,685,133	**10,023,681**	3,283,232	1,239,138	-	4,522,370	**5,501,311**	2,442,467
2	Trademark and concepts rights	29,100,190		-	**29,100,190**	6,402,016			6,402,016	**22,698,174**	22,698,174
3	Goodwill	1,779,600			**1,779,600**				-	**1,779,600**	1,779,600
	Total	**11,558,263,798**	**3,284,712,170**	77,965,734	**14,765,010,234**	**3,001,998,471**	**631,615,054**	**10,108,414**	**3,623,505,111**	**11,141,505,123**	8,556,265,327
	Less : Depreciaton Written Back					277,481			277,481	**277,481**	277,481
	Total	**11,558,263,798**	**3,284,712,170**	77,965,734	**14,765,010,234**	**3,001,720,990**	**631,615,054**	**10,108,414**	**3,623,227,630**	**11,141,782,604**	8,556,542,808
	Share of Joint Ventures#	2,120,889,236	125,060,249	60,560,641	**2,185,388,844**	521,984,096	117,898,695	32,523,697	607,359,094	**1,578,029,750**	1,598,905,140
	Total	**13,679,153,034**	**3,409,772,419**	**138,526,375**	**16,950,399,078**	**3,523,705,086**	**749,513,749**	**42,632,111**	**4,230,586,724**	**12,719,812,354**	10,155,447,948
	Previous Year	11,747,568,876	2,022,170,823	112,397,789	**13,657,341,910**	2,875,260,267	632,986,057	9,351,661	3,498,894,663	**10,158,447,247**	8,858,220,143
	Capital work in Progress**									**3,037,065,069**	
	Previous Year									**2,445,576,576**	

* Refer clause 3 (D) (v) of Schedule J ** Refer clause 3 F (b) of Schedule J # Refer clause 2 (C) (3) of Schedule J

Description	Face Value Rs.	31.03.2010 No of Equity Shares	31.03.2010 Total Rs.	31.03.2009 No of Equity Shares	31.03.2009 Total Rs.
SCHEDULE 'G'					
Investments					
Non-trade Investments (At cost)					
Investment in Government Securities					
Current Investments (lower of cost and market value)					
A) Unquoted					
National Savings Certificate			**290,300**		260,300
LongTerm Investments (at cost)					
A) Quoted					
In fully paid up Equity Share Capital					
Associates					
Indraprastha Medical Corporation Limited					
Market Value as on 31.03.2010 Rs. 45.20/- per share	10	**19,023,541**	**295,057,753**	18,705,907	275,946,602
(317,634 equity shares purchased during the year)					
(Goodwill on Acquisition = Rs. 121,734,543/-; 31.03.2009: Rs. 121,734,543)					
B) Unquoted					
I) Associates					
British American Hospitals Enterprises Ltd	100MUR	**1,393,079**	**135,100,702**	1,393,079	194,167,698
(Capital Reserve on Acquisition = Rs.122,567,274/-; 31.03.2009: Rs.122,567,274)					
Stemcyte India Therapautics Private Limited (88,303 Equity Shares allotted during the year) (Good will on acquisition Rs. 49,911,697)	1	**88,303**	**61,844,283**	-	-
Ii) Long Term - Others					
Kurnool Hospitals Enterprises Limited	10	**157,500**	**1,732,500**	157,500	1,732,500
Long Term Investments (at cost)					
A) Quoted					
Debentures					
Debentures of Citl CORP Finance (India) Limited ("Company") CFIL NCD Series 214 Non-Convertible Redeemable Debentures @ (250 debentures sold during the year)	1,000,000	-	-	250	250,000,000
In fully paid up Equity Share Capital					
The Karur Vysya Bank ltd Market Value as on 31.03.2010 Rs.460.35 per share	10	**6,537**	**1,940,243**	6,537	1,940,243
Cholamandalam DBS Finance Ltd Market Value as on 31.03.2010 Rs 93.70 per share	10	**1,000**	**156,068**	1,000	156,068
Carol Info Services Limited (5,000 equity shares sold during the year)	10	-	-	5,000	300,068
	B/f		**496,121,849**		**724,503,479**

Description	Face Value Rs.	31.03.2010 No of Equity Shares	31.03.2010 Total Rs.	31.03.2009 No of Equity Shares	31.03.2009 Total Rs.
	C/f		**496,121,849**		724,503,479
i) Unquoted					
Associates					
Family Health Plan Limited	10	**490,000**	**22,055,761**	490,000	20,298,956
(Capital Reserve on Consolidation: Rs. 4,245,685/-; 31.03.2009: Rs. 4,245,685/-)					
* * Apollo Health Street Limited	10	**11,181,360**	**3,018,142,984**	11,181,360	2,466,702,163
(Goodwill on Acquisition = Rs. 1,071,015,460/-; 31.03.2009: Rs. 1,062,677,518)					
Others					
Sunrise Medicare Private Limited	10	**250,000**	**392,434**	250,000	2,500,000
Current Investment - Others					
Current Investment (lower of cost and market value)					
Certificate of Deposit - HDFC Bank					
Non-Cumulative Fixed Deposits					100,000,000
Others - Mutual Fund					
Reliance Income Fund Retail Plan - Growth Plan - Growth Option Net Asset Value as on 31.03.2010 Rs. 30.8515 per unit	10	**30,231**	**700,260**	30,231	700,260
Reliance Income Fund-Retail Plan - Quarterly dividend Plan (11,546,810 units sold during the year)	10	-	-	11,546,810	150,000,000
Reliance Fixed Time Horizon Fund VII-series 5 Institutional Dividend plan (1,228,652.40 units cumulated during the year 76,228,652 units sold during the year)	10	-	-	75,000,000	750,000,000
HDFC Cash Management Fund -Treasury Advantage Plan - Wholesale - Daily Dividend, Option : Reinvest	10	-	-	15,266,101	153,141,896
(49,842,994.57 units purchased during the year. 227,192.31 units cumulated during the year. 65,336,288.28 units sold during the year.)					
HDFC-FMP 370D Mar 2008(Vii)(2)Whole sale plan GrowthPayout option (50,000,000 units sold during the year)	10	-	-	50,000,000	500,000,000
Canara Robeco Fixed Maturity Institutional Growth- Plan 2 (13 Months) (25,000,000 units sold during the year)	10	-	-	25,000,000	250,000,000
Kotak FMP 13M series 4 Institutional Growth (25,000,000 units sold during the year)	10	-	-	25,000,000	250,000,000
Reliance Liquidity Fund - Daily Dividend Reinvestment Option (135,458,008.02 units purchased during the year. 1,241,859.53 units cumulated during the year. 136,699,867.55 units sold during the year)	10	-	-	-	-
	B/f		**3,537,413,288**		5,367,846,754

Description	Face Value Rs.	31.03.2010 No of Equity Shares	31.03.2010 Total Rs.	31.03.2009 No of Equity Shares	31.03.2009 Total Rs.
	C/f		3,537,413,288		5,367,846,754
Reliance Floating rate fund - daily dividend reinvestment plan (37,736,973.30 units purchased during the year 616,813.15 units cumulatecd during the year 38,353,786.45 units sold during the year)	10	-	-	-	-
HDFC Cash Management Fund - Savings Plan- Daily Dividend Reinvestment, Option: Reinvest (82,734,759.88 units purchased during the year. 9,086.649 units cumulated during the year. (82,743,846.53 units sold during the year)	10	-	-	-	-
HDFC Floating Rate Income Fund - Short Term Plan - Wholesale Option - Dividend Reinvestment - Daily, Option : Reinvest (137,332,856.03 units purchased during the year. 1,119,233.912 units cumulated during the year.138,452,089.945 units sold during the year)	10	-	-	-	-
ICICI Prudential Flexible Income Plan Premium - Daily Dividend (23,645,763.762 units purchased during the year. 203,073.197 units cumulated during the year. 23,848,836.959 units sold during the year)	10	-	-	-	-
ICICI Prudential Institutional Liquid Plan-Super Institutional Daily Div (29,995,950.763 units purchased during the year. 3,259.096 units cumulated during the year. 29,999,209.859 units sold during the year)	10	-	-	-	-
IDFC Cash Fund - Super Inst Plan C - Daily Dividend (19,995,001.250 units purchased during the year. 2,290.074 units cumulated during the year. 19,997,291.324 sold during the year)	10	-	-	-	-
IDFC Money Manager Fund - TP - Super Inst Plan C - Daily Div (19,999,290.753 units purchased during the year.256,277.781 cumulated during the year. 20,255,568.534 units sold during the year)	10	-	-	-	-
Kotak Flexi Debt Scheme Insitutional - Daily Dividend (11,943,269.48 units purchased during the year. 89,008.015 units cumulated during the year. 12,032,277.486 units sold during the year)	10	-	-	-	-
ICICI Prudential Flexible Income Plan Premium - Daily Dividend (966,245.495 units purchased during the year. 5,454.974 units cumulated during the year. 971,700.469 units sold during the year)	100	-	-	-	-
ICICI Prudential Liquid Super Institutional Plan - Div - Daily (1,026,915.201 units purchased during the year.370.205 units cumulated during the year.1,027,285.406 units sold during the year)	100	-	-	-	-
Reliance Money Manager - Insitutional Option-Daily Dividend plan (1,515,272.10 units purchased during the year. 7062.02 units cumulated during the year 1,522,334.12 units sold during the year)	1000	-	-	-	-
	B/f		3,537,413,288		5,367,846,754

Description	Face Value Rs.	31.03.2010 No of Equity Shares	31.03.2010 Total Rs.	31.03.2009 No of Equity Shares	31.03.2009 Total Rs.
	C/f		**3,537,413,288**		5,367,846,754
4. Advance for Investments in shares for various projects under construction			**332,198,265**		337,754,819
			3,869,611,553		5,705,601,573
Add: Share of Joint Ventures			**296,163,792**		208,714,659
Refer clause 2 (C) (3) of Schedule J					
Total Investments			**4,165,775,345**		**5,914,316,232**
# Formerly Imperial Cancer Hospitals and Research Centre Limited					
## Formerly Apollo DKV Insurance Company Limited					
* Formerly Apollo Gleneagles PET CT Limited					
* * Formerly Apollo Health Street Private Limited					
Aggregate amount of Quoted Investments					
Market Value Rs. 848,610,004/- (31.03.2009 Rs. 799,066.131/-)			**297,154,064**		528,342,981
Aggregate amount of Unquoted Investments			**3,536,423,016**		5,048,218,432
Advance for Investments in shares			**332,198,265**		337,754,819
Total			**4,165,775,345**		**5,914,316,232**

	31.03.2010		31.03.2009	
	Rs.	Rs.	Rs.	Rs.
SCHEDULE - 'H'				
Current Assets, Loans & Advances				
A. Current Assets				
(1) Inventories (at cost)**				
(i) Medicines	**1,045,521,393**		858,350,326	
(ii) Stores, Spares	**148,292,071**		47,651,607	
(iii) Lab Materials	**2,708,232**		16,661,834	
(iv) Surgical Instruments	**125,449,289**		103,158,331	
(v) Other Consumables	**64,256,452**		111,520,264	
		1,386,227,437		1,137,342,362
Add: Share of Joint Ventures Refer clause 2 (C) (3) of Schedule J		**26,011,409**		24,294,880
		1,412,238,846		**1,161,637,242**
(As taken, certified, and valued by Management)				
(2) Sundry Debtors				
Refer clause 20 of Schedule J				
(i) Debtors Outstanding for a period exceeding six months	**422,053,961**		567,580,531	
Less : Provisions for Bad Debts	**13,485,712**	**408,568,249**	5,593,603	561,986,928
(ii) Others Debts		**1,684,273,255**		1,080,237,784
		2,092,841,504		1,642,224,711
Add:Share of Joint Ventures Refer clause 2 (C) (3) of Schedule J		**135,534,675**		101,918,513
		2,228,376,178		**1,744,143,224**
(3) Cash and Bank Balances				
(i) Cash Balance on hand	**35,922,007**		34,040,425	
(ii) Bank Balance				
(a) with scheduled banks				
(i) On Currrent Account	**1,752,016,192**		515,070,587	
(ii) On Deposit Account	**1,126,680,181**		141,652,050	
(b) With non-scheduled banks	**46,255,100**		1,951,508	
		2,960,873,480		692,714,570
Add:Share of Joint Ventures Refer clause 2 (C) (3) of Schedule J		**155,856,061**		183,330,234
		3,116,729,541		**876,044,804**
B. Loans and Advances				
Refer clause 20 of Schedule J				
(4) Advances				
(i) For Capital Items	**202,936,925**		78,876,655	
(ii) To Suppliers	**124,320,368**		64,796,102	
(iii) Others Advances	**1,501,926,417**		1,075,138,051	
(iv) Staff Advances	**38,011,368**		35,080,715	
		1,867,195,078		**1,253,891,523**

	31.03.2010		31.03.2009	
	Rs.	Rs.	Rs.	Rs.
(5) Advance Tax		**1,754,756,710**		1,239,431,655
(6) Deposits				
(a) With Government	**51,276,383**		42,313,927	
(b) With others	**611,858,871**		508,370,164	
		663,135,254		550,684,091
(7) Prepaid Expenses		**70,843,304**		63,833,770
(8) Rent Receivables		**4,334,678**		4,419,689
(9) Service Charges Receivables		**2,830,723**		1,792,820
(10) Tax Deducted at Source		**748,335,905**		458,710,082
(11) Franchise Fees Receivable		**6,567,555**		4,078,524
(12) Royalty Receivables		**-**		2,135,900
		5,117,999,207		3,578,978,054
Add:Share of Joint Ventures Refer clause 2 (C) (3) of Schedule J		**119,657,785**		84,122,705
		5,237,656,993		3,663,100,759
Total of Current Assets, Loans & Advances (A + B)		**11,995,001,557**		**7,444,926,029**

SCHEDULE - 'I'

Miscellaneous Expenditure

(To the extent not written off or adjusted)

(a) Preliminary & Other Expenses Including commission, brokerage underwriting of subcription of shares and debentures	-	240,000
(b) Deferred Revenue Expenditure	**120,000**	217,575
Total	**120,000**	**457,575**

Schedules to Consolidated Profit and Loss Account

	31.03.2010		31.03.2009	
	Rs.	Rs.	Rs.	Rs.
SCHEDULE - I				
Other Income				
(a) Interest Earned		95,875,402		20,612,499
(b) Dividend		94,660,983		146,715,058
(c) Income from Treasury Operations		31,350,000		11,285,869
(d) Profit on sale of Investment		81,723,339		10,092,109
(e) Profit on sale of Asset		604,126		321,913
		304,213,850		189,027,448
Add:Share of Joint Ventures Refer clause 2 (C) (3) of Schedule J		18,176,827		18,961,558
Total		322,390,677		207,989,006
SCHEDULE - II				
Operative Expenses				
Materials Consumed				
(a) Opening stock	1,086,215,172		800,863,459	
ADD :				
(i) Purchases	10,043,730,075		8,186,392,648	
(ii) Customs Duty	1,391,323		4,993,390	
(iii) Freight Charges	17,324,122		10,583,421	
	11,148,660,692		9,002,832,918	
LESS :				
Closing stock	1,358,079,756	9,790,580,936	1,086,116,379	7,916,716,539
(b) Fees to Consultants		6,355,818		4,146,231
(c) Power & Fuel		343,924,604		285,623,947
(d) House Keeping Expenses		201,440,304		189,683,769
(e) Water Charges		38,682,362		33,819,311
		10,380,984,024		8,429,989,797
Add:Share of Joint Ventures Refer clause 2 (C) (3) of Schedule J		345,001,584		298,016,734
Total		10,725,985,608		8,728,006,531
SCHEDULE - III				
Payments to and Provisions for Employees				
(a) Salaries & Wages		2,586,204,956		2,042,051,723
(b) Contribution to Provident Fund		134,995,290		108,732,758
(c) Employee State Insurance		17,787,827		13,459,577
(d) Provision on Retirement Obligation		60,201,625		1,535,897
(e) Staff Welfare Expenses		174,504,316		146,292,867
(f) Staff Education & Training		10,904,762		13,074,727
(g) Bonus		115,998,666		94,136,251
		3,100,597,442		2,419,283,800
Add:Share of Joint Ventures Refer clause 2 (C) (3) of Schedule J		207,329,710		175,060,657
Total		3,307,927,152		2,594,344,457

	31.03.2010		31.03.2009	
	Rs.	Rs.	Rs.	Rs.
SCHEDULE - IV				
Adminstration & Other Expenses				
(a) Rent		679,176,977		546,759,908
(b) Rates & Taxes		53,231,565		52,058,096
(c) Printing & Stationery		162,219,461		151,036,257
(d) Postage & Telegram		25,401,447		13,302,361
(e) Insurance		34,072,657		27,901,842
(f) Directors Sitting Fees		1,790,000		1,880,000
(g) Advertisement, Publicity & Marketing		205,349,031		251,135,680
(h) Travelling & Conveyance		173,202,418		176,298,367
(i) Subscriptions		7,948,854		2,579,724
(j) Security Charges		55,591,259		44,821,469
(k) Legal & Professional Fees		173,319,608		127,151,868
(l) Continuing Medical Education & Hospitality Expenses		11,217,189		4,748,568
(m) Hiring Charges		30,090,445		31,547,900
(n) Seminar Expenses		2,334,418		4,693,453
(o) Telephone Expenses		72,032,944		69,840,818
(p) Books & Periodicals		6,930,335		5,971,933
(q) Miscellaneous Expenses		143,217,292		53,530,033
(r) Investment written off		5,557,098		-
(s) Bad Debts Written off		94,848,928		36,482,385
(t) Provision for Bad Debts		7,892,108		4,620,050
(u) Donations		4,049,263		5,895,769
(v) Royalty paid		1,227,147		1,069,103
(w) Repairs & Maintenance				
(i) Buildings	130,865,036		109,987,431	
(ii) Equipments	196,163,390		151,090,843	
(iii) Vehicles	20,505,067		20,352,600	
(iv) Office maintenance & Others	112,140,495	459,673,988	96,692,767	378,123,641
(x) Loss on sale of Assets		20,143,682		16,766,248
(y) Loss on sale of current Investment		433,091		4,124,625
(z) Outsourcing Expenses		333,488,038		206,299,652
		2,764,439,244		2,218,639,750
Add:Share of Joint Ventures Refer clause 2 (C) (3) of Schedule J		453,199,143		326,653,977
Total		3,217,638,387		2,545,293,727
SCHEDULE V				
Financial Expenses				
(a) Interest on				
(i) Fixed Loans	405,320,307		244,302,826	
(ii) Fixed Deposits	29,895,246		12,885,665	
		435,215,553		257,188,491
(b) Bank charges		31,935,487		32,721,224
(c) Brokerage & commission		2,629,449		1,465,515
(d) Foreign Exchange loss		17,583,564		31,087,438
		487,364,054		322,462,668
Add:Share of Joint Ventures Refer clause 2 (C) (3) of Schedule J		114,694,335		136,327,444
Total		602,058,389		458,790,112

Notes Forming Part of the Accounts

Schedule (J)

Accounting Policies & Notes Forming Part of Consolidated Accounts of Apollo Hospitals Enterprise Limited, its Subsidiaries, Associates and Joint Ventures.

1. **BASIS OF ACCOUNTING**

The financial statements are prepared under the historical cost convention under accrual method of accounting and as a going concern, in accordance with the Generally Accepted Accounting Principles (GAAP) prevalent in India and the Mandatory Accounting Standards issued by the Institute of Chartered Accountants of India (ICAI) and according to the provisions of the Companies Act, 1956.

Apollo Munich Health Insurance Company Limited (Formerly Apollo DKV Insurance Company Limited)

The financial statements have been prepared in accordance with generally accepted accounting principles and practices followed in India and conform to the statutory requirements of Insurance Act 1938, Insurance Regulatory and Development Authority Act 1999, Insurance Regulatory and Development Authority (Preparation of Financial Statements and Auditor's Report of Insurance Companies) Regulations 2002, orders and directions issued by Insurance Regulatory and Development Authority (IRDA) in this regard, The Companies Act, 1956 and the accounting standards issued by the Institute of Chartered Accountants of India (ICAI) to the extent applicable. The financial statements have been prepared on historical cost convention and on accrual basis as a going concern.

Apollo Hospital (UK) Limited

The financial statements have been prepared in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). Suitable accounting policies are selected and applied consistently and judgments and estimates made are reasonable and prudent. The financial statements have been prepared on a going concern basis unless it is inappropriate to presume that the Company will continue in business.

British American Hospitals Enterprises Limited.

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) on historical cost basis.

2. **BASIS OF CONSOLIDATION**

Apollo Hospitals Enterprise Limited

The Consolidated Financial Statements have been prepared in accordance with Accounting Standard 21-'Consolidated Financial Statements', Accounting Standard 23-'Accounting for Investment in Associates in Consolidated Financial Statements' and Accounting Standard 27-'Financial Reporting of Interests in Joint Ventures', issued by the Institute of Chartered Accountants of India (ICAI)

A.Investment in Subsidiaries

1.The Subsidiary Companies considered for the purpose of consolidation are:

Name of the Subsidiary	Country of Incorporation	Percentage of holding as on 31.03.2010	Percentage of holding as on 31.03.2009
Unique Home Health Care Limited.	India	100.00	100.00
AB Medical Centres Limited.	India	100.00	100.00
Apollo Health and Lifestyle Limited.	India	86.95	86.95
Samudra Healthcare Enterprise Limited.	India	100.00	100.00
Imperial Hospital & Research Centre Limited *	India	51.00	51.00
Apollo Hospital (UK) Limited	United Kingdom	100.00	100.00
Pinakini Hospitals Limited	India	74.94	74.94
Apollo Cosmetic Surgical Centre Private Limited@	India	66.91	-
ISIS Healthcare India Private Limited	India	#	#
Mera Healthcare Private Limited	India	#	-

*Formerly Imperial Cancer Hospital & Research Centre Limited

@ During 2008-09, shown under advance for investment. Shares allotted on October 7, 2009.

Subsidiary of Apollo Health and Lifestyle Limited.

2. Financial Statements of all the subsidiaries have been drawn upto 31st March 2010

3. Minority Interest consists of their share in the net assets of the subsidiaries, as on the date of Balance Sheet.

4. The amount of Deferred Revenue Expenditure (attributable to the Holding Company) not written off at the end of the financial year immediately preceding the date of acquisition of the Subsidiary Company has been duly adjusted and the amount appearing as deferred revenue expenditure in the Balance Sheet are those pertaining to the post acquisition period.

B. Investment in Associates

1. The Associate Companies considered in the Consolidated Financial Statements are:

Name of the Associate Company	Country of Incorporation	Proportion of ownership interest (%) as on 31.03.2010	Proportion of ownership interest (%) as on 31.03.2009
Indraprastha Medical Corporation Limited	India	20.75	20.40
Family Health Plan Limited.	India	49.00	49.00
Apollo Health Street Limited *	India	39.46*	45.51*
British American Hospitals Enterprise Limited	Mauritius	19.72	19.72
Stemcyte India Therapautics Private Limited#	India	13.05	-

* Apollo Hospitals Enterprise Limited directly holds 38.77 % in Apollo Health Street Limited (formerly Apollo Health Street Private Limited) and a further 0.69 % through its wholly owned subsidiary Unique Home Health Care Ltd.

Shares ware alloted on July 18, 2009

2. The financial statements of all associates are drawn upto 31st March 2010 except in the case of British American Hospitals Enterprise Limited, which is drawn upto 31st December 2009. The effect of significant events or transactions between the Company and British American Hospitals Enterprise Limited that occurred between the date of the associate's financial statements and the Company's consolidated financial statements has been considered in the preparation of consolidated financial statements in accordance with Accounting Standard 23 'Accounting for Investment in Associates' issued by the Institute of Chartered Accountants of India.

3. In the case of Stemcyte India Therapautics Pvt Ltd an associate only Board adopted accounts has been taken for consolidation.

C. Interests in Joint Ventures

1. The following are jointly controlled entities.

Name of the Company	Country of Incorporation	Proportion of ownership interest (%) as on 31.03.2010	Proportion of ownership interest (%) as on 31.03.2009
Apollo Gleneagles Hospitals Limited	India	50.00	50.00
Apollo Gleneagles PET - CT Private Limited#	India	50.00	50.00
Apollo Hospitals International Limited	India	50.00**	50.00**
Western Hospitals Corporation Private Limited	India	40.00	40.00
Apollo Munich Health Insurance Company Limited*	India	16.71	20.12
Apollo Lavasa Health Corporation Limited @	India	6.77	-
Quintiles Phase One Clinical Trials India Private Limited##	India	40.00	-

Formerly Apollo Gleneagles PET CT Limited.

* Formerly known as Apollo DKV Insurance Company Limited.

@ Shares were allotted on May 12, 2009.

Entered into Joint Venture Agreement with Apollo Hospitals Enterprise Limited during 2009-10.

** Apollo Hospitals Enterprise Limited directly holds 7.91% (0.52%) in Apollo Hospitals International Limited and a further 42.09 (49.48%) through its wholly owned subsidiary Unique Home Health Care Limited.

Apollo Lavasa Health Corporation Limited has been considered as joint venture based on the agreement between Apollo Hospitals Enterprise Limited and Apollo Lavasa Health Corporation Limited.

In respect of Universal Quality Services LLC, Dubai, in the absence of any business activity during the year 2009-10, the effect of the operations has not been included in the Consolidated Financial Statements. The Company is in the process of being liquidated after obtaining necessary Statutory permissions. The whole of the amounts in the form of investments have been written off in the books of Apollo Hospitals Enterprise Limited.

2. The Financial statements of all the Joint Ventures are drawn upto 31st March 2010.

3. **The Group's interests in the Joint Ventures accounted for using proportionate consolidation in the Consolidated Financial Statements are:**

I	ASSETS	As at 31st March, 2010 (Rs)	As at 31st March, 2009 (Rs)
	1.Net Fixed Assets	**1,576,387,333**	1,597,262,724
	2. Capital Work-in-Progress	**294,202,496**	72,934,481
	3.Investments	**296,163,792**	208,714,659
	4.Current Assets, Loans and Advances		
	a) Inventories	**26,011,409**	24,294,880
	b) Sundry Debtors	**135,534,675**	101,918,513
	c) Cash and Bank Balances	**155,856,061**	183,330,234
	d) Loans and Advances	**119,657,785**	84,122,705
	5. Deferred Tax Asset	**99,344,396**	101,175,521
II	**LIABILITIES**	**As at 31st March, 2010 (Rs)**	**As at 31st March, 2009 (Rs)**
	1.Secured Loans	**1,073,764,617**	1,091,053,432
	2.Unsecured Loans	**169,405,114**	162,320,836
	3.Current Liabilities and Provisions		
	a) Liabilities	**518,372,829**	421,262,053
	b) Provisions	**7,066,295**	6,335,139
III	**INCOME**	**For the year ended 31st March, 2010 (Rs)**	**For the year ended 31st March, 2009 (Rs)**
	1.Income from healthcare services	**1,058,156,717**	831,326,840
	2.Other Income	**29,880,069**	18,961,558

IV	EXPENSE	For the year ended 31st March, 2010 (Rs)	For the year ended 31st March, 2009 (Rs)
	1. Operating Expenses	**345,001,584**	298,016,734
	2. Payment and provisions to employees	**207,329,710**	175,060,657
	3. Administrative and other expense	**453,199,143**	326,653,977
	4. Financial expense	**117,323,295**	136,327,444
	5. Depreciation /Amortization	**118,724,277**	110,903,651
	6. Profit Before Taxation	**(153,541,223)**	(196,674,064)
	7. Provision for Taxation (Including Deferred Tax Liability and Fringe Benefit Tax)	**2,660,972**	2,094,338
	8. Deferred Tax Asset	**NIL**	1,549,899
	9. Proft after taxation before minority interests	**(156,202,195)**	(195,124,166)
	10. Minority interests	**NIL**	NIL
	11. Net Profit	**(156,202,195)**	(195,124,166)
V	**OTHER MATTERS**	**As at 31st March, 2010 (Rs)**	**As at 31st March, 2009 (Rs)**
	1. Contingent Liabilities	**153,672,720**	118,091,560
	2. Capital Commitments	**106,460,520**	48,026,000

D. As far as possible the Consolidated Financial Statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances, and are presented in the same manner as the Company's separate financial statements.

E. The effects arising out of variant accounting policies among the group companies have not been calculated and dealt with in the Consolidated Financial Statements since it is impracticable to do so. Accordingly, the variant accounting policies adopted by the Associates and Joint Ventures have been disclosed in the financial statements.

F. For the fiscal year ending 31st March 2010, the company (AHEL) has been exempted from publishing the standalone accounts of all ten of its subsidiaries under section 212(1) of the Companies Act, 1956. However, necessary disclosure under section 212(1) has been made.

G. In case of British American Hospitals Enterprises Limited, an associate, the foreign operations are considered as non-integral foreign operations. Hence, the assets and liabilities have been translated at the exchange rates prevailing on the date of Balance Sheet, income and expenditure have been translated at average exchange rates prevailing during the reporting period. Resultant currency exchange gain or loss is transferred to Foreign Currency Translation Reserve.

3. SIGNIFICANT ACCOUNTING POLICIES

A. Use of Estimates

The preparation of financial statements in confirmity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported values of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Although these estimates are based upon management's best knowledge of current events and actions, actual results could differ from the estimates.

B. Inventories

1. The inventories of all medicines, medicare items traded and dealt with by the Company are valued at cost. In the absence of any further estimated costs of completion and estimated costs necessary to make the sale, the Net Realisable Value is not applicable. Cost of these inventories comprises of all costs of purchase and other costs incurred in bringing the inventories to their present location after adjusting for VAT wherever applicable, applying the FIFO method.

2. Stock of provisions, stores (including lab materials and other consumables), stationeries and housekeeping items are stated at cost. The net realisable value is not applicable in the absence of any further modification/ alteration before being consumed in-house only. Cost of these inventories comprises of all costs of purchase and other costs incurred in bringing the inventories to their present location after adjusting for VAT wherever applicable, applying the FIFO method.

3. Surgical instruments, linen, crockery and cutlery are valued at cost and are subject to 1/3 write off wherever applicable applying FIFO method. The net realisable value is not applicable in the absence of any further modification/alteration before being consumed in-house. Cost of these inventories comprises of all costs of purchase and other costs incurred in bringing the inventories to their present location.

4. Imported inventories are accounted for at the applicable exchange rates prevailing on the date of transaction.

Apollo Gleneagles Hospitals Limited

Inventories are valued at lower of the cost or net realisable value. Costs have been calculated on FIFO basis. Items such as surgical equipments/tools etc. are charged out over a period of 36 months from the month of purchase.

C. Prior Period Items and Extraordinary Items

Prior period items and extraordinary items are separately classified, identified and dealt with as required under Accounting Standard 5 on 'Net Profit or Loss for the Period, Prior Period Items and Changes in Accounting Policies' issued by the Institute of Chartered Accountants of India.

D. Depreciation and Amortisation

i. Depreciation has been provided

   a. On assets installed after 1st April 1987 on straight-line method at rates specified in Schedule XIV of the Companies Act, 1956 on single shift basis.

   b. On assets installed prior to 2nd April 1987 on straight-line method at the rates equivalent to the Income Tax rates.

ii. Depreciation on new assets acquired during the year is provided at the rates applicable from the date of acquisition to the end of the financial year.

iii. In respect of the assets sold during the year, depreciation is provided from the beginning of the year till the date of its disposal.

iv. Individual assets acquired for Rs.5,000/- and below are fully depreciated in the year of acquisition.

v. Amortization

   a. The cost/premium of land and building taken on lease by the company from Orient Hospital, Madurai will be amortised over a period of 30 years though the lease is for a period of 60 years.

   The Company has entered into a lease agreement for a period of 9 years with an option to extend the lease by another 16 years. The depreciation on the leasehold building is charged on a straight line basis with the lease period being considered as 25 years. This is in conformity with the definition of lease term as per Clause 3 of AS 19 'Leases' issued by the Institute of Chartered Accountants of India.

   b. Unrealised amounts on project development and pre-operative project expenses incurred at Bilaspur Hospital amounting to Rs. 56,622,740/- are included in advances and deposits account. The above expenses incurred on project will be amortised over the balance lease period of 10 years. The balance yet to be amortised as on 31.03.2010 is Rs. 31,457,082/- (Rs. 34,602,786/-).

c. A lease rental on operating leases is recognised as an expense in the Profit & Loss Account on straight-line basis as per the terms of the agreement in accordance with Accounting Standard 19 'Leases' issued by the Institute of Chartered Accountants of India.

AB Medical Centres Limited

Depreciation on Fixed Asset purchased before December 1993 are provided on Straight Line Method (on pro-rata basis) at the old rates prescribed in Schedule XIV of the Companies Act, 1956 and assets purchased after January 1994 are provided on Straight Line Method (on pro-rata basis) at the new rates prescribed in Schedule XIV of the Companies Act, 1956.

Apollo Health and Lifestyle Limited

Depreciation is provided using the straight-line method, 'pro rata' for the period of use of the assets, at annual depreciation rates stipulated in Schedule XIV to the Indian Companies Act, 1956, or based on the estimated useful lives of the assets, whichever is higher, as follows:

Asset	Rates of Depreciation
Furniture & Fittings	6.33%
Leasehold Improvements	20.00%
Leasehold Improvements - Furniture	6.33%
Office Equipment	4.75%
Air Conditioners	4.75%
Electrical Installation	4.75%
Computers & Software	16.21%

Fixed Assets having an original cost less than Rs.5000/- individually are fully depreciated in the year of purchase or installation. Assets under finance lease are amortised over the useful life or lease term, as appropriate.

Apollo Gleneagles Hospital Limited

Depreciation on fixed assets is provided for on straight-line basis as follows:

Hospital Buildings at 3.33%

Other Assets - As per Schedule XIV of the Companies Act, 1956.

Apollo Munich Health Insurance Company Limited

(Formerly Apollo DKV Insurance Company Limited)

Depreciation on fixed assets is provided on straight line method (SLM) with reference to the management's assessment of the estimated useful life of the asset or rates mentioned in Schedule XIV to Companies Act, 1956, whichever is higher. The depreciation rates used are follows:

Asset Class	Rate of Depreciation
Information Technology Equipment	25%
Computer Software	20%
Office equipments	25%
Furniture & Fixtures	25% or on the basis of lease term of premises, whichever is higher
Vehicles	20%
Media Films	33%

Assets individually costing up to Rs. 20,000/- are fully depreciated in the year of purchase.

Depreciation on assets purchased / disposed off during the year is provided on pro rata basis with reference to the date of addition / deletion.

Indraprastha Medical Corporation Limited

a. Depreciation is charged on straight line method at the rates prescribed under Schedule XIV to the Companies Act, 1956 (considered the minimum rate) or higher rates if the estimated useful life, based on technological evaluation of the assets are lower than as envisaged under Schedule XIV to the Companies Act, 1956. In case of additions and deletions during the year, the computations are on the basis of number of days for which the assets have been in use. Assets costing not more than Rs.5,000/- each, individually have been depreciated in the year of purchase.

b. When impairment loss/ reversal is recognised, the depreciation charge for the asset is adjusted in future periods to allocate the asset's revised carrying amount, less its residual value (if any) on a systematic basis over its remaining useful life.

Family Health Plan Limited

Depreciation of fixed assets has been provided on written down value method at the rates prescribed in Schedule XIV of the Companies Act, 1956. Depreciation on new assets acquired during the period has been provided at the rates applicable from the date of its acquisition to the end of the financial year.

Apollo Health Street Limited

(a) Depreciation and amortization is provided using the Straight Line Method ("SLM"), except as stated in the Note (b), at the rates based on useful lives of the assets estimated by Management or at the rates prescribed under schedule XIV of the Companies Act, 1956 whichever is higher, as mentioned below:

Nature of the fixed assets	Useful lives	Rates Considered	Schedule XIV Rates
Computers and computer equipment	3 years	33.34%	16.21%
Office equipment	5 years	20%	4.75%
Furniture and fixtures	5 years	20%	6.33%
Vehicles	5 years	20%	9.75%
Leasehold improvements	Shorter of lease period and estimated useful lives of such assets		

Individual assets costing 5,000 or less are fully depreciated in the year of purchase.

During the year, Apollo Heath Street International has acquired certain second hand fixed assets in the nature of computer equipment, office equipment and furniture and fixtures for which the useful life is estimated as one year.

(b) In the current year, three of the subsidiaries of the Company viz. Apollo Health Street International, Zavata Incorporated and Zavata India Private Limited have re-estimated useful lives and changed accounting policy for certain category of assets with effect from April 1, 2009. The new rates and policy are as follows:

Description	New Useful life	Old Useful life
Computers	3 years	5 years
Vehicles	5 years	3-7.4 years
Furniture and Fittings	5 years	3-10.5 years

Had the Company continued to use the earlier basis of providing depreciation, the depreciation for the current year would have been lower by Rs.9,932,518 /- and profit and net block for the current year would have been higher by Rs.9,932,518/-.

British American Hospitals Enterprises Limited

Depreciation is charged to the Income Statement so as to write off the cost or valuation of equipment. No depreciation is charged on assets work-in-progress.

E. Revenue Recognition

i. Income from Healthcare Services is recognised on completed service contract method. The hospital collections of the company are net of discounts of Rs. 59,991,432/- (Rs. 20,519,381/-). Revenue also includes the value of services rendered, pending billing, in respect of in-patients undergoing treatment as on 31st March 2010.

ii. Pharmacy Sales are stated net of returns, discounts and exclusive of VAT wherever applicable.

iii. Hospital Project Consultancy income is recognised as and when it becomes due, on percentage completion method, on achievement of milestones.

iv. Income from Treasury Operations is recognised on receipt or accrual basis whichever is earlier.

v. Interest income is recognised on a time proportion basis taking into account the amount outstanding and the rate applicable.

vi. Royalty income is recognised on an accrual basis in accordance with the terms of the relevant agreement.

vii. Dividend income is recognised as and when the owner's right to receive payment is established.

Unique Home Health Care Limited

i. Income from medical services is recognized net of payment to Medical staff.

ii. Income from Hostel Receipts is recognized net of payment made towards Hostel Rent and Mess Expenses and is accounted on accrual basis

Apollo Health and Lifestyle Limited

The Company has recognized revenue as follows.

One Time License Fee:

A) With reference to clinics, the one time license fee is recognized 70% on signing the MOU 15% on completion of 3 months from the date of signing MOU and the balance 15% on commencing of operation.

B) With reference to cradles, the one time license fee is recognized based on percentage of completion method.

Operating License Fee

Operating License Fee income has been recognized based on the percentage of the gross sales of operational clinics and for the clinics or cradles which became operational during the year from the date of commencement till March 31, 2010.

Apollo Munich Health Insurance Company Limited

(Formerly Apollo DKV Insurance Company Limited)

i. Premium

Premium (net of service tax) is recognized as income over the contract period or period of risk, whichever is appropriate. Any subsequent revision or cancellation of premium is accounted for in the year in which they occur.

ii. Commission on reinsurance premium

Commission on reinsurance ceded is recognized in the year of cessation of reinsurance premium.

Profit commission under reinsurance treaties, wherever applicable, is recognized in the year of final determination of the profits and as intimated by the reinsurer.

iii. Premium Deficiency

Premium deficiency is recognized whenever the ultimate amount of expected claims, related expenses and maintenance costs exceeds related sum of premium carried forward to the subsequent accounting period as reserve for unexpired risk.

iv. Reserve for unexpired risk

Reserve for unexpired risk represents that part of net premium (premium net of reinsurance ceded) attributable to the succeeding accounting period subject to a minimum amount of reserves as required by Sec.64V (1) (ii) (b) of the Insurance Act, 1938.

v. Interest / Dividend Income

Interest income is recognized on accrual basis. Accretion of discounts and amortization of premium relating to debt securities is recognized over the holding/ maturity period. Dividend is recognized when the right to receive the dividend is established.

Quintiles Phase One Clinical Trials India Private Limited

Income from fixed deposits is booked on time proportion basis taking into account the amount invested and the rate of interest.

Family Health Plan Limited

The revenue from Third Party Agreement (TPA) operations is accounted in line with the wordings in the mediclaim policy, which specifies the conditions under which the premium paid will be refunded, thereby aligning the revenue recognition with the policy wordings.

All other streams of revenue are being recognized on accrual basis and prorated till the end of the financial year. Income from Third Party Agreement (TPA) operations is recognized inclusive of applicable service tax.

Indraprastha Medical Corporation Limited

(i) Revenue is recognized on accrual basis. Hospital Revenue comprises of income from services rendered to the out-patients and in-patients. Revenue also includes value of services rendered pending billing in respect of in-patients undergoing treatment as on 31st March 2010.

(ii) The revenue in respect of export benefits is recognized on the basis of foreign exchange earned during the year at the rate at which the said entitlement accrues to the extent there is no significant uncertainty as to the amount of consideration that would be derived and as to the ultimate collection.

Apollo Health Street Limited

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The company recognizes revenue from the last billing date to the balance sheet date for work performed but not billed as unbilled revenues which are included in other current assets.

The Company recognizes revenue on the following basis:

a) Revenue cycle management services-fees for services are primarily based on percentage of net collections on clients' accounts receivable. Revenue is recognized when the right to receive such revenue is established.

b) Professional services fees including medical coding and billing services-on rendering of the services based on the terms of the agreements/ arrangements with the concerned parties.

c) Time and material contracts-revenues are recognized on the basis of time spent and duly approved by the respective customers.

d) Software development and implementation-Software development.

   On the basis of software developed and billed, as per the terms of contracts based on milestones achieved under the percentage of completion method.

   Software implementation-

   On the completion of installation based on the terms of arrangements with the concerned parties.

e) Interest-Revenue is recognized on a time proportionate basis taking into account the amounts outstanding and the rates applicable.

F. Fixed Assets

a. All Fixed Assets are stated at their original cost of acquisition less accumulated depreciation and impairment losses are recognised where necessary (Also refer Clause N in the Notes forming part of Accounts). Additional cost relating to the acquisition and installation of fixed assets are capitalised. Wherever VAT is eligible for input availment, fixed assets are stated at cost of acquisition after deduction of input VAT.

b. Capital work - in - progress comprises of outstanding advances paid to acquire fixed assets and amounts expended on development/acquisition of Fixed Assets that are not yet ready for their intended use at the Balance Sheet Date. Expenditure during construction period incurred on projects under implementation is treated as pre-operative expenses, pending allocation to the assets and is included under Capital work-in-progress.

c. Assets acquired under Hire Purchase agreements are capitalised to the extent of principal value, while finance charges are charged to revenue on accrual basis.

d. Interest on borrowings for acquisition of fixed assets and related revenue expenditure incurred for the period prior to the commencement of operations for the expansion activities of the company are capitalised.

British American Hospitals Enterprises Limited

Equipments

Recognition and Measurement

Items are stated at cost less accumulated depreciation and any identified impairment losses. When parts of an item of equipment have different useful lives, they are accounted for as a separate item (major components) of equipment.

Subsequent Cost

The cost of replacing part of an item of equipment are recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The cost of the day to day servicing of equipment is recognised in profit or loss account as incurred.

G. Transactions in Foreign Currencies

a. Monetary items relating to foreign currency transactions remaining unsettled at the end of the year are translated at the exchange rates prevailing at the date of Balance Sheet. The difference in translation of monetary items and the realised gains and losses on foreign exchange transactions are recognised in the Profit & Loss Account in accordance with Accounting Standard 11 - 'Accounting for the Effects of Changes in Foreign Exchange Rates (Revised 2003)', issued by the Institute of Chartered Accountants of India (Also refer Note 9 in the Notes forming part of Accounts).

b. Exchange differences arising on settlement or restatement of foreign currency denominated liabilities relating to the acquisition of fixed assets, which is in accordance with Accounting Standard 11 "The effects of changes in foreign exchange rates", are recognised in the Profit and Loss Account. (Also refer Note 9 in the Notes forming part of Accounts).

c. The use of foreign currency forward contract is governed by the company's policies approved by the Board of Directors. These hedging contracts are not for speculation. All outstanding derivative instruments at close are marked to market by type of risk and the resultant losses relating to the year, if any, are recognised in the Profit and Loss Account; gains are ignored. (Also refer Note 18 in the Notes forming part of Accounts).

Western Hospitals Corporation Private Limited

Foreign currency transactions are recorded at the rates of exchange prevailing on the date of the transaction. Monetary items denominated in foreign currency are translated into rupees at the rates of exchange. The gains/losses arising on restatement/settlement are dealt with in the profit and loss account.

Apollo Health Street Limited

a. Exchange differences

Exchange differences arising on the settlement of monetary items or on reporting company's monetary items at rates different from those at which they were initially recorded during the year or reported in previous financial statements, are recognized as income or as expenses in the year in which they arise except those arising from investments in non-integral operations.

Exchange differences arising on a monetary item that, in substance, form part of the company's net investment in a non-integral foreign operation is accumulated in a foreign currency translation reserve in the financial statements until the disposal of the net investment, at which time they are recognized as income or as expenses.

b. Forward Exchange Contracts not intended for trading or speculation purposes

The premium or discount arising at the inception of forward exchange contracts is amortized as expense or income over the life of the contract. Exchange differences on such contracts are recognized in the statement of profit and loss in the year in which the exchange rates change. Any profit or loss arising on cancellation or renewal of forward exchange contract is recognized as income or as expense for the year.

c. Foreign branch

The financial statements of an integral foreign operation are translated as if the transactions of the foreign operation are those of the Company itself.

d. Foreign currency translation

The reporting currency for AHSL and its domestic subsidiaries is the Indian Rupee. The subsidiaries have been identified as non-integral operations as they accumulate cash and other monetary items, incur expenses, generate income and arrange borrowings, all substantially in their local currency. Assets and liabilities, both monetary and non-monetary of overseas subsidiaries are translated at the exchange rates as at the date of balance sheet. Income and expenses are translated at the average exchange rate for the reporting year. Resultant currency translation exchange gain or loss is carried as foreign currency translation reserve until the disposal of the net investment.

StemCyte India Therapautics Private Limited

a. **Initial Recognition**

Foreign currency transactions are recorded in the reporting currency, by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency the exchange rate on the date of the transaction.

b. **Conversion**

Foreign currency monetary items are reported using the closing rate. Non-monetary items which are carried in terms of historical cost denominated in a foreign currency are reported using the exchange rate on the date of the transaction.

c. **Exchange Differences**

Exchange differences arising on settlement of monetary items not covered above, or on reporting such items of company at rates different from those at which they were initially recorded during the period, are recognized as income or expense in the period in which they arise.

H. Investments

Investments are classified as current or long term in accordance with Accounting Standard 13 on 'Accounting for Investments'

a. Long-term investments are stated at cost to the Company in accordance with Accounting Standard 13 on 'Accounting for Investments'. The Company provides for diminution in the value of Long-term investments other than those temporary in nature.

b. Current investments are valued at lower of cost and fair value. Any reduction to carrying amount and any reversals of such reductions are charged or credited to the profit and loss account.

c. In case of foreign investments,

   i. The cost is the rupee value of the foreign currency on the date of investment.

   ii. The face value of the foreign investments is shown at the face value reflected in the foreign currency of that country.

Apollo Munich Health Insurance Company Limited

(Formerly Apollo DKV Insurance Company Limited)

Investments are made in accordance with the Insurance Act, 1938 and Insurance Regulatory & Development Authority (Investment) Regulations, 2000 as amended from time to time. Investments are recorded at cost including acquisition charges (such as brokerage, transfer stamps) if any and exclude interest paid on purchase.

Debt securities, including Government securities are considered as held to maturity and are stated at historical cost adjusted for amortization of premium and/or accretion of discount over the maturity period of securities on straight line basis. Listed and actively traded securities are measured at fair value as at the balance sheet date. For the purpose of calculation of fair value, the lowest value of the last quoted closing price at the stock exchanges is considered wherever the securities are listed. Unrealized gain/losses due to change in fair value of listed securities is credited/debited to 'Fair Value Change Account'. Investments in Units of Mutual funds are stated at fair value being the closing Net Asset Value (NAV) at balance sheet date. Unrealized gains/losses are credited/debited to the 'Fair Value Change Account'.

I. Employee Benefits

Short-term employee benefits (benefits which are payable within twelve months after the end of the period in which the employees render service) are measured at cost.

Long-term employee benefits (benefits which are payable after the end of twelve months from the end of the period in which employees render service), and post employment benefits (benefits which are payable after completion of employment), are measured on a discounted basis by the Projected Unit Credit Method, on the basis of annual third party actuarial valuations.

In terms of the opinion of the Expert Advisory Committee of the ICAI, the Company provides liability accruing on account of deferred entitlement towards LTC in the year in which the employees concerned render their services.

Defined Contribution Plan

The Company makes contribution towards Provident Fund and Employees State Insurance as a defined contribution retirement benefit fund for qualifying employees.

The Provident Fund Plan is operated by the Regional Provident Fund Commissioner. Under the scheme, the company is required to contribute a specified percentage of payroll cost, as per the statute, to the retirement benefit schemes to fund the benefits. Employees State Insurance dues are remitted to Employees State Insurance Corporation.

Defined Benefit Plan

For Defined Benefit Plan the cost of providing benefits is determined using the Projected Unit Credit Method with actuarial valuation being carried out at each Balance Sheet date. Actuarial Gains or Losses are recognised in full in the Profit and Loss Account for the period in which they occur.

a. **Gratuity**

The Company makes annual contribution to the Employees' Group Gratuity-cum-Life Assurance Scheme of the ICICI and Life Insurance Corporation of India, funded defined benefit plans for qualifying employees which are recognised as an expense when employees have rendered service entitling them to the contributions. The Scheme provides for lumpsum payment to vested employees at retirement, death while in employment or on termination of employment of an amount equivalent to 15 days salary payable for each completed year of service, or part thereof in excess of six months. Vesting occurs upon completion of five years of service. The Company restricts the payment of gratuity to the class of employees below the rank of General Managers to the limits specified in the payment of Gratuity Act, 1972. However the company complies with the norms of Accounting Standard 15.

b. **Leave Encashment Benefits**

The Company pays leave encashment Benefits to employees as and when claimed, subject to the policies of the Company. The Company provides for leave benefits through Annual Contribution to the fund managed by ICICI.

Unique Home Health Care Limited

a. The company is not covered by The Payment of Gratuity Act, 1972 since the number of employees is below the statutory minimum as prescribed by the Act.

b. The Employees' Provident Funds and Miscellaneous Provisions Act, 1952 is also not applicable to the company as the number of employees is below the statutory minimum.

c. The Employees State Insurance Act, 1948 is also not applicable to the company as the number of employees is below the statutory minimum.

d. The company does not have any leave encashment scheme or sick leave policy.

Imperial Hospital & Research Centre Limited

a. **Gratuity:**

The Company makes contribution towards a recognised gratuity fund. The contributions are accounted on payment basis.

b. **Provident Fund:**

The Company is registered with the jurisdictional provident fund commissioner for provident fund benefits and is contributing to the fund as per prescribed law. The contributions to the Provident Fund are accounted on accrual basis.

c. **Leave Encashment:**

The company pays leave encashment benefits to employees as and when claimed, subject to the policies of the company.

Apollo Health Street Limited

a. Gratuity liability is a defined benefit obligation and is provided for on the basis of an actuarial valuation on projected unit credit method made at the end of each year.

b. Retirement benefit in the form of Provident Fund is a defined contribution scheme and the contributions are charged to the Profit and Loss Account of the year when the contributions to the fund are due. There are no other obligations other than the contribution payable to the statutory authorities.

c. Short term compensated absences are provided for based on estimates. Long term compensated absences are provided for based on actuarial valuation made at each Balance Sheet date. The actuarial valuation is done as per projected unit credit method.

d. Retention bonuses and long service award are provided based on actuarial valuation made at the end of each year. The actuarial valuation is done as per projected unit credit method

e. Actuarial gains/losses are recognized in the Profit and Loss Account as they arise.

J. Borrowing Cost

Borrowing costs that are attributable to the acquisition or construction of qualifying assets are capitalised as part of the cost of such asset.

As per Accounting Standard 16 'Borrowing costs', a 'qualifying asset' is one that takes necessarily substantial period of time to get ready for its intended use. All other borrowing costs are expensed as incurred.

K. Segment Reporting

Identification of Segments

The company has complied with Accounting Standard 17- 'Segment Reporting' with business as the primary segment.

The company operates in a single geographical segment, which is India, and the products sold in the pharmacies, in most cases, are regulated under the Drug Control Act, which applies uniformly all over the country. The risk and returns of the enterprise are very similar in different geographical areas within the country and hence there is no reportable secondary segment as defined in Accounting Standard 17.

Segment Policies

The accounting policies adopted for segment reporting are in line with the accounting policies adopted in consolidated financial statements with the following additional policies for Segment Reporting:

i. Revenue and expenses have been identified to segments on the basis of their relationship to the operating activities of the segment. Revenue and expenses, which relate to the enterprise as a whole and are not allocable to segments on a reasonable basis, have been included under "unallocable expenses".

ii. Inter segment revenue and expenses are eliminated.

The Company has disclosed this Segment Reporting in Consolidated Financial Statements as per Paragraph (4) of Accounting Standard - 17- 'Segment Reporting'

L. Earnings per Share.

In determining the earnings per share, the Company considers the net profit after tax before extraordinary item and after extraordinary items and includes post - tax effect of any extraordinary items. The number of shares used in computing the earnings per share is the weighted average number of shares outstanding during the period. For computing diluted earnings per share, potential equity is added to the above weighted average number of shares.

M. Taxation

i. Income Tax

Income tax is computed using the tax effect accounting method, where taxes are accrued in the same period as and when the related revenue and expense arise. A provision is made for Income Tax annually based on the tax liability computed after considering tax allowances and exemptions.

ii. Deferred Tax

The differences that result between the profit calculated for income tax purposes and the profit as per the financial statements are identified and thereafter deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and get reversed in another, based on the tax effect of the aggregate amount being considered. Deferred tax asset are not recognized unless there is virtual certainty that sufficient future taxable income will be available against which such deferred tax can be realized. The tax effect is calculated on the accumulated timing differences at the beginning of this accounting year based on the prevailing enacted or substantially enacted regulations.

iii. Fringe Benefit Tax

Fringe Benefit Tax is provided in respect of benefits, defined under Section 115WB of the Income Tax Act 1961, provided to the employees during this year at the prescribed rates. The Advance Tax paid in respect of Fringe Benefit Tax for the Assessment Year 2010-11 has been treated as Advance Tax paid for the assessment year 2010-11 vide Circular No. 2/2010 dated January 29, 2010 due to the abolition of Fringe Benefit Tax with effect from the Assessment year 2010-11.

Apollo Health Street Limited

Tax expense comprises current, deferred taxes and fringe benefit tax. Current income tax and fringe benefit tax are measured at the amount expected to be paid to the tax authorities in accordance with the tax laws as applicable to the respective consolidated entities. Deferred income taxes reflects the impact of current year timing differences between taxable income and accounting income for the year and reversal of timing differences of earlier years.

Deferred tax is measured based on the tax rates and the tax laws enacted or substantively enacted at the balance sheet date. Deferred tax assets and deferred tax liabilities across various countries of operation are not set off against each other as the Company does not have a legal right to do so. Deferred tax assets are recognized only to the extent that there is reasonable certainty that sufficient future taxable income will be available against which such deferred tax assets can be realized. In situations where the company has unabsorbed depreciation or carry forward tax losses, all deferred tax assets are recognized only if there is virtual certainty supported by convincing evidence that they can be realized against future taxable profits.

At each balance sheet date the Company re-assesses unrecognized deferred tax assets. It recognizes unrecognized deferred tax assets to the extent that it has become reasonably certain or virtually certain, as the case may be that sufficient future taxable income will be available against which such deferred tax assets can be realized.

The carrying amount of deferred tax assets are reviewed at each balance sheet date. The Company writes-down the carrying amount of a deferred tax asset to the extent that it is no longer reasonably certain or virtually certain, as the case may be, that sufficient future taxable income will be available against which deferred tax asset can be realized. Any such write-down is reversed to the extent that it becomes reasonably certain or virtually certain, as the case may be, that sufficient future taxable income will be available.

MAT credit is recognized, as an asset only when and to the extent there is convincing evidence that the Company will pay normal income tax during the specified year. In the year in which the Minimum Alternative Tax (MAT) credit becomes eligible to be recognized as an asset in accordance with the recommendations contained in the guidance Note issued by the Institute of Chartered Accountants of India, the said asset is created by way of a credit to the profit and loss account and shown as MAT Credit Entitlement. The Company reviews the same at each balance sheet date and writes down the carrying amount of MAT Credit Entitlement to the extent there is no longer convincing evidence to the effect that Company will pay normal Income Tax during the specified year.

British American Hospitals Enterprise Limited

Income tax expense comprises of current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustments to tax payable in respect of prior year.

Deferred tax is recognized using balance sheet method providing for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse based on the laws that have been enacted or substantively enacted at the reporting date.

A Deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

StemCyte India Therapautics Private Limited

In terms of Accounting Standard 22 'Accounting for taxes on income', the company has net deferred tax asset, primarily comprising of unabsorbed depreciation under tax laws. However, considering the majority of expenditure is of capital nature and which are not allowable otherwise, the management is of the view that it is prudent not to recognize a deferred tax asset. Accordingly, no deferred tax asset has been recognized in the financial statements.

N. Impairment

The carrying amounts of assets are reviewed at each balance sheet date to ascertain if there is any indication of impairment based on internal/ external factors. An asset is treated as impaired based on the cash generating concept at the year end, when the carrying cost of the asset exceeds its recoverable value, in terms of Para 5 to Para 13 of AS-28 'Impairment of Assets' issued by the Institute of Chartered Accountants of India, for the purpose of arriving at impairment loss thereon, if any. An impairment loss is charged to the profit and loss account in the year in which an asset is identified as impaired. The impairment loss recognized in prior accounting periods is reversed if there has been a change in the estimate of the recoverable amount.

British American Hospitals Enterprise Limited

Financial Assets

A financial Asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its current fair value.

Individually significant financial assets are tested for impairment on an individual basis.

All impairment losses are recognized in Profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in equity is transferred to profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost and available-for-sale financial assets that are debt securities, the reversal is recognized directly in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognized directly in equity.

Non-financial asset

The carrying amounts of the company's non financial assets, other than inventories, and deferred tax assets, are reviewed at each reporting dates to determine whether there is any indication of impairment. If any such indication exists then the asset's recoverable amount is estimated. In respect of other assets, impairment losses recognized in prior period are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the assets' carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

O. Bad Debts Policy

The Board of Directors approves the Bad Debt Policy, on the recommendation of the Audit Committee, after the review of debtors every year.

The standard policy for write off of bad debts is as given below subject to management inputs on the collectibility of the same,

Period	Percentage of write off
0-1 year	0%
1-2 years	25%
2-3 years	50%
Over 3 years	100%

P. Miscellaneous Expenditure

Preliminary, Public Issue, Rights Issue Expenses and Expenses on Private Placement of shares are amortised over 10 years.

Imperial Hospital & Research Centre Limited

Preliminary and pre-operative expenses are amortized over a period of 5 years.

Western Hospitals Corporation Private Limited

It is the Company's intention to capitalise/charge off the Pre-operative Expenses when commercial operations begin, in accordance with the generally accepted accounting principles. Preliminary Expenses will be written off fully in the year of commencement of commercial operations.

Apollo Health Street Limited

Cost incurred on raising funds are amortized equally over the period for which funds are acquired.

Q. Intangible Assets

Intangible assets are initially recognised at cost and amortised over the best estimate of their useful life. Cost of software including directly attributable cost, if any, acquired for internal use, is allocated / amortised over a period of 36 months.

Apollo Health and Lifestyle Limited

Trademark and Concept Rights

The Company has entered into an agreement with Apollo Hospitals Enterprise Limited and has incurred an expenditure of Rs.29,100,190/-. This expenditure is towards the usage of "Apollo" name by the company for the franchisee clinics and also for the concept of franchisee mode of business. The expenditure on such licensing is amortized in proportion to the number of clinics that are in operation as the management of the Company feels that this is the best estimate of the useful economic life of this intangible asset.

Imperial Hospital & Research Centre Limited

Intangible assets are initially recognized at cost and amortized over the best estimate of their useful life. Cost of software including directly attributable cost, if any, acquired for internal use, is allocated/ amortized over a period of 5 years.

Indraprastha Medical Corporation Limited

Intangible Assets are stated at cost less accumulated amortization. Intangible assets are amortized on straight-line method over the estimated useful life of the assets. The useful life of the intangible assets for the purpose of amortization is estimated to be three years.

Apollo Health Street Limited

An intangible asset is recognized, where it is probable that future economic benefits attributable to the asset will accrue to the enterprise and the cost can be measured reliably. Intangible assets are stated at cost less accumulated amortization. Goodwill arising on consolidation of acquired subsidiaries is carried at cost.

Cost of software is amortized on straight-line basis over the stipulated license period and for software without any stipulated license period over three years.

R. Provisions, Contingent Liabilities and Contingent Assets

A provision is recognised when the company has a present obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Contingent liabilities are not provided for unless a reliable estimate of probable outflow to the company exists as at the Balance Sheet date. These are reviewed at each balance sheet date and adjusted to reflect the current best management estimates. Contingent assets are neither recognised nor disclosed in the financial statements.

S. Lease

a. Operating lease

Leases where the lessor effectively retains substantially all the risks and the benefits of ownership of the leased assets are classified as operating leases. Operating lease payments are recognized as an expense in the Profit and Loss Account on a straight-line basis over the lease term.

b. Finance lease

Apollo Health Street Limited

Leases, which effectively transfer to the Company, substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the lower of the fair value and present value of the minimum lease payments at the inception of the lease term and disclosed as leased assets. Lease payments are apportioned between the finance charges and reduction of the lease liability based on the implicit rate of return. Finance charges are expensed as incurred.

If there is no reasonable certainty that the Company will obtain the ownership by the end of the lease term, capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

T. Membership Fees

Unique Home Health Care Ltd.

Non-repayable membership fee collected from patients are accounted as Capital Fund treating them as Capital Receipts.

U. Share based payments

Apollo Health Street Limited

Employee compensation expenses, where applicable, in respect of stock options granted to the employees are recognized over the vesting period of the option on straight line basis using intrinsic value method as prescribed in "Guidance Note on Accounting for Employee Share-based payments" issued by the Institute of Chartered Accountants of India. Compensation cost relating to the parent Company's options granted to employees of the Company's subsidiary are accounted for in the books of the parent Company.

V. Financial Instruments

British American Hospitals Enterprise Limited

Financial assets and financial liabilities are recognized on the company's Balance Sheet when the company has become a party to the contractual provisions of the instrument. These assets and liabilities approximate their fair values.

The company's accounting policies in respect of the main financial instruments are set out below.

Cash and cash equivalents

Cash and cash equivalents includes cash in hand and deposits held at call with banks with original maturities of 3 months or less.

Share capital

Ordinary shares are classified as Equity. Where the company purchases its Equity Share capital (Treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from Equity attributable to the company's Equity holders until the shares are cancelled or reissued. When such shares are subsequently reissued, any net consideration received, is included in Equity attributable to the company's Equity holders.

Other receivables are stated at cost less impairment.

Other payables are stated at cost.

Derivative instruments

Apollo Health Street Limited

As per the ICAI Announcement, accounting for derivative contracts, other than those covered under AS-11, are marked to market on a portfolio basis, and the loss is charged to the income statement. Gains are ignored.

W. Insurance-related Policies

Apollo Munich Health Insurance Company Limited

(Formerly Apollo DKV Insurance Company Limited)

a. Reinsurance Premium:

Reinsurance premium on ceding of risk is accounted in the year in which risk commences and over the period of risk in accordance with the treaty arrangements with the reinsurers. Unearned premium on reinsurance ceded is carried forward to the period of risk and is set off against related unearned premium. Premium in excess of loss reinsurance cover is accounted as per the reinsurance contract.

b. Acquisition Cost of insurance contracts

Costs relating to acquisition of new and renewal of insurance contracts viz commission, etc.are expensed in the year in which they are incurred.

c. Advance premium

Advance premium represents premium received in respect of those policies issued during the year where the risk commences subsequent to the balance sheet date.

d. Claims Incurred

Estimated liability in respect of claims is provided for the intimations received upto the year end based on assessment made by Third Party Administrator (TPA), information provided by the insured and judgment based on past experience. Claims are recorded in the revenue account, net of claims recoverable from reinsurers / coinsurers to the extent there is a reasonable certainty of realization. These estimates are progressively re-valued on availability of further information.

e. Claims incurred but not reported (IBNR) and claims incurred but not enough reported (IBNER)

IBNR represents that amount of claims that may have been incurred prior to the end of the current accounting period but have not been reported or claimed. The IBNR provision also includes provision, if any, required for claims incurred but not enough reported. IBNR and IBNER liabilities are provided based on actuarial principles and certified by the Appointed Actuary. The methodology and assumptions on the basis of which the liability has been determined has also been certified by the Actuary to be appropriate, in accordance with guidelines and norms issued by the Actuarial Society of India and in concurrence with the IRDA.

f. Allocation of Investment Income

Investment income is apportioned to Profit & Loss Account and Revenue Account in the ratio of average of Shareholder's Funds and Policyholders Funds standing at the end of each month.

g. Fair Value change Account

'Fair Value Change Account' represents unrealized gains or losses due to change in fair value of traded securities and mutual fund units outstanding at the close of the year. The balance in the account is considered as a component of shareholder's funds and is not available for distribution as dividend.

h. Profit/Loss on sale/redemption of investments

Profit or loss on sale/redemption of investments, being the difference between sale consideration/ redemption value and carrying value of investments is credited or charged to Profit and Loss account. The profit/loss on sale of investment include accumulated changes in the fair value previously recognized in 'Fair Value Change Account" in respect of a particular security.

i. Long/short term Investments

Investments made with specific intention to dispose off within twelve months are classified as short term Investments. Other Investments are classified as long term Investments.

4. RELATED PARTY DISCLOSURES

A. List of Related Parties and their relationships with the Company

Sl.No.	Name of related parties	Nature of relationship
1	Dr. Prathap C Reddy	Key Management Personnel
2	Smt. Preetha Reddy	
3	Smt. Suneeta Reddy	
4	Smt. Shobana Kamineni	
5	Smt. Sangita Reddy	
6	Shri. P.Obul Reddy	
7	PCR Investments Limited	Enterprises over which Key Management Personnel are able to exercise significant influence
8	Indian Hospitals Corporation Limited	
9	Alliance Medicorp (India) Limited	
10	Apollo Sindoori Hotels Limited	
11	PPN Power Generating Company Private Limited	
12	Health Super Hiway Private Limited	
13	Faber Sindoori Management Services Private Limited	
14	Ashok Birla Apollo Hospitals Private Limited	
15	Apollo Mumbai Hospital Limited	
16	Lifetime Wellness Rx International Limited	
17	Apollo Clinical Excellence Solutions Limited	
18	PPN Holding Private Limited	
19	Preetha Investments Private Limited	
20	PPN Power Generation (Unit II) Private Limited	
21	PDR Investments Private Limited	
22	TRAC India Private Limited	
23	PPN Holdings (Alfa) Private Limited	
24	Aircel Limited	
25	Aircel Cellular Limited	
26	Dishnet Wireless Limited	
27	Apollo Infrastructure Project Finance Company Limited	
28	Vasumathi Spinning Mills Limited	
29	Kalpatharu Infrastructure Development Company Private Limited	
30	Sindya Aqua Minerals Private Limited	
31	Prescient Consulting India Private Limited	
32	FSM Labs Services Private Limited	
33	Sindya Securities & Investments Company Private Limited	

34	Deccan Digital Networks Private Limited	Enterprises over which Key Management Personnel are able to exercise significant influence
35	Kalpatharu Enterprises Private Limited	
36	Marakkanam Port Company Private Limited	
37	Sindya Builders Private Limited	
38	Tharani Energy India Private Limited	
39	Sindya Properties Private Limited	
40	KAR Auto Private Limited	
41	Nippo Batteries Company Limited	
42	Panasonic Carbon India Company Limited	
43	Panasonic Home Appliances India Company Limited	
44	Zodiac Travels Private Limited	
45	M/s. Apex Agencies	
46	Obul Reddy Investments Private Limited	
47	Sindya Infrastructure Development Company Private Limited	
48	Apollo Infrastructure Development Company Private Limited	
49	Keesara Plastics Private Limited	
50	Safe Corrugated Containers Private Limited	
51	Associated Electrical Agencies	
52	P. Obul Reddy & Sons	
53	Apex builders	
54	Apex Construction	
55	Kalpatharu Enterprises	
56	Kei Energy Private Limited	
57	Kamineni Builders Private Limited	
58	Primetime Recreations Private Limited	
59	Kiddy Concepts Private Limited	
60	Kei Vita Private Limited	
61	Kei Rajamahendri Resorts Private Limited	
62	KEI-RSOS Petroleum and Energy Private Limited	
63	KEI-RSOS Shipping Private Limited	
64	Peninsular Tankers Private Limited	
65	Kei Health Highway Private Limited	
66	TRAC Eco & Safari Park Private Limited	
67	Spectra Clinical Laboratory	
68	Kamineni Builders	
69	Apollo Health Resources Limited	
70	Medvarsity Online Limited	
71	Keimed Limited	
72	Health Super Hiway Private Limited	

73	Mr. Antony Jacob	Key Management Personnel of Apollo Munich Health Insurance Company Ltd*
74	Eleanor Holdings, Mauritius	Holding Company of Western Hospitals Corporation Private Limited
75	Faber Sindoori Management Services Private Limited	Significant Influence (Imperial)
76	Cadilla Pharmaceuticals Limited	Significant Control
77	Gleneagles Development Pte Limited (GDPL)	Holding Company of Apollo Gleneagles Hospital Limited
78	Gleneagles Management Services Pte Limited	Subsidiary of Gleneagles Development Pte Limited (GDPL) (Holding Company of Apollo Gleneagles Hospital Limited)
79	Apollo Energy Company Ltd	Holding Company of Apollo Munich Health Insurance Company Limited*
80	Quintiles Mauritius Holding Inc	Holding Company of Quintiles Phase One Clinical Trials India Private Limited
81	Quintiles Transnational, USA	Ultimate Holding Company of Quintiles Phase One Clinical Trials India Private Limited
82	Emed Life Insurance Broking Services Ltd	Associate of Apollo Munich Health Insurance Company Limited*
83	Health Net Global Private Ltd	
84	Munchener Ruckversicherung Gesellschaft	
85	Family Health Plan Limited	Associates
86	Apollo Health Street Limited	
87	British American Hospitals Enterprise Limited	
88	Indraprastha Medical Corporation Limited	
89	Stemcyte India Therapautics Pvt. Ltd.	
*(Formerly Apollo DKV Insurance Company Limited)		

(Amount in Rs.)

Sl.No.	Name of related parties	Nature of Transaction	31.03.2010	31.03.2009
1	Family Health Plan Limited	a) Receivables as at year end	**1,462,299**	1,031,065
		b) Transaction during the year	**4,129,704**	-
		c) Reimbursement of Expenses	**3,165,693**	-
2	Apollo Health Street Limited	a) Rent received	**18,720,129**	21,266,232
		b) Receivables as at year end	**5,243,066**	7,911,408
3	British American Hospitals Enterprises Limited	a) Receivables as at year end	-	45,264,668
		b) Fees	**76,518,075**	45,602,090
		c) Reimbursement of Expenses	**(31,253,407)**	5,050,920
4	Indraprastha Medical Corporation Limited	a) Receivables as at year end	**88,090,185**	30,255,147
		b) Transaction during the year	**4,880,902**	-
		c) Dividend Received	**20,658,759**	-
		d) Commission on Turnover	**30,844,043**	27,546,201
		e) Payables as at year end	**8,700,966**	-
		f) Reimbursement of expenses	**580,576**	-
		g) Payment for services rendered	**670,709**	-
		h) License Fees	**9,480,000**	8,700,000
5	Stemcyte India Therapautics Private Limited	a) Payable as at year end	**20,000,000**	-
6	Alliance Medicorp (India) Limited	a) Receivables as at year end	**3,860,500**	-
		b) Advance for Investment	**50,000,000**	10,000,000
7	Apollo Sindoori Hotels Limited	a) Payables as at year end	**11,201,491**	9,276,229
		b) Transactions during the year	**141,566,108**	129,245,944
		c) F&B Services	**2,923,897**	(375,782)
		d) Others	-	14,772
		e) Other Debits	-	91,889
8	Health Super Hiway Private Limited	a) Advance for Investment	**28,430,774**	26,979,963
		b) Investment in Equity	**2,010,000**	-
		c) Receivables as at year end	**1,756,695**	-
		d) Payables as at year end	**2,125,909**	-
9	Faber Sindoori Management Services Private Limited	a) Payables as at year end	**12,188,134**	-
		b) Receivables as at year end	**78,362**	-
		c) Transactions during the year	**118,952,807**	-
		d) Housekeeping services availed	**12,139,114**	-
10	Lifetime Wellness Rx International Limited	a) Payables as at year end	**416,600**	114,730
		b) Payment for services rendered	**5,836,324**	26,278,000
11	Panasonic Home Appliances India Company Limited	a) Receivables as at year end	**90,000**	90,000
12	P. Obul Reddy & Sons	a) Payables as at year end	**308,700**	1,129,898
		b) Transaction during the year	**17,503,038**	18,901,990
		c) Receivables as at year end	**137,016**	53,756

(Amount in Rs.)

13	Keimed Limited	a) Receivables as at year end	**794,135**	610,190
		b) Payables as at year end	**48,576,309**	79,025,569
		c) Pharmacy Income	**-**	143,003
		d) Purchases	**1,648,303,925**	1,436,694,782
		e) Transaction during the year	**31,243,076**	-
14	Medvarsity Online Limited	a) Rent received	**778,457**	707,688
		b) Transaction during the year	**14,890**	14,157
15	Nippo Batteries Company Limited	a) Payables as at year end	**611,632**	-
		b) Transaction during the year	**1,269,746**	-
		c) Receivables as at year end	**-**	73,580
16	Apollo Health Resources Limited	a) Receivables as at year end	**11,773,431**	11,773,431
		b) Transaction during the year	**110,300**	-
17	Apollo Mumbai Hospital Limited	a) Receivables as at year end	**6,126,352**	4,734,327
		b) Pharmacy Income	**-**	5,278,688
		c) Reimbursement of Expenses	**12,980,571**	10,101,769
18	Aircel Cellular Limited	a) Payables as at year end	**202,911**	-
		b) Transaction during the year	**2,255,556**	34,929
19	Dishnet Wireless Limited	a) Payables as at year end	**55,150**	-
		b) Transaction during the year	**162,663**	-
20	Cadila Pharmaceuticals Limited	a) Payables as at year end	**10,232,149**	-
21	Gleneagles Development Pte Limited (GDPL)	a) Payables as at year end	**124,390,238**	124,390,238
		b) Share Capital received during the year	**100,000,000**	30,000,000
		c) Outstanding	**546,756,970**	446,756,970
22	Gleneagles Management Services Pte Limited	a) Payables as at year end	**48,098,250**	43,578,705
		b) Transaction during the year	**4,451,543**	-
23	Quintiles Mauritius Holding Inc	a) Share Capital issued	**61,200,000**	-
24	Quintiles Transnational, USA	a) Payables as at year end	**217,171**	-
25	Health Net Global Private Ltd	a) Payment for services rendered	**1,193,000**	-
26	Munchener Ruckversicherung Gesellschaft	a) Premium on cessions to re insurers	**17,849,000**	12,933,000
		b)Re insurance commission earned	**51,000**	3,255,000
		c)Losses recovered from re insurers	**4,484,000**	581,000
27	Emed Life Insurance Broking Services Ltd	a) Payables as at year end	**3,139,000**	-
		b) Payment for services rendered	**10,055,000**	-
28	Ashok Birla Apollo Hospitals Private Limited	a)Advance for Investment	**5,000,000**	-

*(Formerly Apollo DKV Insurance Company Limited)

5. CONTINGENT LIABILITIES

a. Estimated amount of contracts remaining to be executed on capital account not provided for on account of the expansion cum diversification programme of the company Rs.4,542,699,376/- (Rs. 6,098,160,737/-).

b. Claims against the company not acknowledged as debts- Rs. 436,452,078/- (Rs. 928,867,672/-)

c. **Apollo Hospitals Enterprise Limited**

- The Company filed a Special Leave Petition on 6th May 2008 before the Honourable Supreme Court against the judgement of the Divisional Bench of the Madras High Court dated 10th March 2008 allowing the reopening of the assessment for Assessment Year 2000-01 and disallowing the claim for set off of the unabsorbed depreciation. The Special Leave Petition has been admitted by the Honourable Supreme Court on 15th May 2008. The Assessment Officer completed the assessment and raised a demand of Rs. 136,760,038/- which has since been stayed by the Honourable Supreme Court in its order dated 16th June 2008. Since in our opinion the amount is subjudice, the same has been treated as a contingent liability for the financial year ended 31st March 2010.

Note:

- The estimated customs duty guarantees given by the company in favour of the Assistant Collector of Customs, pending receipt of customs duty exemption certificates amounts to Rs. 99,700,026/- (Rs. 99,700,026/-).
- This is subject to the result of writ petition pending in the Madras High Court with respect to the Chennai Hospital division Rs. 73,709,545/- (Rs. 73,709,545/-).
- Application has been made for duty exemption certificates by the erstwhile Indian Hospitals Corporation Limited (Pharmaceutical division), which is pending with the Government. The estimated customs duty is Rs. 14,825,739/- (Rs. 14,825,739/-).
- The Company has executed bonds in favour of the President of India to the extent of Rs. 11,164,742/- (Rs. 11,164,742/-) pending its application for receipt of customs duty exemption certificates from the Government.
- Demand raised by Deputy Commissioner of Commercial Taxes (Enforcement) for VAT payable on the sale of Food and Beverages to the Patients, against which the Company has preferred an appeal with the Joint Commission of Commercial Taxes(Appeals) Mysore is Rs. 1,273,277/- (Rs. 1,273,277/-)
- Additional liability for payment of sales tax on work orders pursuant to court proceedings between contractors and the State governments amounts to Rs. 206,076/- (Rs.206,076/-)
- In respect of the claim for sales tax made by the Commercial Tax Department for Rs.1,013,687/- (Rs.1,013,687/-) for the various assessment years, the matter is under contest.

d. (i) Letters of credit opened by various banks in favour of foreign suppliers for consumables, spares, medicines and medical equipment amounts to Rs.175,500,591/- (Rs.312,026,999/-).

(ii) Bank Guarantees as on 31.03.2010 Rs. 224,762,093/- (Rs. 168, 568,640/-)

(iii) Corporate Guarantees as on 31.03.2010 Rs. 207,500,000/- (Rs. 207,500,000/-)

(Rs.in million)

Particulars	In Favour of	As at 31.03.2010	As at 31.03.2009
By Apollo Hospitals Enterprise Limited on behalf of Apollo Hospitals International Limited	IDBI IDFC	50.00 157.50	50.00 157.50
Total		**207.50**	**207.50**

(iv) Guarantees given by Apollo Munich Health Insurance Company Limited (Formerly Apollo DKV Insurance Company Limited) to various hospitals* as on 31.03.2010: Rs.1,300,000/- (Rs.1,300,000/-)

Hospitals*	Rs.
Manipal Health Systems Pvt Ltd.	200,000
Sagar Apollo Hospital	200,000
Mallya Hospital	200,000
Bhatia General Hospital	300,000
Jaslok Hospital	200,000
Deenanath Mangeshkar	200,000
Total	1,300,000

e. Export obligation to be fulfilled in the next eight years on availing of concessional excise duty on imports under 5% Export Promotion Capital Goods(EPCG) Scheme to the extent of eight times the duty saved, amounts to Rs. 905,455,224/- (Rs.884,188,176/-). The amount of duty saved during the year was Rs. 36,999,059 /- (Rs. 65,522,104/-).

Indraprastha Medical Corporation Limited

- Claims against the company not acknowledged as debts amounts to Rs.335,330,000/- (Rs.416,721,000/-) representing claims filed against the Company and the consultant doctors. Based on the facts and circumstances, possibility of any of the claims resulting in a major financial loss to the company is remote. Notwithstanding above, the Company is adequately insured to mitigate the possibility of any loss.
- Letters of credit / Bank guarantees outstanding on account of stores/spares and medical equipment amounting to Rs. 23,805,634/- (Rs. 44,619,072/-)

Imperial Hospital & Research Centre Limited

The company has imported fixed assets under the Export Promotion Capital Goofs (EPCG) scheme under an obligation to earn revenues in foreign currency to the extent of "eight" times the duty saved. The total amount of Duty saved as on the year ending March 2010 was Rs. 64.83 million and the cumulative Export Obligation on the part of the company is Rs. 518.66 million. The Company has fulfilled export obligations worth Rs. 85.85 million for the year ending 31st March 2010.

f. Apollo Health and Lifestyle Limited

The Company has received a Show cause notice from VAT authorities claiming that Franchise Services come under the scope of VAT and issued an Assessment Order for payment of Rs.0.31 million. For rest of India services they assessed CST of Rs.12.6 million for the period from 01.04.2005 till 31.03.2008.

The Company followed appeal procedures within Commercial Tax Assessing Authorities and filed a petition in AP High Court for CST and Court has issued a stay order, and directed AHLL to remit 56 lakhs in 30 days.

The company moved the Supreme Court and filed a Special Leave Petition (SLP) by challenging the AP High Court Order. Supreme Court rejected the SLP since the issue is pending with AP High Court. The company has remitted Rs.5.6 million as directed by AP High Court before the due date.

g. Apollo Health Street Limited

- Performance Security issued to Commissionerate of Health Medical Services & Medical Education/ Health and Family Welfare Department, Government of Gujarat is Rs 644,880/- (Rs 644,880/-)
- St Anthony Health Center (SAHC) has filed claim for USD 11.80 million (Rs.532.65 million) USD 11.80 million (Rs.601.21million) against Zavata Inc for damages suffered by SAHC for breach of certain terms and condition of the agreement by the Company. The Company believes as per the agreement claim is capped at maximum liability of USD 3.2 million (Rs. 144.45 million) USD 3.2 million (Rs.163.04 million). Any terms and conditions of the agreement have not been breached. However, on a conservative basis, a provision of USD 1.2 million (Rs.56.90 million) has been made during the year.

h. Family Health Plan Limited

The Commissioner of Customs, Central Excise and service tax - Hyd.-II Commisionerate vide adjudication order number 08/2008 -Adjn- ST dated 24.03.08 levied a penalty under section 76 of the Finance Act towards delayed remittance of Service tax payable (Amount of penalty not quantified). The company has preferred appeal against the above order with the Honourable Customs, Excise and Service tax Appellate Tribunal (South Zonal Bench) - Bangalore and got the appeal admitted and also got the stay order from the Honourable Court for pre-deposit of penalty. The matter is sub-judice, awaiting final hearing.

The Company received a Show Cause Notice from the Income Tax Department during the financial year 2009-10 towards payment of TDS on payments made to hospitals on behalf of Insurance Companies along with the interest for the period of six preceding financial years based on the CBDT Circular No.08 of November 2009 and amount not quantified.

The Company has gone on appeal against the Show Cause Notice from the Income Tax Department and also the CBDT Circular No.08 of November 2009 at Chennai High Court for applicability of TDS on payments made to hospitals. The same is admitted and granted Stay of Operations of Show Cause Notice and also that of CBDT Circular.

6. The Company (Apollo Hospitals Enterprise Limited) has pledged its 20,775,197 (20,775,197) shares in Apollo Gleneagles Hospitals Limited as a security for the loan advanced by IDFC and HDFC to Apollo Gleneagles Hospitals Limited.

7. Details of Secured Loans and Security

a. Indian Bank

Loan from Indian Bank is secured by way of:

Equitable mortgage by deposit of title deeds/ registered mortgage of unencumbered property of the Company at Greams road, Chennai, Teynampet, Chennai and all fixed assets on pari passu basis.

Hypothecation to the bank by way of First Charge of inventory of goods, produce and merchandise, vehicles, plant & machinery, consumer durables which are now in the possession of the company and/or to be purchased out of the bank's loan, book debts, outstanding monies, recoverable claims, bills, contracts, engagements, securities, investments and rights.

Pari passu charge on the fixed assets of the Company existing and future along with Bank of India, Canara Bank and International Finance Corporation, Washington.

b. Bank of India

Loan from Bank of India is secured by way of:

Hypothecation by way of first charge on all tangible movable properties, all tangible movable machineries and plants (both present and future), assets and stocks (both present and future), all the present and future book debts, outstandings, money receivables, claims, bills which are now due and owing or which may at any time during the continuance of this security become due and owing to the Company.

Pari passu charge on the fixed assets of the Company existing and future along with Indian Bank, Canara Bank and International Finance Corporation, Washington.

c. Canara Bank

The loan is secured by way of Pari passu charge on the fixed assets of the Company existing and future along with Indian Bank, Bank of India and International Finance Corporation, Washington.

d. International Finance Corporation (External Commercial Borrowings)

The Company has been sanctioned a sum of 35 million US$ from International Finance Corporation, Washington by way of External Commercial Borrowings (ECB). The Company has withdrawn a sum of 15 million US$ as of March 31, 2010 on the above loan. The ECB loan is secured by way of pari passu first ranking charge on the entire movable plant and machinery and equipment including all the spare parts and all other fixed assets such as furniture, fixtures, fittings, installations, vehicles, office equipment, computers and all other fixed assets owned by the company (excluding immovable property), both present and future belonging or hereafter belonging to or at the disposal of the Company. The Loan is repayable in 15 equal Semi-annual Instalments starting from September 15, 2012.

Pari passu charge in favour of IFC over specified fixed assets of the Company (identified mutually by the Company and IFC), such pari passu charge ensuring at least a cover of 1.25 times the value of the outstanding principal amount of the Loan.

e. Loans and advances/Credit facilities from Banks are secured by hypothecation of inventories and book debts, and a second charge on specific fixed assets of the company.

f. The Company's Fixed Deposit receipts are under lien with the bankers for obtaining Letters of credit and Bank Guarantee.

Rs.

Division	As on 31st March 2010	As on 31st March 2009
Hyderabad Hospital	9,439,210	6,540,475
Chennai Hospital	15,000,000	15,000,000

Apollo Health Street Limited

Term loan as at March 31, 2010 is secured by following assets of the entire group.

(a) all equity interests held and/or beneficially owned by the Group member in any member of the Group from time to time, provided that no such Group member shall be obligated to pledge or create security over more than 65% of the equity interests (or, if a lesser amount, 65% of the voting equity interests) in any restricted foreign subsidiary;

(b) all financial indebtedness owing to the Group from any obligor, any member of the Group or any Affiliate thereof from time to time;

(c) all of the Group's rights and interests in any account from time to time (and any balance standing to the credit thereof from time to time), and any cash and cash equivalents from time to time;

(d) all of the Group's rights and interests in any real property from time to time;

(e) all of the Group's rights and interests in any tangible movable property from time to time;

(f) all of the Group's rights and interests in any investment interests (other than those referred to in paragraph (a) above) or any goodwill of or uncalled capital of the Group from time to time;

(g) all of the Group's rights and interests in any intellectual property (including, without limitation, any registered intellectual property, and any intellectual property pending registration) from time to time;

(h) all of the Group's rights and interests in any book and/or other debts and/or monetary claims and any proceeds thereof from time to time;

(i) all of the Group's rights and interests in any insurance and/or insurance policy from time to time; and

(j) by way of a security assignment, floating charge or other appropriate means of security, all of the Group's other assets and undertakings (including, without limitation, inventory) from time to time;

8. Employee Benefits - Accounting Standard 15 'Employee Benefits' (Revised 2005) issued by the Institute of Chartered Accountants of India

Apollo Hospitals Enterprise Limited

As per the requirements of Accounting Standard 15 'Employee Benefits' (Revised 2005) issued by the Institute of Chartered Accountants of India, contribution to the gratuity fund is determined using the projected unit credit method with actuarial valuation being carried out at each balance sheet date. Only the additional provision as required is charged to the profit and loss account for the relevant year - Rs. 57,559,179/- (Rs. 500,000/-). (Also refer Clause 3 (I) of Notes Forming part of Accounts.)

Rs. in millions

Particulars	As at 31st March 2010			As at 31st March 2009		
	Gratuity	Earned Leave	Total	Gratuity	Earned Leave	Total
Present Value of Obligation as on 1st April, 2009	165.91	121.99	287.90	171.28	125.00	296.28
Interest Cost	13.18	9.62	22.80	12.71	9.24	21.95
Current Service Cost	18.64	9.45	28.09	12.66	12.63	25.29
Benefit Paid	(2.25)	(3.56)	(5.81)	(3.52)	(3.65)	(7.17)
Actuarial (gain) / Loss on obligation	(45.22)	(46.44)	(91.66)	(27.22)	(21.23)	(48.45)
Present Value of Obligation as on 31st March, 2010	150.26	91.06	241.32	165.91	121.99	287.90
Defined benefit obligation liability as at the balance sheet is wholly funded by the company						
Change in plan assets						
Fair Value of Plan Assets as on 1st April, 2009	118.29	61.12	179.41	116.83	71.45	188.28
Expected return on plan assets	10.31	5.42	15.73	8.82	4.97	13.79
Contributions	30.00	-	30.00	-	-	-
Benefits paid	(2.25)	-	(2.25)	(3.52)	(3.65)	(7.17)
Actuarial gain / (loss)	(16.85)	7.85	(9.00)	(3.84)	(11.65)	(15.49)
Fair Value of Plan Assets as on 31st March, 2010	139.50	74.39	213.89	118.29	61.12	179.41
Reconciliation of present value of the obligation and the fair value of the plan assets						
Fair value of the defined benefit	150.26	91.06	241.32	165.91	121.99	287.90
Fair value of plan assets at the end of the year	(139.50)	(74.39)	(213.89)	(118.29)	(61.12)	(179.41)
Liability / (assets)	10.76	16.67	27.43	47.62	60.87	108.49
Unrecognised past service cost	-	-	-	-		-
Liability / (assets) recognised in the balance sheet	10.76	16.67	27.43	47.62	60.87	108.49
Gratuity & Leave Encashment cost for the period						
Service Cost	18.64	9.45	28.09	12.66	12.63	25.29
Interest Cost	13.18	9.62	22.80	12.71	9.24	21.95
Expected return on plan assets	(10.31)	(5.42)	(15.73)	(8.82)	(4.97)	(13.79)
Actuarial (gain) / loss	(28.37)	(54.29)	(82.66)	(23.39)	(9.58)	(32.97)
Past Service Cost	54.45	49.99	104.44	-	-	-
Net gratuity cost	47.59	9.35	56.94	(6.84)	7.32	0.48
Investment details of plan assets						
100% of the plan assets are invested in debt instruments						
Actual return on plan assets	(6.54)	13.27	6.73	4.98	(6.68)	(1.70)

Particulars	As at 31st March 2010		As at 31st March 2009	
	Gratuity	Earned Leave	Gratuity	Earned Leave
Assumptions				
Discount Rate	8.00%	8.00%	7.50%	7.50%
Rate of Increase in Salaries	6.00%	8.00%	7.50%	11.00%
	LIC	LIC	LIC	LIC
	1994-96	1994-96	1994-96	1994-96
	Ultimate	Ultimate	Ultimate	Ultimate
Disability	Nil	Nil	Nil	Nil
Attrition	23.00%	23.00%	23.00%	23.00%
Estimated rate of return on plan assets	8.00%	8.00%	7.50%	7.50%
Investment details on plan assets	100% of the plan Assets are invested in debt instruments			

i. The company expects to contribute Rs. 60,000,000/- to its gratuity plan next year.

ii. Expected return on plan assets is based on expectation of the average long term rate of return expected on investments of the fund during the estimated term of the obligations. The Gratuity scheme is invested in Gratuity Pay plan offered by ICICI.

iii. The estimate of future salary increase, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as demand and supply in the employment market.

Samudra Healthcare Enterprises Limited

Disclosure as required under Accounting Standard-15 (revised) on Employee benefits are as under:-

(a) Actuarial assumptions used:-

Particulars	Gratuity	Leave Encashment
Mortality	LIC(1994-96)	LIC(1994-96)
Discount Rate	8%	8%
Rate of Increase in compensation	4%	4%
Withdrawal rate	1%	1%
Expected average remaining service	30.31Yrs	29.67 yrs
Method used for present value of plan liability	Projected Unit Credit Method	Projected Unit Credit Method

(b) Present value of obligation taken to Profit & Loss Account & Balance Sheet as at 31st March 2010

(Amount in Rs)

Particulars	Gratuity		Leave Encashment	
	2009-10	2008-09	2009-10	2008-09
Opening Defined Benefit Obligation	486,470	79,727	243,946	168,829
Interest Cost	32,539	6,378	19,515	13,506
Current services cost	64,477	121,209	51,755	22,385
Benefits Paid	-	-	(118,666)	-
Actuarial (gains)/Losses on Obligation	1,163,057	279,156	221,071	39,226
Closing Defined Benefit Obligation	1,746,543	486,470	417,621	243,946

Apollo Health and Lifestyle Limited

(a) Actuarial assumptions used

Particulars	Gratuity	Leave Encashment
Mortality	LIC(1994-96) Ult	LIC(1994-96) Ult
Discount Rate	8%	8%
Rate of Increase in compensation	4%	4%
Withdrawal rate	1%	1%
Expected average remaining service	22.87Yrs	22.87Yrs
Method used for present value of plan liability	Projected Unit Credit Method	Projected Unit Credit Method

(b) Present value of obligation taken to Profit & Loss Account & Balance Sheet as at 31st March 2010

(Amount in Rs)

Particulars	Gratuity		Leave Encashment	
	2009-10	2008-09	2009-10	2008-09
Opening Defined Benefit Obligation*	1,150,889	1,152,196	259,944	381,139
Interest Cost	92,071	92,175	20,795	30,491
Current services cost	121,888	9,704	30,417	36,116
Benefits Paid	(144,936)	(887,717)	(123,926)	(327,308)
Actuarial (gains)/Losses on Obligation	(158,912)	(69,315)	174,785	139,506
Closing Defined Benefit Obligation	1,016,000	330,904	362,015	259,944

*Changed as per Actuarial Valuation

ISIS Healthcare India Private Limited (Subsidiary of Apollo Health and Lifestyle Limited)

Change in the present value of the defined benefit obligation are as follows

Particulars	Gratuity
	31.03.2010
Opening Defined Benefit Obligation#	-
Interest Cost	-
Current services cost	75,947
Closing Defined Benefit Obligation	75,947

Operations began in the year 2009-10.

Mera Healthcare Private Limited (Subsidiary of Apollo Health and Lifestyle Limited)

Change in the present value of the defined benefit obligation are as follows

Particulars	Gratuity	
	31.03.2010	31.03.2009
Opening Defined Benefit Obligation	111,153	-
Closing Defined Benefit Obligation	178,838	111,153

Apollo Gleneagles Hospitals Limited

Contribution to Defined Contribution Plan recognised for the year are as under

Particulars	Amount (Rs)	Amount (Rs.)
Employer's contribution to Provident Fund	1,589,000	1,535,000
Employer's contribution to Pension Fund	3,460,000	3,417,000

Defined Benefit Obligation

Obligation in respect of employee's gratuity fund scheme managed by Life Insurance Corporation of India is determined based on actuarial valuation using the Projected Unit Credit Method which recognizes each period of service as giving rise to additional unit of employee benefit entitlement and measures each unit separately to build up the final obligation. The obligation for Leave Encashment is recognized in the same manner and provision for leave enceshment is unfunded.

(Amount in Rs.)

Particulars	Gratuity (Funded)	
	2009-10	2008-09
A. Change in the present value of the defined benefit obligation representing reconciliation of opening and closing balances thereof are as follows:		
Opening Defined Benefit Obligation	11,010,000	8,646,000
Interest Cost	864,000	742,000
Current services cost	3,057,000	2,528,000
Benefits Paid	(1,603,000)	(573,000)
Actuarial (gain)/Loss on Obligation	(680,000)	(333,000)
Closing Defined Benefit Obligation	12,648,000	11,010,000
B. Changes in the fair value of Plan Asset representing reconciliation of opening and closing balances thereof are as follows		
Fair Value of Plan Assets at the beginning of the year	11,616,000	8,530,000
Expected return on plan assets	1,122,000	768,000
Contributions	2,133,000	2,461,000
Benefits paid	(680,000)	(333,000)
Actuarial gain / (loss)	84,000	190,000
Fair Value of Plan Assets at the end of the year	14,275,000	11,616,000
Total actuarial gain / (loss)	1,687,000	763,000
C. Actual return on plan assets:		
Expected return on plan assets	1,122,000	768,000
Actuarial (gain) / loss	84,000	190,000
Actual return on plan assets:	1,206,000	958,000
D. Amount recognised in the balance sheet:		
Liability at the end of the year	12,648,000	11,010,000
Fair value of plan assets at the end of the year	14,275,000	11,616,000
Amount recognised in the balance sheet	(1,627,000)	(606,000)
E. Expenses recognised in the Income Statement		
Current services cost	3,057,000	2,528,000
Interest Cost	864,000	742,000
Expected return on plan assets	(1,122,000)	(768,000)
Actuarial (gain) / loss	(1,687,000)	(763,000)
Expenses recognised in the Income Statement	1,112,000	1,739,000
F. Balance Sheet Reconciliation		
Opening Net Liability	(606,000)	116,000
Expenses as above	1,112,000	1,739,000
Employers Contribution	(2,133,000)	(2,461,000)
Amount recognised in the balance sheet	(1,627,000)	(606,000)
G. Actuarial assumptions used:-		
Discount Rate	8.30%	8.10%
Rate of return on plan assets	9.15%	9.15%
H. Experience adjustments on plan liabilities (loss/(gain))	(12.72)	(14.8)
Experience adjustments on plan assets (loss/(gain))	0.84	1.90

Note:

Assumptions relating to future salary increases, attrition, interest rate for discount and overall expected rate of return on assets have been considered based on relevant economic factors such as inflation, market growth & other factors applicable to the period over which the obligation is expected to be settled.

The Company expects to contribute Rs. 1,743,120/- to the Gratuity fund in 2010-11.

For Leave encashment, the Company has not funded with an insurer. The liability is discharged by the Company as and when it is claimed.

Apollo Gleneagles PET-CT Private Limited

(a) Actuarial assumptions used:

Particulars	As at 31.03.2010		As at 31.03.2009	
	Gratuity	Leave Encashment	Gratuity	Leave Encashment
Mortality	LIC(1994-96) Ult	LIC(1994-96) Ult	LIC(1994-96) Ult	LIC(1994-96) Ult
Discount Rate	8%	8%	8%	8%
Rate of Increase in compensation	4%	4%	4%	4%
Withdrawal rate	1%	1%	1%	1%
Expected average remaining service	21.67Yrs	21.67Yrs	24.34Yrs	37.64Yrs
Method used for present value of plan liability	Projected Unit Credit Method	Projected Unit Credit Method	Projected Unit Credit Method	Projected Unit Credit Method

(b) Present value of obligation taken to Profit & Loss Account & Balance Sheet as at 31st March 2010

(Amount in Rs)

Particulars	Gratuity		Leave Encashment	
	2009-10	2008-09	2009-10	2008-09
Opening Defined Benefit Obligation*	341,032	279,732	374,224	271,422
Interest Cost	27,456	22,379	30,052	21,714
Current services cost	55,386	18,915	163,526	31,063
Benefits Paid	-	-	-	-
Actuarial (gains)/Losses on Obligation	194,477	22,180	660,047	51,461
Closing Defined Benefit Obligation	618,351	343,206	1,227,849	375,660

*Changed as per Actuarial Valuation

Apollo Hospitals International Limited.

a. Gratuity:

The Company has covered its gratuity liability under the LIC's group gratuity cum Life Assurance Scheme. The payments for the year amounts to Rs. 1,794,400/-. This was determined by the actuarial valuation by LIC.

b. Leave Encashment Benefits:

Actuarial valuation was done to determine the liability of the Company for accumulated leave encashment and medical leave. Projected unit credit method was used to determine the liability.

Particulars	2009-10	2008-09
Number of Employees eligible for benefits	786	740
Average Gross Salary (Rs.)	5,101	4,933
Average Leave days	34 days	18 days
Average Age	29 years	29 years
Retirement Age	58 years	58 years
Future Salary Rise	7.00%	7.00%
Rate of Discounting	8.00%	7.75%
Present value of liability		
Leave Encashment (Rs.)	4,049,453	2,685,428

Mortality Rate: As per LIC (1994-96) ultimate

Apollo Munich Health Insurance Company Limited
(Formerly Apollo DKV Insurance Company Limited)

Gratuity Plan

The gratuity liability arises on retirement, withdrawal, resignation and death of an employee. The aforesaid liability is calculated on the basis of actuarial valuation as per the projected unit credit method. The gratuity plan has been funded through a policy taken from LIC of India. Disclosure as per AS-15 (Revised) on 'Employee Benefits' is as under:

i. Assumptions Used

Particulars	31.03.2010	31.03.2009
Mortality	LIC (1994-96) Ult.	LIC (1994-96) Ult.
Discount Rate	8%	8%
Rate of increase in compensation	6%	5%
Withdrawal rate	15%	10%
Expected average remaining service	5.53 Yrs	8.38 Yrs

ii. Changes in benefit obligations (Amount in Rs.)

Particulars	31.03.2010	31.03.2009
Present value of obligations at the beginning of Period	3,042,000	1,351,000
Interest cost	242,000	95,000
Current Service Cost	2,206,000	2,152,000
Benefits Paid	(28,000)	-
Actuarial (gain)/loss on obligation	(1,690,000)	(556,000)
Present value of obligations at end of period	3,772,000	3,042,000

iii. Fair Value of Plan Assets (Amount in Rs.)

Particulars	Year Ended 31.03.2010	Year Ended 31.03.2009
Fair Value of Planned Assets at beginning of period	2,295,000	Nil
Contributions	2,281,000	2,177,000
Actual Return on Planned Assets	308,000	118,000
Benefits Paid	(28,000)	Nil
Actuarial (gain)/loss on Planned Assets	22,000	Nil
Fair Value of Planned Assets at end of period	4,878,000	2,295,000

iv. Amounts recognized in Profit & Loss Account (Amount in Rs.)

Particulars	Gratuity	
	31.03.2010	31.03.2009
Current Service Cost	2,206,000	2,152,000
Interest Cost	242,000	95,000
Expected Return on Plan Assets	(308,000)	(87,000)
Actuarial (Gain)/loss on obligation	(1,712,000)	(587,000)
Amount recognized in Profit & loss Account	428,000	1,572,000

v. Amounts recognized in Balance Sheet (Amount in Rs.)

Particulars	As at 31.03.2010	As at 31.03.2009
Present value of obligations at end of period	3,772,000	3,042,000
Fair Value of Plan Assets at end of period	4,878,000	2,295,000
Funded Status	(1,106,000)	(747,000)
Net Asset/(Liability) recognized in the balance sheet	(1,106,000)	(747,000)

vi. Balance Sheet Reconciliation (Amount in Rs.)

Particulars	Year Ended 31.03.2010	Year Ended 31.03.2009
Opening Net Liability	(747,000)	1,351,000
Expenses as above	428,000	1,572,000
Contribution Paid	(2,281,000)	(2,176,000)
Closing Net Liability	1,106,000	(747,000)

Note: As the Gratuity Fund is managed by Life Insurance Corporation of India (LIC), details of investments are not available with the Company.

Apollo Lavasa Health Corporation Limited

a) **Defined benefit plans/Long Term Compensated Absences - As per Actuarial Valuation on September 30, 2009.** (Amount in Rs.)

Particulars	Leave Encashment unfunded
	31.03.2010
Expenses Recognized in Profit & Loss A/c	
Current Service Cost	34,000
Interest Cost	-
Expected Return on plan assets	-
Net Actuarial (Gains)/ Losses	-
Past Service Cost	-
Settlement Cost	-
Total Expense	34000
Net Asset/(Liability) recognized in the Balance sheet	
Present Value of obligations as on 31.03.2010	34000
Fair value of plan assets as at 31.03.2009	
Net Asset/(Liability) as at 31.03.2009	34000
Actuarial Assumptions	
Discounted rate	8% p.a

Mortality table LIC(1994-96)

Operation commenced during the year 2009-10.

b) **Defined Contribution Plans**

Contribution to provident and other funds amounts to Rs. 74,000/- (RS.Nil)

Apollo HOSPITALS

Apollo Health Street Limited

Gratuity plan

The Company has an unfunded defined benefit gratuity plan for its Indian Entities (Apollo Health Street Limited and Zavata India Private Limited). Employees are eligible for gratuity benefits on termination or retirement in accordance with the Payment of Gratuity Act, 1972.

The following tables summaries the components of net benefit expense recognised in the profit and loss account and amounts recognised in the balance sheet for the respective plans.

(A) Net employee benefit expenses (recognised in personnel expenses) (Amount in Rs)

Particulars	31.03.2010	31.03.2009
Interest cost	1,252,513	951,771
Current service cost	4,040,104	4,997,292
Benefits Paid	-	(899,131)
Actuarial loss/ (gain)	1,487,570	(1,434,015)
Net employee benefit expenses	**6,780,187**	**3,615,917**

(B) Changes in the present value of the defined benefit obligation are as follows: (Amount in Rs)

Particulars	31.03.2010	31.03.2009
Opening defined benefit obligation	15,936,307	12,373,000
Interest cost	1,252,513	951,771
Current service cost	4,040,104	4,997,292
Benefits paid	(559,877)	(951,741)
Actuarial loss/ (gain)	1,487,570	(1,434,015)
Closing defined benefit obligation	**22,156,617**	**15,936,307**

(C) Details of provision for gratuity (Amount in Rs)

Particulars	31.03.2010	31.03.2009
Defined benefit obligations	22,156,617	15,936,307
Fair value of plan assets	Nil	Nil
Net Liability	**22,156,617**	**15,936,307**

The principal assumption used in determining gratuity obligations for the Company's plan is shown below:

Particulars	31.03.2010	31.03.2009
Discount rate	7.40% p.a.	8.00% p.a.
Expected rate of return on plan assets	Not Applicable	Not Applicable
Salary escalation rate	12% p.a for first 5 years	12% p.a for first 5 years
	10% p.a for next 5 years	10% p.a for next 5 years
	8 % p.a for next 5 years	8 % p.a for next 5 years
	6% p.a thereafter	6% p.a thereafter

Particulars	31.03.2010	31.03.2009
Attrition rate	Age 21-30 - 36%	Age 21-30 - 36%
	Age 31-34 - 25%	Age 31-34 - 25%
	Age 35-40 - 20%	Age 35-40 - 20%
	Age 41-44 - 15%	Age 41-44 - 15%
	Age 45-49 - 10%	Age 45-49 - 10%
	Age 50-57 - 05%	Age 50-57 - 05%

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors, such as supply and demand in the employment market.

Family Health Plan Limited

(a) Actuarial assumptions used:-

Particulars	Gratuity	Leave Encashment
Mortality	LIC(1994-96)	LIC(1994-96)
Discount Rate	8.00%	8.00%
Rate of Increase in compensation	8.00%	8.00%
Withdrawal rate	15.00%	15.00%
Expected average remaining service	5.52Yrs	5.52Yrs

(b) Present value of obligation taken to Profit & Loss Account & Balance Sheet as at 31st March 2010

(Amount in Rs)

Particulars	Gratuity		Leave Encashment	
	2009-10	2008-09	2009-10	2008-09
Opening Defined Benefit Obligation	3,776,684	2,872,174	344,399	835,531
Interest Cost	323,070	296,125	98,409	330,970
Current services cost	1,333,031	1,687,718	1,537,467	1,217,877
Benefits Paid	(147,810)	(702,668)	(200,445)	(491,132)
Actuarial (gains)/Losses on Obligation	(1,975,710)	(376,665)	(1,000,847)	(1,548,847)
Closing Defined Benefit Obligation	3,309,265	3,776,684	2,780,677	344,399

Indraprastha Medical Corporation Limited

The summarised position of post employment benefits and long term benefits recognised in the Profit & Loss Account and the Balance Sheet as required in accordance with Accounting Standard 15 (Revised) are as under:

(Amount in Rs.)

Particulars	Gratuity funded		Leave Unfunded	
	2009-10	2008-09	2009-10	2008-09
(a) Expenses recognised in the Profit & Loss Account				
Current services cost	7,213,599	6,234,867	7,814,312	7,639,236
Interest Cost	2,967,349	2,802,399	2,098,323	1,788,260
Expected return on plan assets	(3,161,575)	(2,944,546)	-	-
Actuarial (gain) / loss	4,198,477	1,304,375	5,752,094	4,274,805
Expenses recognised in the Profit & Loss Account	11,217,850	7,397,095	15,664,729	13,702,301
(b) Amount recognised in the balance sheet				
Present value of obligation as at the end of the year	46,881,410	38,288,370	35,404,719	27,977,645
Fair value of plan assets at the end of the year	38,278,164	38,902,974	-	-
Unfunded net liability recognised in the balance sheet	(8,603,246)	(614,604)	(35,404,719)	(27,977,645)
(c) Change in the present value of obligations				
Present value of obligations at beginning of the year	38,288,370	29,988,254	27,977,645	22,353,257
Interest Cost	2,967,349	2,802,399	2,098,323	1,788,260
Current services cost	7,213,599	6,234,867	7,814,312	7,639,236
Benefits Paid	(2,766,561)	(2,386,267)	(8,237,655)	(8,077,913)
Actuarial (gains)/Losses on Obligation	1,178,653	1,649,117	5,752,094	4,274,805
Present value of obligations at the year end	46,881,410	38,288,370	35,404,719	27,977,645
(d) Change in fair value of plan assets				
Fair Value of Plan Assets at beginning of the year	38,902,974	23,773,204	-	-
Expected return on plan assets	3,161,575	2,944,546	-	-
Employers Contribution	2,000,000	14,226,749	-	-
Benefits Paid	(2,766,561)	(2,386,267)	-	-
Actuarial (gains)/Losses on Plan Assets	(3,019,824)	(344,742)	-	-
Fair value of plan assets at the end of the year	38,278,164	38,902,974	-	-

(e) Actuarial assumptions used (Expressed as weighted average)

Particulars	Gratuity		Leave Encashment	
	2009-10	2008-09	2009-10	2008-09
Discount Rate	8.00%	7.75%	7.50%	8%
Expected rate of return on plan assets (in case of Gratuity Fund)	8.00%	8.00%	-	-
Expected Rate of Increase in compensation	5.00%	5.00%	5.00%	5.00%
Method Used	Projected unit credit method		Projected unit credit method	

(f) **Contribution to Defined Contribution Plan recognized for the year are as under**

	(Rs)	(Rs)
Employer's contribution to Provident Fund	16,753,005	15,130,951
Employer's contribution to Pension Fund	12,146,354	11,906,330

9. Apollo Hospitals Enterprise Limited

During the year, the Foreign Exchange loss (the difference between the spot rates on the date of the transactions, and the actual rates at which the transactions are settled) amounting to Rs. 15,049,826/- (Rs.31,087,438/-) and the Foreign Exchange gain arising out of the restatement of the monetary items as on the Balance Sheet date is Rs. 22,200,000/-. The above Exchange difference have been adjusted to the Profit and Loss Account, which is in conformity to the Accounting Standard 11 on 'Accounting for the effects of changes in Foreign Exchange rates' issued by the Institute of Chartered Accountants of India.

10. Leases

Finance leases

a. Apollo Health Street Limited

Fixed assets include vehicles, computers, office equipments, furniture and leasehold improvements obtained on finance lease arrangements. The finance lease term is for a period of eighteen to seventy two months. There is no escalation clause in any of the lease agreements. Some leases have purchase and renewal clauses. There are no restrictions imposed by lease arrangements. The minimum lease payments due are as under:

(Rs.)

Particulars	31.03.2010	31.03.2009
Total minimum lease payments at the year end	25,696,417	41,123,959
Less: Unearned finance income	2,660,527	5,620,750
Present value of total minimum lease payments [Rate of Interest 0% to 13.74%]	23,035,890	34,990,040
Not later than one year [Present value Rs.12,546,127/- and Rs.12,921,891/- as on March 31, 2010 and 2009 respectively]	14,630,077	16,378,699
Later than one year but not later than 5 years [Present value Rs.10,489,763 /-and Rs.22,068,174/- as on March 31, 2010 and 2009 respectively]	11,066,340	24,745,259

b. British American Hospitals Enterprises Limited

Particulars		Payments	Interest	Principal	Payments	Interest	Principal
		31.12.2009	31.12.2009	31.12.2009	31.12.2008	31.12.2008	31.12.2008
Less than one year	MUR	23,150,595	14,658,669	8,491,926	227,866	100,357	127,509
	Rs.	379,784	167,265	212,519	379,784	167,265	212,519
Between one and five years	MUR	900,866	91,268	701,548	900,866	91,268	701,548
	Rs.	1,501,473	152,116	1,169,720	1,501,473	152,116	1,169,720
More than five years	MUR	55,922,119	7,466,569	48,455,550	-	-	-
	Rs.	89,709,145	11,977,721	77,731,424	-	-	-

Non- cancellable Operating Leases

Lease payments recognised in the Profit & Loss Account is Rs.890,247,345/- (Rs. 736,364,501/-)

Minimum Lease Payments	31.03.2010 (Rs.)	31.03.2009 (Rs.)
Not later than one year	426,777,079	453,886,281
Later than one year and not later than five years	891,956,671	1,068,892,479
Later than five years	7,166,533,482	1,522,694,324

Lease agreements are renewable for further period or periods on terms and conditions mutually agreed between the lessor and lessee.

Variations/Escalation clauses in lease rentals are made as per mutually agreed terms and conditions by the lessor and lessee.

Apollo Gleneagles Hospital Limited

The cost of leasehold land has not been amortised over the period of lease since the lease is intended to be renewed on the expiry of the stipulated period.

The Company has certain cancellable operating lease arrangements for residential accommodation and use of certain medical equipment with tenure extending upto one year. Form of certain lease arrangements include option for renewal on specified terms and conditions and payment of security deposit etc. Expenditure incurred on account of operating lease rentals during the year and recognised in the Profit & Loss Account amounts to Rs. 12,337,418/- (Rs. 8,540,426/-)

11. **Apollo Hospitals Enterprise Limited**

The 1,549,157 Share warrants issued to Dr. Prathap C Reddy on 19th October 2007 was converted into 1,549,157 equity shares of Rs.10/-each fully paid up at a price of Rs. 497.69 per equity share including premium of Rs.487.69 per equity Share on 18th April 2009.

12. **Apollo Hospitals Enterprise Limited**

The Company had issued 9,000,000 Global Depository Receipts during the year 2005-06. Total GDR's converted into underlying Equity Shares during the year is 24,800 (2008-09: 173,510) and the total GDR's converted upto 31st March 2010 is 4,337,000 (2008-09: 4,312,200).

13. **Apollo Hospitals Enterprise Limited**

During the year 2002-03, on a review of fixed assets, certain selected medical equipments were identified and impaired. For the current year, on a review as required by Accounting Standard 28 ' Impairment of Assets', the management is of the opinion that no impairment loss or reversal of impairment loss is required, as conditions of impairment do not exist.

14. **Earnings in Foreign Exchange** (Rs.)

Particulars	2009-10	2008-09
Hospital fees	552,080,153	561,151,634
Project Consultancy Services	124,352,670	134,736,152
Software Consultancy - Others	4,672,501	-
Pharmacy Sales*	491,554	219,787

*Pharmacy sales are sales made within India to in-patients who have paid in foreign currency.

15. Directors travelling included in travelling and conveyance amounts to Rs. 6,582,475/- (Rs. 8,390,166/-).

16. **Unclaimed Dividend**

Year	Amount in Rs.
2002-03	1,385,330
2003-04	1,684,223
2004-05	1,865,468
2005-06	2,173,462
2006-07 (*)	1,676,650
2006-07	1,095,716
2007-08	2,946,264
2008-09	3,533,795
Total	**16,360,908**

(*) Interim Dividend

During the year, the amount transferred to Investors Education and Protection Fund of the Central Government as per the provisions of Section 205A and 205C of the Companies Act, 1956 is Rs. 1,231,097/- (Rs. 1,668,843/-) in aggregate which comprises of Rs. 1,122,139/- (Rs. 1,386,843/) as unclaimed dividend and Rs.133,958/- (Rs. 282,000/-) as unclaimed deposit.

17. Deferred Tax

The deferred tax for the year recognized in the profit and loss account of the group comprises:

Rs.

Particulars	2009-10	2008-09
Deferred Tax Liability for the year	156,742,294	53,991,247
Deferred Tax Asset for the year	100,587,373	67,688,801

The accumulated deferred tax liability/(asset) of the group as on 31.03.2010 comprises: **Rs.**

Particulars	2009-10	2008-09
On account of depreciation	462,654,003	401,635,441
On account of Deferred Revenue Expenditure	2,370,397	(1,972,797)
On account of unabsorbed losses and depreciation (Deferred Tax Asset)	(41,739,128)	(109,360,906)

Apollo Munich Health Insurance Company Limited

(Formerly Apollo DKV Insurance Company Limited)

There has been a net deferred tax asset amounting to Rs. 639,466,000/- (Rs.348,200,000/-) on account of accumulated losses. However as a principle of prudence, the company has not recognised deferred tax asset in the financial statements for the year ended 31st March 2010

Apollo Gleneagles Hospital Limited

The Company has significant amount of carried forward unabsorbed losses and depreciation under the Income Tax Act, 1961. However, as a matter of prudence net deferred tax assets of Rs. 68,659,780 (Rs.74,691,634/-) has not been recognized in the accounts.

18. Apollo Hospitals Enterprise Limited

International Finance Corporation has granted a External Commercial Borrowings of USD 35 million during the year. During the year the company has drawn a sum of 15 million US$ of the sanctioned amount of 35 million US$ and the company had entered into a forward contract with HDFC Bank for draw down and hedged the loan for interest rate and foreign currency fluctuation risk. The tenure of this derivative contract matches with the tenure of the loan outstanding as of March 31, 2010. Gain/loss on forward contract during the year ended 31st March 2010 accounted for in the Profit and Loss Account is Rs. 31,350,000/- (Nil).

19. Apollo Health Street Limited (AHSL)

a. Reversal of Impairment losses

During the previous year, Apollo Health Street Limited had recognised impairment loss in respect of capital expenditure incurred at Chennai project. The impairment loss was recognised as the commercial activity as required by State Industrial Promotion Corporation of Tamil Nadu (SIPCOT) (Government Authority) was not commenced by June 2008.

However, during the current year, Apollo Health Street Limited has resumed the construction work at the land and project officer of SIPCOT has intimated the General Manager of SIPCOT that construction activity is in progress and the Apollo Health Street Limited would commence operations by April 2010. Since the conditions giving rise to impairment loss no longer exists, the entire impairment loss recognised during the previous year amounting to Rs. 48,234,068/- has been reversed and credited to the profit and loss account during the current year.

20. Sundry Debtors, Loans and Advances

i. Confirmation of balances from Debtors, Creditors and for Deposits are yet to be received in a few cases though the company has sent letters of confirmation to them. The balances adopted are as appearing in the books of accounts of the Company.

ii. Sundry Debtors represent the debt outstanding on sale of pharmaceutical products, hospital services and project consultancy fees and is considered good. The company holds no other securities other than the personal security of the debtors.

iii. Advances and deposits represent the advances recoverable in cash or in kind or for value to be realised. The amounts of these advances and deposits are considered good for which the company holds no security other than the personal security of the debtors.

21. Prior period items

Apollo Health Street Limited

The erstwhile partners of Armanti Financial Services LLC sold their entire stake to Apollo Group effective August 1, 2006. The terms of the securities purchase agreement dated July 31, 2006 (including supplemental agreements thereto) required the acquirer to pay contingent consideration up to USD 15,000,000. During the previous year the Company vide an amendment dated September 14, 2007 determined the final additional consideration to be USD 11,175,000 (Rs.569,366,250/-). The amount has been recorded as goodwill. A deferred payment liability of USD 2,333,332 (Rs. 105,326,606) has been converted into unsecured loan during the current year. Per terms of agreement, the erstwhile partners have an option to demand payment of loan including interest or convert it into equity shares of Apollo Health Street Limited based on an agreed formula upon occurrence of triggering event. Triggering event is earlier of September 15, 2015, date of change of control of Apollo Health Street Limited date of repayment/refinancing of term loan or public issue of securities by Apollo Health Street Limited.

22. Power Generation

Apollo Hospitals Enterprise Limited

The Electricity charges incurred in respect of the main hospital is net of Rs. 7,473,635/- (Rs.8,078,300/-) [units qualified KWH - 1,590,948 (1,615,660)], being the rebate received from TNEB for Wind Electric Generators owned & run by the Company.

23. Apollo Hospitals Enterprise Limited

The company has been exempted by the Ministry of Corporate Affairs, vide Order No: 46/66/2010 - CL-III, from publishing the quantitative particulars as per Para 3(ii) d of Part II of Schedule VI of the Companies Act, 1956 with respect to the total value of turnover, purchases, goods traded, sales, consumption of raw materials etc., for the financial year ended 31.03.2010 and hence the same is not disclosed for this financial year.

24. In the case of Indraprastha Medical Corporation Limited, materials consumed are of varied nature and include items of food, beverages, medical consumables etc., Therefore it is not feasible to give the details as required under part II of schedule VI to the Companies Act, 1956.

25. In the process of acquiring Apollo Gleneagles Hospitals Limited (AGHL) in Kolkata, Apollo Hospitals Enterprise Limited had initially invested Rs.30 million [5 million towards equity and Rs.25 million to discharge other liabilities of AGHL , erstwhile Duncan Gleneagles Hospital Limited (DGHL)] to acquire 50.26% holding in DGHL (subsequently reduced to 49%,now increased to 50%). AGHL assigned an unsecured debt of Rs.176 million existing in its books to Apollo Hospitals Enterprise Limited. As a measure of prudence, this amount is not recognized as an advance or investment in the books of Apollo Hospitals Enterprise Limited currently and will be accounted for as and when the amount(s) are received.

26. Expenditure in Foreign Currency

Rs.

Particulars	For the period ended 31.03.2010	For the period ended 31.03.2009
a. CIF Value of Imports		
Machinery and Equipment	1,004,382,673	974,522,634
Stores and Spares	17,966,600	17,647,037
Other Consumables	10,449,638	11,257,810
b. Investments	-	108,949,100
c. Expenditure		
Travelling Expenses	17,161,225	24,399,346
Professional Charges	5,549,995	12,983,176
Staff Welfare Expenses	-	1,518,880
Transport Charges	-	243,180
Project Expenses	-	12,384
Rent	-	85,620
Business Promotion	1,965,232	-
Others	14,266,495	65,700,396
d. Dividends		
Amount remitted during the year in foreign currency on account of dividends excluding the payment of dividend directly to the shareholders Non-resident external bank account.	3,775,686	3,890,184
Non-Residents shareholders to whom remittance was made	224 (Nos)	237 (Nos)
Shares held by non-resident share-holders on which dividend was paid.	580,869 Nos)	64,8364 (Nos)

27. General Information

(a) Apollo Hospitals Enterprise Limited

On review of the operations of setting up the Hospital in Noida, the Company has re-assigned the lease agreement between itself and the lessor to its associate, Indraprastha Medical Corporation Limited by extinguishing its rights and privileges in the original lease deed dated 27.10.2001

(b) In case of Unique Home Healthcare Limited, the Company is still in the process of appointing the whole time Managing Director as per sec. 269 of the Companies Act, 1956.

(c) Western Hospitals Corporation Private Limited

i. Joint Venture with Birla Wellness and Healthcare Private Limited

On 21st January 2008, the Company has entered into a 50:50 Joint Venture agreement with Birla Wellness and Healthcare Private Limited to set up a joint venture company, namely, Ashok Birla Apollo Hospital Private Limited, for setting up a super specialty hospital facility with a capacity of 200 beds in Thane, Maharashtra. In this regard, as per the JV agreement, the Company has to initially contribute an amount of Rs. 100,000,000/- towards the share capital and has paid an amount of Rs.5,000,000/- as Advance towards Share capital during April 2009 for which the Equity Shares were not allotted as at 31 March, 2010.

ii. The Company is still in the process of appointing the whole time Managing Director and whole time Company Secretary, which is mandatory as per sec. 269 and sec. 383A of the Companies Act, 1956.

(d) In case of Quintiles Phase One Clinical Trials India Pvt. Limited, the Company is still in the process of appointing the whole time Secretary as per sec. 383A of the Companies Act, 1956.

(e) Apollo Gleneagles Hospital Limited

- In view of the nature of activities carried out by the Company, it is not practicable to furnish quantitative and other details other than those given above in respect of consumption, purchase, sales as required in terms of Para 3, 4C and 4D of Part II of Schedule VI of the Companies Act, 1956.

- The Company runs a diagnostic centre (the centre) independent of its hospital and therefore both the hospital as well as the centre has been considered by the management as two separate cash generating units (CGUs) for the purpose of determination of impairment in value of fixed assets. As required by Accounting Standard 28 on 'Impairment of Assets', the Company has carried out an assessment at the Balance Sheet date for ascertaining indications, if any, of other impairment loss/reversal of impairment loss recognised in earlier years. In view of the management no such indications exist as on 31st March 2010.

- Buildings of Rs. 19,169,987/- (Net) [Previous year 19,589,883/- (Net)] pertaining to diagnostic center at Gariahat include the cost of land pending allocation/ ascertainment of cost attributable there against.

- In the opinion of the Board of Directors, unless otherwise stated, the current assets and loans and advances have the value at least equal to the amount at which these are stated in the balance sheet, if realized in the ordinary course of the business, and adequate provisions for all known liabilities have been made and are not in excess of the amount reasonably required in this respect.

- Certain debit and credit balances including debtors, creditors including deposits, unsecured loans from body corporate, bank balances and loans and advances etc are subject to confirmation and reconciliation and consequential adjustments, if any, arising there from.

- Plant & Machinery includes Rs. 2,615,163/- being contribution towards cost of service line (owned by electricity service provider) which is amortised on straight line basis over a period of 36 months.

(f) Apollo Munich Health Insurance Company Limited

(Formerly Apollo DKV Insurance Company Limited)

(i) Encumbrances

The company has all the assets within India and assets are free from encumbrances except deposits in banks amounting to Rs. 1,300,000/-

(ii) Commitments made and outstanding for (Amount in Rs.)

Particulars	As at 31.03.10	As at 31.03.09
Loans	**Nil**	Nil
Investments	**Nil**	Nil
Fixed Assets	**2,932,000**	11,588,000

(iii) Claims, less reinsurance paid to claimants **(Amount in Rs.)**

Class of Business	In India		Outside India	
	As at 31.03.2010	As at 31.03.2009	As at 31.03.2010	As at 31.03.2009
Miscellaneous	497,636,000	166,644,000	3,464,000	360,000

(iv) **Age-wise breakup of claims outstanding** (Amount in Rs.)

Class of Business	Outstanding for more than six months		Outstanding for six months or less	
	As at 31.03.2010	As at 31.03.2009	As at 31.03.2010	As at 31.03.2009
Miscellaneous	1,146,000	140,000	104,301,000	50,125,000

(v) **Claims Settled and remaining unpaid for a period of more than six months:** (Amount in Rs.)

Class of Business	As at 31.03.2010	As at 31.03.2009
Miscellaneous	Nil	Nil

(vi) **Premium less reinsurance written during the year** (Amount in Rs.)

Class of Business	In India		Outside India	
	Year ended 31.03.2010	Year ended 31.03.2009	Year ended 31.03.2010	Year ended 31.03.2009
Miscellaneous	992,427,000	414,252,000	Nil	Nil

No premium income is recognized on "varying risk pattern" basis.

(vii) **Extent of risk retained and reinsured:**

Class of Business	Risk Retained		Risk Reinsured	
	Year ended 31.03.2010	Year ended 31.03.2009	Year ended 31.03.2010	Year ended 31.03.2009
Miscellaneous	87%	85%	13%	15%

(viii) **Value of Contracts in relation to Investments:** (Amount in Rs.)

Particulars	As at 31.03.2010 Rs.	As at 31.03.2009 Rs.
Purchase where deliveries are pending	Nil	20,000,000
Sales where payments are overdue	Nil	Nil

(ix) All the investments held by the Company are performing assets.

(x) The Company does not have any investment property as at March 31, 2010.

(xi) The investments as at year-end have not been allocated into Policy Holders & Shareholders as the same are not earmarked separately.

(xii) The historical cost of investments in mutual funds, which have been valued on fair value basis, is Rs. 92,620,000/- (Rs.49,417,000/-).

(xiii) **Expenses relating to outsourcing, business development and marketing support are given below**

(Amount in Rs.)

Operating expenses	Year ended 31.03.2010	Year ended 31.03.2009
Outsourcing Expenses	134,990,000	86,249,000
Marketing Support	171,955,000	101,516,000
Business Promotion	83,963,000	20,114,000

(xiv) Sector wise business

Disclosure of Sector wise business based on gross direct written premium (GWP) is as under:

Business Sector	Year ended 31.03.10			Year ended 31.03.09		
	GWP Rs.	No. of Lives	% of GWP	GWP Rs.	No. of Lives	% of GWP
Rural	45,365,000	46,441	3.96%	291,000	1057	0.06%
Social	14,814,000	36,344	1.29%	296,000	207	0.06%
Urban	1,086,427,000	484,733	94.75%	480,861,000	516,838	99.88%

(xv) Disclosure of Fire and Marine Revenue accounts

As the company operates in single business segment viz. Miscellaneous Insurance Business, the reporting requirements as prescribed by IRDA with respect to presentation of Fire and Marine Insurance revenue accounts are not applicable.

(xvi) Summary of Financial Statements is provided as under

(Amount in Rs.)

S. No.	Particulars	2009-2010	2008-2009
	Operating Results		
1.	Gross Premium Written	**1,146,691,000**	489,793,000
2.	Net Earned Premium Income	**699,577,000**	216,392,000
3.	Income from Investments (Net)	**30,017,000**	9,617,000
4.	Other Income	-	-
5.	Total Income	**729,594,000**	226,009,000
6.	Commission (Net of Reinsurance)	**105,635,000**	35,903,000
7.	Brokerage	**52,158,000**	33,652,000
8.	Operating Expenses	**983,040,000**	723,781,000
9.	Claims Incurred	**597,360,000**	247,289,000
10.	Operating Profit/Loss	**(956,441,000)**	(780,964,000)
11.	Total Income under Shareholders Account	**59,464,000**	62,721,000
12.	Profit /(Loss) before tax	**(896,977,000)**	(718,243,000)
13.	Provision for Tax	**(4,000)**	(3,591,000)
14.	Profit/(Loss) after tax	**(896,981,000)**	(721,834,000)
	Miscellaneous		
15.	Policy holders' Account Total Fund Total Investments Yield on investments	**Not applicable being General Insurance Co.**	
16	Shareholders' Account Total Fund Total Investments Yield on investments	**Not applicable being General Insurance Co.**	
17.	Paid Up Equity Capital	**1,292,999,000**	1,073,700,000
18.	Net Worth	**895,438,000**	960,437,000
19.	Total Assets	**1,914,206,000**	1,453,943,000

S. No.	Particulars	2009-2010	2008-2009
20.	Yield on total investments	**8.82%**	10.69%
21.	Earning Per Share (Rs.)	**(8.11)**	(7.09)
22.	Book value per Share(Rs.)	**6.80**	8.95
23.	Total Dividend	-	-
24.	Dividend Per share	-	-

(xvii) Accounting Ratios are provided as under

Performance Ratios	2009-2010 (in times)	2008-2009 (in times)
Gross Premium Growth Rate	**2.34**	16.51
Gross Premium to Shareholders Funds Ratio	**1.28**	0.51
Growth Rate of Shareholders Funds	**0.93**	1.33
Net Retention Ratio	**0.87**	0.85
Net Commission Ratio	**0.11**	0.09
Expenses of Management to Gross Direct Premium	**0.86**	1.50
Combined Ratio	**1.35**	1.89
Technical Reserves to Net Premium Ratio	**0.70**	0.73
Underwriting Balance Ratios	**(0.96)**	(1.89)
Operating Profit Ratio	**(0.90)**	(1.73)
Liquid Assets to Liability Ratio	**0.15**	0.79
Net Earnings Ratio	**(0.90)**	(1.74)
Return on Net Worth	**(1.00)**	(0.75)
Reinsurance Ratio	**0.13**	0.15

(g) Indraprastha Medical Corporation Limited

(i) The appeal filed by the company against assessment of property tax by MCD, has been decided by the Additional District Judge, Delhi on 17th April 2004 remanding the case to MCD for reassessment on the basis of directions set out in the said order.

The Company has provided Rs. 83,693,078/- (Rs. 83,693,078/-) against property tax liability up to 31st March 2004. The Company has been advised by their legal counsel that on the basis of facts and the directions given by the Honourable Judge, the Company's liability is not likely to exceed the amount provided for the said liability in the books of account.

Further the company has provided Rs.2,968,053/-(Rs.2,968,053/-) against property tax liability for the year ended 31st March 2010 as per unit area method of calculating the property tax.

(ii) Under the terms of the agreement between the Government of NCT of Delhi and the company, the Hospital project of the company has been put up on the land belonging to Government of NCT of Delhi. The Government of NCT of Delhi is committed to meet the expenditure to the extent of Rs. 154,780,000/- out of IMCL Building fund account (funds earmarked for the period) together with the interest thereon for construction of definite and designated buildings while the balance amount of the cost of the building will be borne by the Company. As at 31st March, 2010, the aforesaid fund, together with interest thereon amounting to Rs. 192,357,946/- have been utilized towards progress payments to contractors, advances to contractors, payments for materials etc. The ownership of the building between Government of NCT of Delhi and the company will be decided at a future date keeping in view the lease agreement.

(ii) The company had filed application for determination of question of law under section 84 of the Delhi Value Added Act, 2004 (VAT) before the Commissioner, Trade and Taxes, Delhi (CTT) regarding the applicability of VAT to the hospital, inter alia, in respect of medicines and consumables administered by the hospitals in the course of medical treatment to its patients.

The CTT has vide its order dated 17th March 2006 in this regard held that VAT would be applicable to the hospitals in respect of the aforesaid. The company has preferred an appeal against aforesaid order of the CTT before Delhi VAT Tribunal. The matter is now pending before the Delhi VAT Tribunal.

(iv) On a Public Interest Litigation (PIL) regarding free treatment in the hospital the Hon'ble Delhi High Court vide its order dated 22nd September, 2009 has held that free treatment provided by the hospital as per the terms of lease deed with Government of National Capital Territory of Delhi shall be inclusive of medicines and consumables. In response to the said order the company filed a Special Leave Petition in the Hon'ble Supreme Court for appropriate directions with a prayer to stay the judgment of the Hon'ble Delhi High Court. The Hon'ble Supreme Court of India has admitted the Special Leave Petition and passed an interim order on 30.11.2009. In pursuance of the interim order, the Hospital is charging for medicines & medical consumables from patients referred by the Govt. of Delhi for free treatment in the Hospital.

(h) Apollo Health Street Limited

i. Zavata Incorporated had entered into an agreement on December 28, 2007 with Saint Anthony Health center (SAHC) to purchase certain accounts receivables for USD 6 million (Rs.270.84 million). During the year Zavata Incorporated had filed a law suit against SAHC stating that accounts receivables delivered by SAHC could never reasonably have been valued at USD 6million (Rs.270.84 million) and has claimed the difference between USD 6 million (Rs.270.84 million) and realizable value of accounts receivable at the time they were delivered. The Company is carrying USD 2.54 million (Rs.111.04 million) as receivable in the books. Based on a legal opinion, the Company believes to obtain a judgment against SAHC and as such no provision has been made in the books of accounts.

ii. Employee stock option plan

(A) Employee stock option plan 2005

The Company had instituted an Employee Stock Plan in the financial year 2005-06 and had granted stock options to certain employees. The shareholder and Board of Directors approved the plan on April 14, 2005. The options vest over a period of three years and would be settled by issue of fully paid equity shares.

a) Key features of Employee stock option plan

Grant date	April 14, 2005		
Exercise price	10		
Exercise period	5 years from date of vesting		
Vesting schedule	Date	Number of options	
		31.03.2010	**31.03.2009**
	September 30, 2005	17,300	28,700
	March 31, 2006	5,500	17,100
	March 31, 2007	56,400	65,400
	March 31, 2008	33,000	36,000
		112,200	**147,200**

Stock options

	31.03.2010	31.03.2009
Outstanding at the beginning of the year	**147,200**	151,400
Granted during the year	**Nil**	Nil
Forfeited/ surrendered during the year	**3,200**	1,800
Exercised during the year	**31,800**	2400
Expired during the year	**Nil**	Nil
Exercisable at the end of the year	**112,200**	147,200
Outstanding at the end of the year	**112,200**	147,200
Weighted average remaining contractual life	**2.01 years**	2.84 years

b) Pricing of option

Fair value of option at grant date	2.53
Option pricing model used	Black Scholes Model
Inputs to the model	
a) Average share price	10
b) Exercise price	10
c) Expected volatility- Unlisted Company	0%
d) Risk free interest rate	6%
e) Weighted average option life	5 years

The Company accounts for compensation cost in respect of its stock options using intrinsic value method. Had the Company accounted for its stock options using the fair value method, the employee compensation expense for the year ended March 31, 2010 would have been higher by Rs. Nil (March 31, 2009: Rs. Nil) and the profit for the year would have been lower by Rs.Nil (March 31,2009: Rs. Nil).

(B) Employee Stock Option Plan 2006

The Company instituted Employee Stock Option Plan 2006. The Shareholders and the Board of Directors approved the plan on October 20, 2006 which provided for the issue of 1,100,850 stock options to certain employees. The scheme follows a graded vesting schedule over a period of three years and would be settled by issue of fully paid equity shares.

a) Key features of employee stock option plan

Grant date	October 20, 2006		
Exercise price	98		
Exercise period	5 years from date of vesting		
Vesting schedule (A)			
	Date	Number of options	
		31.03.2010	31.03.2009
	October 19, 2007	391,863	398,287
	October 19, 2008	188,326	194,542
	October 19, 2009	284,310	320,170
		864,499	**912,999**

Stock options

	31.03.2010	31.03.2009
Outstanding at the beginning of the year	912,999	1,051,887
Granted during the year	Nil	Nil
Forfeited/ surrendered during the year	48,500	136,387
Exercised during the year	Nil	2,500
Expired during the year	Nil	Nil
Exercisable at the end of the year	864,499	592,829
Outstanding at the end of the year	864,499	912,999
Weighted average remaining contractual life	3.43 years	4.47 years

b) Pricing of option

Fair value of option at grant date	32.70
Option pricing model used	Black Scholes Model
Inputs to the model	
a) Average share price	108
b) Exercise price	98
c) Expected volatility - Unlisted Company	0%
d) Risk free interest rate	6.81%
e) Weighted average option life	4 years

The Company accounts for compensation cost in respect of its stock options using intrinsic value method. Had the Company accounted for its stock options using the fair value method, the employee compensation expense for the year ended March 31,2010 would have been higher by Rs.529,213/- (March 31, 2009: Rs. 2,372,339) and the profit for the year would have been lower by Rs.529,213/- (March 31, 2009: Rs. 2,372,339)

(C) Employee Stock Option Plan 2006 - Plan II

The Company instituted Employee Stock Option 2006 - Plan II. The Shareholders and the Board of Directors approved the plan on March 16, 2007 which provided for the issue of 97,350 stock options to certain employees. The options vest over a period of three years and to be settled by issue of fully paid equity shares.

a) Key features of employee stock option plan

Grant date	March 16, 2007		
Exercise price	154		
Exercise period	5 years from date of vesting		
Vesting schedule			
	Date	No of options	
		31.03.2010	**31.03.2009**
	March 15, 2008	4,920	5,560
	March 15, 2009	9,840	11,120
	March 15, 2010	34,440	38,920
		49,200	**55,600**

Stock options

Particulars	31.03.2010	31.03.2009
Outstanding at the beginning of the year	55,600	75,950
Granted during the year	Nil	Nil
Forfeited/ surrendered during the year	6,400	20,350
Exercised during the year	Nil	Nil
Expired during the year	Nil	Nil
Exercisable at the end of the year	49,200	16,680
Outstanding at the end of the year	49,200	55,600
Weighted average remaining contractual life	**4.56 years**	**5.56 years**

b) Pricing of option

Particulars	
Fair value of option at grant date	40.81
Option pricing model used	Black Scholes Model
Inputs to the model	
a) Average share price	154
b) Exercise price	154
c) Expected volatility - Unlisted Company	0%
d) Risk free interest rate	8%
e) Weighted average option life	4 years

The Company accounts for compensation cost in respect of its stock options using intrinsic value method. Had the Company accounted for its stock options using the fair value method, the employee compensation expense for the year ended March 31, 2010 would have been higher by Rs. 18,055/-(March 31,2009: Rs. 765,036) and the profit for the year would have been lower by Rs. 18,055/-(March 31,2009: Rs. 765,036)

(D) Apollo Employees - Accelerated Stock Option Plan

The Company instituted Apollo Employees - Accelerated Stock Option Plan. The Shareholders and the Board of Directors approved the plan on July 20, 2007 which provided for the issue of 325, 000 stock options. The options vest over a period of one month and are to be settled by issue of fully paid equity shares.

a) Key features of Employee Stock Option Plan

Grant date	July 20,2007
Exercise price	250
Exercise period	5 years from date of vesting
Vesting schedule	30 days from the date of grant

Stock option

	31.03.2010	31.03.2009
Outstanding at the beginning of the year	298,484	324,500
Granted during the year	Nil	Nil
Forfeited/ surrendered during the year	Nil	26,016
Exercised during the year	Nil	Nil
Expired during the year	Nil	Nil
Exercisable at the end of the year	298,484	298,484
Outstanding at the end of the year	298,484	298,484
Weighted average remaining contractual life	2.32 years	3.32 years

b) Pricing of option

Fair value of option at grant date	18.52
Option pricing model used	Black Scholes Model
Inputs to the model	
a) Average share price	250
b) Exercise price	250
c) Expected volatility - Unlisted Company	0%
d) Risk free interest rate	8%
e) Weighted average option life	1 year

The Company accounts for compensation cost in respect of its stock options using intrinsic value method. Had the Company accounted for its stock options using the fair value method, the employee compensation expense for the year ended March 31, 2010 would have been higher by Rs.Nil (March 31, 2009: Rs.Nil) and the profit for the year would have been lower by Rs.Nil (March 31,2008: Rs.Nil).

(E) Employee Stock Option Plan 2007

The Company instituted Employee Stock Option 2007. The Shareholders and the Board of Directors approved the plan on August 14, 2007, which provided for the issue of 297,000 stock options to certain employees. The options vest over a period of three years and are to be settled by issue of fully paid equity shares.

a) Key features of Employee Stock Option Plan

Grant date	August 14, 2007		
Exercise price	154		
Exercise period	5 years from date of vesting		
Vesting schedule			
	Date	No of options	
		31.03.2010	31.03.2009
	August 13 ,2008	85,000	127,000
	August 13, 2009	85,000	85,000
	August 13, 2010	Nil	85,000
		170,000	297,000

Stock options

Particulars	31.03.2010	31.03.2009
Outstanding at the beginning of the year	297,000	297,000
Granted during the year	Nil	Nil
Forfeited/ surrendered during the year	127,000	Nil
Exercised during the year	Nil	Nil
Expired during the year	Nil	Nil
Exercisable at the end of the year	170,000	127,000
Outstanding at the end of the year	170,000	297,000
Weighted average remaining contractual life	3.87 years	5.23 years

b) Pricing of option

Particulars	Vesting date		
	August 13,2008	August 13,2009	August 13, 2010
Fair value of option at grant date	117.97	127.75	136.81
Option pricing model used	Black Scholes	Black Scholes	Black Scholes
Inputs to the model			
a) Average share price	250	250	250
b) Exercise price	154	154	154
c) Expected volatility - Unlisted Company	0%	0%	0%
d) Risk free interest rate	8%	8%	8%
e) Weighted average option life	2 years	3 years	4 years

The Company accounts for compensation cost in respect of its stock options using intrinsic value method. Had the Company accounted for its stock options using the fair value method, the employee compensation expense for the year ended March 31, 2010 would have been lower by Rs.1,384,257 (March 31, 2009: employee compensation expense would have been higher by Rs.3,551,764) and the profit for the year would have been higher by Rs.1,384,257 (March 31,2009: profit would have been lower by Rs.3,551,764)

(F) Proforma disclosures:

The Guidance Note on 'Accounting for Employee Share Based Payments' ('Guidance Note') issued by ICAI establishes financial accounting and reporting principles for employees share based payment plans. The Guidance Note applies to employee share based payments, the grant date in respect of which falls on or after April 1, 2005. The Company follows the intrinsic value method to account compensation expense arising from issuance of stock options to the employees. Had compensation cost been determined under the fair value approach described in the Guidance Note, using the Black Scholes pricing model, the Company's net income/(loss) and basic and diluted earnings per share (as restated) would have been reduced to the proforma amounts as set out below:

Particulars	Year ended 31.03.2010	Year ended 31.03.2009
Consolidated Net profit/(loss) as reported	84,953,547	147,267,928
Add/(Less): Employee stock compensation expense	836,989	(6,689,199)
Pro forma consolidated net profit/(loss)	91,993,072	140,578,729
Basic EPS		
-As reported	3.13	5.89
-Pro forma	3.36	5.62
Diluted EPS		
-As reported	3.08	5.22
-Pro forma	3.11	4.99

iii. Derivative instruments

i. As on March 31, 2010 the Company's subsidiary Apollo Health Street Inc had certain open interest rate swaps arrangements with banks, which were entered into solely for the purpose of hedging against interest rate fluctuations on certain long-term borrowings of about $96.15 million (March 31, 2009: $110 million) with those banks. As on the balance sheet date, a "Mark to Market" valuation of the outstanding swaps indicates a notional loss of about $15.67 million approximately Rs.707.34 million (March 31, 2009: $11.68 million approximately Rs.597.72 million). However, as a measure of abundant precaution, it has accrued $1.2 million (approximately Rs. 55.65 million) towards the fixed premiums payable defined in the loan restructuring agreement, in case mark to market amount continues to be negative.

Management has after careful consideration concluded that no provision is required to be made for the Mark to Market loss of Rs.651.69 million as at the date of balance sheet since:

- The swap arrangements are purely for hedging purposes and not intended to be used for trading or speculative purposes;
- The loss on balance sheet date is entirely notional in nature, and does not require to be paid or settled as on that date.
- Being in the nature of interest rate hedge, the MTM on swaps are likely to have little or no impact on reported results over the period of the contracts.

ii. Details of outstanding derivatives

Particulars of derivatives	Purpose	31.03.2010	31.03.2009
Forward contracts outstanding as at Balance Sheet date	Hedge against expected receivables	Sell USD 6,000,000*	Nil
Range forward contracts outstanding as at Balance Sheet date	Hedge against expected receivables	Sell USD 500,000	Nil

*Out of above USD 3,551,534 represents hedge against inter-company receivables

iii. Interest rate swaps outstanding as at the balance sheet date

The Company has entered into interest rate swaps to hedge its risks associated with interest rate fluctuations and the details of the same are mentioned below

31.03.2010

Hedge against exposure to variable interest outflow on loans.

Receive LIBOR plus spread of 2.75% and pay as per the terms mentioned below

Notional amount	Period		Rate
	From (and including)	To (but excluding)	
108,750,000	29-May-09	29-Aug-09	1.25%
96,150,000	29-Aug-09	29-May-10	1.25%
96,150,000	29-May-10	28-Feb-11	6.25%
96,053,850	28-Feb-11	29-May-11	9.25%
95,957,700	29-May-11	29-Aug-11	9.25%
95,813,475	29-Aug-11	29-Nov-11	9.25%
95,669,250	29-Nov-11	29-Feb-12	9.25%
94,227,000	29-Feb-12	29-May-12	9.25%
92,784,750	29-May-12	29-Aug-12	9.25%

31.03.2009

a) Hedge against exposure to variable interest outflow on loans.

Receive LIBOR plus spread of 2.75% and pay as per the terms mentioned below:

	Payment rate %	
	From 29-Feb-2009 to termination date	29-May-2008 to 28-Feb-2009
If LIBOR is less than or equal to barrier	5.10% plus spread of 3.75%	5.10% plus spread of 2.75%
If LIBOR is greater than barrier and less than or equal to 5.25%	LIBOR plus spread of 3.75%	LIBOR plus spread of 2.75%
If LIBOR is greater than 5.25%	5.25% plus spread of 3.75%	5.25% plus spread of 2.75%

Notional amount and barrier schedule

From (and including)	To (but excluding)	Notional Amount	Barrier
29-Feb-08	29-Aug-08	40,000,000	2.20%
29-Aug-08	29-Nov-08	39,441,380	2.00%
28-Nov-08	28-Feb-09	38,882,785	2.00%
27-Feb-09	28-May-09	38,231,035	2.00%

b) Hedge against exposure to variable interest outflow on loans

Pay: fixed rate of 7.6% from 20th September 2007 to 29th August 2008 and 8.10% thereafter and

Receive: LIBOR plus spread of 2.75%.

From (and including)	To (but excluding)	Notional Amt(USD)
20-Sep-07	29-Aug-08	22,500,000
29-Aug-08	28-Nov-08	17,185,776
28-Nov-08	27-Feb-09	16,871,552
27-Feb-09	28-May-09	16,504,957

c) Hedge against exposure to variable interest outflow on loans

Receive LIBOR plus spread of 2.75% from BOI and pay BOI as per the terms mentioned below

	Payment Rate%	
	From 29-Aug-2009 to termination date	From 29-Nov-2007 to 29-Aug-2008
If LIBOR is less than or equal to 3.10%	5.10% plus spread of 3.00%	5.10% plus spread of 2.75%
If LIBOR is greater than 3.10% and less than or equal to 6.25%	LIBOR plus spread of 3.00%	LIBOR plus spread of 2.75%
If LIBOR greater than 6.25%	6.25% plus spread of 3.00%	6.25% plus spread of 2.75%

Notional Amount

From (and including)	To (but excluding)	Notional Amt(USD)
29-Nov-07	29-Aug-08	40,000,000
29-Aug-08	29-Nov-08	34,441,380
29-Nov-08	28-Feb-09	33,882,758
28-Feb-09	28-May-09	33,231,035

d) Hedge against exposure to variable interest outflow on loans.

Pay: fixed rate of 7.6% from 20th September 2007 to termination date and
Receive: LIBOR plus spread of 2.75%.

From (and including)	To (but excluding)	Notional Amt (USD)
20-Sep-07	29-Aug-08	22,500,000
29-Aug-08	28-Nov-08	22,185,776
28-Nov-08	27-Feb-09	21,871,552
27-Feb-09	28-May-09	21,504,957

iv. Particulars of unhedged foreign currency exposure

As at March 31, 2010

	USD	Closing rate	Amount
Sundry creditors	72,696	45.14	3,277,319
Unbilled revenue	125,665	45.14	5,672,518
Cash balances	75,373	45.14	3,402,352

	GBP	Closing rate	Amount
Sundry debtors	19,732	68.03	1,342,414
Sundry creditors	20,716	68.03	1,409,384
Cash balances	15,028	68.03	1,022,397

	EUR	Closing rate	Amount
Sundry debtors	4,000	60.56	242,240

As at March 31, 2009

	USD	Closing rate	Amount
Sundry debtors	1,964,889	50.75	708,798,498
Sundry creditors	303,077	51.19	28,805,477
Cash balances	31,024	50.75	1,574,747

	GBP	Closing rate	Amount
Sundry debtors	19,732	72.51	1,430,767
Sundry creditors	24,765	73.83	1,828,400
Cash balances	1,883	72.51	136,536

	EUR	Closing rate	Amount
Sundry debtors	24300	67.10	1,630,530
Sundry creditors	2627	68.32	179,477

(i) British American Hospitals Enterprises Limited

Financial instruments and associated risks

Associated risks

The main risks arising from the company's financial instruments are as follows:

1. Credit risk

2. Liquidity risk

3.Market risk (which includes currency risk and interest rate risk)

The directors reviews and agreed policies for managing each of these risks which are summarized below:

Credit risk

The Company takes an exposure to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. Financial assets which potentially subject the Company to concentrations of credit risk consist principally of bank balances and trade receivables. Cash balances are held in a number of reputable financial institutions. Accordingly, the Company has no significant concentration of credit risk.

The Company's exposure to credit risk is also influenced mainly by the individual characteristics of each customer. In this regard, management has established a credit policy under which each new credit customer is analysed individually for creditworthiness before the Company's terms and conditions are offered. The Company's review is based on the financial capacity of the customer and other factors.

Transactions with related parties are made at arms' length, on normal commercial terms and in the normal course of business.

The Company's exposure to credit risk is limited to the carrying amount of financial assets recognised at 31 December 2009, as summarised below:

	December 31, 2009		December 31, 2008	
ASSETS	MUR	INR	MUR	INR
Trade and other receivables	13,368,468	21,445,429	-	-
Amount due from related parties	126,787,795	203,390,445	-	-
Cash and cash equivalents	5,232,524	8,393,910	19,117,961	31,863,906
Total	**145,388,787**	**233,229,784**	**19,117,961**	**31,863,906**

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

The Company ensures that they have sufficient cash on demand to meet its expected operational expenses for a period of 60 days, including the servicing of any financial obligations. This excludes the potential impact of extreme circumstances which cannot be reasonably predicted, for example, natural disasters.

The maturity profile of the Company's financial liabilities based on contractual cash flows is summarised as follows. The contractual cash flows approximate the carrying amounts.

Particulars	Less than one year		Between one & five years		More than five years	
	MUR	INR	MUR	INR	MUR	INR
As at 31.12.2009						
Trade and Other payables	203,815,660	326,957,005	-	-		-
Amounts due to related parties	565,820,272	907,677,564		-		-
Secured borrowings	-	-	337,285,714	541,066,997	295,226,199	473,595,964
Debentures	-	-	-	-	212,000,000	340,086,160
Interest accrued on debentures	6,345,480	10,179,292	-	-	-	-
Redeemable preference shares	7,070,000	11,341,553	34,730,000	55,713,171	269,080,000	431,652,754
Dividends on cumulative redeemable preference shares		-	-	-	22,783,562	36,548,934
Obligation under finance lease	8,491,926	13,622,578	90,770,030	145,611,467	48,455,550	77,731,424
As at 31.12.2008						
Trade and Other payables	437,555,035	729,272,977	-	-	-	-
Amounts due to related parties	3,133,817	5,223,133		-	-	-
Borrowings	75,000	125,003	-	-	-	-
Obligation under finance lease	127,501	212,506	701,548	1,169,270	-	-

Market risk

Market risk embodies the potential for both loss and gains and includes interest rate risk and currency risk.

Interest rate risk

The company's income and operating cash flows are substantially independent of changes in market interest rates. The company's only other significant interest- bearing financial assets and liabilities are cash at bank, interest bearing borrowings and obligations under finance lease. Interest income and expense may fluctuate in amount, in particular due to changes in interest rates.

	December 31 , 2009		December 31 , 2008	
Particulars	**Carrying Amount**		**Carrying Amount**	
	MUR	**INR**	**MUR**	**INR**
Fixed rate instruments:				
Financial assets	5,232,524	8,393,910	19,117,961	30,668,651
Variable rate instruments:				
Financial liabilities	(1,141,412,046)	(1,831,030,376)	(75,000,000)	(120,313,500)

Sensitivity analysis

The following table illustrates the sensitivity of loss to a reasonably possible change in interest rates of +/-1%. A 1% basis point increase or decrease is used and represents management's assessment of the reasonably possible charge in interest rate. The calculations are based on the financial instruments held at that date and which are sensitive to changes in interest rates. All other variables are held constant. The table below depicts the movement in loss given an increase of 1% in the interest rate over one year.

Particulars	December 31 , 2009			December 31 , 2008		
	Increase/ (decrease) in interest rate %	Effect on profit after tax		Increase/ (decrease) in interest rate %	Effect on profit after tax	
		MUR	INR		MUR	INR
Interest expense	1	11,414,120	18,310,303	1	750,000	1,250,025
	(1)	(11,414,120)	(18,310,303)	(1)	(750,000)	(1,250,025)

Currency Risk:

The company is exposed to the risk that the exchange rate to the currencies listed below that may change in a manner which have some material effect on the reported values of the company's assets and liabilities which are denominated in these currencies.

Particulars	Financial Assets 2009	Financial Liabilities 2009	Financial Assets 2008	Financial Liabilities 2008
USD	836,841	207,532,046	873,912	Nil
INR	1,342,444	332,918,758	1,456,549	Nil
MUR	143,669,366	1,894,342,347	18,244,049	516,517,909
INR	230,471,524	3,038,866,106	30,407,356	860,880,398
EUR	882,580	-	-	-
INR	59,321,732	-	-	-

Sensitivity analysis

The following table indicates the approximate change in the Company's profit/ loss and equity in response to reasonable possible changes in the foreign exchange rates to which the Company has significant exposure at the balance sheet date. The Company is mainly exposed to the USD and has limited exposure to the EURO.

A 10% increase and decrease in the USD/EURO against the relevant foreign currency is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management's assessment of the reasonably possible change in foreign exchange rates.

Particulars	December 31 , 2009			December 31, ·2008		
	Increase/ (decrease) in foreign exchange rates %	Effect on profit or loss/ equity		Increase/ (decrease) in foreign exchange rates %	Effect on profit or loss/equity	
		MUR	INR		MUR	INR
USD	10	20,664,947	33,150,295	10	87,391	145,655
	(10)	(20,664,947)	(33,150,295)	(10)	(87,391)	(145,655)
EUR	10	88,258	141,582	10	-	-
	(10)	(88,258)	(141,582)	(10)	-	-

The sensitivity analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the Company's exposure to currency risk for financial instruments in existence at that date, and that all other variables, in particular interest rates, remain constant.

The stated changes represent management's assessment of reasonably possible changes in foreign exchange rates over the period until the next annual balance sheet date. Results of the analysis as presented in the above table represent the effects on the Company's reserves measured in foreign currencies, translated into United States Dollars at the exchange rate ruling at the balance sheet date.

The analysis is performed on the same basis for 2008.

Fair values of financial assets and liabilities

At 31 December 2009, the carrying amounts of financial assets and financial liabilities shown on the statement of financial position represent or approximate their fair values.

Particulars	December 31 , 2009		December 31 , 2008	
	Carrying amount (USD)	Fair values (USD)	Carrying amount (USD)	Fair values (USD)
Financial assets				
Trade and other receivables	13,368,468	13,368,468	56,128,421	56,128,421
Amounts due from related parties	126,787,795	126,787,795	-	-
Cash and cash equivalents	5,232,524	5,232,524	19,117,961	19,117,961
Total	**145,388,787**	**145,388,787**	**75,246,382**	**75,246,382**
Financial liabilities				
Secured borrowings	632,511,913	632,511,913	75,000,000	75,000,000
Debentures	212,000,000	212,000,000	-	-
Interest accrued on debentures	6,345,480	6,345,480	-	-
Redeemable preference shares	310,880,000	310,880,000	-	-
Dividends on redeemable preference shares	22,783,562	22,783,562	-	-
Obligations under finance lease	147,717,506	147,717,506	829,057	829,057
Amounts due to related parties	565,820,272	565,820,272	3,133,817	3,133,817
Trade and other payables	203,815,660	203,815,660	437,555,035	437,555,035
Total	**2,101,874,393**	**2,101,874,393**	**516,517,909**	**516,517,909**

Capital Risk Management

The company's objectives when managing capital are to safeguard the company's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optional capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the company may adjust the amount of dividends paid to shareholders, return on capital to shareholders, issue new shares or sell assets to reduce debt.

The company monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non current borrowings) less cash and cash equivalents. Total capital is calculated as equity as shown in the balance sheet plus net debt.

Particulars	2009 MUR	2009 INR	2008 MUR	2008 INR
Total borrowings	1,332,238,461	2,137,150,294	75,829,057	126,384,289
Net debt	1,326,937,377	2,128,646,401	56,711,096	94,520,384
Total equity	509,313,062	817,029,828	643,640,244	1,072,755,195
Total capital	1,836,250,439	2,945,676,229	700,351,340	1,167,275,578
Gearing ratio		72.50%		10.80%

28. Managerial Remuneration

Apollo Hospitals Enterprise Limited

Particulars	31.03.2010 (Rs.)	31.03.2009 (Rs.)
Profit before Tax and Managerial Remuneration	2,415,241,827	1,873,262,672
Add: Provision for Bad debts	7,892,108	4,620,050
Add: Loss on Sale of Assets and Investments	20,520,040	6,256,304
Add: Wealth Tax	1,247,942	1,120,996
Less: Profit on Sale of Assets and Investments	62,690,011	10,092,109
Divisible Profit to Managerial Remuneration	2,382,211,906	1,875,167,913
Remuneration		
Chairman (5% of profits)	109,443,120	86,214,617
Managing Director (2% of profits)	43,777,248	34,485,847
Executive Director - Finance (1.25% of profits)	27,360,780	21,553,654
Executive Director - Operations (0.50% of profits)	10,944,312	8,621,462
Executive Director - Special Initiatives (0.50% of profits) From 01.02.2010 to 31.03.2010	1,824,052	-
Commission to Non Executive Directors	8,120,548	5,417,808

Name of the Company	31.03.2010 (Rs.)	31.03.2009 (Rs.)
Imperial Hospital & Research Centre Limited	1,600,000	1,375,000
Apollo Gleneagles Hospital Limited	4,059,000	3,129,000
Indraprastha Medical Corporation Limited	5,434,812	6,134,043
Apollo Munich Health Insurance Company Limited*	5,993,000	4,800,000

*(Formerly Apollo DKV Insurance Company Limited)

29. Earnings per Share

Particulars	31.03.2010 (Rs.)	31.03.2009 (Rs.)
Profit before extraordinary items attributable to equity shareholders (Amount Rs.) (A1)	1,375,679,902	1,051,465,723
Weighted Average Equity shares outstanding during the year (Nos) - (B1)	61,712,706	59,628,442
Basic Earnings Per Share before extra- ordinary item - (A1/ B1) (Rs.)	22.29	17.63
Foreign Currency Convertible Bond issued (C1)* (Nos.)	1,120,740	-
Weighted Average Equity Shares outstanding for Diluted Earnings per Share (Nos) (D1)	61,978,302	61,784,859
Diluted Earnings Per Share before extra- ordinary item - (A1/ D1) (Rs.)	22.20	17.02
Profit after extraordinary items attributable to equity shareholders (Amount Rs.) (A)	1,375,679,902	1,024,937,278
Weighted Average Equity shares outstanding during the year.(Nos) - (B)	61,712,706	59,628,442
Basic Earnings Per Share after extra- ordinary item - (A/B) (Rs.)	22.29	17.19
Foreign Currency Convertible Bond issued (C)* (Nos.)	1,120,740	-
Weighted Average No of Shares for Diluted Earnings per Share. (Nos) (D)	61,978,302	61,784,859
Diluted Earnings Per Share after extra- ordinary item - (A/ D) (Rs.)	22.20	16.59

*The Company has issued Foreign Currency Convertible Bonds (FCCBs) to International Financial Corporation (IFC), Washington convertible to equity shares at the option of IFC during the year. The Bonds are convertible at any time during the tenure of the loan. To comply with the requirements of Accounting Standard-20 (Earnings Per Share) the underlying number of equity shares equivalent to 1,120,740 equity shares (computed on the basis of exchange rates prevailing on the date of March 31, 2010) have been considered for the purpose of computing potential number of equity shares.

30. Consumption of Materials

Particulars	31.03.2010		31.03.2009	
	Value (Rs.)	%	Value (Rs.)	%
Total Consumption of Materials	**11,663,376,652**	**100.00**	7,916,716,539	100.00
Indigenous Materials	**11,616,145,024**	**99.60**	7,860,507,852	99.29
Imported Materials	**47,231,628**	**0.40**	56,208,687	0.71

(Consumption relates to items used for medical services only.)

31. Audit Expenses

Particulars	2009-10 (Rs)	2008-09 (Rs)
Audit Fees@	**14,141,517**	8,757,405
Tax Audit@	**757,950**	685,950
Other Services@	**2,610,455**	760,200
Other Expenses	**608,604**	347,920
Total	**18,118,526**	**10,551,475**

@ Inclusive of service tax

32. In respect of the Income Tax claims of Rs. 323.76 million (Rs.264.87 million) by the Income Tax Department, the amount is under contest.

In case of Apollo Hospitals Enterprise Limited, Rs.178.48 million has been adjusted by the Income Tax Department from the various amounts refundable to the Company.

33. National Saving Certificates shown under investments are pledged with the Chief Ration Officer, Government of Andhra Pradesh.

34. Consolidated Segment Reporting

(Rs.in million)

Particulars	31.03.2010	31.03.2009
1.Segment Revenue		
(Net sales / Income from each Segment)		
a) Hospitals	**15,514**	12,884
b) Retail Pharmacy	**4,846**	3,345
b) Others	**255**	144

(Rs.in million)

Particulars	31.03.2010	31.03.2009
Sub - Total	**20,616**	16,373
Less : Intersegment Revenue	**29**	23
Net sales / Income from operations	20,587	16,350
2. Segment Results (Profit / (Loss) before Tax and interest from each segment)		
a) Hospitals	3,075	2,398
b) Retail Pharmacy	(158)	(223)
b) Others	(139)	(173)
Sub - Total	2,778	2,002
Less :		
(i) Interest (Net)	602	459
(ii) Other un-allocable expenditure net of un-allocable income	200	159
Profit Before Tax and Extraordinary item	1,976	1,384
Less: Extra Ordinary Item	-	40
Profit Before Tax	1,976	1,344
Less :		
(i) Current tax	583	484
(ii) Tax for earlier years (net)	1	(0)
(iii) Deferred tax liability	129	33
(iv) Fringe Benefit tax	-	29
Add:		
Deferred Tax Asset	(36)	(55)
Profit After Tax before Minority Interest	1,300	854
Less : Mionority Interest	(36)	(56)
Add : Share of Associates' Profits	39	115
Net Profit Relating to the Group	1,376	1,025
3. Segment assets		
a) Hospitals	26,946	21,356
b) Retail Pharmacy	1,999	1,563
c) Others	575	974
Total	**29,520**	**23,893**
Unallocated Corporate Assets	2,637	2,261
Goodwill on consolidation	500	294

(Rs.in million)

Particulars	31.03.2010	31.03.2009
Deferred Tax Asset	-	-
Miscellaneous Expenditure	-	-
Total Assets as per Balance Sheet	32,658	26,449
4. Segment liabilities		
a) Hospitals	12,548	9,017
b) Retail Pharmacy	188	66
c) Others	219	212
Total	**12,955**	**9,295**
Unallocated Corporate Liabilities	2,150	1,548
Shareholders Funds	16,535	14,689
Minority Interest	241	265
Deferred Tax Liability	776	652
Total Liabilities as per Balance Sheet	32,658	26,449
5 Segment capital employed		
a) Hospitals	14,398	12,339
b) Retail Pharmacy	1,811	1,497
c) Others	357	762
Total	**16,565**	**14,598**
6. Segment capital expenditure incurred		
a) Hospitals	3,007	1,608
b) Retail Pharmacy	240	323
c) Others	37	25
Total	**3,285**	**1,956**
7. Segment Depreciation		
a) Hospitals	677	583
b) Retail Pharmacy	56	39
c) Others	16	11
Total	**750**	**633**
8. Segment Non-cash expenditure (excluding Depreciation)		
a) Hospitals	5	7
b) Retail Pharmacy	2	-
c) Others	-	-
Total	**7**	**7**

35. Change in Authorised Share Capital

Western Hospitals Corporation Private Limited

The Shareholders of the Company have passed a resolution at the Extraordinary General Meeting held on 17 March 2008 for increasing the Authorised Share Capital of the Company from 50,000,000 Equity Shares of Rs.10 each aggregating to Rs. 500,000,000 to Rs. 100,000,000 equity shares of Rs. 10 each aggregating to Rs. 1,000,000,000/-. However the Company has not filed the required forms for increasing the Authorised Share Capital with the ROC as at 31st March 2010 along with the amended Memorandum of Association for giving effect to the aforesaid change, for approval/ confirmation from the ROC. Hence, the Authorised Share Capital of the Company as at 31 March 2010 remains the same as that of 31 March 2009.

Apollo Munich Health Insurance Limited

(Formerly Apollo DKV Insurance Company Limited)

The authorised shared capital of the company has increased to Rs.1,300,000/- (130,000 shares of Rs.10/- each) from Rs. 1,200,000/- (120,000 shares of Rs. 10/- each) during the year.

Apollo Hospitals International Limited

The authorised shared capital of the company has increased to Rs.600,000,000/- (60,000,000 shares of Rs. 10/- each) from Rs. 450,000,000/- (45,000,000 shares of Rs. 10/- each) during the year.

36. Details of Sundry Creditors under Current Liabilities are based on the information available with the Company regarding the status of Suppliers as defined under the 'Micro, Small and Medium Enterprises Development Act, 2006. The amount due to Micro, Small and Medium Enterprises for the financial year ended 31st March 2010 Rs. 153,257,088/-

37. The figures relatings to British American Hospitals Enterprise Limited, Mauritius are translated to Indian Rupees. The Exchange rate adopted for conversion of assets and liabilities is Rs. 1.60418/MUR, which is the closing rate as on 31.12.2009 (Rs.1.66670/ MUR as on 31.12.2008). Income and Expenses for the above period are converted using the average rate, which is Rs. 1.63544/MUR (Rs. 1.5495/MUR for the period 2007-08)

38. Figures of the current period and previous year have been rounded off to the nearest rupee.

39. Figures in brackets relate to the figures for the previous year.

40. Previous year figures have been regrouped and reclassified wherever necessary to conform to current years classification.

41. Where disclosures have not been made by subsidiaries, associates or joint ventures in their independent Notes, the figures relate to those of the parent company alone.

As per our report annexed

For and on behalf of the Board of Directors

For **M/s. S. Viswanathan**
Chartered Accountants
Firm Registration No: 004770S

V.C.Krishnan
Partner
(Membership No: 22167)
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai 600004

Place : Chennai
Date : 28th May 2010

S.K. Venkataraman
Chief Financial Officer

S.M.Krishnan
General Manager - Project Finance and Company Secretary

Dr. Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Executive Director - Finance

Consolidated Cash Flow Statement
for the year ended 31st March 2010

		31.03.2010		31.03.2009	
		Rs.	Rs.	Rs.	Rs.
A	**Cash Flow from operating activities**				
	Net profit before tax and extraordinary items		**1,976,438,865**		1,383,905,820
	Adjustment for				
	Depreciation	**751,628,049**		632,171,257	
	Profit on Sale of Assets	**(604,026)**		4,124,625	
	Profit on Sale of Investments	**(81,723,339)**		(10,092,109)	
	Loss on Sale of Investments	**433,091**		-	
	Loss on Sale of Assets	**40,629,879**		17,321,070	
	Interest Paid	**587,008,563**		427,702,675	
	Foreign Exchange Loss	**(7,951,982)**		31,087,438	
	Miscellaneous Expenses written off	**7,479,692**		6,714,486	
	Income on Current Investment	**(486,793)**		-	
	Provision for Bad Debts	**12,112,891**		17,223,978	
	Interest Received	**(124,236,173)**		(34,976,302)	
	Dividend Received	**(126,014,768)**		(176,214,486)	
	Bad Debts Written off	**102,749,654**		35,904,087	
	Liability & Sundry Balances Written back	**(2,612,812)**		(5,284,849)	
			1,158,411,926		945,681,870
	Operating profit before working capital changes		**3,134,850,791**		2,329,587,690
	Adjustment for				
	Trade or other receivables	**(666,261,627)**		(502,217,675)	
	Inventories	**(250,502,810)**		(297,942,243)	
	Trade payables	**1,341,155,764**		371,154,751	
	Others	**(719,866,012)**		(360,387,795)	
			(295,474,685)		(789,392,960)
	Cash generated from operations		**2,839,376,106**		1,540,194,730
	Foreign Exchange (loss) / gain		**7,150,174**		(30,941,734)
	Taxes paid (Including Fringe Benefit Tax)		**(864,709,642)**		(594,529,034)
	Adjustments for Misc.Exp.written off		**(6,231,682)**		(3,191,626)
	Net cash from operating activities		**1,975,584,956**		911,532,336
B	**Cash flow from Investing activities**				
	Purchase of fixed assets# (Including Capital Work in progress)		**(3,938,428,280)**		(3,723,937,612)
	Pre-operative expenses		**(20,923,893)**		(5,887,042)
	Purchase of investments		**(3,052,139,525)**		(6,920,385,072)
	Sale of investments		**4,716,608,184**		7,683,330,972
	Sale of fixed assets		**46,698,703**		85,709,816

	31.03.2010		31.03.2009	
	Rs.	Rs.	Rs.	Rs.
Interest received		118,776,673		46,008,544
Dividend received		154,546,294		167,281,373
Cash flow before extraordinary item		(1,974,861,843)		(2,667,879,021)
Extraordinary Item		-		(40,188,525)
Net cash used in Investing activities		(1,974,861,843)		(2,708,067,546)
C **Cash flow from financing activities**				
Proceeds from issue of share premium		818,386,949		783,348,709
Proceeds from issue of share capital		50,577,050		27,660,377
Proceeds from advance against share capital		14,516,410		-
Proceeds from long term borrowings		2,716,862,752		1,410,344,964
Proceeds from short term borrowings		383,291,086		36,685,023
Repayment of finance/lease liabilities		(732,117,460)		(113,062,584)
Interest paid		(613,331,947)		(398,769,798)
Dividend paid		(401,601,584)		(352,114,212)
Net cash from financing activities		2,236,583,256		1,394,092,479
Net increase in cash and cash equivalents (A+B+C)		2,237,306,369		(402,442,731)
Cash and cash equivalents (opening balance)		876,044,804		1,278,487,535
Cash and cash equivalents (Closing balance)		3,116,729,542		-
Cash and Cash Equivalents Component of				
1) Cash Balances		38,944,110		37,157,835
2) Bank Balances*				
(i) Availble with the Company for day to day operations		3,058,273,524		816,848,604
*(ii) Amount available in unclaimed dividend and unclaimed deposits payment accounts		19,511,908		22,038,365
Total		3,116,729,541		876,044,804

Notes

1. Previous year figures have been regrouped wherever necessary.
2. Figures in bracket represent outflow.

Purchase of Fixed Assets includes and Interest paid excludes Rs. 198,677,302/- (previous year - Rs. 254,643,471/-) of Interest Capitalised.

As per our report annexed

For and on behalf of the Board of Directors

For **M/s. S. Viswanathan**
Chartered Accountants
Firm Registration No: 004770S

V.C.Krishnan
Partner
(Membership No: 22167)
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai 600004

Place : Chennai
Date : 28th May 2010

S.K. Venkataraman
Chief Financial Officer

S.M.Krishnan
General Manager - Project Finance and Company Secretary

Dr. Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Executive Director - Finance

Statement pursuant
to Section 212 of the Companies Act, 1956, relating to the Subsidiary Companies

(Rs.)

Name of the Subsidiary Company	Unique Home Healthcare Limited	AB Medical Centres Limited	Samudra Health care Enterprises Limited	Apollo Hospital (UK) Ltd	Apollo Health and Lifestyle Limited	Imperial Hospital & Research Centre Ltd	Pinakini Hospitals Limited	Apollo Cosemtic Surgical Centres Pvt Limited	ISIS Healthcare India Private Limited*	Mera Healthcare Private Limited*
Financial Year of the subsidiary ended on	31-Mar-2010	31-Mar-2010	31-Mar-2010	31-Mar-2010	31-Mar-2010	31-Mar-2010	31-Mar-2010	31-Mar-2010	31-Mar-2010	31-Mar-2010
Date from which it become subsidiary	5-Sep-1998	19-Jul-2001	29-Nov-2005	8-Aug-2005	12-Dec-2002	18-Jan-2006	18-Jun-2008	7-Oct-2009	30-Mar-2009	11-Jul-2009
Shares of subsidiary company held on the above date and extent of holding										
i) Equity Shares	29,823,012	16,800	8,887,934	5,000	6,451,723	15,271,000	855,228	1,500,000	50,000	441,150
ii)Extent of Holding (%)	100.00	100.00	100.00	100.00	86.95	51.00	74.94	66.91	100	51
Net aggregate amount of profits/(losses) of the subsidiary for the above financial year so far as they concern members of Apollo Hospitals Enterprise Limited										
i) Dealt with	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
ii) Not Dealt with (Rs.)	11,081,906	3,982,774	17,403,134	£ (7,539) INR (511,660)	(2,451,683)	(67,944,723)	(437,816)	(6,875,967)	(1,585,881)	(159,334)
Net aggregate amount of profits/(losses) of the subsidiary for previous financial years as far as it concerns members of Apollo Hospitals Enterprise Limited										
i) Dealt With	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
ii) Not Dealt with (Rs.)	4,232,890	3,777,707	14,542,316	£(5,108) INR (393,020)	(22,913,161)	(104,559,365)	(6,755,214)	NA	(4,117,447)	NA

* Subsidiary of Apollo Health and Lifestyle Limited

for and on behalf of the Board of Directors

S K Venkataraman
Chief Financial Officer

Dr. Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

S.M. Krishnan
General Manager - Project Finance and Company Secretary

Suneeta Reddy
Executive Director - Finance

Place : Chennai
Dated : 28th May 2010

Disclosure of Information Relating to Subsidiary Companies

(Pursuant to approval by Ministry of Corporate Affairs under Section 212(8) of the Companies Act, 1956 for the year ended 31st March 2010)

(Rs.)

PARTICULARS	UHHCL	ABMCL	SHEL	AHUKL	AHLL	IHRCL	PHL	ACSPL	ISIS	MERA
Financial year ended	31-Mar-2010	31-Mar-2010	31-Mar-2010	31-Mar-2010	31-Mar-2010	31-Mar-2010	31-Mar-2010	31-Mar-2010	31-Mar-2010	31-Mar-2010
Country of Incorporation	India	India	India	UK	India	India	India	India	India	India
Share Capital	298,230,120	16,800,000	88,879,340	£5,000 INR 339,343	74,198,000	299,450,000	11,412,000	22,415,000	500,000	8,650,000
Share Application Money		-	149,500,000	-	76,500,000	-	57,907,062	17,250,108	63,730,000	-
Reserves	13,483,652	9,718,979	-	-	161,817,915	398,000,000		-	-	7,150,000
Minority Interest	-				5,367,344				-	-
Loan Funds	-	1,465,555	-	-	225,326	1,190,564,467	9,656,546	985,250	-	1,980,326
Current Liabilities & Provisions	5,813,902	6,741,400	43,891,266	£22,828 INR 1,549,303	35,798,033	424,220,156	305,150	1,232,398	1,934,355	1,436,670
Deferred Tax Liability	189,977	10,762	24,459,606	-	-	-	-	-	-	-
Total Liabilities	**317,717,651**	**34,736,696**	**306,730,212**	**£27,828 INR1,888,646**	**353,906,618**	**2,312,234,623**	**79,280,758**	**41,882,756**	**66,164,355**	**19,216,996**
Net Fixed Assets	2,910,423	27,756,824	187,920,815		21,301,891	1,603,836,465	14,449,986	17,979,233	14,118,768	7,404,906
Capital work in progress	-	-	-		-	-	8,739,980	-	-	-
Net Intangible Assets	-	-	-		31,490,764	-	-	-	-	-
Investments	297,123,625	-	-		2,402,434	-	-	-	-	-
Current Assets, Loans & Advances	17,683,603	6,979,872	77,736,236	£5,252 INR 356,446	266,296,663	312,327,903	1,287,963	4,531,785	45,449,013	4,774,233
Debit Balance in Profit & Loss A/c.	-	-	40,984,561	£22,576 INR 1,532,260	24,061,123	256,853,711	54,802,829	19,268,326	4,342,794	4,846,236
Deferred Tax Asset	-	-			8,353,743	132,399,175			2,253,780	2,191,621
Miscellaneous Expenditure	-	-	88,600		-	6,817,369		103,412	-	-
Total Assets	**317,717,651**	**34,736,696**	**306,730,212**	**£27,828 INR1,888,646**	**353,906,618**	**2,312,234,623**	**79,280,758**	**41,882,756**	**66,164,355**	**19,216,996**

(Rs.)

PARTICULARS	UHHCL	ABMCL	SHEL	AHUKL	AHLL	IHRCL	PHL	ACSPL	ISIS	MERA#
Revenue / Income	23,598,197	6,643,112	216,791,560	£5 INR 339	87,967,432	704,169,653	56,180	10,717,129	14,020,853	8,991,746
Profit / (Loss) before Taxation	**12,539,828**	**5,342,021**	**20,070,627**	**(£7,539) INR 511,660)**	**(567,524)**	**(103,846,591)**	**(437,816)**	**(6,875,967)**	**(2,032,190)**	**174,078**
Deferred Tax Asset	-			-						-
Provision for Taxation - Current	1,467,802	1,350,000	2,667,493	-		-	..	-	-	-
- Deferred	(9,880)	9,247	-	-	1,884,159	35,901,868		-	446,309	(333,412)
Fringe Benefit Tax		-	-	-						
Profit / (Loss) After Taxation	**11,081,906**	**3,982,774**	**17,403,134**	**(£7,539) INR (511,660)**	**(2,451,683)**	**(67,944,723)**	**(437,816)**	**(6,875,967)**	**(1,585,881)**	**(159,334)**
Proposed Dividend		-	-	-	-	-	-	-		
Details of Investments		-	-	-	-	-	-	-		
Quoted - Non Trade - Current		-	-	-	-	-	-	-		
Quoted - Non Trade - Long Term	2,096,311	-	-	-	-	-	-	-		
Unquoted - Subsidiaries		-	-		-	-	-	-		
Unquoted Non Trade Others	295,027,314	-	-		2,402,434	-	-	-		
Total Investments	**297,123,625**	-	-		**2,402,434**	-	-	-		

Legend:

UHHCL: Unique Home Health Care Ltd
ABMCL: AB Medical Centres Ltd
SHEL: Samudra Healthcare Enterprises Ltd
AHUKL : Apollo Hospital (UK) Ltd
AHLL: Apollo Health & Lifestyle Ltd
IHRCL: Imperial Hospital & Research Centre Ltd
PHL-Pinakini Hospitals Limited
ACSPL - Apollo Cosmetic Surgical Centres Pvt Ltd
ISIS - ISIS Healthcare India Private Limited*
MERA- Mera Healthcare Private Limited*
* Subsidiary of AHLL
# Revenue and profitability is for the period 11th July 2009 to 31st March 2010

Note: In respect of Apollo Hospitals (UK) Limited, the assets and liabilities are translated at closing rate of the reported period and Income and Expenses are translated at the average rate of the above reported period.

FOR THE KIND ATTENTION OF SHAREHOLDERS

a. Shareholders / Proxy holders attending the meeting should bring the attendance slip to the meeting and hand over the same at the entrance duly signed.

b. Shareholders / Proxy holders attending the meeting are requested to bring the copy of the Annual Report for the reference at the meeting.

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भारत INDIA
500
2009
APOLLO HOSPITALS
अपोलो हॉस्पिटल्स

November 02, 2009. A red letter day in the history of Apollo Hospitals. A day when the nation decided to confer a much deserved recognition on the organisation for its pioneering spirit, commitment to healthcare and service to the nation. And as our Chairman stated, "it's not just a reward for our performance, but is a powerful motivation for the entire Apollo family to pursue its unshakeable belief that every person has a right to live a healthy happy life."

Apollo HOSPITALS
TOUCHING LIVES

Apollo Hospitals Enterprise Limited
Regd. Office: No. 19, Bishop Gardens, Raja Annamalaipuram, Chennai – 600 028. www.apollohospitals.com